EXHIBIT 99.1

The Phoenix Companies, Inc.

One American Row

Hartford, Connecticut 06102

                    , 2008

Dear Stockholder of The Phoenix Companies, Inc.:

We are pleased to inform you that on                     , 2008, the board of directors of The Phoenix Companies, Inc. (“PNX”) approved the spin-off of Virtus Investment Partners, Inc. (the “Company”), a wholly owned subsidiary of PNX, into an independent publicly traded asset management firm. When the spin-off is completed, PNX will be primarily a life and annuity business, and our assets and business will consist largely of those currently reported in our financial statements as our Life and Annuity segment, as well as the assets and business of our wholly owned subsidiary, Goodwin Capital Advisers, Inc.

The spin-off will occur on                     , 2008 through a pro rata distribution of Company common stock to PNX’s stockholders. This means each PNX stockholder will receive                      shares of Company common stock for every one share of PNX common stock held at 5 p.m., New York City time, on                     , 2008, the record date of the spin-off. The distribution will be made in book-entry form. We intend that the Company common stock you receive in the spin-off will be treated as a taxable distribution for U.S. federal income tax purposes. You should consult your own tax advisor regarding the particular consequences of the spin-off to you.

Following the spin-off, you will own shares in both PNX and the Company. PNX common stock will continue to trade on the New York Stock Exchange under the symbol “PNX.” We intend to apply to have the Company common stock authorized for listing on                      under the symbol “                    .” Stockholder approval of the spin-off is not required, and you do not need to take any action to receive your Company common stock.

The spin-off will create two separate companies. We believe it will enhance value for PNX stockholders by allowing PNX and the Company to each focus on maximizing their own, distinct opportunities.

The enclosed information statement is being mailed to all PNX stockholders. It describes the spin-off in detail and contains important information about the Company, including its financial statements.

I look forward to your continued support as a stockholder and remain committed to working on your behalf to build long-term value.

Sincerely,

Dona D. Young

Chairman, President and

Chief Executive Officer

                    , 2008

Dear Stockholder of Virtus Investment Partners, Inc.:

It is my pleasure to welcome you as a future stockholder of our new company, Virtus Investment Partners, Inc. (the “Company”). Our strategy as an independent publicly traded company is to maximize value to our stockholders by building on our current strengths and capitalizing on the opportunities we see in the market where we believe we can be competitive and achieve growth.

We will continue to maintain, extend and improve our product offerings by leveraging the investment capabilities of our affiliated managers and subadvisers, as well as attracting new investment management talent and developing new products to meet the evolving needs of our distribution partners and clients. We also believe we can grow by expanding our current relationships with select distributors that have the capacity to sell a larger volume and broader array of our products. Other key elements of our strategy include attracting and retaining talented personnel in both investment management and distribution in order to better serve our key distribution partners and their clients, and enhancing our shared service model to build greater efficiency and economies of scale into our business.

I invite you to learn more about the Company by reviewing the enclosed information statement. We look forward to our future as an independent publicly traded company and to your support as a holder of our common stock.

Sincerely,

George R. Aylward Jr.

President and Chief Executive Officer

SUBJECT TO COMPLETION, DATED NOVEMBER 14, 2008

PRELIMINARY INFORMATION STATEMENT

VIRTUS INVESTMENT PARTNERS, INC.

Common Stock

(par value $.01 per share)

This information statement is being furnished in connection with the distribution to holders of common stock, par value $.01 per share, of The Phoenix Companies, Inc. (“PNX”) of all of the outstanding shares of common stock, par value $.01 per share, of Virtus Investment Partners, Inc. (the “Company”).

We are currently a wholly owned subsidiary of PNX. Following the spin-off, we will be an independent publicly traded company, and our assets and business will consist largely of those currently reported in PNX’s financial statements as PNX’s Asset Management segment and operating as the Company, but excluding the assets and business of PNX’s wholly owned subsidiary, Goodwin Capital Advisers, Inc. (“Goodwin”).

Shares of our common stock will be distributed to holders of PNX common stock of record as of the close of business on                     , 2008 (the “record date”). These stockholders will receive              share of our common stock for every one share of PNX common stock held on the record date. The distribution of the shares of our common stock will be made in book-entry form. The spin-off will be effective at 11:59 p.m., New York City time on                     , 2008. PNX intends the spin-off to be a taxable transaction for U.S. federal income tax purposes.

No stockholder approval of the spin-off is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy. PNX stockholders will not be required to pay for the shares of our common stock to be received by them in the spin-off or to surrender or exchange shares of PNX common stock in order to receive our common stock or to take any other action in connection with the spin-off.

There is no current trading market for our common stock. However, we expect that a limited market, commonly known as a “when-issued” trading market, for our common stock will develop on or shortly before the record date for the spin-off, and we expect that “regular way” trading of our common stock will begin the first trading day after the spin-off. We intend to apply to have our common stock authorized for listing on                      under the symbol “                    .”

In reviewing this information statement, you should carefully consider the matters described under “Risk Factors” for a discussion of certain factors that should be considered by recipients of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is                     , 2008.

This information statement is being furnished solely to provide information to PNX stockholders who will receive shares of our common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of PNX. This information statement describes our business, our relationship with PNX and how the spin-off affects PNX and its stockholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of our common stock that you will receive in the distribution. You should be aware of certain risks relating to the spin-off, our business and ownership of our common stock, which are described under the heading “Risk Factors.”

You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations and practices.

QUESTIONS AND ANSWERS ABOUT THE COMPANY AND THE SPIN-OFF

Q:	Why am I receiving this document?

A:	PNX is delivering this document to you because you were a holder of PNX common stock on the record date for the distribution of shares of our common stock. Accordingly, you are entitled to receive share of our common stock for every share of PNX common stock that you held on the record date. No action is required for you to participate in the distribution.

Q:	What is the spin-off?

A:	The spin-off is the overall transaction of separating the Company from PNX, which will be accomplished through a series of transactions which will result in our stockholders owning the Asset Management business operated by PNX and currently reported in its financial statements as its Asset Management segment, but excluding the assets and business of Goodwin. The final step of the transactions will be the pro rata distribution of our common stock by PNX to holders of PNX common stock (the “distribution”).

Q:	What is the Company?

A:	We are an existing wholly owned subsidiary of PNX. Following the spin-off, we will be an independent publicly traded company, providing investment management products and services to individuals and institutions.

Q:	Why is PNX separating the Company and distributing its stock?

A:	PNX and the Company are fundamentally different types of businesses, and the separation of the two businesses will help highlight unique characteristics and values of these businesses for investors and better position each company to access the capital markets. The separation of the Asset Management business from PNX will result in two separate companies that can each focus on maximizing opportunities for its distinct business. We believe this separation will present the opportunity for enhanced performance of each of the two companies.

PNX’s board of directors has determined that separating the Asset Management business from PNX is in the best interests of PNX and its stockholders. The following potential benefits were considered by PNX’s board of directors in making the determination to effect the spin-off:

•	allowing each company to separately pursue the business strategies that best suit its long-term interests;

•	creating separate companies that have different financial characteristics, which may appeal to different investor bases and allow for clarity on valuation of the respective businesses;

•	creating opportunities to more efficiently develop and finance ongoing operations and future acquisitions;

•	allowing each company to establish an expense structure appropriate for its business and size; and

•	creating effective management incentives tied to each company’s performance.

For a further explanation of the reasons for the spin-off and more information about our business, see “The Spin-Off—Reasons for the Spin-Off” and “Business.”

Q:	Why is the separation of the two companies structured as a spin-off?

A:	PNX’s board of directors believes that a distribution of shares of our common stock is a cost-effective way to separate the companies.

Q:	What is the record date for the distribution?

A:	The record date is , 2008, and ownership will be determined as of 5:00 p.m., New York City Time, on that date.

Q:	When will the distribution occur?

A:	Shares of our common stock will be distributed on or about , 2008 (the “distribution date”).

Q:	Can PNX decide to cancel the distribution of Company common stock even if all the conditions have been met?

A:	Yes. The distribution is conditioned upon satisfaction or waiver of certain conditions. See “The Spin-Off—Spin-Off Conditions and Termination.” PNX has the right to terminate the stock distribution, even if all of these conditions are met, if at any time PNX’s board of directors determines, in its sole discretion, that PNX and the Company are better served being a combined company, thereby making the distribution not in the best interest of PNX and its stockholders.

Q:	What will happen to the listing of PNX common stock?

A:	Nothing. PNX common stock will continue to be traded on the New York Stock Exchange under the symbol “PNX.”

Q:	Will the spin-off affect the market price of my shares of PNX common stock?

A:	Yes. As a result of the spin-off, we expect the trading price of your shares of PNX common stock immediately following the distribution date to be lower than immediately prior to the distribution date because the trading price will no longer reflect the value of the Company business. In addition, until the market has fully analyzed the operations of PNX without this business, the price of your shares of PNX common stock may fluctuate significantly. Furthermore, the combined trading prices of PNX common stock and our common stock after the distribution date may be less than the trading price of PNX common stock prior to the distribution date.

Q:	What will PNX stockholders receive in the spin-off?

A:	In the spin-off, PNX stockholders will receive share of our common stock for every one share of PNX common stock they own as of the record date of the spin-off. Immediately after the spin-off, PNX stockholders will still own their shares of PNX common stock and the same stockholders will still own all of PNX’s current businesses, but they will own them as two separate investments rather than as a single investment.

After the spin-off, the certificates and book-entry interests representing the “old” PNX common stock will represent such stockholders’ interests in the PNX businesses following the spin-off, excluding the Company but including Goodwin, and the certificates and book-entry interests representing our common stock that such stockholders receive in the spin-off will represent their interest in our Asset Management business only.

Q:	What does a PNX stockholder need to do now?

A:	PNX stockholders do not need to take any action, although we urge you to read this entire document carefully. The approval of the PNX stockholders is not required or sought to effect the spin-off and PNX stockholders have no appraisal rights in connection with the spin-off. PNX is not seeking a proxy from any stockholders and you are requested not to send us a proxy.

PNX stockholders will not be required to pay anything for the shares of our common stock distributed in the spin-off or to surrender any shares of PNX common stock. PNX stockholders should not send in their PNX share certificates. PNX stockholders will automatically receive their shares of our common stock when the spin-off is effected.

Q:	Are there risks to owning Company common stock?

A:	Yes. Our business is subject to both general and specific risks relating to our operations. In addition, our spin-off from PNX presents risks relating to our becoming an independent publicly traded company as well as risks relating to the nature of the spin-off transaction itself.

Q:	What are the U.S. federal income tax consequences of the spin-off to PNX stockholders?

A:	It is intended that the spin-off will be a taxable transaction for U.S. federal income tax purposes. Accordingly, a taxable U.S. stockholder receiving shares of our common stock in the spin-off will be treated as if such stockholder had received a taxable distribution in an amount equal to the fair market value of our common stock received. Such distribution will be treated as a dividend to the extent of PNX’s current and accumulated earnings and profits, which subject to certain limitations may be taxable to individuals at a reduced rate of 15%. To the extent in excess of our earnings and profits, the receipt of our common stock will generally result in a reduction of a stockholder’s basis in PNX common stock and capital gain to the extent of any excess. Capital gains may be taxable at a reduced rate of 15% for individuals that have held their shares of PNX common stock for more than one year. In addition, a stockholder’s tax basis in our common stock will be equal to its fair market value at the time of the spin-off and the holding period in our common stock will begin the day after the spin-off. Depending on the circumstances, a non-U.S. stockholder may be subject to a withholding tax at a rate of 30% on the fair market value of the common stock received by such stockholder, unless such stockholder is entitled to an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or the amount treated as a taxable dividend is effectively connected with such non-U.S. stockholder’s conduct of a trade or business in the United States, and the stockholder provides to us appropriate certification.

See “The Spin-off—Material U.S. Federal Income Tax Consequences of the Spin-off.”

You should consult your own tax advisor as to the particular consequences of the spin-off to you.

Q:	What if I want to sell my PNX common stock or my Company common stock?

A:	You should consult with your own financial advisors, such as your stockbroker, bank or tax advisor. PNX does not make any recommendations on the purchase, retention or sale of shares of PNX common stock or our common stock to be distributed.

If you do decide to sell any shares, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your PNX common stock or your Company common stock after it is distributed, or both.

Q:	Where will I be able to trade shares of my Company common stock?

A:	There is not currently a public market for our common stock. We intend to apply to have our common stock authorized for listing on , or , under the symbol “ .” We anticipate that trading in shares of our common stock will begin on a “when-issued” basis on or shortly before the record date and before the distribution date, and “regular way” trading will begin on the first trading day following the distribution date. If trading does begin on a “when-issued” basis, you may purchase or sell our common stock after that time, but your transaction will not settle until after the distribution date. On the first trading day following the distribution date, when-issued trading in respect of our common stock will end and regular way trading will begin. We cannot predict the trading prices for our common stock before or after the distribution date.

Q:	Where can PNX stockholders get more information?

A:	Before the distribution, if you have any questions relating to the distribution, you should contact:

The Phoenix Companies, Inc.

Investor Relations

One American Row

Hartford, CT 06102

Telephone: (860) 403-7100

After the distribution, if you have any questions relating to our common stock, you should contact:

Virtus Investment Partners, Inc.

Investor Relations

56 Prospect Street

Hartford, CT 06102

Telephone: (860) 403-7100

Q:	Who will be the distribution agent, transfer agent and registrar for Company common stock?

A:	The distribution agent for our common stock will be Mellon Investor Services, LLC.

After the distribution, the transfer agent and registrar for our common stock will be Mellon Investor Services, LLC.

SUMMARY

This summary highlights information contained elsewhere in this information statement and may not contain all of the information that may be important to you. For a complete understanding of the Asset Management business and the spin-off, you should read this summary together with the more detailed information and the Company financial statements appearing elsewhere in this information statement. You should read this entire information statement carefully, including the “Risk Factors” and “Special Note About Forward-Looking Statements” sections.

References in this information statement to (1) the “Company,” “Phoenix Investment Partners, Ltd.,” “Virtus Investment Partners, Inc.,” “we,” “us” or “our” refer to Virtus Investment Partners, Inc., a Delaware corporation, and its direct and indirect subsidiaries, and (2) “PNX” refer collectively to The Phoenix Companies, Inc., a Delaware corporation, and its direct and indirect subsidiaries, in each case, unless the context otherwise requires. The transaction in which the Company will be separated from PNX and become an independent publicly traded company is referred to in this information statement as the “spin-off.”

Our Company

We are a provider of investment management products and services to individuals and institutions. We operate a multi-manager asset management business, comprising a number of individual affiliated managers, each having its own distinct investment style, autonomous investment process and brand. We believe our customers value this approach, especially institutional customers who appreciate individual managers with distinctive cultures and styles.

Investors have an array of needs driven by factors such as market conditions, risk tolerance and investment goals. A key element of our business is to offer a variety of investment styles and multiple disciplines to meet those needs. To that end, for our mutual funds, we supplement the investment capabilities of our affiliated managers with those of select unaffiliated sub-advisors. We do that by partnering with these managers whose strategies are not typically available to retail mutual fund customers.

We provide our products in a number of forms and through multiple distribution channels. Our retail products include open-end mutual funds, closed-end funds and separately managed accounts. Our fund family of over 50 open-end funds is distributed primarily through intermediaries. Our five closed-end funds trade on the New York Stock Exchange. Retail separately managed accounts are comprised of intermediary programs, sponsored and distributed by unaffiliated brokerage firms, and private client services, originated and maintained by our affiliated managers. We also manage institutional accounts for corporations, multi-employer retirement funds and foundations, endowments, special purpose funds and other types of institutions. Our earnings are primarily driven by asset-based investment management fees charged on these various products. These fees are based on a percentage of assets under management and are calculated using either daily or weekly average assets or assets at the end of the quarter.

Our Strengths

We believe the following business strengths position us to capitalize on the opportunities presented by the market for asset management products and services:

•

We offer our clients investment capabilities across a broad range of products. Our roster of affiliated managers and unaffiliated sub-advisors is comprised of investment management teams with expertise across a spectrum of investment capabilities. We have capabilities in traditional categories such as core, value and international equity, fixed income and money market, as well as specialized categories such as REITs and utilities. As of September 30, 2008, 61%, 69% and 63% of our third-party assets under management were in the top third of relative peer groups on a one, three and five year basis, respectively. See “Business—Our Performance” for additional information.

•

We offer products in multiple styles and multiple disciplines. Unlike many competitors of a similar size, our product set is highly diversified by manager, style and discipline. Our products are managed by a number of different managers, both affiliated and unaffiliated. We have multiple offerings by asset category (equity, fixed income, money market and alternative), in all market-caps (large, mid and small), in different styles (growth, blend and value) and with various investment approaches (fundamental, quantitative, thematic). By offering a broad array of products, we believe we can appeal to a greater number of investors and be less exposed to changes in market cycles and investor preferences. This provides the opportunity to participate in growth opportunities across different market cycles.

•

We distribute through multiple channels, with particular strength in retail distribution. We operate in both the institutional and retail markets. In retail markets, we have a broad presence in the national, regional and independent broker-dealer firms that are the major distributors of mutual funds and separately managed accounts to retail customers. In many of these firms, we have a number of products that are on the firms’ preferred “recommended” lists and on fee-based advisory programs. In 2007, our gross sales of retail mutual funds were $3.4 billion.

•

We provide an attractive environment for investment teams. Our affiliated managers maintain their own identity and participate in the earnings they generate through compensation arrangements. They are supported by shared distribution and administrative services, allowing them to focus their time and attention on managing client assets. We believe we provide an attractive environment for investment management professionals, which allows us to retain talent and attract new high-performing managers, teams and firms.

•

We have a strong and active product management and development capability. We have developed an active product management capability to allow for the continuous improvement of our product line. In our retail business, from 2005 through 2007 we completed 57 fund actions, comprised of launching or adopting new funds, changing sub-advisors and merging or liquidating funds. In addition, we have developed a number of new products that leverage our existing capabilities, through product line extensions such as our alternative fund of funds, Diversifier, and a new international REIT offering, or by identifying and acquiring new capabilities, such as our partnership with Vontobel Asset Management, the sub-advisor to our $1.1 billion Foreign Opportunities Fund.

Our Strategy

We believe we can enhance stockholder value by building upon our strengths and effectively executing the following strategies:

•

Maintain, extend and improve our offerings of high quality investment management capabilities. Our goal is to provide the highest quality products possible to our clients. In product categories where we do not have the capability from our affiliated managers, we partner with unaffiliated sub-advisors, selecting managers whose strategies are not typically available to retail mutual fund customers. We manage our product offerings in the same fashion that our distribution partners balance and manage their clientele’s portfolios, seeking to maximize returns while minimizing risks via a diversified, balanced suite of offerings with a long-term horizon.

•

Leverage our internal capabilities to develop new products. We intend to leverage our affiliated portfolio management capabilities by offering those capabilities in other product forms and extending them into new strategies. For example, our domestic REIT strategy was first developed for a closed-end fund, and was then introduced as an open-end fund, made available as an institutional account and within a variable annuity product. We then extended that domestic strategy into an international REIT offering in October 2007. We intend to seek to take similar steps with other investment capabilities. We also intend to continue to develop and introduce new offerings to meet the evolving needs of investors and to identify strong performing additional products that can be added to our line-up.

•

Build upon our current distribution access to generate higher levels of sales. We intend to selectively expand our distribution resources, including sales and relationship personnel. In the retail business, our wholesaling force is smaller than those of many of our competitors. We believe we can build upon the growth we have seen in the retail market by expanding these resources. In addition, through our intermediaries, we currently do business with a large number of producers that employ only one or two of our products. Our strategy is to focus on these producers in order to become one of their preferred mutual fund families. We believe this can be accomplished through appropriate incentives, focused activities and targeted marketing efforts. We also intend to expand into specific growth areas where we have a smaller presence, such as the registered investment advisors (“RIA”) channel. This channel is one of the fastest growing components of the advisory industry.

•

Develop and attract additional high-caliber investment professionals. We believe we can attract high-caliber investment management professionals based on the relative attractiveness of our business model, which allows each affiliated manager to maintain its identity and participate in the earnings it generates. We intend to employ a variety of approaches to grow in this manner, including the expansion of existing teams and direct hiring of new teams. Similarly, we believe the structure of our business is attractive to sub-advisors looking for distribution and other support.

•

Enhance our shared administrative and distribution services and achieve greater economies of scale. We intend to continue to enhance our shared services to allow for even greater efficiencies and economies of scale. The spin-off provides several opportunities to enhance the scope of the shared services we provide to our affiliated managers. Specifically, we will now have control over the costs related to all forms of shared services and the ability to deploy expenditures to best serve a stand-alone asset management business. We believe the spin-off will provide additional savings related to costs shared with PNX, primarily facilities and administrative support.

We believe that we have an opportunity to expand our profit margins by increasing assets under management and associated revenues while applying disciplined expense management. Generally speaking, we believe that in the asset management business an increase in assets under management to certain levels does not result in additional material fixed costs.

Following the spin-off, we will be an independent publicly traded company, and our assets and business will consist largely of those currently reported in PNX’s financial statements as PNX’s Asset Management segment and operating as the Company, but excluding the assets and business of Goodwin.

We describe in this information statement PNX’s Asset Management business that will be owned by us following the spin-off as if it were our sole business for all historical periods described. However, we are currently a wholly owned subsidiary of PNX that also owns other assets and is engaged, indirectly, in other businesses which will not be part of the Company following the spin-off. References in this document to our historical assets, liabilities, products, business, operations or activities generally refer to the historical assets, liabilities, products, business, operations or activities of PNX’s Asset Management business as it was conducted as part of PNX and its subsidiaries, including the Company and its subsidiaries, before the spin-off. Our historical financial results as part of PNX contained in this information statement may not be indicative of our financial results in the future as an independent company or reflect what our financial results would have been had we been an independent company during the periods presented.

Summary Consolidated Financial Data

The following tables set forth our summary consolidated financial data. The summary results of operations data for each of the three years in the period ended December 31, 2007 are derived from our audited consolidated financial statements included elsewhere in this information statement, which have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The results of operations data for the nine months ended September 30, 2007 and September 30, 2008 are derived from our unaudited consolidated financial statements included elsewhere in this information statement. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and in our opinion include all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair statement of our results of operations and financial position for these periods and as of such dates.

The following tables also present our summary unaudited pro forma consolidated financial information, which has been derived from our unaudited pro forma consolidated financial information included elsewhere in this information statement.

	Nine Months Ended September 30,			Years Ended December 31,
	2008	Pro Forma 2008	2007	2007	Pro Forma 2007	2006	2005
($ in millions)
Results of Operations
Total revenues	$143.4	$125.7	$170.0	$226.2	$203.3	$218.6	$237.4
Total operating expenses	589.6	574.5	166.1	220.9	198.6	262.5	256.5
Operating income (loss)	(446.2)	(448.8)	3.9	5.3	4.7	(43.9)	(19.1)
Net income (loss)	(349.9)	(351.5)	10.2	(14.2)	2.3	(47.6)	(33.1)
Adjusted net income(1)	13.6		13.5	16.5		18.6	17.3

Cash Flow Data
Net cash provided by (used in) operating activities	$(2.8)		$4.8	$13.0		$15.9	$(11.5)
Capital expenditures	(2.4)		—	(0.5)		(1.6)	(0.8)
EBITDA(2)	7.8			38.1		26.2	22.1

	As of September 30			As of December 31,
	2008	Pro Forma 2008	2007	2007		2006	2005
Balance Sheet Data
Cash and cash equivalents	$22.6	$44.5	$32.8	$36.8		$33.9	$23.8
Current assets (including cash and cash equivalents)	60.9	81.7	83.0	83.1		82.2	66.3
Total assets	365.0	274.3	760.7	752.2		781.1	825.0
Current liabilities (excluding current maturities of notes payable)	55.4	37.6	56.9	74.3		71.0	54.0
Notes payable to related parties (including current maturities)	33.0	20.0	370.0	42.0		436.3	508.1
Other liabilities	1.7	12.5	29.6	11.0		20.3	35.9
Convertible preferred equity	—	45.0	—	—		—	—
Stockholder’s equity	274.9	159.2	304.2	624.9		253.5	227.0

Assets Under Management
($ in billions)
Total assets(3)	$41.2		$59.4	$55.5		$58.1	$50.9
Third-party assets(3)	28.7		46.5	42.5		45.0	37.4
Pro forma assets(3)	27.0		44.4	40.4		43.6	35.7

Notes to Summary Consolidated Financial Data

(1)

The supplemental performance measure “adjusted net income” is provided in addition to net income, but is not a substitute for net income determined in accordance with GAAP and may not be comparable to other non-GAAP performance measures, including measures of cash earnings or cash income, of other companies. Furthermore, adjusted net income is not a liquidity measure and should not be used in place of cash flow measures determined in accordance with GAAP. We consider adjusted net income an important measure of our financial performance, as we believe it best represents operating performance of the primary asset management business. We consider this non-GAAP financial measure when evaluating the performance of the Company and believe the presentation of these amounts provides the reader with information to better analyze the Company’s operations for the periods presented. See our definition of adjusted net income, as well as our reconciliation of net income to adjusted net income in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Supplemental Performance Measures.”

(2)	The supplemental measure “EBITDA”, a non-GAAP liquidity measure, defined as earnings before interest expense, income taxes, depreciation and amortization, is provided in addition to, but not as a substitute for, cash flow from operations. EBITDA, as calculated by us, may not be consistent with computations of EBITDA by other companies. As a measure of liquidity we believe that EBITDA is a useful indicator of our ability to service debt, make new investments and meet working capital requirements. We further believe that many investors use this information when analyzing the financial position of companies in the asset management industry.

(3)	“Total assets” reflect all related party and unrelated party assets managed by the Company, including PNX’s general account. Historical financial results included in this information statement are presented using total assets as the basis of the Company’s operations. “Third-party assets” are total assets excluding PNX’s general account. Historical financial results of the Asset Management segment of PNX are presented using third-party assets as the basis of the segment’s operations. “Pro forma assets” exclude Goodwin’s portion of PNX’s general account as well as third-party institutional assets managed by Goodwin. Pro forma financial results included in this information statement, as well as the Company’s future results, are presented using pro forma assets as the basis of the Company’s operations.

Our unaudited pro forma consolidated financial statements have been prepared to reflect adjustments to our historical financial information to give effect to the distribution of our common stock to the stockholders of PNX and the following transactions, as if these transactions had been completed at earlier dates:

•

Transfer of the Goodwin business to PNX. Goodwin is a registered investment advisor with revenues of $22.9 million and $17.6 million, and operating expenses of $17.6 million and $13.2 million, for 2007 and the first nine months of 2008, respectively.

•

Operating costs related to human resources, facilities, corporate communications, compliance, corporate and staff, legal, internal audit and tax service were previously charged to the Company by PNX. Costs for these functions are now directly incurred by the Company. In addition, costs have been adjusted to include board of directors’ expenses, transfer agent fees and stock exchange listing fees. This resulted in net cost adjustments of ($4.7) million and ($1.9) million for 2007 and the first nine months of 2008, respectively.

•

A one-time pre-payment of approximately $13.0 million on its $33.0 million intercompany note agreement with Phoenix Life Insurance Company. The Company expects there will be approximately $20.0 million of outstanding indebtedness on this note after the distribution is completed. The interest rate is expected to be re-set on this note agreement at LIBOR plus 400 basis points. A 100 basis point increase or decrease in the interest rate would result in additional or reduced annual interest expense of $0.2 million.

•

Sale of $45.0 million of convertible preferred stock to Harris Bankcorp, Inc. (“Harris Bankcorp”). On October 30, 2008, the Company signed a definitive agreement with Harris Bankcorp, a U.S. subsidiary of Bank of Montreal, to take a 23% equity position in the Company in connection with the spin-off.

•

Establishment of a $94.0 million valuation allowance against deferred tax assets, which were generated primarily by federal net operating losses, due to the uncertainty of future income that is necessary to realize these assets. Elimination of $4.9 million of intercompany taxes payable to PNX under the tax sharing agreement with PNX.

The unaudited pro forma consolidated financial data presented for the year ended December 31, 2007 and for the nine months ended September 30, 2008 is derived from our audited consolidated financial statements for the year ended December 31, 2007 and our unaudited consolidated financial statements for the nine months ended September 30, 2008. The unaudited pro forma consolidated results of operations data for the year ended December 31, 2007 and the nine months ended September 30, 2008 assumes the items listed above occurred as of January 1, 2007. For a more complete explanation see “Unaudited Pro Forma Consolidated Financial Data.”

Our consolidated financial information may not be indicative of our future performance and does not necessarily reflect what our financial condition and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, including many changes that will occur in the operations and capitalization of the Company as a result of our separation from PNX.

Summary of the Spin-Off

The following is a summary of the terms of the spin-off. See “The Spin-Off” for a more detailed description of the matters described below.

Distributing company	The Phoenix Companies, Inc.

Distributed company	Virtus Investment Partners, Inc.

Distribution ratio	Each holder of PNX common stock will receive a dividend of share of our common stock for every one share of PNX common stock held on the record date.

Securities to be distributed	Shares of our common stock and accompanying share purchase rights, which will constitute all of the outstanding shares of our common stock immediately after the spin-off.

Record date	The record date is the close of business on , 2008. In order to be entitled to receive shares of our common stock in the spin-off, holders of shares of PNX common stock must be stockholders as of the close of business on the record date.

Distribution date	The distribution date will be on or about , 2008.

Relationship between the Company and PNX after the spin-off	After the spin-off, neither PNX nor the Company will have any ownership interest in the other, and each of PNX and the Company will be an independent publicly traded company. In connection with the spin-off, we are entering into a number of transitional agreements with PNX that will govern our future relationship with PNX. Under these transitional agreements, we expect PNX will provide us with the following transition services, among others: information technology support, human resources, facilities, legal and other limited services consistent with past practices. We will also enter into other agreements with PNX providing for the allocation of tax benefits, employee matters and liabilities arising from periods prior to the spin-off. We may enter into other agreements with PNX prior to or concurrently with the distribution that would relate to other aspects of our relationship with PNX following the spin-off. See “Our Relationship With PNX After the Spin-Off.”

Management of the Company	Following the spin-off, we will have an initial board of directors (the “Board”) consisting of nine directors. Our certificate of incorporation and our bylaws will provide that our Board is divided into three classes. The term of the first class of directors expires at our 2009 annual meeting of stockholders, the term of the second class of directors expires at our 2010 annual meeting of stockholders and the term of the third class of directors expires at our 2011 annual meeting of stockholders. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting of stockholders will be elected for a three year term, one class being elected each year by our stockholders. See “Management—Board of Directors.”

Description of indebtedness	We currently intend to obtain new third-party financing, the proceeds of which will be used to pay down certain existing related party payables, the outstanding balance on our notes payable to Phoenix Life Insurance Company, to provide for our working capital requirements, to support letters of credit and for other general corporate requirements, including the financing of acquisitions. See “Description of Indebtedness” and Notes 9 and 15 to our consolidated financial statements in this information statement.

Dividend policy	We do not plan on initially paying any cash dividends. However, the owners of our common stock may receive dividends when declared by our Board from funds legally available for the payment of dividends. All decisions regarding the declaration and payment of dividends will be evaluated from time to time in light of our financial condition, earnings, growth prospects, other uses of cash, funding requirements, applicable law and other factors our Board deems relevant. See “Dividend Policy.”

Payment of intercompany indebtedness	The Company intends to make a one-time pre-payment of approximately $13.0 million on its $33.0 million intercompany note agreement with Phoenix Life Insurance Company in connection with this spin-off transaction. The Company expects there will be approximately $20.0 million of outstanding indebtedness on this note after the distribution is completed. The Company intends to obtain third-party financing to retire this obligation at the time of the distribution date.

Anti-takeover provisions	In connection with the spin-off, we intend to adopt a stockholders’ rights agreement, which will expire on or before June 19, 2011, which could have the effect of discouraging, delaying or preventing a change of control of the Company not approved by our Board. See “Description of Our Capital Stock—Anti-Takeover Provisions—Rights Agreement.”

Provisions of the Delaware General Corporation Law (the “DGCL”) may have the effect of discouraging, delaying or preventing a change of control of the Company not approved by our Board. Such provisions may also have the effect of discouraging third parties from making proposals involving an acquisition or change of control of the Company, although such proposals, if made, might be considered desirable by a majority of the stockholders of the Company. Such provisions could further have the effect of making it more difficult for third parties to cause the replacement of our Board.

Risk factors	You should carefully consider the matters discussed under the section entitled “Risk Factors.”

Corporate Information and Structure

We are a Delaware corporation and an existing wholly owned subsidiary of PNX. Our principal executive offices are located at 56 Prospect Street, Hartford, CT 06102, and our telephone number is (860) 403-7100. We will be relocating our principal executive office to 100 Pearl St. 9th Floor, Hartford, CT 06103.

Pursuant to the spin-off, we will be separated from PNX and become an independent publicly traded company. The spin-off and our resulting separation from PNX involve the following steps:

•	Before the distribution date:

•	The PNX board of directors will determine the record date for the dividend of our common stock to PNX stockholders, declare that dividend and determine the distribution ratio.

•	Our common stock is expected to begin trading on a “when-issued” basis on or shortly before the record date for the spin-off.

•	PNX, as our sole stockholder, will:

i.	elect our Board;

ii.	approve our adoption of certain benefit plans; and

iii.	approve various actions related to the spin-off as described in this information statement.

•	Our Board will approve:

i.	the adoption of certain benefit plans;

ii.	our corporate governance documents and policies; and

iii.	various actions related to the spin-off as described in this information statement.

•

The Securities and Exchange Commission (the “SEC”) will declare effective under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our Form 10, of which this information statement is a part.

•	PNX will mail this information statement to its stockholders.

•	On or before the distribution date:

•	We will have entered into numerous agreements with PNX, including a:

i.	Separation and Distribution Agreement;

ii.	Transition Services Agreement;

iii.	Tax Separation Agreement; and

iv.	Employee Matters Agreement.

•	On the distribution date:

•	Phoenix Investment Management Company (“PIM”), our direct parent and a wholly owned subsidiary of PNX, will transfer all of our common stock to PNX.

•	We will transfer all of the stock and assets of Goodwin to PNX.

•	PNX will distribute 100% of the shares of our common stock (other than shares withheld to satisfy certain withholding obligations) pro rata to all of its stockholders of record as of the record date.

•	Following the distribution date:

•

We expect that our common stock will begin trading on              on a “regular way” basis under the symbol “            ” on the first trading day following the distribution date. We will operate as an independent publicly traded company.

For a further explanation of the spin-off, see “The Spin-Off.”

The Company is not a registered investment advisor. However, it has seven subsidiaries that are active registered investment advisors.

The following diagram depicts our corporate structure after giving effect to the distribution and the other concurrent transactions described in this information statement:

Recent Developments

On October 30, 2008, we and our parent companies, PNX and Phoenix Investment Management Company, entered into an Investment and Contribution Agreement with Harris Bankcorp, Inc., a U.S. subsidiary of Bank of Montreal, pursuant to which Harris Bankcorp, Inc. would acquire $45.0 million in convertible preferred stock of the Company, representing a 23% equity position in us and our direct and wholly owned subsidiary. The agreement calls for a two-step closing process, the first step of which was completed effective October 31, 2008. The second step of the transaction, which is subject to certain regulatory and other customary conditions, is expected to be completed in connection with the spin-off.

For additional information on the agreement with Harris Bankcorp, Inc., see “Equity Investment.”

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this information statement, in evaluating the Company and our common stock. If any of the risks described below actually occurs, our business, financial results, financial condition and stock price could be materially adversely affected.

Recent Risk Factors Related to the Current Market Environment

Recent market and economic developments may materially and adversely affect our business, revenues, earnings, sales, assets under management, financial condition and results of operations.

Recent markets have experienced unprecedented credit and liquidity issues as well as volatility and declines in the equity markets. Lending practices in past years, particularly in the “sub-prime” market, coupled with dramatic declines in home prices, rising mortgage defaults and increasing home foreclosures, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to most sectors of the credit markets, and to credit default swaps and other derivative securities, have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions, to be subsidized by the U.S. Government and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, credit markets have worsened considerably, with many lenders and institutional investors reducing, and in some cases, ceasing to provide funding to borrowers, including other financial institutions. Additionally, concerns over increasing unemployment, inflation and energy costs as well as geopolitical issues have contributed to diminished expectations for the economy and the financial markets going forward. These factors, combined with declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and fears of a prolonged recession. As a result, the financial markets and the U.S. economy are experiencing a period of extreme volatility.

It is difficult to predict how long the current economic and market conditions will continue, how the coordinated actions of the U.S. Government and other international economic leaders will affect the current environment, and whether the financial markets will continue to deteriorate and which aspects of our products and/or business will be adversely affected. However, the resulting lack of available credit, lack of confidence in the financial sector, increased volatility in the financial markets and reduced business activity may materially and adversely affect us. Recent market and economic developments have affected, or have the potential to affect, us negatively by:

•	reducing the value of the assets we manage, which has resulted in, and may continue to result in, lower fee revenues;

•

increasing consumer concerns about the returns and attractiveness of our investment products, which may cause existing clients to withdraw assets and diminish our ability to attract assets from new and existing clients, which would result in lower sales and fee revenues;

•

affecting the access to, and reliability of, service levels provided by our intermediary distribution channels and service providers, which could materially affect our sales, redemptions and business operations;

•	exacerbating the conditions which caused us to recognize an impairment of the goodwill and intangible assets on our balance sheet and may lead to future impairments;

•	increasing competition from stronger rivals in a more consolidated financial services industry, driven by regulatory action or other opportunistic transactions;

•	causing regulators to change the laws and regulations that affect us, which may result in greater compliance costs and restrictions on our ability to do business;

•

encouraging litigation, arbitration and regulatory action in response to the increased frequency and magnitude of investment losses, which may result in unfavorable judgments, awards and settlements, regulatory fines and an increase in our related legal expenses;

•	reducing our ability to obtain financing to support the development of our business on favorable terms, or eliminating our ability to obtain financing at all;

•

increasing the difficulty of performing administrative functions such as determining the fair value of assets we manage and changing our investment positions in assets we manage, which may affect our service levels and the ability to retain existing clients or attract new clients;

•

damaging our reputation indirectly by association with the industries most seriously affected by market and economic developments, or directly due to a decline in investment performance or service levels, which may affect our ability to retain existing clients or attract new clients;

•

damaging our reputation due to the inability of investors to redeem auction rate preferred securities due to the failure, since February 2008, of such remarketing auctions caused by illiquidity in the auction rate preferred market, which previously provided investment liquidity to certain of our closed-end funds; and

•

damaging our reputation or creating pressure to contribute capital to certain of our money market funds should these funds become at risk of falling below a $1.00 net asset value, referred to as “breaking the buck,” due to illiquidity in the money markets or credit-related impairments of their holdings.

Any of these negative effects may materially and adversely affect our business, revenues, earnings, sales, assets under management, financial condition and results of operations.

Risk Factors Relating to the Spin-Off

Our historical and pro forma consolidated financial information is not necessarily representative of the results we would have achieved as a stand-alone company and may not be a reliable indicator of our future results.

Our historical consolidated financial information included in this information statement does not reflect the financial condition, results of operations or cash flows we would have achieved as a stand-alone company during the periods presented or those we will achieve in the future. This is primarily a result of the following factors:

•	our historical financial information reflects the assets and business of Goodwin that will not be part of the Company following the distribution;

•

our historical financial results reflect allocations of corporate expenses from PNX, which may be different than the comparable expenses we would have actually incurred or will incur in the future as a stand-alone company;

•	our cost of debt and our capitalization will be different from that reflected in our historical consolidated financial statements; and

•

significant changes may occur in our cost structure, management, financing and business operations as a result of our separation from PNX, including the costs for us to establish our new operating infrastructure.

We have made adjustments based upon available information and assumptions that we believe are reasonable to reflect these factors, among others, in our pro forma financial information. However, our assumptions may prove not to be accurate, and accordingly, our pro forma financial information should not be assumed to be indicative of what our financial condition or results of operations actually would have been as a stand-alone company nor to be a reliable indicator of what our financial condition or results of operations actually may be in the future.

The agreements we are entering into with PNX may involve, or may appear to involve, conflicts of interest.

Because the spin-off involves the separation of PNX’s existing businesses into two independent companies, we are entering into certain agreements with PNX to provide a framework for our initial relationship with PNX following the spin-off. We have negotiated these agreements with PNX while we are still a wholly owned subsidiary of PNX. Accordingly, the persons who are expected to become our officers are currently employees or officers of PNX or its subsidiaries and, as such, have an obligation to serve the interests of PNX and its subsidiaries. As a result, they could be viewed as having a conflict of interest.

As we build our information technology infrastructure and transition our data to our own systems, we could experience temporary business interruptions and incur substantial additional costs.

After the spin-off, we will install and implement information technology infrastructure to support our business functions. We anticipate this will involve significant costs. We may incur temporary interruptions in business operations if we cannot transition effectively from PNX’s existing technology infrastructure, as well as the people and processes that support them. We may not be successful in implementing our new technology infrastructure and transitioning our data, and we may incur substantially higher costs for implementation than currently anticipated. Our failure to avoid operational interruptions as we implement the new infrastructure and transition our data, or our failure to implement the new infrastructure and transition our data successfully, could disrupt our business and have a material adverse effect on our profitability.

Our separation from PNX could increase our U.S. federal income tax costs.

Due to the separation we will not be able to file a consolidated U.S. federal income tax return with PNX. As a result, the Company and PNX will no longer be able to offset one another’s net operating and capital gains with net operating and capital losses to the extent available. Additionally, any other benefits relating to taxes arising from being part of the larger PNX company may be lost. As a result, the aggregate amount of U.S. federal income taxes applicable to our business may increase after the distribution.

Risk Factors Relating to Our Business

Poor performance of the securities markets could adversely affect our revenues, earnings, sales and assets under management.

The securities markets can be volatile and experience both periods of strong growth and of substantial declines. There are several ways in which market declines and volatility have affected, or have the potential to affect, us negatively, including:

•	limiting our fee revenues by reducing the value of the assets we manage;

•	decreasing sales of our investment products;

•	causing existing clients to withdraw assets from our managed investment products, which would result in lower fee revenues; and

•	diminishing our ability to attract assets from existing and new clients.

Any of these negative effects may result in lower revenues and earnings.

For example, during the first nine months of 2008, the market value of our assets under management declined $4.3 billion due to declines in the securities markets. Accordingly, our management fees, which are calculated based on a percentage of the market value of assets under management, declined at an annualized rate of $19.1 million. Future periods of poor securities market performance, which will affect our investment management fees, may have an adverse effect on our revenues, earnings, sales, assets under management and the carrying value of our goodwill or intangible assets.

For the first nine months of 2008, we had a loss of $349.9 million as compared to a loss of $10.2 million for the same period in 2007. The primary contributors to the 2008 loss were pre-tax non-cash impairment charges of $432.2 million related to goodwill and intangible assets. Our 2007 loss was primarily driven by interest expense on $325.0 million of intercompany debt, which was extinguished on December 31, 2007.

Poor relative investment performance of some of our asset management strategies may result in outflows of assets under management, lower revenues and lower earnings.

Net flows related to our asset management strategies can be affected by investment performance. Further, our asset management strategies are rated or ranked by independent third parties and individual distribution partners, and many industry periodicals and services provide assessments of the relative performance of our strategies. These assessments often affect the decisions of customers regarding which strategies to invest in. If the relative performance or assessments of our strategies decline materially, the assets under management related to these strategies may decrease as customers select strategies with better performance. Any loss of assets under management would decrease the fees that we earn from such strategies. This could result in lower assets under management, lower revenues and lower earnings.

Our business operations, investment returns and profitability could be adversely impacted by inadequate performance of third-party relationships.

We are dependent on certain third-party relationships to maintain essential business operations. These services include, but are not limited to, information technology infrastructure, application systems support, mutual fund and investment accounting services, transfer agent and cash management services, custodial services, records storage management, backup tape management, security pricing services, payroll, legal and employee benefit programs. In addition, we maintain contractual relationships with certain investment advisory and investment management firms to leverage their expertise. These firms manage select investments or portions of portfolios under sub-advisory agreements.

We periodically negotiate provisions and renewals of these relationships and there can be no assurance that such terms will remain acceptable to such third parties or us. An interruption in our continuing relationship with certain of these third parties or any material delay or inability to deliver essential services could materially affect our business operations and potentially adversely affect our profitability.

Clients can withdraw assets from our management for a variety of reasons, which could lead to a decrease in our revenues and earnings.

Generally, our clients can terminate their relationships with us or our distribution partners at will or on relatively short notice. They can also reduce the aggregate amount of managed assets or shift their funds to other types of accounts for any number of reasons, including investment performance, changes in investment preferences, changes in reputation in the marketplace, changes in client management or ownership, loss of key investment management personnel and financial market performance. In declining markets, the pace of mutual fund redemptions and withdrawals of assets from other accounts could accelerate. Poor performance relative to other asset management firms may result in decreased purchases of fund shares, increased redemptions of fund shares, and the loss of institutional or individual accounts. A reduction in the assets we manage, and the associated decrease in revenues and earnings, could have a material adverse effect on our business.

Our separation from PNX could adversely affect our business and profitability due to the loss of PNX’s brand, reputation and capital base.

As a wholly owned subsidiary of PNX, we have marketed certain of our products and services using the “Phoenix” brand name and logo. Our separation from PNX and change in name may adversely affect our ability to attract and retain customers and their investments, which could result in outflows or reduced sales from our mutual funds and other investment products. We cannot predict the effect that our separation from PNX will have on our business or customers, sub-advisors, distribution partners and employees.

We might be unable to attract or retain personnel who are key to our business.

The success of our business is dependent to a large extent on our ability to attract and retain key employees. Competition in the job market for professionals such as portfolio managers, securities analysts and sales personnel is generally intense. In general, our employees are not subject to employment contracts or non-compete agreements. Any inability to retain our key employees, or attract and retain additional qualified employees, could have a negative impact on us.

The independent trustees of our mutual funds and closed-end funds, intermediary program sponsors, managed account clients and institutional asset management clients could terminate their contracts with us. This would reduce our revenues and earnings.

Each of the mutual funds and closed-end funds for which we act as investment advisor or sub-advisor is registered under the Investment Company Act of 1940 (the “Investment Company Act”) and is governed by a board of trustees or board of directors. Each fund’s contract is renewed annually by the fund board. Either the board members or, in limited circumstances, the stockholders may terminate an advisory contract with us and move the assets to another investment advisor. The board members also may deem it to be in the best interests of a fund’s stockholders to make other decisions adverse to us, such as reducing the compensation paid to us or imposing restrictions on our management of the fund.

Our asset management agreements with intermediary program sponsors, private clients and institutional clients are generally terminable by these sponsors and clients upon short notice without penalty. As a result, there would be little impediment to these sponsors or clients terminating our agreements if they became dissatisfied with our performance.

The termination of any of the above agreements relating to a material portion of assets under management would adversely affect our investment management fee revenues and earnings and could require us to take a charge to earnings as a result of the impairment of the goodwill or intangible assets associated with our asset managers.

Goodwill or intangible assets could become impaired requiring a charge to earnings in the event of significant market declines, net outflows of assets or losses of investment management contracts.

The amount of goodwill and intangible assets on our balance sheet is supported by the assets under, management and the related revenues of the business. In the nine months ended September 30, 2008, we have recognized goodwill and intangible asset impairments totaling $432.2 million. These impairment charges were triggered by the significant declines in the equity markets and the decline in valuations of financial companies experienced in 2008, particularly in the third quarter. It might be necessary to recognize additional impairment of these assets should these events worsen or recur or if we experience a drop in assets under management for other reasons such as material outflows, the termination of a material investment management contract or material outflows if clients withdraw their assets following the departure of a key employee.

We face strong competition in our businesses from mutual fund companies, banks and asset management firms. This competition could impair our ability to retain existing customers, attract new customers and maintain our profitability.

We face strong competition in our businesses. We believe that our ability to compete is based on a number of factors, including investment performance, service, distribution capabilities and relative scale. We are also highly dependent on our distribution relationships. Our actual and potential competitors include a large number of mutual fund companies, banks and asset management firms, many of which have advantages over us. Recent industry consolidation has resulted in larger competitors with financial resources, marketing and distribution capabilities and brand identities that are stronger than ours. Larger firms also may be able to offer, due to economies of scale, lower cost products. If we do not compete effectively in this environment, our profitability and financial condition would be materially adversely affected.

Our operations may depend on the availability of additional financing and, after the spin-off, we may not be able to obtain financing.

To support the development of our business, we may require additional financing for liquidity, capital requirements or growth initiatives. After the spin-off, PNX will not provide additional financing to us. Accordingly, we will depend on our ability to generate cash flow from operations and to borrow funds and issue securities in the capital markets to maintain and expand our business. We may need to incur debt on terms and at interest rates that may not be as favorable as those historically available to PNX. Any inability by us to obtain financing in the future could have a negative effect on our results of operations and financial condition.

Potential changes in federal and state regulation may increase our business costs, which could adversely affect our business, consolidated operating results, financial condition or liquidity.

We are subject to regulation by the SEC, the Financial Industry Regulatory Authority (“FINRA”) and other federal and state agencies and self-regulatory organizations. Each advisor (including unaffiliated sub-advisors) is registered with the SEC under the Investment Advisers Act of 1940 (the “Investment Advisers Act”). Each closed-end fund and open-end fund is registered with the SEC under the Investment Company Act. Our broker-dealer is registered with the SEC under the Securities Exchange Act and is a member of FINRA. All of our funds currently available for sale are qualified in all 50 states, Washington, DC, Puerto Rico, and the U.S. Virgin Islands. Most aspects of our investment management business, including the business of the sub-advisors, are subject to various federal and state laws and regulations.

These laws and regulations are primarily intended to benefit the investment product shareholder and generally grant supervisory agencies and bodies broad administrative powers, including the power to limit or restrict us and any sub-advisor from carrying on its investment management business in the event that it fails to comply with such laws and regulations. In such an event, the possible sanctions which may be imposed include the suspension of individual employees, limitations on our engaging in the investment management business for specified periods of time, the revocation of the advisors’ registrations as investment advisors or other censures and fines.

These laws and regulations are complex and subject to change. Moreover, because they are administered and enforced by a number of different governmental authorities, each of which exercises a degree of interpretive latitude, we are subject to the risk that compliance with any particular regulator’s or enforcement authority’s interpretation of a legal issue may not result in compliance with another regulator’s or enforcement authority’s interpretation of the same issue, particularly when compliance is judged in hindsight. In addition, there is risk that any particular regulator’s or enforcement authority’s interpretation of a legal issue may change over time to our detriment, or that changes in the overall legal environment may, even absent any particular regulator’s or enforcement authority’s interpretation of a legal issue changing, cause us to change our views regarding the actions we need to take from a legal risk management perspective, thus necessitating changes to our practices that may, in some cases, limit our ability to grow and improve the profitability of our business.

Compliance with these laws and regulations is also time consuming and personnel-intensive, and changes in these laws and regulations may increase materially our direct and indirect compliance costs and other expenses of doing business, thus having an adverse effect on our business, consolidated operating results, financial condition and liquidity.

Legal and regulatory actions are inherent in our businesses and could result in financial losses or harm to our businesses.

We are regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. In addition, various regulatory bodies regularly make inquiries of us and, from time to time, conduct examinations or investigations concerning our compliance with, among other things, securities laws and laws governing the activities of broker-dealers. There has been a significant increase in federal and state regulatory activity relating to financial services companies, with regulatory inquiries focusing on late-trading, market timing and valuation issues. Financial services companies have also been the subject of broad industry inquiries by state regulators and attorneys general which do not appear to be company-specific. We have had inquiries relating to market timing and distribution practices in the past, and we continue to cooperate with the applicable regulatory authorities in these matters. While no regulatory authority has ever taken action against us with regard to these inquiries, we may be subject to further related or unrelated inquiries or actions in the future.

It is not feasible to predict or determine the ultimate outcome of all legal or regulatory proceedings or to provide reasonable ranges of potential losses. We believe that the outcomes of our litigation and regulatory matters are not likely, either individually or in the aggregate, to have a material adverse effect on our consolidated financial condition. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation and regulatory matters, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operations or cash flows in particular quarterly or annual periods.

Misconduct by our employees, sub-advisors and distribution partners is difficult to detect and deter and could harm our business, results of operations or financial condition.

Misconduct by our employees, sub-advisors and distribution partners could result in violations of law by us, regulatory sanctions and/or serious reputational or financial harm. Misconduct can occur in each of our businesses and could include:

•	binding us to transactions that exceed authorized limits;

•	hiding unauthorized or unsuccessful activities resulting in unknown and unmanaged risks or losses;

•	improperly using or disclosing confidential information;

•	recommending transactions that are not suitable;

•	engaging in fraudulent or otherwise improper activity;

•	engaging in unauthorized or excessive trading to the detriment of customers; or

•	otherwise not complying with laws or our control procedures.

We cannot always deter misconduct by our employees, sub-advisors and distribution partners, and the precautions we take to prevent and detect this activity may not be effective in all cases. Prevention and detection among our sub-advisors and distribution partners, who are not employees of the Company, present additional challenges. Misconduct by our employees, sub-advisors and distribution partners may have a material adverse effect on our business, results of operations or financial condition.

Changes in accounting standards issued by the Financial Accounting Standards Board or other standard-setting bodies may adversely affect our financial statements.

Our financial statements are subject to the application of GAAP, which is periodically revised and/or expanded. Accordingly, from time to time we are required to adopt new or revised accounting standards or guidance issued by recognized authoritative bodies, including the Financial Accounting Standards Board. It is possible that future accounting standards we are required to adopt could change the current accounting treatment that we apply to our consolidated financial statements and that such changes could significantly affect our reported financial condition and results of operations.

We may be unsuccessful in our future acquisition endeavors, if any, which may have an adverse effect on our business.

One aspect of our future growth rate depends in part on our selective acquisition of additional businesses. We may be unable to identify suitable targets for acquisition or make acquisitions at favorable prices. If we identify a suitable acquisition candidate, our ability to successfully implement the acquisition would depend on a variety of factors, including our ability to obtain financing and, for larger transactions, requisite government approvals.

Acquisitions involve risks, including those associated with integrating the operations, financial reporting, technologies and personnel of acquired companies; managing geographically dispersed operations; the diversion of management’s attention from other business concerns; the inherent risks in entering markets or lines of business in which we have either limited or no direct experience; unknown risks; and the potential loss of key employees, customers and strategic partners of acquired companies. We may not successfully integrate any businesses or technologies we may acquire in the future and may not achieve pre-acquisition anticipated revenue and cost benefits. Acquisitions may be expensive, time consuming and may strain our resources. Acquisitions may not be accretive to our earnings and may negatively impact our results of operations as a result of, among other things, the incurrence of debt, one-time write-offs of goodwill and amortization expenses of other intangible assets. In addition, future acquisitions that we may pursue could result in dilutive issuances of equity securities.

Risk Factors Relating to Our Common Stock

Because of our size, there may be little institutional interest or trading volume in, or research analyst coverage of, our common stock.

Public companies with relatively small market capitalizations have difficulty generating institutional interest or trading volume, which illiquidity can translate into price discounts as compared to industry peers or to the shares’ inherent value. In addition, the smaller size of our market capitalization after the separation and distribution, compared to the market capitalization of PNX prior to the separation and distribution, may result in the loss of research analyst coverage of us. The absence of research analyst coverage makes it difficult for a company to establish and hold a market following. Accordingly, our size could lead to our shares trading at prices that are significantly lower than our estimate of their inherent value.

Sales of a substantial number of shares of our common stock following the spin-off may adversely affect the market price of our common stock and the issuance of additional shares will dilute all other stockholdings.

Sales or distributions of a substantial number of shares of our common stock in the public market or otherwise following the spin-off, or the perception that such sales could occur, could adversely affect the market price of our common stock. After the spin-off, all of the shares of our common stock will be eligible for immediate resale in the public market. Investment criteria of certain investment funds and other holders of our common stock may result in the immediate sale of our common stock after the spin-off to the extent such stock no longer meets these criteria. Substantial selling of our common stock, whether as a result of the spin-off or otherwise, could adversely affect the market price of our common stock.

Our rights plan and applicable laws may discourage takeovers and business combinations that our stockholders might consider in their best interests.

We will be subject to the provisions of Delaware law described below regarding business combinations with interested stockholders.

Section 203 of the DGCL applies to a broad range of business combinations between a Delaware corporation and an interested stockholder. The Delaware law definition of “business combination” includes mergers, sales of assets, issuances of voting stock and certain other transactions. An “interested stockholder” is defined as any person who owns, directly or indirectly, 15% or more of the outstanding voting stock of a corporation.

Section 203 prohibits a corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless:

•

the board of directors approved the business combination before the stockholder became an interested stockholder, or the board of directors approved the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, such stockholder owned at least 85% of the voting stock outstanding when the transaction began other than shares held by directors who are also officers and other than shares held by certain employee stock plans; or

•

the board of directors approved the business combination after the stockholder became an interested stockholder and the business combination was approved at a meeting by at least two-thirds of the outstanding voting stock not owned by such stockholder.

In addition, we intend to adopt a stockholders’ rights agreement. Under the agreement, if any person or group acquires, or begins a tender or exchange offer that could result in such person acquiring, 15% or more of our common stock, without approval by our Board under specified circumstances, our other stockholders will have the right to purchase shares of our common stock, or shares of the acquiring company, at a substantial discount to the public market price. See “Description of Our Capital Stock—Anti-Takeover Provisions—Rights Agreement.”

We cannot predict the price range or volatility of our common stock after the spin-off.

From time to time, the market price and volume of shares traded of companies in the asset management industry experience periods of significant volatility. Company-specific issues and general developments in the asset management industry or the economy may cause this volatility. The market price of our common stock may fluctuate in response to a number of events and factors, including:

•	general economic, market and political conditions;

•	quarterly variations in results of operations or results of operations that could be below the expectations of the public market analysts and investors;

•	changes in financial estimates and recommendations by securities analysts;

•	operating and market price performance of other companies that investors may deem comparable;

•	press releases or publicity relating to us or our competitors or relating to trends in our markets; and

•	purchases or sales of common stock or other securities by insiders.

In addition, broad market and industry fluctuations, as well as investor perception and the depth and liquidity of the market for our common stock, may adversely affect the trading price of our common stock, regardless of actual operating performance.

There can be no assurance as to the price at which our common stock will trade after the distribution date. Until an orderly market develops in our common stock, the price at which our common stock trades may fluctuate significantly and may be lower or higher than the price that would be expected for a more seasoned outstanding issue.

There may not be an active trading market for shares of our common stock.

Prior to the spin-off, there has been no public trading market for shares of our common stock. We intend to apply to have our common stock authorized for listing on                  under the symbol “                .” We cannot predict the extent to which investor interest in the Company will lead to the development of an active trading market in our common stock or how liquid such a market might become. It is possible that, after the spin-off, an active trading market will not develop or continue and there can be no assurance as to the price at which our common stock will trade. The initial price of shares of our common stock may not be indicative of prices that will prevail in any future trading market.

In addition, because of the significant changes that will take place as a result of the spin-off, the trading market for each of our common stock and PNX common stock after the spin-off may be significantly different from that for PNX common stock prior to the spin-off. The market may view the Company and PNX as “new” companies after the spin-off and it is possible that neither of us will be the subject of significant research analyst coverage. The absence of significant research analyst coverage of the Company can adversely affect the market value and liquidity of our common stock.

We may not pay dividends on our common stock.

We do not plan on initially paying any cash dividends. However, the owners of our common stock may receive dividends when declared by our Board from funds legally available for the payment of dividends. All decisions regarding the declaration and payment of dividends will be evaluated from time to time in light of our financial condition, earnings, growth prospects, other uses of cash, funding requirements, applicable law and other factors our Board deems relevant. See “Dividend Policy.”

Risk Factors Relating to the Equity Investment

The agreements the Company has entered into in connection with the equity investment contain restrictions and limitations on our ability to obtain additional equity financing.

Following the spin-off, the approval of the holders of our Series B Convertible Preferred Stock will be required to effect certain significant issuances of equity securities of the Company or any of its controlled subsidiaries. Such required approval may restrict our ability to carry out our business objectives, take advantage of opportunities such as acquisitions that could supplement or grow our business and could have a material adverse effect on our ability to service our debt and operate our business.

The voting power of the holders of our convertible preferred stock may discourage third party acquisitions of the Company at a premium.

Holders of our Series B Convertible Preferred Stock will have the right to approve any merger, consolidation, acquisition, business combination, sale of all or substantially all of the assets of the Company or its subsidiaries, or any similar transaction or pledge of assets, in certain circumstances. This may have the effect of discouraging offers to acquire control of the Company and may preclude holders of Company common stock from receiving any premium above market price for their shares that may otherwise be offered in connection with any attempt to acquire control of the Company.

For more information, see “Description of our Capital Stock—Series B Voting Convertible Preferred Stock” and “Equity Investment.”

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This information statement and other materials filed or to be filed by the Company and PNX, as well as information in oral statements or other written statements made or to be made by the Company and PNX, contain statements, including in this document under the captions “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” that are, or may be considered to be, forward-looking statements. All statements that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “foresees” or the negative version of those words or other comparable words and phrases. Any forward-looking statements contained in this information statement are based upon our historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved.

We believe that the factors that could cause our actual results to differ materially include but are not limited to the factors we describe in this information statement, including under “Risk Factors,” “The Spin-Off” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements:

•	expected benefits from the spin-off may not be fully realized;

•	our revenues and operating costs may be different than expected following the spin-off;

•	volatility in the securities markets;

•	competition in our industry;

•	difficulty in implementing our business strategy; and

•	our ability to attract and retain qualified personnel.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this information statement. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. The forward-looking statements included in this information statement are made only as of the date of this information statement, and we undertake no obligation to publicly update or review any forward-looking statement made by us or on our behalf, whether as a result of new information, future developments, subsequent events or circumstances or otherwise.

THE SPIN-OFF

General

PNX currently has two operating businesses: its Asset Management business and its Life and Annuity business. Historically, these two distinct business segments have been operated by PNX in different locations, utilizing separate management teams and pursuing different business strategies. The results of these segments, consistent with past practice, are regularly reviewed by PNX’s chief operating decision makers and the executive team to assess the performance of each segment and to determine resource allocations among the segments. As part of its periodic reviews of the businesses, the PNX board of directors and its management assessed the possibility of separating the Asset Management business and the Life and Annuity business, including through the spin-off of one of these business segments.

On February 7, 2008, PNX announced that its board of directors had decided to pursue the spin-off of the Asset Management business from PNX in order to enhance stockholder value.

We expect that the PNX board of directors will formally approve the spin-off and declare a dividend payable to each holder of record at the close of business on the record date of      share of our common stock for every one share of PNX common stock held by such holder at the close of business on the record date.

The separation of the Asset Management business from the Life and Annuity business, and the distribution of our common stock to holders of PNX common stock, will be accomplished through several steps, which PNX has determined based on a variety of contractual, structural, legal, tax and other reasons. As the final step in the spin-off, PNX will distribute 100% of our common stock to its stockholders (other than shares withheld to satisfy certain withholding obligations) such that a holder of each outstanding share of PNX common stock will be entitled to receive      share of our common stock.

Reasons for the Spin-Off

PNX’s board of directors believes that the spin-off will better position both the Company’s Asset Management business and PNX’s Life and Annuity business to achieve their strategic and financial objectives. The Company’s Asset Management business and PNX’s Life and Annuity business are fundamentally different types of businesses, and the separation of the two businesses will help highlight the unique qualities and values of these businesses for investors, better position each company to access the capital markets and allow each company to separately pursue distinct business strategies.

The board of directors of PNX considered the following potential benefits in making its determination to effect the spin-off:

•	allowing each company to separately pursue the business strategies that best suit its long-term interests;

•	creating separate companies that have different financial characteristics, which may appeal to different investor bases and allow for clarity on valuation of the respective businesses;

•	creating opportunities to more efficiently develop and finance ongoing operations and future acquisitions and investments;

•	allowing each company to establish an expense structure appropriate for its business and size; and

•	creating effective management incentives tied to each company’s performance.

Neither we nor PNX can assure you that, following the spin-off, any of these benefits will be realized to the extent anticipated or at all.

PNX’s board of directors also considered a number of other factors in evaluating the spin-off, including:

•	the one-time and on-going time expenditures and financial costs of the spin-off to both PNX and the Company;

•	the possibility that PNX and the Company may not achieve the expense reductions anticipated in connection with the spin-off;

•	the possibility that the spin-off may affect the financial strength or senior debt ratings of PNX or its subsidiaries;

•	the potential tax consequences to PNX, PNX stockholders and the Company; and

•	the risk that the combined trading prices of our common stock and PNX common stock after the distribution may be lower than the trading price of PNX’s common stock before the distribution.

PNX’s board of directors concluded, however, that the potential benefits of the spin-off outweigh these factors and that spinning off the Asset Management business to PNX stockholders is appropriate and advisable for PNX and its stockholders.

Manner of Effecting the Spin-Off

The general terms and conditions relating to the spin-off will be set forth in a separation and distribution agreement between the Company and PNX. The spin-off will be effective at 11:59 p.m., New York City time on the distribution date, which is             , 2008. Prior to the distribution date, Phoenix Investment Management Company (“PIM”), our direct parent and a wholly owned subsidiary of PNX, will transfer all of our common stock to PNX, and we will transfer all of the stock and assets of Goodwin to PNX. As a result of the spin-off, each PNX stockholder will receive          share of our common stock for every one share of PNX common stock that such stockholder owns. In order to be entitled to receive shares of our common stock in the spin-off, PNX stockholders must be stockholders at the close of business of the New York Stock Exchange on the record date, which is             , 2008. The distribution of the shares of our common stock will be made in book-entry form. Each share of our common stock that is distributed will be validly issued, fully paid and nonassessable and free of preemptive rights. See “Description of Our Capital Stock.”

PNX stockholders will not be required to pay for shares of our common stock received in the spin-off or to surrender or exchange shares of PNX common stock in order to receive our common stock or to take any other action in connection with the spin-off. No vote of PNX stockholders is required or sought in connection with the spin-off and PNX stockholders have no appraisal rights in connection with the spin-off.

In addition, at the time of the spin-off, certain outstanding options to purchase PNX common stock and certain outstanding service vested restricted stock units held by our employees on the distribution date will be converted into options to purchase Company common stock and restricted stock units, respectively. The formula used in the conversion will be based on the applicable plans and accounting rules with the intention of keeping the holders in the same financial position immediately following the conversion as existed immediately before the conversion. See “Our Relationship With PNX After the Spin-Off—Employee Matters Agreement—Treatment of PNX Equity Awards Held by Company Employees.”

IN ORDER TO BE ENTITLED TO RECEIVE SHARES OF OUR COMMON STOCK IN THE SPIN-OFF, YOU MUST BE A HOLDER OF PNX COMMON STOCK AT THE CLOSE OF BUSINESS ON THE RECORD DATE.

Results of the Spin-Off

After the spin-off, we will be an independent publicly traded company. Immediately following the spin-off, we expect to have approximately          beneficial holders of shares of our common stock, based on the number of beneficial stockholders of PNX common stock on             , 2008, and approximately              shares of our common stock outstanding. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of PNX options between the date the board of directors of PNX declares the dividend for the spin-off and the record date for the spin-off.

The Company and PNX will be parties to a number of agreements that govern the spin-off and the future relationship between our companies. For a more detailed description of these agreements, see “Our Relationship With PNX After the Spin-Off.”

Material U.S. Federal Income Tax Consequences of the Spin-Off

The following is a summary of certain U.S. federal income tax consequences to holders of PNX common stock. This summary does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, non-resident alien individuals, foreign entities, foreign trusts and estates and beneficiaries thereof, stockholders who acquire shares as compensation for services, insurance companies and dealers in securities. In addition, this summary does not address any state, local or foreign tax consequences.

All stockholders should consult their own tax advisors concerning the specific tax consequences of the distribution of our common stock to holders of PNX common stock in light of their particular circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor.

Each taxable U.S. stockholder of PNX receiving shares of our common stock in the spin-off will be treated as if such stockholder had received a taxable distribution in an amount equal to the fair market value of our common stock received. Such distribution will be treated as a dividend to the extent of PNX’s current and accumulated earnings and profits, which subject to certain limitations may be taxable to individuals at a reduced rate of 15%. To the extent in excess of our earnings and profits, the receipt of our common stock will generally result in a reduction of a stockholder’s basis in PNX common stock and capital gain to the extent of any excess. Capital gains may be taxable at a reduced rate of 15% for individuals that have held their shares of PNX common stock for more than one year. A stockholder’s tax basis in our common stock will be equal to its fair market value at the time of the spin-off and the holding period in our common stock will begin the day after the spin-off.

In addition, non-U.S. stockholders may be subject to a withholding tax at a rate of 30% on the fair market value of the common stock received by them to the extent of their share of PNX’s earnings and profits, unless such non-U.S. stockholders provide to us or our distribution agent, as the case may be, a properly executed (i) Internal Revenue Service (“IRS”) Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (ii) IRS Form W-8ECI (or other applicable form) stating that the amount treated as a taxable dividend is not subject to withholding tax because it is effectively connected with such non-U.S. stockholder’s conduct of a trade or business in the United States. Effectively connected dividends (and, if an income tax treaty applies, dividends attributable to a permanent establishment), although not subject to withholding tax, are subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, dividends received by corporate non-U.S. stockholders that are effectively connected with a United States trade or business of the corporate non-U.S. stockholder (and, if an income tax treaty applies, are attributable to a corporate non-U.S. stockholder’s permanent establishment in the United States) may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified in an applicable income tax treaty).

In addition, backup withholding may apply with respect to the amount of the distribution of our shares of common stock paid to a U.S. stockholder if such U.S. stockholder fails to provide a taxpayer identification number or certificate of other exempt status or fails to report in full dividend and interest income. In general, no backup withholding will be required with respect to the amount of the distribution of our shares of common stock paid to a non-U.S. stockholder if such non-U.S. stockholder establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN (or other applicable form). Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a stockholder’s U.S. federal income tax liability provided the required information is furnished to the IRS. In general, information regarding the amount of the distribution of our shares of common stock paid to a stockholder will be reported to the IRS unless an exception applies.

If any withholding (including backup withholding) is required, shares of our common stock may be held back and sold on the market to the extent necessary to remit cash to the IRS and to pay brokerage and other costs.

Listing and Trading of Our Common Stock

There is currently no public market for our common stock. We intend to apply to have our common stock authorized for listing on                  under the symbol “                .” We anticipate that trading of our common stock will commence on a when-issued basis on or shortly before the record date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution date, when-issued trading with respect to our common stock will end and regular way trading will begin. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction.

We cannot predict what the trading prices for our common stock will be before or after the distribution date. In addition, we cannot predict any change that may occur in the trading price of PNX common stock as a result of the spin-off. In addition, until our common stock is fully distributed and an orderly market develops in our common stock, the price at which it trades may fluctuate significantly and may be lower or higher than the price that would be expected for a fully distributed issue. See “Risk Factors––Risks Relating to Our Common Stock.”

The shares of our common stock distributed to PNX stockholders will be freely transferable except for shares received by persons who may be deemed to be “affiliates” of the Company under the Securities Act of 1933, as amended (the “Securities Act”). Persons that may be considered affiliates of the Company after the spin-off generally include individuals or entities that control, are controlled by or are under common control with the Company.

Spin-Off Conditions and Termination

We expect that the spin-off will be effective on the distribution date,             , 2008, provided that, among other things:

•	the SEC has declared effective our Form 10, of which this information statement is a part, under the Exchange Act, and no stop order relating to our Form 10 is in effect;

•

the Company and PNX have received all material licenses, permits, estoppels, consents, approvals, authorizations, qualifications and orders of governmental authorities and third parties as are necessary for consummation of the spin-off; and

•

no action, proceeding or investigation shall have been instituted or threatened before any court or administrative body to restrain, enjoin or otherwise prevent the consummation of the spin-off, and no restraining order or injunction issued by any court of competent jurisdiction shall be in effect restraining the consummation of the spin-off.

The fulfillment of the foregoing conditions will not create any obligation on PNX’s part to effect the spin-off, and the board of directors of PNX has reserved the right to amend, modify or abandon the spin-off and the related transactions at any time prior to the distribution date. The board of directors of PNX may also waive any of these conditions.

In addition, PNX has the right not to complete the spin-off and related transactions if, at any time, the PNX board of directors determines, in its sole discretion, that the distribution is not in the best interests of PNX and its stockholders.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to PNX stockholders who will receive shares of our common stock in the spin-off. It is not and is not to be construed as an inducement or encouragement to buy or sell any securities. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither we nor PNX undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations.

DIVIDEND POLICY

We do not plan on initially paying any cash dividends. However, the owners of our common stock may receive dividends when declared by our Board from funds legally available for the payment of dividends. All decisions regarding the declaration and payment of dividends will be evaluated from time to time in light of our financial condition, earnings, growth prospects, other uses of cash, funding requirements, applicable law and other factors our Board deems relevant.

CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company (i) on an actual basis as of September 30, 2008 and 2007 and (ii) on pro forma basis as of September 30, 2008 as adjusted to give effect to:

•

Transfer of the Goodwin business to PNX. Goodwin is a registered investment advisor with revenues of $22.9 million and $17.6 million, and operating expenses of $17.6 million and $13.2 million, for 2007 and the first nine months of 2008, respectively.

•

A one-time pre-payment of approximately $13.0 million on its $33.0 million intercompany note agreement with Phoenix Life Insurance Company. The Company expects there will be approximately $20.0 million of outstanding indebtedness on this note after the distribution is completed. The interest rate is expected to be re-set on this note agreement at LIBOR plus 400 basis points. A 100 basis point increase or decrease in the interest rate would result in additional or reduced annual interest expense of $0.2 million. The Company intends to obtain third-party financing to retire this obligation at the time of the distribution date.

•

Establishment of a $94.0 million valuation allowance against deferred tax assets, which were primarily generated by federal net operating losses, due to the uncertainty of future income that is necessary to realize these assets. Elimination of $4.9 million of intercompany taxes payable to PNX under the tax sharing agreement with PNX.

•

On October 31, 2008, we and our parent companies, PNX and Phoenix Investment Management Company, entered into a definitive agreement with Harris Bankcorp, Inc, a U.S. subsidiary of Bank of Montreal, pursuant to which it would acquire $45.0 million in convertible preferred stock of the Company representing a 23% equity position expected to be completed in connection with the spin-off.

You should read this table in conjunction with “Selected Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes that are included elsewhere in this information statement.

	As of September 30, 2008		As of September 30, 2007
	Actual	Pro Forma	Actual
($ in millions)
Debt
Current portion of notes payable to related parties	$12.0	$10.0	$12.0
Notes payable to related parties	21.0	10.0	358.0

Total debt	33.0	20.0	370.0

Convertible preferred equity	—	45.0	—
Stockholder’s Equity
Common stock, par value $.01 per share ( shares of common stock authorized, shares issued and outstanding, actual and as adjusted)	—	—	—
Additional paid-in capital	962.5	920.5	637.5
Accumulated deficit	(687.4)	(761.1)	(333.3)
Accumulated other comprehensive loss	(0.2)	(0.2)	—

Total stockholder’s equity	274.9	159.2	304.2

Total Capitalization (Debt, convertible preferred equity and stockholder’s equity)	$307.9	$224.2	$674.2

The number of shares of common stock shown to be outstanding excludes:

•

             shares issuable upon exercise of employee stock options to be granted by us concurrently with the spin-off at an option price equal to $             outstanding at a weighted average exercise price of $             per share as of             , 2008; and

•	additional shares available for future issuance under our stock option and incentive plans as of , 200 .

See “Management” and “Compensation of Executive Officers” for more information about options and restricted stock units that may be granted.

SELECTED CONSOLIDATED FINANCIAL DATA

The historical financial data has been derived from PNX’s consolidated financial statements using the historical results of operations and bases of the assets and liabilities of PNX’s businesses and give effect to allocations of expenses from PNX. The historical consolidated results of operations data set forth below does not reflect changes that will occur in the operations and funding of the Company as a result of our separation from PNX. The historical consolidated balance sheet data set forth below reflects the assets and liabilities that were or are expected to be transferred to us as a result of our separation from PNX.

The selected consolidated financial data should be read in conjunction with, and are qualified by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical audited and interim unaudited financial statements and the accompanying notes thereto, which for certain periods are included elsewhere in this information statement. The results of operations and the balance sheet data for each of the three years in the period ended December 31, 2007 are derived from the audited consolidated financial statements included elsewhere in this information statement and should be read in conjunction with those consolidated financial statements and the accompanying notes. The results of operations and the balance sheet data set forth below for the nine months ended September 30, 2008 and 2007 are derived from the unaudited consolidated financial statements included elsewhere in this information statement. In management’s opinion, these unaudited consolidated financial statements have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial data for the periods presented. The results of operations for the interim period are not necessarily indicative of the operating results for the entire year or any future period.

	Nine Months Ended September 30,		Years Ended December 31,
	2008(1)	2007(1)	2007(2)	2006(2)	2005(2)	2004(1)	2003(3)
($ in millions)
Results of Operations
Revenues	$143.4	$170.0	$226.2	$218.6	$237.4	$273.7	$258.5
Expenses	589.6	166.1	220.9	262.5	256.5	262.8	265.9
Operating income (loss)	(446.2)	3.9	5.3	(43.9)	(19.1)	10.9	(7.4)
Net loss	(349.9)	(10.2)	(14.2)	(47.6)	(33.1)	(18.7)	(23.8)
Adjusted net income(4)	13.6	13.5	16.5	18.6	17.3	10.9	15.4

	As of September 30,		As of December 31,
	2008(1)	2007(1)	2007(2)	2006(2)	2005(1)	2004(3)	2003(3)
Balance Sheet Data
Cash and cash equivalents	$22.6	$32.8	$36.8	$33.9	$23.8	$50.0	$38.7
Intangible assets, net	86.1	215.6	208.2	237.7	295.9	308.4	335.1
Goodwill	122.7	454.4	454.4	454.4	454.4	416.9	408.1
Total assets	365.0	760.7	752.2	781.1	825.0	834.0	843.5
Accrued compensation and benefits	25.1	28.0	34.1	35.3	30.1	31.9	39.6
Notes payable to related parties	33.0	370.0	42.0	436.3	508.1	460.0	446.0
Total liabilities	90.1	456.5	127.2	527.6	598.0	607.7	612.5
Total stockholder’s equity	274.9	304.2	624.9	253.5	227.0	226.3	231.0

EBITDA(5)	7.8	29.3	38.1	26.2	22.1	37.0	20.7

Assets Under Management
($ in billions)
Total assets(6)	$41.2	$59.4	$55.5	$58.1	$50.9	$56.2	$59.2
Third-party assets(6)	28.7	46.5	42.5	45.0	37.4	42.9	46.3
Pro forma assets(6)	27.0	44.4	40.4	43.6	35.7	39.9	41.1

Notes to Selected Consolidated Financial Data

(1)	Derived from unaudited consolidated financial statements.

(2)	Derived from audited consolidated financial statements included elsewhere in this information statement.

(3)	Derived from audited consolidated financial statements not included elsewhere in this information statement.

(4)	The supplemental performance measure “adjusted net income” is provided in addition to net income, but is not a substitute for net income determined in accordance with GAAP and may not be comparable to other non-GAAP performance measures, including measures of cash earnings or cash income, of other companies. Furthermore, adjusted net income is not a liquidity measure and should not be used in place of cash flow measures determined in accordance with GAAP. We consider adjusted net income an important measure of our financial performance, as we believe it best represents comparable operating performance of the primary asset management business. We consider this non-GAAP financial measure when evaluating the performance of the Company and believe the presentation of these amounts provides the reader with information necessary to better analyze the Company’s operations for the periods presented. See our definition of adjusted net income, as well as our reconciliation of net income to adjusted net income in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Supplemental Performance Measures.”

(5)	The supplemental measure “EBITDA”, a non-GAAP liquidity measure, defined as earnings before interest expense, income taxes, depreciation and amortization, is provided in addition to, but not as a substitute for, cash flow from operations. EBITDA, as calculated by us, may not be consistent with computations of EBITDA by other companies. As a measure of liquidity we believe that EBITDA is a useful indicator of our ability to service debt, make new investments and meet working capital requirements. We further believe that many investors use this information when analyzing the financial position of companies in the asset management industry.

(6)	“Total assets” reflect all related party and unrelated party assets managed by the Company, including PNX’s general account. Historical financial results included in this information statement are presented using total assets as the basis of the Company’s operations. “Third-party assets” are total assets excluding PNX’s general account. Historical financial results of the Asset Management segment of PNX are presented using third-party assets as the basis of the segment’s operations. “Pro forma assets” exclude PNX’s general account as well as third-party institutional assets managed by Goodwin. Pro forma financial results included in this information statement, as well as the Company’s future results, are presented using pro forma assets as the basis of the Company’s operations.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The unaudited pro forma consolidated financial information presented below has been derived from our audited consolidated financial statements for the year ended December 31, 2007 and our unaudited consolidated interim financial statements for the nine months ended September 30, 2008. This unaudited pro forma consolidated financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes related to those consolidated financial statements included elsewhere in this information statement.

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2007 and for the nine months ended September 30, 2008 have been prepared as if the distribution had occurred as of January 1, 2007. The unaudited pro forma consolidated balance sheet as of September 30, 2008 has been prepared as if the distribution occurred as of September 30, 2008. The pro forma adjustments are based on the best information available and assumptions that our management believes are reasonable. The unaudited pro forma consolidated financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our results of operations or financial position would have been had the transactions contemplated by the separation and distribution and related transactions occurred on the dates indicated. The unaudited pro forma consolidated financial information also should not be considered representative of our future results of operations or financial position.

Our unaudited pro forma consolidated financial statements have been prepared to reflect adjustments to our historical financial information to give effect to the distribution of our common stock to the stockholders of PNX and the following transactions, as if these transactions had been completed at earlier dates:

•

Transfer of the Goodwin business to PNX. Goodwin is a registered investment advisor with revenues of $22.9 million and $17.6 million, and operating expenses of $17.6 million and $13.2 million, for 2007 and the first six months of 2008, respectively.

•

Operating costs related to human resources, facilities, corporate communications, compliance, corporate and staff, legal, internal audit and tax service were previously charged to the Company by PNX. Costs for these functions are now directly incurred by the Company. In addition, costs have been adjusted to include board of directors’ expenses, transfer agent fees and stock exchange listing fees. This resulted in net cost adjustments of ($4.7) million and ($1.9) million for 2007 and the first nine months of 2008, respectively.

•

A one-time pre-payment of approximately $13.0 million on its $33.0 million intercompany note agreement with Phoenix Life Insurance Company. The Company expects there will be approximately $20.0 million of outstanding indebtedness on this note after the distribution is completed. The interest rate is expected to be re-set on this note agreement at LIBOR plus 400 basis points. A 100 basis point increase or decrease in the interest rate would result in additional or reduced annual interest expense of $0.2 million.

•

On October 31, 2008, we and our parent companies, PNX and Phoenix Investment Management Company, entered into a definitive agreement with Harris Bankcorp, Inc, a U.S. subsidiary of Bank of Montreal, pursuant to which it would acquire $45.0 million in convertible preferred stock of the Company representing a 23% equity position expected to be completed in connection with the spin-off.

•

Establishment of a $94.0 million valuation allowance against deferred tax assets, which were primarily generated by federal net operating losses, due to the uncertainty of future income that is necessary to realize these assets. Elimination of $4.9 million of intercompany taxes payable to PNX under the tax sharing agreement with PNX.

The pro forma income statement adjustments do not give effect to:

•	Non-recurring separation costs primarily comprised of services to effect the transaction and establish two independent companies, primarily infrastructure-related.

See the notes to the unaudited pro forma consolidated financial information for a more detailed discussion of these events.

The unaudited pro forma consolidated financial information has been prepared on a consolidated basis from the Company’s consolidated financial statements using the historical results of operations and bases of the assets and liabilities of Company businesses and give effect to allocations of expenses from PNX. The unaudited pro forma consolidated financial information is not indicative of our future performance or what our results of operations and financial position would have been if we had operated as an independent company during the periods presented or if the transactions reflected therein had actually occurred as of January 1, 2007 or September 30, 2008, as the case may be. The unaudited pro forma consolidated statement of operations may not reflect the complete impact of one-time and ongoing incremental costs required to operate as an independent publicly traded company. These pro formas do not reflect the costs of a new equity incentive plan that the Company expects to adopt after the distribution.

Virtus Investment Partners, Inc.

Unaudited Pro Forma Consolidated Statements of Operations

For the Year Ended December 31, 2007

		Pro Forma Adjustments
	Historical	Transferred Business(1)		Cost Adjustments(2)	Financing(3)		Pro- Forma
$ in thousands, except per share data
Revenues
Investment management fees	$158,998	$(22,853)					$136,145
Distributor and service fees	36,467						36,467
Administration and underwriter fees	23,354						23,354
Other income and fees	7,398						7,398

Total revenues	226,217	(22,853)		—	—		203,364

Operating Expenses
Employment expenses	94,849	(10,246)		(2,847)			81,756
Distribution and administrative expenses	50,089						50,089
Other operating expenses	44,438	(4,645)		(1,843)			37,950
Intangible asset impairment	301						301
Depreciation and other amortization	1,095	(23)					1,072
Amortization of intangible assets	30,097	(2,640)					27,457

Total operating expenses	220,869	(17,554)		(4,690)	—		198,625

Operating Gain	5,348	(5,299)		4,690	—		4,739

Other Income (Expense)
Unrealized depreciation on trading securities	(2,569)						(2,569)
Other income	2,227						2,227

Total other expense	(342)	—		—	—		(342)

Interest (Expense) Income
Interest expense	(26,739)				25,397		(1,342)
Interest income	1,633						1,633

Total interest expense (net)	(25,106)	—		—	25,397		291

Income (Loss) Before Income Taxes	(20,100)	(5,299)		4,690	25,397		4,688
Income tax expense (benefit)	(5,950)	(2,173	)(4)	1,641 (4)	8,889	(4)	2,407

Net Income (Loss)	$(14,150)	$(3,126)		$3,049	$16,508		$2,281

Weighted average shares outstanding

Earnings per share

See Notes to Unaudited Pro Forma Consolidated Statements of Operations

Virtus Investment Partners, Inc.

Unaudited Pro Forma Consolidated Statements of Operations

For the Nine Months ended September 30, 2008

	Historical	Pro Forma Adjustments						Pro Forma
		Transferred Business(1)		Cost Adjustments(2)		Financing(3)
($ in thousands, except per share data)
Revenues
Investment management fees	$102,211	$(17,640)						$84,571
Distribution and service fees	24,345							24,345
Administration and underwriter fees	15,072							15,072
Other income and fees	1,759							1,759

Total revenues	143,387	(17,640)		—		—		125,747

Operating Expenses
Employment expenses	65,802	(8,081)		(1,219)				56,502
Distribution and administration expenses	33,586							33,586
Other operating expenses	35,087	(3,160)		(708)				31,219
Goodwill asset impairment	331,706							331,706
Intangible asset impairment	100,492							100,492
Depreciation and other amortization	549	(17)						532
Amortization of intangible assets	22,413	(1,980)						20,433

Total operating expenses	589,635	(13,238)		(1,927)		—		574,470

Operating Gain (Loss)	(446,248)	(4,402)		1,927		—		(448,723)

Other Income (Expense)
Unrealized depreciation on trading securities	(2,350)							(2,350)
Other income	580							580

Total other income (expense), net	(1,770)	—		—		—		(1,770)

Interest (Expense) Income
Interest expense	(2,037)					1,031		(1,006)
Interest income	675							675

Total interest income (expense), net	(1,362)	—		—		1,031		(331)

Income (Loss) Before Income Taxes	(449,380)	(4,402)		1,927		1,031		(450,824)
Income tax expense (benefit)	(99,503)	(894)	(4)	675	(4)	361	(4)	(99,361)

Net Income (Loss)	$(349,877)	$(3,508)		$1,252		$670		$(351,463)

Weighted average shares outstanding

Earnings per share

Notes to Unaudited Pro Forma Consolidated Statements of Operations

(1)	Reflects the dividend of Goodwin to PNX. Thus, revenues of $22.9 million and $17.6 million, and expenses of $17.6 million and $13.2 million for 2007 and the first nine months of 2008, respectively, have been excluded from the pro forma consolidated statements of operations.

(2)

Reflects the cost adjustments to provide services related to human resources, facilities, corporate communications, compliance, corporate and staff, legal, internal audit and tax. These services were previously expense sharing costs charged to the Company by PNX. Costs for these functions will be directly incurred by the Company. In addition, costs have been adjusted to include board of directors’ expenses, transfer agent fees and stock exchange listing fees. The pro forma adjustments exclude the general overhead costs allocated to the Company by PNX that will no longer be incurred. Details of the cost adjustments are as follows:

	For the Year Ended December 31, 2007
	Expense Sharing Charge	New Cost		Savings
($ in millions)
Employment expenses:
Human resources—pension costs	$1.4	$—	(a)	$1.4

Other operating expenses:
Rent and occupancy	2.1	0.8	(b)	1.3
Human resources—administration	2.5	0.8	(c)	1.7
Corporate and staff	1.3	0.2	(d)	1.1
Corporate communications	1.8	0.6	(e)	1.2
Public company expenses	—	1.9	(f)	(1.9)

	7.6	4.3		3.3

Total Cost Adjustments	$9.0	$4.3		$4.7

	For the Nine Months Ended September 30, 2008
	Expense Sharing Charge	New Cost		Savings
($ in millions)
Employment expenses:
Human resources—pension costs	$1.0	$—	(a)	$1.0

Other operating expenses:
Rent and occupancy	1.7	0.6	(b)	1.1
Human resources—administration	1.0	0.6	(c)	0.4
Corporate and staff	0.5	0.2	(d)	0.3
Corporate communications	0.9	0.4	(e)	0.5
Public company expenses	—	1.4	(f)	(1.4)

	4.1	3.2		0.9

Total Cost Adjustments	$5.1	$3.2		$1.9

(a)	—For Human resources—pension costs, the Company eliminated expense sharing charges related to a defined benefit pension plan because it will not have such a plan.

(b)	—For Rent and occupancy expenses, the expense sharing charge reflects the cost for the corporate headquarters currently occupied in part by the Company. The pro forma expense, or new cost, reflects the square footage requirements of the Company at market rates. This rate is supported by a new, eight-year lease agreement already executed by the Company.

(c)	—For Human resources—administration, the expense sharing charge includes charges for human resource professionals as well as costs for employee programs and systems. The pro forma expense, or new cost, reflects executed contracts for payroll processing, 401(k) administration, stock plan administration, benefits administration as well as employment expenses for the personnel required to support the ongoing business function.

(d)	—The Corporate and staff expense sharing charges include overhead expenses for PNX’s executive and public company costs. The pro forma expense, or new cost, presentation eliminates these expense sharing charges and separately identifies the Company’s public company expenses.

(e)	—For Corporate communications, the expense sharing charges include charges for communication personnel as well as costs associated with internal and external communication programs. The pro forma expense, or new cost, reflects the employment of an individual and the terms of an executed agreement with an external public relations company experienced in supporting public companies of similar size and scale to the Company.

(f)	—For Public company expenses, the pro forma expenses, or new cost, reflect the Company’s board of directors fees, exchange listing fees, transfer agent expenses and other incidental costs associated with being an independent public company.

(3)	Reflects the following:

•

The PNX board of directors deemed it to be in the best interests of PNX and the Company to forgive the remaining intra-company indebtedness associated with these notes in the amount of $325.0 million, and all interest accrued thereon, and to terminate the outstanding credit instruments extended by PNX in favor of the Company effective December 31, 2007.

•

Reduction of interest expense as the Company intends to make a one-time pre-payment of approximately $13.0 million on its $33.0 million intercompany note agreement with Phoenix Life Insurance Company in connection with this spin-off transaction. The Company expects there will be approximately $20.0 million of outstanding indebtedness on this note after the distribution is completed. The current portion, defined as amounts payable within the next twelve months, is $10.0 million with the remaining $10.0 million payable through December 31, 2010. The Company intends to obtain third-party financing to retire this obligation at the time of the distribution date.

•

Reflects an agreement entered into on October 30, 2008 with Harris Bankcorp, Inc., a U.S. subsidiary of the Bank of Montreal, pursuant to which Harris will acquire $45.0 million of convertible preferred stock of the Company representing a 23% equity position of the Company on a fully-diluted basis. The agreement calls for a two-step closing process, the first step of which was completed on October 31, 2008 and the second step of which is expected to be completed in connection with the distribution.

(4)	Reflects the tax attributes of the above pro forma adjustments at an incremental U.S. federal income tax rate of 35% and at varying state tax rates.

Virtus Investment Partners, Inc.

Unaudited Pro Forma Consolidated Balance Sheet

As of September 30, 2008

		Pro Forma Adjustments
	Historical	Transferred Business(1)	Intercompany Financing(2)	Preferred Equity Financing(3)	Other(4)	Pro Forma
Assets
Cash and cash equivalents	$22,610	$(100)	$(13,019)	$35,000	$—	$44,491
Trading securities, at market value	10,463	—	—	—	—	10,463
Available-for-sale securities, at market value	1,517	—	—	—	—	1,517
Accounts receivables	5,903	(590)	—	—	—	5,313
Related party receivables	17,914	(85)	—	—	—	17,829
Prepaid expenses and other assets	2,453	(410)	—	—	—	2,043

Total current assets	60,860	(1,185)	(13,019)	35,000	—	81,656

Deferred commissions	2,212	—	—	—	—	2,212
Furniture, equipment and leasehold Improvements, net	4,054	(11)	—	—	—	4,043
Intangible assets, net	86,119	(13,022)	—	—	—	73,097
Goodwill	122,663	(11,900)	—	—	—	110,763
Deferred taxes, net	86,643	(3,452)	—	—	(83,191)	—
Long-term investments and other assets	2,501	—	—	—	—	2,501

Total assets	$365,052	$(29,570)	$(13,019)	$35,000	$(83,191)	$274,272

Liabilities and Stockholders’ Equity
Current liabilities
Accrued compensation and benefits	$25,121	$(2,872)	$—	$—	$770	$23,019
Accounts payable	2,545	—	—	—	1,800	4,345
Payables to related parties	9,442	—	—	—	(9,442)	—
Securities sold short, at fair value	698	—	—	—	—	698
Income taxes payable	8,148	(3,291)	—	—	(4,857)	—
Other accrued liabilities	3,648	—	—	—	—	3,648
Broker dealer payable	5,837	—	—	—	—	5,837
Current portion of notes payable to related parties	12,000	—	(2,000)	—	—	10,000

Total current liabilities	67,439	(6,163)	(2,000)	—	(11,729)	47,547
Deferred taxes, net	—	—	—	—	10,809	10,809
Notes payable to referred parties	21,019	—	(11,019)	—	—	10,000
Lease obligations and other long-term liabilities	1,667	—	—	—	—	1,667

Total liabilities	90,125	(6,163)	(13,019)	—	(920)	70,023

Convertible preferred equity	—	—	—	45,000	—	45,000

Stockholders’ Equity
Common stock	—	—	—	—	—	—
Additional paid-in-capital	962,546	(42,392)	—	(10,000)	10,329	920,483
Accumulated deficit	(687,450)	18,985	—	—	(92,600)	(761,065)
Accumulated other comprehensive income (loss)	(169)	—	—	—	—	(169)

Total stockholders’ equity	274,927	(23,407)	—	10,000	(82,271)	159,249

Total liabilities and stockholder’s equity	$365,052	$(29,570)	$(13,019)	$35,000	$(83,191)	$274,272

Notes to Unaudited Pro Forma Consolidated Balance Sheet

(1)	Reflects the transfer of the Goodwin business to PNX.

(2)	Reflects a one-time pre-payment of approximately $13.0 million on its $33.0 million intercompany note agreement with Phoenix Life Insurance Company. The Company expects there will be approximately $20.0 million of outstanding indebtedness on this note after the distribution is completed. The current portion; defined as amounts payable within the next twelve months; is $10.0 million with the remaining $10.0 million payable through December 31, 2010. The Company intends to obtain third-party financing to retire this obligation at the time of the distribution date.

(3)	On October 31, 2008, we and our parent companies, PNX and Phoenix Investment Management Company, entered into a definitive agreement with Harris Bankcorp, Inc, a U.S. subsidiary of Bank of Montreal, pursuant to which it would acquire $45.0 million in convertible preferred stock of the Company representing a 23% equity position expected to be completed in connection with the spin-off.

(4)	Reflects settlement of intercompany payables in connection with the spin-off as well as a valuation allowance of $94.0 million against deferred tax assets. Intercompany payables are settled by either cash or, in some instances, forgiven. Intercompany payables settled in cash consist of services provided under intercompany shared services agreement. The establishment of the valuation allowance against deferred tax assets, which were generated primarily by federal net operating losses, was due to the uncertainty of future income that is necessary to realize these assets. This adjustment was made when considering the Company on a separate return basis, as the Company was previously included in a tax sharing agreement with PNX.

Virtus Investment Partners, Inc.

Pro Forma Adjusted Net Income Reconciliation Schedule

	Year Ended December 31, 2007
		Pro Forma Adjustments
	Historical	Transferred Business	Cost Adjustments	Financing	Pro Forma
($ in millions)
Net income (loss)	$(14.2)	$(3.1)	$3.1	$16.5	$2.3
Add back:
Intangible asset amortization	30.1	(2.6)	—	—	27.5
Intangible asset impairment	0.3	—	—	—	0.3
Intangible asset related deferred taxes	0.3	0.9	—	—	1.2

Adjusted net income(1)	$16.5	$(4.8)	$3.1	$16.5	$31.3

	Nine Months Ended September 30, 2008
		Pro Forma Adjustments
	Historical	Transferred Business	Cost Adjustments	Financing	Pro Forma
($ in millions)
Net income (loss)	$(349.9)	$(3.5)	$1.3	$0.6	$(351.5)
Add back:
Intangible asset amortization	22.4	(2.0)	—	—	20.4
Intangible asset impairment	100.5	—	—	—	100.5
Goodwill impairment	$331.7	—	—	—	$331.7
Intangible asset related deferred taxes	(91.1)	0.8	—	—	(90.3)

Adjusted net income(1)	$13.6	$(4.7)	$1.3	$0.6	$10.8

Notes to Pro Forma Adjusted Net Income Reconciliation Schedule

(1)

As supplemental information, we provide a non-GAAP performance measure that we refer to as adjusted net income. This measure is provided in addition to, but not as a substitute for, net income determined in accordance with GAAP. Adjusted net income is defined as net income (loss) plus amortization and impairments of intangible assets and deferred taxes related to those intangible assets. We consider adjusted net income an important measure of our financial performance as we believe it most accurately represents operating performance of the Company adjusted for non-cash expenses related to acquisitions. We consider this non-GAAP financial measure to be useful to investors because it is an important metric in measuring economic performance of asset management companies, as an indicator of value and because it facilitates comparison of our operating results with the results of other asset management firms that have not engaged in significant acquisitions. Adjusted net income is also used by the Company as one of the inputs for calculating performance-based incentives. We have also excluded restructuring and severance charges from the calculation of adjusted net income to provide a better indication of the Company’s ongoing operations. Because of their transformational and special nature, we believe that excluding the restructuring and severance charges best represents the Company’s ongoing operating performance and provides the basis for the measure that was used in calculating performance-based management incentives. Please review our definition of adjusted net income, as well as our reconciliation of adjusted net income to net income, included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Supplemental Performance Measure.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes which appear elsewhere in this information statement.

This discussion contains forward-looking statements that involve risks and uncertainties. See “Special Note About Forward-Looking Statements” for more information. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this information statement, particularly under the heading “Risk Factors.”

On October 30, 2008, we and our parent companies, PNX and Phoenix Investment Management Company, entered into an Investment and Contribution Agreement (the “Agreement”) with Harris Bankcorp, Inc. (“Harris Bankcorp”), a U.S. subsidiary of Bank of Montreal, pursuant to which Harris Bankcorp would acquire $45.0 million in convertible preferred stock of the Company, representing a 23% equity position in us and our direct and wholly owned subsidiary. The agreement calls for a two-step closing process, the first step of which was completed effective October 31, 2008. The second step of the transaction, which is subject to certain regulatory and other customary conditions, is expected to be completed in connection with the spin-off. In certain cases, Harris Bankcorp can put the securities to us. See Note 4 to our September 30, 2008 unaudited consolidated financial statements for additional information concerning Harris Bankcorp’s put option.

Overview

We are currently a wholly owned subsidiary of PNX. PNX has determined to spin off the Company by distributing all of our common stock to the stockholders of PNX as a dividend. We will enter into a separation and distribution agreement with PNX (the “Separation Agreement”) containing the key provisions relating to our separation from PNX. The Separation Agreement identifies the assets to be transferred, liabilities to be assumed and contracts to be assigned to us. Our capital structure will be changed significantly at the date of our separation from PNX. See the related discussion in “Capitalization.”

Our Business

We are a provider of investment management products and services to individuals and institutions. We operate a multi-manager asset management business, comprising a number of individual affiliated managers, each having its own distinct investment style, autonomous investment process and brand. We believe our customers value this approach, especially institutional customers who appreciate individual managers with distinctive cultures and styles.

Investors have an array of needs driven by factors such as market conditions, risk tolerance and investment goals. A key element of our business is to offer a variety of investment styles and multiple disciplines to meet those needs. To that end, for our mutual funds, we supplement the investment capabilities of our affiliated managers with those of select unaffiliated sub-advisors. We do that by partnering with these managers whose strategies are not typically available to retail mutual fund customers.

We provide our products in a number of forms and through multiple distribution channels. Our retail products include open-end mutual funds, closed-end funds and separately managed accounts. Our fund family of over 50 open-end funds is distributed primarily through intermediaries. Our five closed-end funds trade on the New York Stock Exchange. Retail separately managed accounts are comprised of intermediary programs sponsored and distributed by unaffiliated brokerage firms, and private client services, originated and maintained by our affiliated managers. We also manage institutional accounts for corporations, multi-employer retirement funds and foundations, endowments, special purpose funds and other types of institutions. Our earnings are primarily driven by asset-based investment management fees charged on these various products. These fees are based on a percentage of assets under management and are calculated using either daily or weekly average assets or assets at the end of the quarter.

Our Profitability Drivers

Our profitability is primarily driven by the following factors:

•

Investment management fees earned on assets under management. Depending on the product, these fees can be based on average daily market values, beginning-of-quarter market values, or outstanding principal values of the assets being managed. Assets under management are principally driven by the following factors:

¡	sales less redemptions (net flows); and

¡	absolute and relative performance.

•	Operating expenses, including:

¡	base compensation;

¡	variable incentive compensation;

¡	distribution expenses; and

¡	administrative expenses.

•	Amortization of intangibles, principally related to acquired investment contracts.

Summary Analysis of Results of Operations

Nine months ended September 30, 2008 compared to nine months ended September 30, 2007. Our results declined to a net loss of $349.9 million in the first nine months of 2008 compared with a net loss of $10.2 million in the first nine months of 2007. This was primarily driven by $432.2 million non-cash goodwill and intangible asset impairment charges. Revenues decreased by $26.6 million primarily due to a decrease in average assets under management as a result of market declines in the second half of 2007 and the first nine months of 2008 combined with net outflows of assets since the first six months of 2007. Operating expenses, excluding the impairment charges, decreased $8.6 million due to lower employment and distribution expenses, partially offset by increases in certain other expenses.

Year ended December 31, 2007 compared to year ended December 31, 2006. Our results improved to a net loss of $14.2 million in 2007 from a net loss of $47.6 million in 2006. This was primarily driven by a $32.5 million non-cash impairment charge on intangible assets recorded in 2006 as compared to a $0.3 million impairment charge in 2007. Restructuring and severance charges in 2006 of $13.6 million did not recur in 2007. Revenues increased $7.6 million mainly from higher mutual fund management and administrative fees. Total assets under management at December 31, 2007 were $55.5 billion including $13.0 billion of PNX general account assets, down slightly from the prior year end primarily due to net redemptions in our separately managed accounts and institutional products. Net outflows were $0.6 billion in 2007, a significant improvement over net outflows of $4.0 billion in 2006.

Year ended December 31, 2006 compared to year ended December 31, 2005. Our results declined to a net loss of $47.6 million in 2006 compared with a net loss of $33.1 million in 2005. This was primarily driven by a higher intangible asset non-cash impairment charge of $32.5 million in 2006 as compared to an $11.1 million intangible asset impairment in 2005. In addition, investment management fees were $27.5 million lower in 2006, due to a shift in assets to those generating lower management fees. Partially offsetting these reduced fees were lower employment expenses.

Significant Product Introductions and Developments

The following events are important components in developing our multi-manager, multiple distribution channel business model over the past several years:

Adoption of Mid-Cap Value Fund and Foreign Opportunities Fund

In October 2004, we adopted the Mid-Cap Value Fund with $17 million in assets under management. The fund grew to $1 billion in 2007, before it was partially closed to new investors, and had $546 million in assets under management at September 30, 2008. In June 2005, we adopted the Foreign Opportunities Fund and grew the assets under management from $86 million at the time of adoption to approximately $1.1 billion at September 30, 2008.

Completion of Purchase of Remaining Interest in Two Affiliates

In May 2005, we completed the acquisition of the minority interest in SCM Advisors, LLC, formerly Seneca Capital Management (“SCM”), thereby increasing our ownership to 100%. SCM manages a full spectrum of fixed income investment products, primarily institutional.

In September 2005, we completed the acquisition of the minority interest in Kayne Anderson Rudnick Investment Management, LLC (“KAR”). KAR’s expertise is primarily in separately managed accounts and private client arenas, as well as in mutual funds and institutional accounts.

See Note 3 to our consolidated financial statements in this information statement for more information.

Introduction of Alternative Investment Fund-of-Funds

In November 2005, we introduced the Diversifier fund, an addition to our asset allocation fund-of-funds options. The Diversifier fund offers investors the opportunity to hold interests in a number our alternative investment options, such as REITs, global utilities and market neutral strategies, as well as several specialized exchange-traded funds (“ETFs”).

Strategic Alliance with Harris Investment Management, Inc.

In May 2006, we acquired the rights to advise, distribute and administer the Insight Funds (the “Insight Funds”) from Harris Investment Management, Inc. (“Harris”). This adoption added 18 funds to our existing mutual fund product line, including a diverse mix of equity, international, fixed income and money market funds, with an additional $10.2 billion in assets under management, including $7.0 billion of money market funds. See Note 3 to our consolidated financial statements in this information statement for more information.

Assets Under Management

Our total assets under management as of September 30, 2008 were $41.2 billion, which includes the $14.2 billion of fixed income assets managed by Goodwin that will not be managed by us after the distribution date. The revenues earned from the $14.2 billion managed by Goodwin have been removed from our results in the pro forma information included in “Unaudited Pro Forma Consolidated Financial Data.”

Assets Under Management by Product

The following table presents our assets under management by product for the periods indicated:

	As of September 30,		As of December 31,
	2008	2007	2007	2006	2005
($ in billions)
Retail assets
Mutual fund assets
Money market funds	$4.4	$7.5	$6.2	$5.7	$0.1
Long-term open-end funds	8.9	11.7	11.0	11.3	7.8
Closed-end funds	4.4	5.1	5.1	4.9	4.2

Total mutual fund assets	17.7	24.3	22.3	21.9	12.1

Separately managed accounts
Intermediary sponsored programs	2.0	3.0	2.7	3.8	6.1
Private client accounts	1.8	3.0	2.7	3.0	3.3

Total managed account assets	3.8	6.0	5.4	6.8	9.4

Total retail assets	21.5	30.3	27.7	28.7	21.5
Institutional assets(1)	5.9	11.3	11.2	12.3	13.4
Structured finance products(2)	1.3	4.9	3.6	4.0	2.5

Third-party assets	28.7	46.5	42.5	45.0	37.4
PNX General Account	12.5	12.9	13.0	13.1	13.5

Total	$41.2	$59.4	$55.5	$58.1	$50.9

(1)	Includes Goodwin third-party assets of $1.5, $1.8, $1.8, $1.1 and $1.2 as of September 30, 2008, September 30, 2007, December 31, 2007, December 31, 2006 and December 31, 2005, respectively.

(2)	Includes Goodwin third-party assets of $0.2, $0.3, $0.3, $0.3 and $0.5 as of September 30, 2008, September 30, 2007, December 31, 2007, December 31, 2006 and December 31, 2005, respectively.

Asset Flows by Product

The following table summarizes our asset flows by product for the periods indicated:

	Nine Months Ended September 30,		Years Ended December 31,
	2008	2007	2007	2006	2005
($ in billions)
Retail Products
Mutual Funds
Beginning balance	$22.3	$21.9	$21.9	$12.1	$12.3
Sales	2.0	3.0	3.6	2.6	2.0
Redemptions	(2.4)	(2.8)	(3.9)	(2.8)	(2.4)

Net flows	(0.4)	0.2	(0.3)	(0.2)	(0.4)
Market appreciation (depreciation)	(2.3)	0.5	0.3	1.5	0.1
Money market funds net change in assets under management	(1.8)	1.8	0.5	(1.4)	—
Acquisitions (dispositions) / Other	(0.1)	(0.1)	(0.1)	9.9	0.1

Change in assets under management	(4.6)	2.4	0.4	9.8	(0.2)

Ending balance	$17.7	$24.3	$22.3	$21.9	$12.1

Separately Managed Accounts
Beginning balance	$5.4	$6.8	$6.8	$9.4	$13.5
Sales	0.7	1.0	1.2	1.1	1.8
Redemptions	(1.7)	(2.1)	(2.6)	(4.3)	(5.7)

Net flows	(1.0)	(1.1)	(1.4)	(3.2)	(3.9)
Market appreciation (depreciation)	(0.6)	0.3	0.1	0.6	(0.1)
Acquisitions (dispositions) / Other	—	—	(0.1)	—	(0.1)

Change in assets under management	(1.6)	(0.8)	(1.4)	(2.6)	(4.1)

Ending balance	$3.8	$6.0	$5.4	$6.8	$9.4

Institutional Products
Beginning balance	$11.2	$12.3	$12.3	$13.4	$14.2
Sales	0.5	0.9	1.2	1.6	5.5
Redemptions	(5.5)	(1.5)	(2.0)	(3.5)	(6.6)

Net flows	(5.0)	(0.6)	(0.8)	(1.9)	(1.1)
Market appreciation (depreciation)	(0.3)	0.5	0.6	1.1	0.4
Acquisitions (dispositions) / Other	—	(0.9)	(0.9)	(0.3)	(0.1)

Change in assets under management	(5.3)	(1.0)	(1.1)	(1.1)	(0.8)

Ending balance(1)	$5.9	$11.3	$11.2	$12.3	$13.4

Structured Finance Products
Beginning balance	$3.6	$4.0	$4.0	$2.5	$2.9
Sales	—	2.3	2.3	2.4	1.0
Redemptions	(1.2)	(0.4)	(0.4)	(1.1)	(1.2)

Net flows	(1.2)	1.9	1.9	1.3	(0.2)
Market appreciation (depreciation)	(1.1)	(1.0)	(2.3)	0.2	(0.2)

Change in assets under management	(2.3)	0.9	(0.4)	1.5	(0.4)

Ending balance(2)	$1.3	$4.9	$3.6	$4.0	$2.5

General Account
Ending balance	$12.5	$12.9	$13.0	$13.1	$13.5

Total
Beginning balance	$55.5	$58.1	$58.1	$50.9	$56.2
Sales	3.2	7.2	8.3	7.7	10.3
Redemptions	(10.8)	(6.8)	(8.9)	(11.7)	(15.9)

Net flows	(7.6)	0.4	(0.6)	(4.0)	(5.6)
Market appreciation (depreciation)	(4.3)	0.3	(1.3)	3.4	0.2
Money market net change	(1.8)	1.8	0.5	(1.4)	—
Acquisitions (dispositions) / Other	(0.6)	(1.2)	(1.2)	9.2	0.1

Change in assets under management	(14.3)	1.3	(2.6)	7.2	(5.3)

Ending balance	$41.2	$59.4	$55.5	$58.1	$50.9

(1)	Includes Goodwin third-party assets of $1.5, $1.8, $1.8, $1.1 and $1.2 as of September 30, 2008, September 30, 2007, December 31, 2007, December 31, 2006 and December 31, 2005, respectively.

(2)	Includes Goodwin third-party assets of $0.2, $0.3, $0.3, $0.3 and $0.5 as of September 30, 2008, September 30, 2007, December 31, 2007, December 31, 2006 and December 31, 2005, respectively.

Assets Under Management by Investment Category

The following table summarizes our assets under management by investment category:

	As of September 30,		As of December 31,
	2008	2007	2007	2006	2005
($ in billions)
Investment Categories
Equity assets	$12.6	$18.1	$16.7	$19.2	$18.9
Fixed income assets(1)	11.7	20.9	19.6	20.1	18.3
Money market assets	4.4	7.5	6.2	5.7	0.2

Third-Party Assets	28.7	46.5	42.5	45.0	37.4
PNX General Account	12.5	12.9	13.0	13.1	13.5

Total	$41.2	$59.4	$55.5	$58.1	$50.9

(1)	Includes Goodwin third-party assets of $1.7, $2.1, $2.1, $1.4 and $1.7 as of September 30, 2008, September 30, 2007, December 31, 2007, December 31, 2006 and December 31, 2005, respectively.

Nine months ended September 30, 2008 compared to nine months ended September 30, 2007. At September 30, 2008, we managed $41.2 billion in total assets, a decrease of $18.2 billion from September 30, 2007. This was primarily driven by net outflows totaling $8.6 billion over the prior four quarters, of which $5.2 billion was in institutional accounts, combined with market depreciation of $5.9 billion and a decrease in money market assets of $3.1 billion over that period. Of the $5.2 billion of institutional net redemptions, $3.7 billion related to a terminated relationship with one institutional client, a general account mandate for a non-affiliated insurance company. The fees earned on these assets were approximately five basis points. Of the $5.9 billion market depreciation, $2.4 billion related to structured finance products while $3.5 billion related to other products. This was the result of the significant downturn in the securities markets.

Both equity assets and fixed income assets were lower driven by market depreciation in the fourth quarter of 2007 and the first nine months of 2008, as well as structured finance market depreciation over the four quarters ending September 30, 2008. Also contributing to the decreases in equity assets were net outflows in separately managed accounts. Fixed income assets declined further due to net outflows in the first quarter of 2008 related to a terminated relationship with one institutional client.

Year ended December 31, 2007 compared to year ended December 31, 2006. At December 31, 2007, we managed $55.5 billion in total assets, a decrease of $2.6 billion from December 31, 2006. This decrease was driven by unfavorable net flows in our institutional and separately managed account products as well as market depreciation in structured finance products. Net outflows in institutional and separately managed accounts were related to underperformance in certain strategies. Market depreciation in structured finance products was driven by the significant deterioration of the fixed income market in the second half of 2007. Partially offsetting these decreases in assets under management was $1.0 billion of market appreciation, excluding structured finance products and positive net flows in structured finance products due to the three new products issued during the year. Each of these issuances occurred in the first two quarters of 2007, before significant declines in value of these securities took hold. Despite a decrease in our long-term open-end mutual fund assets at period end, we had sales of $3.6 billion in 2007 driven in large part by the successful fund adoptions of the Foreign Opportunities Fund and Mid Cap Value Fund. Also contributing to sales was focused wholesaling efforts. However, these increases were offset by higher redemptions in funds affected by sector preferences, such as real estate.

Assets under management by investment category changed slightly as equity assets became less attractive for investors given the market volatility that was seen in the second half of 2007 combined with the underperformance of certain equity strategies within our separately managed account platform, resulting in net outflows of $1.4 billion.

Year ended December 31, 2006 compared to year ended December 31, 2005. At December 31, 2006, we managed $58.1 billion in total assets, an increase of $7.2 billion from December 31, 2005. This increase was driven by the adoption of the Insight Funds in May 2006, which added $10.2 billion to our assets under management, consisting of $7.0 billion in money market funds and $3.2 billion in long-term equity and fixed income funds. Also contributing to the increase in total assets was market appreciation of $3.4 billion in 2006. We also had positive net flows in structured finance products as a result of three issuances in 2006. Partially offsetting these increases were net outflows in our separately managed accounts and institutional products. The net outflows were driven by underperforming large cap equity strategies that have since largely been redeemed. Net outflows in money market funds were driven by institutional investors who use these funds for cash management purposes.

Assets under management by investment category changed significantly in 2006 due to the adoption of the Insight Funds which included $7.0 billion, $2.3 billion and $0.9 billion of money market, equity and fixed income assets, respectively, at the time of acquisition. Fixed income assets also increased due to the three structured finance product issuances during the period.

Average Fee Earning Assets Under Management and Average Basis Points

The average fee earning assets under management and average fees earned expressed in basis points presented in the table below are intended to provide information in the analysis of our asset based revenue and distribution expenses. Money market and long-term mutual fund fees are calculated based on either average daily net assets or average weekly net assets. Separately managed accounts and institutional fees are generally calculated based on beginning of period, average or end of period asset values. Structured finance product fees are calculated based on a combination of the underlying cash flows and the principal value of the product.

	As of September 30,			As of December 31,
	Average Fees Earned in 2008 Expressed in BPS	2008	2007	2007	2006	2005
($ in billions)
Products
Money market mutual funds	10.7	$5.9	$6.0	$6.2	$4.3	$0.1
Long-term mutual funds	61.1	15.2	16.7	17.0	14.2	15.0
Separately managed accounts	46.3	4.8	6.5	6.4	8.1	10.4
Institutional(1)	25.8	7.9	11.9	11.7	12.7	14.1
Structured finance products(2)	19.7	2.8	5.5	5.4	2.7	1.7

Third-Party Assets	40.3	36.6	46.6	46.7	42.0	41.3
PNX General Account	9.6	12.8	13.1	13.1	13.3	13.4

Total	32.3	$49.4	$59.7	$59.8	$55.3	$54.7

(1)	Includes Goodwin third-party assets of $1.5, $1.8, $1.8, $1.1 and $1.2 as of September 30, 2008, September 30, 2007, December 31, 2007, December 31, 2006 and December 31, 2005, respectively.

(2)	Includes Goodwin third-party assets of $0.2, $0.3, $0.3, $0.3 and $0.5 as of September 30, 2008, September 30, 2007, December 31, 2007, December 31, 2006 and December 31, 2005, respectively.

First Nine Months Results of Operations

Summary Financial Data

	Nine Months Ended September 30,		Increase (Decrease)
	2008	2007	2008 vs. 2007
($ in millions)
Results of Operations
Investment management fees	$102.2	$119.5	$(17.3)
Other revenue	41.2	50.5	(9.3)

Total revenues	143.4	170.0	(26.6)

Operating expenses	135.0	143.5	(8.5)
Goodwill and intangible asset impairment	432.2	—	432.2
Intangible asset amortization	22.4	22.6	(0.2)

Total expenses	589.6	166.1	423.5

Operating (loss) income	(446.2)	3.9	(450.1)
Other income (expense)	(1.8)	0.6	(2.4)
Interest expense, net	(1.4)	(18.9)	(17.5)

Income (loss) before income taxes	(449.4)	(14.4)	(435.0)
Income tax benefit	(99.5)	(4.2)	95.3

Net income (loss)	$(349.9)	$(10.2)	$(339.7)

Revenues

The decrease in revenues was primarily a result of a decrease in average assets under management due in large part to the volatility in the securities markets in the second half of 2007 and the first nine months of 2008 and net outflows of assets occurring after the third quarter of 2007. Revenues by source were as follows:

	Nine Months Ended September 30,		Increase (Decrease)
	2008	2007	2008 vs. 2007
($ in millions)
Investment management fees
Mutual funds	$56.8	$63.5	$(6.7)
Separately managed accounts	16.7	22.7	(6.0)
Institutional accounts	15.3	18.7	(3.4)
Structured finance products	4.2	6.0	(1.8)

Third-party management fees	93.0	110.9	(17.9)
PNX general account	9.2	8.6	0.6

Total investment management fees	102.2	119.5	(17.3)
Distribution and service fees	24.3	27.1	(2.8)
Administration and transfer agent fees	15.1	17.5	(2.4)
Other income and fees	1.8	5.9	(4.1)

Total revenues	$143.4	$170.0	$(26.6)

Investment Management Fees

Investment management fees decreased primarily due to a decrease in average fee earning assets under management. Average fee earning assets under management decreased primarily as a result of all products experiencing net outflows during the four quarters ending September 30, 2008 combined with market depreciation.

Distribution and Service Fees

Distribution and service fees decreased as these fees are asset based and, therefore, reflect the decrease in our average assets under management in the first nine months of 2008 as compared the same period in the prior year. The decrease in fees was partially offset by a corresponding decrease in trail commissions, which are a component of distribution expenses (“trail commissions”). Trail commissions represent asset-based payments to our distribution partners based on a percentage of our assets under management.

Administration and Transfer Agent Fees

Administration and transfer agent fees decreased as a result of a $1.1 million decrease in fund administration fees and a $1.0 million decrease in transfer agent fees in the first nine months of 2008 as compared to the same period in 2007. Fund administration fees decreased due to the decline in the average assets under management upon which these fees are based. Transfer agent fees decreased due to a decline in the number of accounts and a change in the contract with the service provider which also reduced our cost to provide these services. Additionally, underwriting fees decreased $0.3 million due to a decrease in sales of Class-A mutual fund shares on which underwriting fees were earned.

Other Income and Fees

Other income and fees decreased primarily due to a decline in fees earned for the distribution of non-affiliated products.

Operating Expenses

Operating expenses increased primarily due to non-cash goodwill and intangible asset impairment charges recorded in the third and, to a lesser degree, first quarters of 2008. Partially offsetting this was a decrease in employment expenses resulting from lower sales-based and other incentive compensation combined with lower trail commissions and other distribution costs. Operating expenses by category were as follows:

	Nine Months Ended September 30,		Increase (Decrease)
	2008	2007	2008 vs. 2007
($ in millions)
Operating expenses
Employment expenses	$65.8	$72.5	$(6.7)
Distribution and administrative expenses	33.6	37.2	(3.6)
Other operating expenses	35.6	33.8	1.8
Goodwill and intangible asset impairments	432.2	—	432.2
Intangible asset amortization	22.4	22.6	(0.2)

Total operating expenses	$589.6	$166.1	$423.5

Employment Expenses

Employment expenses decreased primarily due to a $7.4 million decrease in incentive compensation partially offset by a $1.2 million increase in base compensation payments. Sales-based incentive compensation decreased due to reduced mutual fund sales. Other incentive compensation decreased due to lower fee revenues in the first nine months of 2008. Base compensation increased primarily due to severance payments in 2008 partially offset by a reduction in the number of employees.

Distribution and Administrative Expenses

Distribution and administrative expenses decreased primarily due to $2.9 million in decreased asset-based expenses paid to our distribution partners, $0.4 million in reduced fees to our fund administrator, and a 0.3 million decrease in mutual fund commission amortization.

Other Operating Expenses

Other operating expenses increased primarily as a result of a $1.7 million increase in rent resulting from vacating and/or moving office space at three of our affiliates. Additionally, increased legal, consultant and portfolio management operational costs were offset by reduced PNX chargebacks.

Goodwill and Intangible Asset Impairments

In the first quarter of 2008, a $10.5 million non-cash intangible asset impairment charge was recorded as a result of an interim impairment test of identified intangibles valued at $29.3 million. The test was triggered by our assessment that previous declines in assets and revenue supporting the intangible assets, coupled with a notice of termination from one large account, required such a test. In connection with this impairment, we also performed a test for impairment of goodwill. No such goodwill impairment was required.

In the third quarter of 2008, we recorded a $421.7 million pre-tax impairment charge related to goodwill and other intangible assets. We determined that a triggering event had occurred in the third quarter as a result of the changes in the market environment, specifically the equity market declines, a marked decrease in credit market liquidity and unprecedented government intervention in the financial markets. We performed an impairment analysis using the methodology applied in prior annual and interim testing and, given the current market conditions and the existence of impairment indicators we expanded the fair value estimations used in impairment testing to incorporate other data including third party valuation analyses obtained from our financial advisors, discounted cash flow models and market transactions. This analysis resulted in $331.7 million in goodwill and $90.0 million in intangible asset impairments. The primary drivers of the impairment were the reduction in assets under management, due to markets being at multi-year lows, and valuation multiples for asset managers also being at multi-year lows.

Intangible Asset Amortization

Amortization was down slightly due to certain intangible assets having become fully amortized during 2007.

Other Income and Expenses

Other Income (Expense), Net

Other income (expense), net decreased as the market value of our trading securities decreased in 2008 resulting in realized and unrealized losses totaling $2.4 million as compared to gains of $0.2 million in 2007. These losses were partially offset by an increase in the equity earnings of our unconsolidated holdings.

Interest Expense, Net

Interest expense, net decreased as a result of a reduction in the amount of debt outstanding during the first nine months of each year. Effective December 31, 2007, PNX forgave $325.0 million of debt by making a capital contribution to us. Also contributing, to a lesser degree, was the $12.0 million of debt repayments we made to PNX during the twelve month period ended September 30, 2008.

Income Taxes

Our income tax benefit increased from $4.2 million in the first nine months of 2007 to $99.5 million in the first nine months of 2008 primarily due to an increase in our pretax loss from $14.4 million in the first nine months of 2007 to $449.4 million in the first nine months of 2008. The significant goodwill and intangible asset impairments recorded in 2008 resulted in deferred tax benefits.

Annual Results of Operations

Summary Financial Data

	Years Ended December 31,			Increase (Decrease)
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
($ in millions)
Results of Operations
Investment management fees	$159.0	$164.0	$191.5	$(5.0)	$(27.5)
Other revenue	67.2	54.6	45.9	12.6	8.7

Total revenues	226.2	218.6	237.4	7.6	(18.8)

Operating expenses	190.5	198.0	212.1	(7.5)	(14.1)
Intangible asset impairment	0.3	32.5	11.1	(32.2)	21.4
Intangible asset amortization	30.1	32.0	33.3	(1.9)	(1.3)

Total expenses	220.9	262.5	256.5	(41.6)	6.0

Operating income	5.3	(43.9)	(19.1)	49.2	(24.8)
Other income (expense)	(0.3)	1.5	(6.5)	(1.8)	8.0
Interest expense, net	(25.1)	(32.0)	(27.1)	6.9	(4.9)

Income (loss) before income taxes	(20.1)	(74.4)	(52.7)	54.3	(21.7)
Income tax benefit	(5.9)	(26.8)	(19.6)	(20.9)	7.2

Net income (loss)	$(14.2)	$(47.6)	$(33.1)	$33.4	$(14.5)

Revenues

The increase in revenues during 2007 as compared to 2006 was primarily a result of an increase in mutual fund investment management, distribution and service fees resulting from higher average mutual fund assets under management. The decrease in revenues in 2006 as compared to 2005 was primarily due to significant redemptions of separately managed accounts and the loss of several institutional clients. This decrease was partially offset by increased distribution and service fees due to higher mutual fund assets under management resulting, in part, from the acquisition of the Insight Funds in May 2006. Revenues by source were as follows:

	Years Ended December 31,			Increase (Decrease)
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
($ in millions)
Investment management fees
Mutual funds	$84.9	$76.3	$71.1	$8.6	$5.2
Separately managed accounts	29.5	35.7	52.4	(6.2)	(16.7)
Institutional accounts	24.9	34.1	49.9	(9.2)	(15.8)
Structured finance products	8.1	8.0	8.7	0.1	(0.7)

Third-party management fees	147.4	154.1	182.1	(6.7)	(28.0)
PNX general account	11.6	9.9	9.4	1.7	0.5

Total investment management fees	159.0	164.0	191.5	(5.0)	(27.5)
Distribution and service fees	36.5	29.8	25.6	6.7	4.2
Administration and transfer agent fees	23.3	19.8	16.2	3.5	3.6
Other income and fees	7.4	5.0	4.1	2.4	0.9

Total revenues	$226.2	$218.6	$237.4	$7.6	$(18.8)

Investment Management Fees

Year ended December 31, 2007 compared to year ended December 31, 2006. Investment management fees decreased primarily due to a decline in fees earned on separately managed accounts and institutional accounts. These fees decreased due to net outflows of assets resulting from underperforming large cap growth strategies that have since been largely redeemed and also due to a one-time final accelerated $5.2 million fee in 2006 from an early termination of an institutional contract. This decrease was partially offset by an increase in mutual fund investment management fees, as we earned fees from the Insight Funds for the full year in 2007 as compared to only a post-adoption partial year in 2006. Additionally, fees earned from managing closed-end funds increased $2.6 million due to secondary or preferred offerings as well as market appreciation. Fees earned from managing PNX’s general account increased $1.7 million primarily due to a change in the fee structure.

Year ended December 31, 2006 compared to year ended December 31, 2005. Investment management fees decreased, despite an increase in average assets under management, as a majority of the increased assets were in lower fee products. In May 2006, with the adoption of the Insight Funds, money market assets, a lower fee product, increased by $7.0 billion. Along with an increase in other mutual fund assets under management, both open-end and closed-end, mutual funds management fees increased $5.2 million year-over-year. However, for assets under management in other asset classes, particularly in separately managed accounts and in institutional accounts, net flows were negative, more than offsetting market appreciation and resulting in a $27.5 million overall decrease in management fees.

Distribution and Service Fees

Year ended December 31, 2007 compared to year ended December 31, 2006. Distribution and service fees for open-end mutual funds are earned based upon average assets under management. Average mutual fund assets increased by 25% from 2006 to 2007 in large part due to the adoption of the Insight Funds in May 2006.

Year ended December 31, 2006 compared to year ended December 31, 2005. Distribution and service fees increased as a result of a 23% increase in average mutual fund assets under management. The increase was primarily due to the adoption of the Insight Funds in May 2006.

Administration and Transfer Agent Fees

Year ended December 31, 2007 compared to year ended December 31, 2006. Administration and transfer agent fees represent payments made to us for fund administration and transfer agent services provided. Fund administration fees increased by $2.8 million, while transfer agent fees increased by $0.5 million. Due to the increase in average assets under management resulting primarily from the adoption of the Insight Funds, transfer agent fees also increased, as they are earned based on the number of accounts. Underwriting fees increased $0.3 million due to an increase in sales on which these fees are earned.

Year ended December 31, 2006 compared to year ended December 31, 2005. Fund administration fees increased by $3.6 million as a result of the adoption of the Insight Funds. Transfer agent fees increased $0.7 million due to the increase in shareholder accounts related to the partial year impact of the Insight Funds adoption.

Other Income and Fees

Year ended December 31, 2007 compared to year ended December 31, 2006. Other income and fees increased primarily as a result of increased sales of non-affiliated products for which we earned distribution income. In addition, $1.0 million received in 2007 related to the issuance of a structured product.

Year ended December 31, 2006 compared to year ended December 31, 2005. Other income and fees increased primarily due to the initial sales of non-affiliated products, partially offset by reduced brokerage commissions earned.

Operating Expenses

Operating expenses decreased in 2007 as compared to 2006, primarily as a result of a non-cash intangible asset impairment charge of $32.5 million recorded in 2006 as compared to a $0.3 million impairment in 2007. In addition, certain employment charges, including staff reductions, and lease related charges totaling $13.6 million associated with the restructuring of the business in 2006 did not recur in 2007. In 2006 as compared to 2005, operating expenses increased primarily as a result of a $32.5 million intangible asset impairment recognized in 2006 as compared to a $11.1 million charge in 2005. Both years had restructuring charges: $13.6 million in 2006 and $12.5 million in 2005. Employment expenses decreased $12.7 million in 2006 because of reduced staff levels resulting in part from the 2005 restructuring and also due to reduced variable compensation. Operating expenses by category were as follows:

	Years Ended December 31,			Increase (Decrease)
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
($ in millions)
Operating expenses
Employment expenses	$94.9	$97.7	$110.4	$(2.8)	$(12.7)
Distribution and administrative expenses	50.1	41.3	35.8	8.8	5.5
Other operating expenses	45.5	45.4	53.4	0.1	(8.0)
Restructuring and severance	—	13.6	12.5	(13.6)	1.1
Intangible asset impairment	0.3	32.5	11.1	(32.2)	21.4
Intangible asset amortization	30.1	32.0	33.3	(1.9)	(1.3)

Total operating expenses	$220.9	$262.5	$256.5	$(41.6)	$6.0

Employment Expenses

Year ended December 31, 2007 compared to year ended December 31, 2006. Employment expenses decreased to $94.9 million from $97.7 million, primarily as a result of a decrease in staffing levels as part of the restructuring that occurred in 2006. Base salaries decreased by $8.8 million, partially offset by increased incentive compensation paid on higher mutual fund sales in 2007. In 2006, $2.6 million of incentive compensation was recorded relating to an accelerated fee from the early termination of an institutional contract which did not recur in 2007. Other employment expenses, including employee related charges such as benefits and payroll taxes, decreased by $1.0 million primarily as a result of the reduced compensation, partially offset by an increase in human resource administration costs.

Year ended December 31, 2006 compared to year ended December 31, 2005. Employment expenses decreased to $97.7 million from $110.4 million primarily due to a decrease in base salaries related to the reduction in the number of employees as part of the restructuring that occurred in both 2005 and 2006. Additionally, a decrease in performance-based compensation was primarily driven by lower investment management fees upon which this compensation was based.

Distribution and administrative expenses

Year ended December 31, 2007 compared to year ended December 31, 2006. Distribution and administrative expenses increased, due primarily to an increase in trail commissions related to an increase in mutual fund assets under management. Other distribution-related costs and costs associated with fund accounting of the mutual funds increased primarily due to the adoption of the Insight Funds, which increased both sales and assets under management.

Year ended December 31, 2006 compared to year ended December 31, 2005. Distribution and administrative expenses increased, due primarily to an increase in trail payments and fund accounting costs related to the adoption of the Insight Funds.

Other Operating Expenses

Year ended December 31, 2007 compared to year ended December 31, 2006. Other operating expenses consist primarily of computer services, professional fees, investment research fees, travel, training, entertainment, portfolio management operational costs and other office and corporate expenses including items such as rent, insurance, printing and general taxes. The services provided by PNX are detailed in the related party note, Note 15, to our consolidated financial statements in this information statement.

Other operating expenses were basically unchanged from 2006 to 2007 as management focused on controlling costs. Increases in investment research fees, portfolio management operational costs and printing were offset by decreases in outside services, insurance, consultants and professional fees.

Year ended December 31, 2006 compared to year ended December 31, 2005. Operating expenses decreased primarily as a result of the 2006 restructuring. Rent, marketing costs, consulting fees, computer services, clearance costs, insurance and outside services were reduced, more than offsetting increases in communications costs and investment research fees.

Restructuring and Severance

In 2005, we initiated a significant restructuring program. Specifically, the Company: (i) streamlined its operating structure from being a collection of majority-owned and wholly-owned affiliated firms into a single business of affiliated managers with common distribution and support operations, (ii) eliminated redundant functions and management layers, (iii) took actions to restructure its product portfolio focusing on mutual fund products, and (iv) repositioned its distribution strategy with an increased focus on retail mutual fund distribution. The Company had not undertaken changes of a similar magnitude at any time prior to or since 2006 and does not expect to do so in the future. These actions resulted in costs totaling $26.1 million, of which $12.5 million were recognized in 2005 and $13.6 million in 2006.

The charges were primarily related to actions taken at several of our affiliated asset managers. Charges at SCM totaled $12.0 million, primarily comprised of $7.8 million of one-time severance payments and $3.5 million of vacated office space. Charges at EAM were comprised of $9.5 million in connection with terminating its large-cap strategy. The primary components of the charges at EAM included $5.0 million of severance payments and $2.6 million of vacated office space. We incurred $2.8 million of charges at KAR, including $1.6 million of severance payments. Another charge of $1.8 million was primarily related to reconfiguring investment strategies of the Duff and Phelps investment teams largely to focus that firm on its core strengths.

Intangible Asset Impairment

Year ended December 31, 2007 compared to year ended December 31, 2006. In 2007 and 2006, we recorded impairment charges of $0.3 million and $32.5 million, respectively. Each of the impairments was the result of the loss during those years of a significant portion of the revenues supporting identifiable intangible assets.

Year ended December 31, 2006 compared to year ended December 31, 2005. In 2006 and 2005 we recorded impairment charges of $32.5 million and $11.1 million, respectively. The impairments in each year were the result of the loss of a significant portion of the revenues supporting identifiable intangible assets.

Intangible Asset Amortization

Year ended December 31, 2007 compared to year ended December 31, 2006. Intangible asset amortization is recognized on our definite-lived intangible assets on a straight-line basis over the estimated remaining lives of those assets. Amortization decreased primarily as a result of the impairment recorded in 2006.

Year ended December 31, 2006 compared to year ended December 31, 2005. Amortization decreased primarily as a result of the impairment recorded in 2005.

Other Income and Expenses

Other Income (Expense), Net

Year ended December 31, 2007 compared to year ended December 31, 2006. Other income (expense), net decreased. We hold investments in certain affiliated mutual funds and institutional accounts that are classified as trading securities. Changes in the market value of these investments are included in other income (expense). The difference between the cost and the market value of these holdings decreased by $2.6 million as compared to a $0.7 million increase in the prior year, or a net $3.3 million increase in the unrealized loss year over year. Partially offsetting this increase in the unrealized loss was an increase of $1.2 million in realized gains on securities in 2007 as compared to 2006.

Year ended December 31, 2006 compared to year ended December 31, 2005. Other income (expense), net increased. In 2005, the Company acquired the remaining minority interests in certain of its asset management subsidiaries. The minority interest recorded in 2005 until the time of these final acquisitions was $6.7 million. Changes in the market value of its trading securities gained $0.7 million in 2006 as compared to a loss of $1.2 million in 2005, a net $1.9 million increase in 2006 over 2005. Changes in other income and expense items resulted in a $0.7 million decrease.

Interest Expense, Net

Year ended December 31, 2007 compared to year ended December 31, 2006. Interest expense, net is mainly comprised of interest expense on the intercompany debt owed by us to PNX, but also includes interest and dividend income earned. Interest expense in 2007 was lower by $3.4 million as compared to 2006 due to lower interest rates of variable rate notes as well as lower renegotiated fixed interest rates. The $57.2 million remaining portion of a promissory note agreement with a subsidiary’s minority members to finance the remainder of that subsidiary’s acquisition was paid in early 2007 thereby reducing interest expense by $2.8 million in 2007. The $25.0 million outstanding on an unsecured revolving credit facility with outside lenders was repaid in 2006 further reducing interest expense by $0.5 million in 2007. Interest and dividend income increased to $1.6 million in 2007 from $1.5 million in 2006.

Year ended December 31, 2006 compared to year ended December 31, 2005. The increase was primarily the result of an increase in the interest rate on one of the debt agreements with PNX, which increased interest expense by $3.0 million, and the promissory note with a subsidiary’s minority members that was entered into in mid-year 2005, increasing interest expense by $2.0 million in 2006. Interest and dividend income decreased to $1.5 million in 2006 from $1.6 million in 2005.

Income Taxes Expense

Year ended December 31, 2007 compared to year ended December 31, 2006. Our income tax benefit decreased from $26.8 million in 2006 to $6.0 million in 2007 primarily due to a decrease in our pretax loss from $74.4 million in 2006 to $20.1 million in 2007. The rate of our income tax benefit decreased from 36% to 30% primarily due to a shift in income between certain affiliates which significantly impacted state taxes as the shift was to affiliates in higher tax jurisdictions. As of December 31, 2007, we had deferred tax assets of $38.8 million and $0.4 million related to net operating and capital losses, respectively, for federal income tax purposes and $9.8 million for state net operating losses. The related federal net operating loss carryovers of $110.9 million are scheduled to expire between the years 2023 and 2027. The related federal capital loss carryovers of $1.0 million are scheduled to expire in 2010 and 2012. The state net operating losses of $118.7 million are scheduled to expire as follows: $0.2 million in 2007; $59.6 million in 2008 through 2017 and $58.9 million in 2018 through 2026. We have established a $9.8 million valuation allowance at December 31, 2007, relative to the state deferred tax assets.

Year ended December 31, 2006 compared to year ended December 31, 2005. Our income tax benefit increased from $19.6 million in 2005 to $26.8 million in 2006 primarily due to an increase in our pretax loss from $52.7 million in 2005 to $74.4 million in 2006. Our effective tax rate was relatively unchanged between the two years. As of December 31, 2006, we had deferred tax assets of $31.5 million and $0.3 million related to net operating and capital losses, respectively, for federal income tax purposes and $9.8 million for state net operating losses. We have established a $9.8 million valuation allowance at December 31, 2007, relative to the state deferred tax assets.

Effects of Inflation

For the first nine months of 2008 and the years 2007, 2006 and 2005, inflation did not have a material effect on our consolidated results of operations.

Supplemental Performance Measure

As supplemental information, we provide a non-GAAP performance measure that we refer to as adjusted net income. This measure is provided in addition to, but not as a substitute for, net income determined in accordance with GAAP. Adjusted net income is defined as net income (loss) plus amortization and impairments of intangible assets and deferred taxes related to those intangible assets. We consider adjusted net income an important measure of our financial performance as we believe it most accurately represents operating performance of the Company adjusted for non-cash expenses related to acquisitions. We consider this non-GAAP financial measure to be useful to investors because it is an important metric in measuring economic performance of asset management companies, as an indicator of value and because it facilitates comparison of our operating results with the results of other asset management firms that have not engaged in significant acquisitions. Adjusted net income is also used by the Company as one of the inputs for calculating performance-based incentives. We have also excluded restructuring and severance charges from the calculation of adjusted net income to provide a better indication of the Company’s ongoing operations. Because of their transformational and special nature, we believe that excluding the restructuring and severance charges best represents the Company’s ongoing operating performance and provides the basis for the measure that was used in calculating performance-based management incentives.

In calculating adjusted net income we added back amortization and impairments attributable to acquisition related intangible assets, such as management contracts, to adjusted net income to reflect the fact that these non-cash expenses make it difficult to compare our operating results with the results of other asset management firms that have not engaged in significant acquisitions. Because goodwill and indefinite-lived assets are not amortized under GAAP, and since they generate deferred tax expenses that typically do not reverse, we added back these non-cash expenses, and their related tax attributes, to net income to measure operating performance. We added back impairments on intangible assets and goodwill to reflect that these non-cash items makes it difficult to compare our operating results with the results of other asset management firms that have not engaged in significant acquisitions.

Adjusted net income is one of the key measures we analyze in managing our business. Additionally, we believe that adjusted net income is a measure that is useful to investors because it identifies the earnings of the ongoing operations of our business. Adjusted net income is not a substitute for net income or measures that are derived assuming GAAP and may differ from similarly titled measures of other companies. We encourage investors to review and consider GAAP net income, as well as adjusted net income, in evaluating the results of our operations.

The following tables provide reconciliations of net income (loss) to adjusted net income:

	Nine Months Ended September 30,		Increase/(Decrease)
	2008	2007	2008 vs 2007
($ in millions)
Net Income (Loss)	$(349.9)	$(10.2)	$(339.7)

Add back:
Amortization of intangible assets	22.4	22.6	(0.2)
Goodwill and intangible asset impairment	432.2	—	432.2
Goodwill and intangible asset related deferred taxes	(91.1)	1.1	(92.2)

Adjusted Net Income	$13.6	$13.5	$0.1

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—First Nine Months Results of Operations—Operating Expenses—Goodwill and Intangible Asset Impairments” for a discussion of the goodwill and intangible asset impairments.

	Year Ended December 31,			Increase/(Decrease)
	2007	2006	2005	2007 vs 2006	2006 vs 2005
($ in millions)
Net Income (Loss)	$(14.2)	$(47.6)	$(33.1)	$33.4	$(14.5)

Add back:
Amortization of intangible assets	30.1	32.0	33.3	(1.9)	(1.3)
Intangible asset impairment	0.3	32.5	11.1	(32.2)	21.4
Intangible asset related deferred taxes	0.3	(11.9)	(6.5)	12.2	(5.4)
Restructuring and severance	—	13.6	12.5	(13.6)	1.1

Adjusted Net Income	$16.5	$18.6	$17.3	$(2.1)	$1.3

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Annual Results of Operations—Operating Expenses—Restructuring and Severance” for a discussion on the nature of the restructuring and severance charges and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—First Nine Months Results of Operations—Operating Expenses—Goodwill and Intangible Asset Impairments” for a discussion of the intangible asset impairments.

Liquidity and Capital Resources

The following table summarizes certain key financial data relating to our liquidity and capital resources:

	Nine Months Ended September 30, 2008	Year Ended December 31,
		2007	2006	2005
($ in millions)
Balance Sheet Data
Cash and cash equivalents	$22.6	$36.8	$33.9	$23.8
Marketable securities	12.0	14.4	14.5	12.2
Current portion of notes payable	12.0	12.0	69.2	9.8
Long-term notes payable and other debt	21.0	30.0	367.0	498.3

Cash Flow Data
Provided by (used in)
Operating activities	$(2.8)	$13.0	$15.9	$(11.5)
Investing activities	(2.5)	(1.7)	(8.0)	(13.8)
Financing activities	(9.0)	(8.3)	2.2	(0.9)

EBITDA(1)	$7.8	$38.1	$26.2	$22.1

(1)	EBITDA is a non-GAAP liquidity measure defined as net income before interest expense, income taxes, depreciation and amortization. For a reconciliation of EBITDA to cash flow from operations, see page 63.

We believe that our available cash, marketable securities and cash to be generated from operations will be sufficient to fund current operations and capital requirements in the short-term, which we consider the next twelve months. Short-term uses of cash also include interest payments on notes payable that are also expected to be financed from cash generated from operations. Our day-to-day activities do not require large amounts of excess cash. Our largest payments are compensation-related. Incentive compensation, generally a function of earnings, is accrued throughout the calendar year and paid in the first quarter of the next calendar year.

Working capital is defined as current assets less current liabilities. Our working capital was a negative $6.6 million at September 30, 2008, primarily due to adverse conditions in the equity markets and $3.0 million in quarterly debt repayments to PNX along with the related interest due thereon. The adverse market conditions caused a decline in our assets under management, resulting in lower revenues and available cash. On October 30, 2008, we and our parent companies, PNX and Phoenix Investment Management Company entered into an agreement with Harris Bankcorp, Inc., a U.S. subsidiary of the Bank of Montreal, pursuant to which Harris will acquire $45.0 million of convertible preferred stock of the Company representing a 23% equity position of the Company on a fully-diluted basis. In accordance with the terms of the agreement the acquisition will be completed upon consummating the spin-off transaction. The Company expects $35.0 million of proceeds from this transaction. Of those proceeds the Company will be using approximately $13.0 million to make a one-time pre-payment on its intercompany debt obligation to Phoenix Life Insurance Company. The Company expects its net working capital position to be approximately $33.0 million after this transaction which will satisfy the Company’s short-term working capital requirements.

At various times during the past few years, we have had negative working capital. Historically, the majority of the operating cash flows generated by the Company were used to service debt to PNX. During 2007, we had total debt in excess of $400.0 million and had total debt service obligations in excess of $40.0 million a year, including principal and interest payments. On December 31, 2007, $325.0 million of debt obligations to PNX was extinguished through loan forgiveness.

Long-term capital requirements primarily include repayment of notes payable and lease obligations. Long-term notes payable include various agreements the Company entered into with PNX during 2001 and 2002 that had original maturity dates at various times in 2007 that were subsequently extended to 2010. Interest was payable in arrears at annual rates ranging from 5.32% to 7.56% for the years 2006 and 2007. During 2006 and 2007, each of these notes was converted to equity in the form of capital contributions from PNX. The PNX board of directors deemed it to be in the best interests of PNX and the Company to forgive the remaining intra-company indebtedness associated with these notes in the amount of $325.0 million, and all interest accrued.

Other possible long-term capital requirements could include strategic acquisitions, seed money for new products and infrastructure improvements. In addition to our intention to obtain third-party bank financing to support our future capital requirements, potential sources of long-term capital include additional common or preferred equity raises, revolving credit facilities or secured financing arrangements. There can be no assurances that any of these financing arrangements will be available to the Company in the future.

In 2005, 2006 and the first quarter of 2008, we recorded impairment charges related to terminated investment management contracts which resulted in lost revenues. In 2005 and 2006, we experienced significant redemptions in our separately managed accounts. These redemptions, totaling $1.3 billion in the two years, resulted in lost annual revenues of approximately $8.2 million from these accounts. Partially offsetting the decrease in revenues were decreased variable costs and fixed costs from the resultant staff reductions and restructuring. The impairment charge recorded in 2008 was triggered by the loss of a significant institutional client resulting in $1.8 million of lost annual revenue, partially offset by a related $0.9 million decrease in variable incentive compensation. In the third quarter of 2008, we recorded goodwill and intangible asset impairment charges which were triggered, in large part, by the downturn in the markets. As a result of this downturn, our assets under management have decreased by $4.3 billion in the first nine months of 2008 due solely to market depreciation. This has resulted in lost annual revenues of approximately $19.0 million.

Our one outstanding note in favor of Phoenix Life Insurance Company, a wholly-owned subsidiary of PNX, contains financial and operating covenants including, among other provisions, requirements that we maintain a maximum debt-to-EBITDA ratio of 2.75 and minimum stockholder’s equity of $115 million. As of September 30, 2008, we had $33 million outstanding under this loan and were in compliance with all applicable financial and operating covenants. We intend to make a one-time pre-payment of approximately $13.0 million on this note in connection with the distribution. We expect approximately $20.0 million of outstanding indebtedness on this note after the spin-off is completed. The current portion, defined as amounts payable within the next twelve months, is $10.0 million with the remaining $10.0 million payable through December 31, 2010. We expect to obtain third-party financing to retire this obligation at the time of the spin-off. We currently have no other outstanding debt. See Note 9 to our consolidated financial statements in this information statement for additional information on this indebtedness.

Balance Sheet

Cash and cash equivalents consist of cash in banks and highly liquid affiliated money market mutual fund investments. Cash and cash equivalents typically increase in the second, third and fourth quarters of the year as we accrue for, but do not pay, variable compensation for our affiliated managers. Historically, annual incentives are paid in the first quarter of the year, which is the primary reason for the $14.2 million decrease in cash during the first nine months of 2008. Marketable securities consist primarily of our affiliated mutual fund shares and other proprietary strategies. We provide capital for funds and strategies in their early stages of development to facilitate creating performance track records. Current portion of notes payable represents notes due within twelve months of the date of the financial statements. Our notes payable decreased by $9.0 million during the first nine months of 2008 as we made our quarterly note repayments to PNX. Current portion of notes payable decreased in 2007 due to the payment to a subsidiary’s minority members to finance the remainder of the acquisition of that subsidiary. Long-term notes payable and other debt represents notes due twelve months or more after the date of the financial statements. The decrease in long-term notes payable and other debt in 2007 was primarily the result of $325 million that was forgiven by PNX through a capital contribution. The remaining $12 million decrease was due to the reclassification of a separate intercompany note payable to current portion of notes payable. The decrease in long-term notes payable and other debt in 2006 was the result of $49 million that was converted to equity in the form of capital contributions from PNX, combined with the reclassification of notes payable from long-term to current.

Cash Flows

For the nine months ended September 30, 2008, net cash used in operating activities was $2.8 million, primarily due to annual incentives paid by our affiliated managers. Net cash provided by operating activities for the year ended December 31, 2007 decreased $2.9 million compared to the prior year period. Net cash provided by operating activities for the year ended December 31, 2006 increased $27.4 million due to minority interest payments made in 2005.

Net cash used in investing activities consists primarily of capital expenditures related to our business operations, purchases of investment contracts or subsidiaries, and purchases of available-for-sale securities. Cash used in investing activities of $2.5 million in the first nine months of 2008 was primarily for purchasing capital items. Net cash used in investing activities for the year ended December 31, 2007 decreased $6.4 million compared to the prior year primarily due to the 2006 acquisition of the Insight funds. Net cash used in investing activities for the year ended December 31, 2006, decreased $5.7 million compared to the year ended December 31, 2005 primarily due to the 2005 purchase of a subsidiary partially offset by the 2006 acquisition of the Insight funds.

Net cash from financing activities consists primarily of capital contributions and borrowings from PNX as well as repayments of debt to PNX. For the nine months ended September 30, 2008, net cash used in financing activities consisted of three $3.0 million quarterly note repayments to PNX. Net cash used in financing activities was $8.3 million in 2007 due to repayments of debt to the parent of $69.2 million partially offset by capital contributions of $60.9 million. Net cash provided by financing activities was $2.2 million in 2006 due to borrowings from related parties and capital contributions totaling $49.0 million partially offset by repayments of debt to the parent of $46.8 million. Net cash used in financing activities was $0.9 million in 2005 due to distributions to minority interests and repayments of debt totaling $18.9 million partially offset by borrowings from related parties of $18.0 million.

Supplemental Liquidity Measure

As supplemental information, we provide information regarding EBITDA, defined as earnings before interest expense, income taxes, depreciation and amortization, a non-GAAP liquidity measure. This measure is provided in addition to, but not as a substitute for, cash flow from operations. EBITDA, as calculated by us, may not be consistent with computations of EBITDA by other companies. As a measure of liquidity we believe that EBITDA is a useful indicator of our ability to service debt, make new investments and meet working capital requirements. We further believe that many investors use this information when analyzing the financial position of companies in the asset management industry. The following table provides a reconciliation of cash flow from operations to EBITDA:

	Nine months Ended September 30, 2008	Year Ended
		2007	2006	2005
Cash flow from operations	$(2.8)	$13.0	$15.9	$(11.5)
Interest expense	2.0	26.7	33.4	28.7
Current tax provision	(99.5)	(6.0)	(26.8)	(19.6)
Changes in assets and liabilities and other adjustments	108.1	4.4	3.7	24.5

EBITDA(1)	$7.8	$38.1	$26.2	$22.1

(1) See	page 61 for the definition of EBITDA.

We view our ratio of debt to EBITDA (our leverage ratio) as an important gauge of our ability to service debt, make new investments and meet working capital requirements. The leverage covenant of our senior note with Phoenix Life Insurance Company (“Phoenix Life”), a wholly owned subsidiary of PNX, requires that we maintain a maximum debt-to-EBITDA ratio of 2.75, where EBITDA is for the preceding twelve month period.

As of September 30, 2008, our leverage ratio was 1.64:1. For each of the years ended December 31, 2005, 2006 and 2007 we were in compliance with the maximum debt-to-EBITDA ratio covenants of our senior note.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2007:

	Payments Due
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
($ in millions)
Operating lease obligations(1)	$13.8	$4.6	$4.9	$1.4	$2.9
Senior note including interest(2)	47.1	14.5	32.6	—	—

Total	$60.9	$19.1	$37.5	$1.4	$2.9

(1)	Amounts shown are net of income from subleases.

(2)	We currently have a senior note agreement with Phoenix Life Insurance Company. The principal balance at December 31, 2007 is $42.0 million. The agreement matures at the end of 2010. We are required to make quarterly payments of $3.0 million through September 2010 and must make a final $9.0 million payment in December 2010. The note bears interest at an annual rate of 6.55%.

Except for the three $3.0 million quarterly note repayments made in 2008, there have been no material changes in our contractual obligations at September 30, 2008.

The table does not include liabilities for uncertain tax positions ($0.5 million at December 31, 2007) as we cannot predict when such liabilities will be paid.

We believe that we can meet these contractual obligations through existing cash, future cash flows from operations and, if necessary, borrowings under a future credit facility.

Financing Arrangements

For a discussion of our financing arrangements, see “Description of Indebtedness.”

Impact of New Accounting Standards

For a discussion of accounting standards, see Note 2 to our consolidated financial statements in this information statement for more information.

Critical Accounting Estimates

Our financial statements and the accompanying notes are prepared in accordance with GAAP, which requires the use of estimates. Actual results will vary from these estimates. Management believes the following critical accounting policies are important to understanding our results of operations and financial position.

Goodwill

As of September 30, 2008, the carrying amount of goodwill was $122.7 million. Goodwill represents the excess of purchase price of acquisitions and mergers over the fair value of identified net assets and liabilities. For goodwill, impairment tests at the reporting unit level are performed annually, or more frequently, should circumstances change which would reduce the fair value of the reporting unit below its carrying amount. In 2005, in conjunction with the conversion of the business to a wholly owned structure, goodwill was consolidated into a single reporting unit for purposes of goodwill impairment testing. For purposes of the impairment test of goodwill, the fair value of the reporting unit is based on a multiple of revenue plus the fair value of the unit’s tangible fixed assets. We employ a market approach in our valuation methodology. For each test of goodwill we determine the run rate revenues for our products and apply a revenue multiple to determine a fair value for each reporting unit. Key inputs of the valuation method are the revenue multiplier assumption, management fee rates used to determine run rate revenues and the level of assets under management. We assess our revenue multiple by comparing it to the revenue trading multiples of publicly traded peer asset management companies and applying a control premium, which control premium would not be reflected in such revenue trading multiples. Management fee rates are taken from the most recent actual rates available for our investment products.

Projected cash flows require the use of assumptions and estimates. Changes in these assumptions could result in a change in the need for recording an impairment. As such, the results of the annual impairment tests, which are affected by adverse changes in facts and circumstances affecting cash flows and fair values, could result in a material charge to our results of operations.

We determined that a triggering event had occurred in the third quarter of 2008 as a result of the changes in the market environment, specifically the equity market declines, a marked decrease in credit market liquidity and unprecedented government intervention in the financial markets. We performed an impairment analysis using the methodology applied in prior annual and interim testing and, while the Company believed the existing approach as discussed above was appropriate, given the current market conditions and the existence of impairment indicators, we expanded the fair value estimations used in impairment testing to incorporate other data including third party valuation analyses obtained from our financial advisors, discounted cash flow models and market transactions. In connection with this third quarter test for goodwill the Company obtained and weighted several estimates of the fair value including:

•	recent discounted cash flow modeling valuations completed by the Company’s outside financial advisors;

•	market transactions, including an estimated valuation of the Company as indicated by its recently announced sale of a 23% minority interest in the Company; and

•

a third party independent valuation of the business. The valuation included a discounted cash flow analysis and an analysis of the valuation multiples for selected public companies and for target companies involved in selected merger and acquisition transactions.

The primary drivers of the impairment were a reduction in assets under management, as a result of the markets being at multi-year lows, and valuation multiples for asset managers also being at multi-year lows. Our impairment test in the third quarter resulted in an impairment charge of $331.7 million.

Indefinite-Lived Intangible Assets

As of September 30, 2008 the carrying values of indefinite-lived intangible assets were $36.1 million. Indefinite-lived intangible assets are comprised of investment advisory contracts with affiliated closed-end registered investment companies. Indefinite-lived intangible asset impairment tests are performed annually, or more frequently should circumstances change which would reduce the fair value below its carrying value.

In conducting impairment tests, the Company uses a revenue multiple model to each of the intangible assets to derive its estimated fair value. The rationale for using the revenue multiplier on these intangible assets is that, due to their nature, closed-end mutual funds, unlike open-end mutual funds, do not routinely issue and redeem their shares and, as such, their revenues will continue indefinitely (affected only by market performance or by a decision by the fund boards to terminate the advisory contract). It is for this reason that the Company values its closed-end funds similarly to how it values the Company. Specifically, the key inputs included in valuation analysis are (i) a revenue multiplier; (ii) management fee rates; and (iii) assets under management. Each of these items can be directly ascribed at the intangible asset level; we therefore view this methodology as an appropriate assessment of value.

In the third quarter 2008, the Company recorded a $37.2 million impairment related to its indefinite-lived intangible assets. We determined that a triggering event had occurred in the third quarter as a result of the changes in the market environment, specifically the equity market declines, a marked decrease in credit market liquidity, and unprecedented government intervention in the financial markets. We performed an impairment analysis using the methodology applied in prior annual and interim testing and, while the Company believed the existing approach as discussed above was appropriate, given the current market conditions and the existence of impairment indicators we expanded the fair value estimations used in impairment testing to incorporate discounted cash flow models. The most sensitive assumption used in this approach is the discount rate applied of which the Company used a 17% rate which reflects the current market environment.

In connection with this third quarter impairment test for indefinite-lived intangible assets the Company used both methods described above as inputs into its valuation assessment.

Any material changes to the key variables that impact the valuation, including (i) the revenue multiplier, (ii) management fee rates, (iii) assets under management and (iv) discount rate, could result in the Company recording an impairment on its remaining indefinite-lived intangible assets.

As of December 31, 2007 the carrying values of the indefinite-lived intangible assets were $73.3 million. When the 2007 impairment test was performed, the fair value was $139.0 million and the excess of fair value over carrying value was $65.7 million. A change of 0.5 in the revenue multiple (10%) would result in a decrease in this fair value of approximately $13.9 million. Due to the excess fair value over book value noted, such a change in the revenue multiple would have had no effect on the Company’s results of operations.

Definite-Lived Intangible Assets

As of September 30, 2008 the carrying values of definite-lived intangible assets were $50.1 million. Definite-lived intangible assets are comprised of acquired investment advisory contracts. The Company monitors the useful lives of definite-lived intangible assets and revises the useful lives, if necessary, based on the circumstances. Significant judgment is required to estimate the period that these assets will contribute to our cash flows and the pattern over which these assets will be consumed. A change in the remaining useful life of any of these assets could have a significant impact on our amortization expense. All amortization expense has been, and continues to be, calculated on a straight-line basis.

For definite-lived intangible assets, impairment testing is performed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the Company determines the carrying value of the definite-lived intangible assets is less than the sum of the undiscounted cash flows expected to result from the asset it will quantify the impairment using a discounted cash flow model.

The key assumptions in the discounted cash flow model include:

•	estimated remaining useful life of the intangible asset;

•	discount rate;

•	investment management fee rate on assets under management; and

•	market expense ratio factor.

Management estimates remaining useful lives using its historical experience and long-term operating trends. This results in a range of 2-16 years, depending on the product. For investment management fee rate we use contractually stated rates for mutual funds and average basis points earned for the other products. The discount rate reflects the current estimated cost of capital of the Company; and market expense ratio factor applied reflects an acquiror’s expected margin from the asset.

The Company has taken a definite-lived intangible asset impairment charge of $52.8 million in the third quarter of 2008. The impairment test was performed as the result of Management’s assessment that the carrying amount of the definite lived intangible assets may not be recoverable as a result of changes in the market environment, primarily driven by equity market declines through the third quarter. Other contributors to the assessment were a marked decrease in credit market liquidity and unprecedented government intervention in the financial markets.

Any material changes to the key variables that impact the valuation, including (i) useful life, (ii) discount rate, (iii) market expense ratio factor, (iv) assets under management and (v) investment management fees, could result in the Company recording an impairment on its remaining definite-lived intangible assets.

We recorded impairment charges of $10.5 million, $32.5 million and $10.6 million in the first quarter of 2008, and in 2006 and 2005, respectively.

After the Company recorded the definite-lived intangible asset impairments noted above, the carrying value on $17.3 million of definite-lived intangible assets is equal to their fair value. Three definite-lived intangible assets with a carrying value of $32.8 million were estimated to have a fair value of $73.4 million as of September 30, 2008.

Associated with these impairments and in accordance with FAS 142, we performed interim tests of goodwill. In each instance, we utilized the revenue multiple consistent with the method used for our annual test of goodwill. For the first quarter 2008 test, we estimated that the fair value exceeded carrying value by $90.3 million. The revenue multiple method is appropriate because it provides comparability with asset management firms with different expense structures. Based on this test, the reporting unit was not impaired. The goodwill of the reporting unit was $454.4 million as of March 31, 2008. Similar tests of goodwill performed in 2007, 2006 and 2005 did not result in impairment charges.

Revenue Recognition, Investment Management Fees

We earn revenue by providing investment management services pursuant to the terms of the underlying advisory contract and such revenue is based on a contractual investment advisory fee applied to the assets in each portfolio. Any fees collected in advance are deferred and recognized over the period earned.

Fees related to structured finance products include collateralized loan and collateralized debt obligations (“CLOs” and “CDOs,” respectively) and consist of both senior management fees and subordinate management fees. Senior management fees on the CLOs and CDOs are calculated with the contractual fee rate applied against the current par value of the total collateral being managed. Subordinate management fees, also calculated with the contractual fee rate applied against the current par value of the total collateral being managed, are recognized only after certain portfolio criteria are met, such as interest coverage and asset over-collateralization levels.

Distribution and service fees are earned based upon a percentage of assets under management and are paid pursuant to the terms of the respective distribution and service fee contracts, which require a monthly payment from affiliated mutual funds.

Administration and transfer agent fees consist of administrative fees, shareholder service agent fees, fund administration fees, dealer concessions and transfer agent fees. Dealer concessions and transfer agent fees earned net of related expenses from the distribution and sale of affiliated mutual fund shares and other securities are recorded on a trade date basis.

Accounting for Income Taxes

The Company and its subsidiaries are included in the consolidated federal income tax return filed by PNX and each is party to a tax sharing agreement by and among PNX and its subsidiaries. In accordance with this agreement, federal income taxes are allocated as if each subsidiary’s tax liability had been calculated on a separate company basis, except that benefits for any net operating losses will be provided to the extent such loss is utilized in the consolidated federal tax return. As such, the consolidated tax provision is an aggregation of the allocation of taxes to the separate Company subsidiaries. Deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting basis for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on assessments of the realizability of such amounts.

The ultimate tax outcome of many transactions is uncertain. Significant judgment is required in evaluating tax positions and in computing the tax provision including valuation allowances, the timing of reversals of net operating losses and other items, many of whose outcomes cannot be known at the date of the financial statements. Uncertain tax positions taken by the Company are accounted for under FIN 48, which may require certain benefits taken on a tax return to not be recognized in the financial statements when there is the potential for certain tax positions to be successfully challenged by the taxing authorities.

Deferred taxes mainly relate to net operating losses and intangible assets. A valuation allowance has been established relative to state deferred tax assets due to the inability to combine certain sub-groups for state income tax reporting purposes. Changes in this allowance could have a material effect on our financial position and results of operations.

Loss Contingencies

The likelihood that a loss contingency exists is evaluated using the criteria of SFAS No. 5, “Accounting for Contingencies,” and is recorded if the likelihood of a loss is considered both probable and reasonably estimable at the date of the financial statements.

Capital and Reserve Requirements

We currently have one subsidiary that is a broker-dealer registered with the Securities and Exchange Commission and is therefore subject to certain rules regarding minimum net capital, as defined by those rules. The subsidiary is required to maintain a ratio of “aggregate indebtedness” to “net capital,” as defined, which may not exceed 15 to 1 and must also maintain a minimum amount of net capital. Failure to meet these requirements could result in adverse consequences to us including additional reporting requirements, tighter ratios and business interruption. At September 30, 2008 and December 31, 2007, the ratio of aggregate indebtedness to net capital of the broker-dealer was well below the maximum allowed and the minimum net capital was well in excess of that required.

Quantitative and Qualitative Disclosures About Market Risk

Market Risk

Our exposure to market risk is directly related to our role as investment advisor for various accounts we manage and the funds for which we act as advisor. Most of our revenue for the three years ended December 31, 2007 and the nine months ended September 30, 2008 was derived from investment management fees, which are typically based on the market value of assets under management. Accordingly, a decline in the prices of securities would cause our revenue and income to decline due to a decrease in the value of the assets we manage. In addition, such a decline could cause our clients to withdraw their funds in favor of investments offering higher returns or lower risk, which would cause our revenue and income to decline further.

We are also subject to market risk due to a decline in the prices of our investments, consisting primarily of marketable securities. At September 30, 2008, the fair value of the net position of these assets was $11.3 million. Assuming a 10% increase or decrease, the fair value would increase or decrease by $1.13 million at September 30, 2008.

Interest Rate Risk

On February 26, 2001, we entered into a $69.0 million subordinated note agreement with Phoenix Life due March 1, 2006, in exchange for debentures held by Phoenix Life. In December 2005 this agreement was renegotiated to provide for quarterly payments of $3.0 million. The renegotiated note matures in December 2010 and bears interest at an annual rate of 6.55%. The related note agreement contains financial and/or operating covenants including, among other provisions, requirements that the Company not exceed a specified debt to earnings ratio and maintain a minimum specified stockholder’s equity. At September 30, 2008 and at December 31, 2007, we were in compliance with all covenants under the note agreement. The outstanding balance on the note at September 30, 2008 and at December 31, 2007 was $33.0 million and $42.0 million, respectively. As the interest rate payable on this note is fixed, it would be unaffected in the event that interest rates were to increase.

BUSINESS

Overview

We are a provider of investment management products and services to individuals and institutions. We operate a multi-manager asset management business, comprising a number of individual affiliated managers, each having its own distinct investment style, autonomous investment process and brand. We believe our customers value this approach, especially institutional customers who appreciate individual managers with distinctive cultures and styles.

Investors have an array of needs driven by factors such as market conditions, risk tolerance and investment goals. A key element of our business is to offer a variety of investment styles and multiple disciplines to meet those needs. To that end, for our mutual funds, we supplement the investment capabilities of our affiliated managers with those of select unaffiliated sub-advisors. We do that by partnering with these managers whose strategies are not typically available to retail mutual fund customers.

We provide our products in a number of forms and through multiple distribution channels. Our retail products include open-end mutual funds, closed-end funds and separately managed accounts. Our fund family of over 50 open-end funds is distributed primarily through intermediaries. Our five closed-end funds trade on the New York Stock Exchange. Retail separately managed accounts are comprised of intermediary programs sponsored and distributed by unaffiliated brokerage firms, and private client services, originated and maintained by our affiliated managers. We also manage institutional accounts for corporations, multi-employer retirement funds and foundations, endowments, special purpose funds and other types of institutions. Our earnings are primarily driven by asset-based investment management fees charged on these various products. These fees are based on a percentage of assets under management and are calculated using either daily or weekly average assets or assets at the end of the quarter.

Assets under management are an important driver of our financial performance. The majority of our revenues consist of fees based on the value of the assets we manage. Our pro forma assets under management, excluding PNX’s general account and Goodwin-managed third-party assets, as of September 30, 2008 totaled $27.0 billion. The mix of assets under management is diversified across products, both retail and institutional accounts, and by asset class. As of September 30, 2008, 50% of our pro forma assets by product were in open-end funds, 16% were in closed-end funds, 14% were in separately managed accounts and 20% were in institutional assets. As of September 30, 2008, 44% of our assets by investment category were in equity assets, 41% were in fixed income assets and 15% were in money market assets. We believe that this diversification provides us with the opportunity to address a wide range of investor needs and to offer products and services suited for various market environments.

Our Strengths

We believe the following business strengths position us to capitalize on the opportunities presented by the market for asset management products and services:

•

We offer our clients investment capabilities across a broad range of products. Our roster of affiliated managers and unaffiliated sub-advisors is comprised of investment management teams with expertise across a spectrum of investment capabilities. We have capabilities in traditional categories such as core, value and international equity, fixed income and money market, as well as specialized categories such as REITs and utilities. As of September 30, 2008, 61%, 69% and 63% of our third-party assets under management were in the top third of relative peer groups on a one, three and five year basis, respectively. See “Business—Our Performance” for additional information.

•

We offer products in multiple styles and multiple disciplines. Unlike many competitors of a similar size, our product set is highly diversified by manager, style and discipline. Our products are managed by a number of different managers, both affiliated and unaffiliated. We have multiple offerings by asset category (equity, fixed income, money market and alternative), in all market-caps (large, mid and small), in different styles (growth, blend and value) and with various investment approaches (fundamental, quantitative, thematic). By offering a broad array of products, we believe we can appeal to a greater number of investors and be less exposed to changes in market cycles and investor preferences. This provides the opportunity to participate in growth opportunities across different market cycles.

•

We distribute through multiple channels, with particular strength in retail distribution. We operate in both the institutional and retail markets. In retail markets, we have a broad presence in the national, regional and independent broker-dealer firms that are the major distributors of mutual funds and separately managed accounts to retail customers. In many of these firms, we have a number of products that are on the firms’ preferred “recommended” lists and on fee-based advisory programs. In 2007, our gross sales of retail mutual funds were $3.4 billion.

•

We provide an attractive environment for investment teams. Our affiliated managers maintain their own identity and participate in the earnings they generate through compensation arrangements. They are supported by shared distribution and administrative services, allowing them to focus their time and attention on managing client assets. We believe we provide an attractive environment for investment management professionals, which allows us to retain talent and attract new high-performing managers, teams and firms.

•

We have a strong and active product management and development capability. We have developed an active product management capability to allow for the continuous improvement of our product line. In our retail business, from 2005 through 2007 we completed 57 fund actions, comprised of launching or adopting new funds, changing sub-advisors and merging or liquidating funds. In addition, we have developed a number of new products that leverage our existing capabilities, through product line extensions such as our alternative fund of funds, Diversifier, and a new international REIT offering, or by identifying and acquiring new capabilities, such as our partnership with Vontobel Asset Management, the sub-advisor to our $1.1 billion Foreign Opportunities Fund.

Our Strategy

We believe we can enhance stockholder value by building upon our strengths and effectively executing the following strategies:

•

Maintain, extend and improve our offerings of high quality investment management capabilities. Our goal is to provide the highest quality products possible to our clients. In product categories where we do not have the capability from our affiliated managers, we partner with unaffiliated sub-advisors, selecting managers whose strategies are not typically available to retail mutual fund customers. We manage our product offerings in the same fashion that our distribution partners balance and manage their clientele’s portfolios, seeking to maximize returns while minimizing risks via a diversified, balanced suite of offerings with a long-term horizon.

•

Leverage our internal capabilities to develop new products. We intend to leverage our affiliated portfolio management capabilities by offering those capabilities in other product forms and extending them into new strategies. For example, our domestic REIT strategy was first developed for a closed-end fund, and was then introduced as an open-end fund, made available as an institutional account and within a variable annuity product. We then extended that domestic strategy into an international REIT offering in October 2007. We intend to seek to take similar steps with other investment capabilities. We also intend to continue to develop and introduce new offerings to meet the evolving needs of investors and to identify strong performing additional products that can be added to our line-up.

•

Build upon our current distribution access to generate higher levels of sales. We intend to selectively expand our distribution resources, including sales and relationship personnel. In the retail business, our wholesaling force is smaller than those of many of our competitors. We believe we can build upon the growth we have seen in the retail market by expanding these resources. In addition, through our intermediaries, we currently do business with a large number of producers that employ only one or two of our products. Our strategy is to focus on these producers in order to become one of their preferred mutual fund families. We believe this can be accomplished through appropriate incentives, focused activities and targeted marketing efforts. We also intend to expand into specific growth areas where we have a smaller presence, such as the RIA channel. This channel is one of the fastest growing components of the advisory industry.

•

Develop and attract additional high-caliber investment professionals. We believe we can attract high-caliber investment management professionals based on the relative attractiveness of our business model, which allows each affiliated manager to maintain its identity and participate in the earnings it generates. We intend to employ a variety of approaches to grow in this manner, including the expansion of existing teams and direct hiring of new teams. Similarly, we believe the structure of our business is attractive to sub-advisors looking for distribution and other support.

•

Enhance our shared administrative and distribution services and achieve greater economies of scale. We intend to continue to enhance our shared services to allow for even greater efficiencies and economies of scale. The spin-off provides several opportunities to enhance the scope of the shared services we provide to our affiliated managers. Specifically, we will now have control over the costs related to all forms of shared services and the ability to deploy expenditures to best serve a stand-alone asset management business. We believe the spin-off will provide additional savings related to costs shared with PNX, primarily facilities and administrative support.

Our Repositioning of the Business

During the period from 2002 through 2007, we undertook a number of critical actions to reposition our business for long-term growth and improved profitability. Through these actions, we focused on our operating structure, product mix, distribution strategy and operating expense base:

•

We streamlined our operating structure from being a collection of majority-owned and wholly owned affiliated firms into a single business of affiliated managers with common distribution and support operations.

•	We took actions to restructure our product portfolio with a focus on improved investment performance, focusing on mutual fund products as the initial stage of product repositioning.

•	We repositioned our distribution strategy to provide greater balance by distribution partner and with an increased focus on retail mutual fund distribution.

•	We took actions to significantly reduce our operating expenses.

Streamlined Operating Structure

We converted our operating structure from a collection of majority-owned and wholly owned affiliated firms into a single business that is comprised of individual affiliated managers, each with its own brand and identity, but supported by shared distribution and support services. To better align the interests between the affiliated managers and the overall company, this strategy required the buy-in of outstanding minority interests and facilitated the establishment of our shared services.

Restructured Product Portfolio

We introduced a new product strategy designed to address issues of product underperformance and a lack of breadth in our product line. Historically, a significant portion of our assets under management were concentrated in large-cap growth equity mandates offered in separately managed accounts and institutional accounts. As the equity markets fell dramatically from 2001 to 2003, we experienced material asset outflows. From 2002 to 2007, we experienced a net decrease in assets of $14.8 billion associated with these particular strategies.

In order to improve the overall quality of our fund products, we executed a strategy to rebuild our mutual fund product line-up. From 2005 to 2007, we completed 22 mutual fund mergers or liquidations. Simultaneously, we adopted or launched 35 new funds to fill gaps in product offerings, add diversification to our product set or replace underperforming strategies. The actions are summarized below:

Action	2005	2006	2007	Total
New Funds	11	2	1	14
Fund Adoptions	2	19	0	21
Mergers	1	6	5	12
Liquidations	1	7	2	10

Total	15	34	8	57

The successful execution of our strategy is demonstrated in the recent performance of our products. The following table illustrates how our assets under management in funds achieving a rating of 3, 4 or 5 stars from Morningstar, Inc. have increased.

	As of December 31,			As of September 30,
% of Assets Under Management	2005	2006	2007	2008
3 – 5-star funds	39%	53%	75%	82%
1 & 2-star funds	61%	47%	25%	18%

Note: Includes only assets for funds with at least one class rated by Morningstar, Inc. (“Morningstar”) and includes assets for the largest class for each fund. These assets do not include assets under management for money market funds. Morningstar is a provider of investment research in the United States and in major international markets. The Morningstar rating for funds is Morningstar’s measure of a fund’s risk-adjusted return, relative to other funds in the category. Funds are rated from one to five stars, with the best performers receiving five stars and the worst performers receiving a single star. We neither endorse nor adopt the methodology used, or the rating determinations made, by Morningstar.

Repositioned Distribution Strategy

To support our product restructuring, we repositioned our retail distribution strategy from its historical focus on separately managed accounts to an approach which emphasizes mutual funds. We refocused our wholesalers, which is our primary sales force, on selling a balance of mutual funds and separately managed accounts, and added dedicated managed account specialists. We also employed a multi-year effort to expand the number of producers, including third-party financial planners and advisors, doing business with our wholesalers. From January 2005 through November 2006, we added over 10,000 new producers with an average gross sale of approximately $225,000. These changes, in combination with the product strategy changes, have had a significant positive impact on our open-end mutual fund sales as illustrated in the chart below:

OPEN-END MUTUAL FUND SALES

Note: Chart excludes money market fund sales.

(1)	Compound Annual Growth Rate

A second critical step in our distribution initiative was to implement changes in our strategy to gather institutional assets. In late 2006, we made personnel changes and adopted the strategy of coordinated distribution utilizing shared distribution resources in conjunction with specialists from each affiliated manager.

Reduced Operating Expenses

During the period 2003 to 2006, we took significant actions to appropriately size our cost structure and implement shared services. Our total headcount decreased from 700 to approximately 400. Movement to shared services helped reduce employment expenses by approximately $15.5 million, or 14%, from 2005 to 2007.

Generally speaking, we believe that in the asset management business an increase in assets under management to certain levels does not necessarily result in additional material fixed costs. Accordingly, we believe that we have an opportunity to expand our profit margins by increasing assets under management and associated revenues while continuing to apply disciplined expense management.

Impact of Repositioning on Cash Operating Income

While investment management fees declined from 2003 to 2007 by 25.6%, we have significantly grown cash operating income over this repositioning period. Retail investment advisory, administrative and transfer agent fees grew from $83.3 million in 2003 to $110.0 million in 2007. During this period, our cash operating income increased from $13.8 million in 2003 to $35.7 million in 2007.

Our Investment Products

Our assets under management are comprised of mutual fund assets (open- and closed-end), separately managed accounts (intermediary sponsored and private client) and institutional accounts (traditional institutional mandates and structured products).

Third-Party Assets Under Management By Product as of September 30, 2008

($ in billions)

Retail Products				Institutional Products
Mutual fund assets:		Separately managed accounts:		Institutional accounts	$5.9

Open-end funds	$13.3	Intermediary sponsored	$2.0	Structured products	1.3
Closed-end funds	4.4	Private client accounts	1.8
Total mutual fund assets	$17.7	Total managed account assets	$3.8	Total institutional assets	$7.2

Total Third-Party Assets Under Management					$28.7

Open-End Mutual Funds

As of September 30, 2008, we managed over 50 open-end funds, across a variety of equity and fixed income styles, including money market, asset allocation fund-of-funds and alternative investments, with total assets of $13.3 billion. As of September 30, 2008, approximately 43% of our mutual fund assets were managed by our affiliated teams.

Our equity fund offerings encompass a number of market caps and investment styles, including large-, mid- and small-cap funds offered in value, core and growth styles, and including dividend income, international, global and emerging market and sector-specific funds. Our equity funds represented $5.1 billion of the assets under management at September 30, 2008. Our fixed income fund offerings cover a broad range of fixed income asset classes, including core, multi-sector, tax-exempt and high yield. These fixed income funds represented $3.8 billion of our assets under management at June 30, 2008.

We offer a variety of money market funds, including individual funds focused on corporate, tax-exempt and government securities. Our money market funds comprised $4.4 billion in assets under management at September 30, 2008. Our fund family also includes a number of asset allocation fund-of-funds, including a set of target risk funds and one that invests primarily in alternative investments.

Our family of open-end mutual funds is comprised of the following:

Open-End Funds as of September 30, 2008

Fund Type/Name	Assets	Advisory Fee(1)		Annualized Return(2)
	($ in millions)			3 YR	5 YR
Alternative
Virtus Alternatives Diversifier Fund(4)	$131.6	0.10		n/a	n/a
Virtus Global Infrastructure Fund	77.6	0.65%-0.55	%(3)	5.40%	n/a
Virtus International Real Estate Securities Fund	54.8	1.00-0.90	(3)	n/a	n/a
Virtus Market Neutral Fund	139.7	1.50		-5.10	-2.25%
Virtus Real Estate Securities Fund	1,082.2	0.75-0.65	(3)	6.94	14.61
Balanced
Virtus Balanced Fund	754.2	0.55-0.45	(3)	1.53	3.86
Virtus Income & Growth Fund	221.4	0.70-0.60	(3)	0.98	3.68
Virtus Allocation Balanced Fund	65.5	0.50		0.64	5.73
Equity
Virtus All-Cap Growth Fund	68.2	0.90-0.70	(3)	-4.21	1.60
Virtus Capital Growth Fund	315.3	0.70-0.60	(3)	-4.54	-0.48
Virtus Growth & Income Fund	204.9	0.75-0.65	(3)	0.70	5.47
Virtus Growth Opportunities Fund	34.0	0.75-0.65	(3)	-1.86	3.38
Virtus Core Equity Fund	108.8	0.70		0.14	6.45
Virtus Index Fund	36.7	0.20		0.53	5.22
Virtus Disciplined Small-Cap Growth Fund	20.8	0.75		-4.60	3.88
Virtus Disciplined Small-Cap Opportunity Fund	105.4	0.75		-5.46	4.00
Virtus Disciplined Small-Cap Value Fund	88.5	0.70		-2.10	8.90
Virtus Value Equity Fund	225.2	0.70		1.65	9.15
Virtus Mid-Cap Growth Fund	93.9	0.80-0.70	(3)	-6.63	-0.28
Virtus Mid-Cap Value Fund	546.5	0.75		2.79	10.78
Virtus Quality Small-Cap Fund	76.0	0.90-0.80	(3)	n/a	n/a
Virtus Small-Cap Growth Fund	86.4	1.00-0.80	(3)	-5.36	1.26
Virtus Small-Cap Sustainable Growth Fund	17.3	0.90-0.80	(3)	n/a	n/a
Virtus Small-Cap Value Fund	97.0	0.90-0.80	(3)	-5.69	4.41
Virtus Small-Mid Cap Fund	51.1	0.85		-0.50	4.41
Virtus Strategic Growth Fund	118.0	0.70-0.60	(3)	-3.90	-0.35
Virtus Value Opportunities Fund	71.5	0.75-0.65	(3)	-1.75	n/a
Fixed Income
Virtus Bond Fund	174.5	0.50		2.65	2.98
Virtus CA Tax-Exempt Bond Fund	62.1	0.45-0.35	(3)	1.28	2.08
Virtus Core Bond Fund	58.0	0.45-0.35	(3)	2.20	2.15

Fund Type/Name	Assets	Advisory Fee(1)		Annualized Return(2)
	($ in millions)			3 YR	5 YR
Virtus High Yield Fund	95.8	0.65-0.55	(3)	-0.27	2.56
Virtus High Yield Income Fund	48.1	0.45		-0.16	2.96
Virtus Intermediate Government Bond Fund	29.8	0.45		5.12	3.96
Virtus Intermediate Tax-Exempt Bond Fund	142.2	0.45		1.08	1.77
Virtus Short/Intermediate Bond Fund	158.9	0.55		2.21	2.15
Virtus Tax-Exempt Bond Fund	115.2	0.45		0.97	1.91
Virtus Institutional Bond Fund	78.1	0.45-0.40	(3)	1.89	2.85
Virtus Multi-Sector Fixed Income Fund	117.2	0.55-0.45	(3)	0.37	3.01
Virtus Multi-Sector Short Term Bond Fund	1,691.2	0.55-0.45	(3)	1.10	2.21
Virtus Senior Floating Rate Fund	14.9	0.60-0.50	(3)	n/a	n/a
Fund of Funds(4)
Virtus Wealth Accumulator Fund	n/a	0.10		-0.35	n/a
Virtus Wealth Builder Fund	n/a	0.10		0.36	4.17
Virtus Wealth Guardian Fund	n/a	0.10		0.49	3.61
International/Global
Virtus Foreign Opportunities Fund	1,113.0	0.85		4.93	13.14
Virtus Emerging Markets Opportunities Fund	104.2	1.00		9.33	17.20
Virtus Worldwide Strategies Fund	76.6	0.85-0.75	(3)	-0.84	6.09
Money Market Funds
Virtus Insight Government Money Market Fund	576.3	0.14-0.10	(3)	4.29	3.27
Virtus Insight Money Market Fund	2,460.8	0.14-0.10	(3)	4.53	3.45
Virtus Insight Tax-Exempt Money Market Fund	1,267.5	0.14-0.10	(3)	3.11	2.41
Virtus Money Market Fund	85.5	0.40-0.30	(3)	3.80	2.76

Total Open-End Funds	$13,362.4

(1)	Percentage of average daily net assets of each fund.

(2)	Annualized return reflects performance of the largest share class as measured by net assets.

(3)	These funds have breakpoints at which advisory fees decrease as assets in the funds increase.

(4)	These funds invest in other Phoenix open-end mutual funds. The related assets are reflected in the balances of the respective funds.

Fund past performance is not necessarily an indication of how the Fund will perform in the future.

Closed-End Mutual Funds

We manage the assets of five closed-end funds as of September 30, 2008, each of which is traded on the New York Stock Exchange. Closed-end funds do not continually offer to sell and redeem their shares, rather, daily liquidity is provided by the ability to trade the shares of these funds at prices that may be above or below the shares’ net asset value. This distinguishing feature provides for a more stable source of investment management fees. Our closed-end products encompass utility and tactical asset allocation strategies provided by two of our affiliated managers. Our closed-end fund assets under management totaled $4.4 billion as of September 30, 2008.

Our family of closed-end mutual funds is comprised of the following:

Closed-End Funds as of September 30, 2008

Fund Type/Name	Assets	Advisory Fee(1)		Annualized Return
	($ in millions)			3 YR	5 YR
Balanced
Zweig Total Return	$496.2	0.70%		3.80%	4.49%
DNP Select Income Fund Inc.	2,805.0	0.60-0.50	(2)(3)	3.21	10.00
Equity
Zweig Fund	402.7	0.85		3.09	6.03
Fixed
DTF Tax-Free Income Inc.	188.7	0.50		-0.33	1.34
Duff & Phelps Utility and Corporate Bond Trust Inc.	476.2	0.50		1.61	2.28

Total Closed-End Funds	$4,368.8

(1)	Percentage of average net assets of each fund.

(2)	Percentage of average weekly net assets. This fund has breakpoints at which advisory fees decrease as assets in the fund increase.

(3)	Percentage of average weekly managed assets.

Fund past performance is not necessarily an indication of how the Fund will perform in the future.

Separately Managed Accounts

Intermediary sponsored programs are individual portfolios comprised primarily of investments that offer investors the opportunity for a greater degree of customization than packaged products. These programs enable the sponsor’s client to select managed account offerings for which the client pays an asset-based fee paid to the broker-dealer who, in turn, pays a management fee to us. We also offer private client services to high-net-worth individuals through several of our affiliated managers. Private clients of our affiliated investment firms are able to access a variety of investment strategies while benefiting from customized investment advisory services. Intermediary sponsored programs and private client account assets totaled $3.8 billion at September 30, 2008.

Institutional Accounts

We offer a variety of equity, fixed income and real estate investment trust strategies to institutional clients, including corporations, multi-employer retirement funds and foundations, as well as endowments and special purpose funds. Our institutional assets under management totaled $5.0 billion as of September 30, 2008. We also provide investment management services to certain funds available to purchasers of variable life and variable annuity products. As of September 30, 2008, we managed $0.9 billion of these assets. Additionally, we managed structured finance products with total assets of $1.3 billion at September 30, 2008.

As of September 30, 2008 we managed $1.3 billion of structured finance products. These products relate to investment management services we provide through a number of collateralized debt obligations (“CDOs”) and collateralized loan obligations (“CLOs”). We earn investment management fees for managing the collateral of the CDOs and CLOs. In 2007 we suspended new activities in these products. Due to the continued market turbulence and instability in the current credit and capital market environment we are no longer actively in this business other than to manage the remaining products until they mature or are redeemed.

Significant Product Introductions

In October 2004, we adopted the Mid-Cap Value Fund with $17 million in assets. The fund grew to $1 billion in 2007 before it was partially closed to new investors and had $546 million at September 30, 2008. In June 2005, we adopted the Foreign Opportunities Fund and grew this fund from $86 million at the time of adoption to $1.1 billion at September 30, 2008.

In November 2005, we introduced our “alternative” investment fund-of-funds, the Diversifier, as an addition to our asset allocation fund-of-funds options. The Diversifier offers investors the opportunity to hold interests in a number of our alternative “non-correlated” investment options, such as REITs, global utilities and market neutral strategies, as well as several specialized ETFs. We have grown this fund to $405 million at September 30, 2008, despite not yet having a three-year track record.

In May 2006, we acquired the Harris Insight Funds, adding 18 funds to our existing mutual fund product line, including a diverse mix of equity, international, fixed income and money market funds. As of September 30, 2008, the Harris relationship represented $5.4 billion in assets under management, including $4.3 billion of money market funds.

Our Asset Managers

Our asset management services are provided by our affiliated managers as well as by unaffiliated external sub-advisors through sub-advisory agreements. These managers, which are registered investment advisors under the Investment Advisers Act, manage our mutual funds and closed-end funds, and provide investment management services for institutional and individual managed accounts. We provide our managers with consolidated distribution and administrative support, thereby allowing each affiliate to focus on asset management. We monitor the quality of the managers’ products by assessing their performance, style consistency and the discipline with which they apply their investment process.

Our affiliated firms manage investments in both retail and institutional products. In our retail mutual funds, we complement our affiliates’ skills with those of unaffiliated boutique sub-advisors who offer strategies which we believe would also appeal to investors. Our affiliated firms participate in the earnings they generate through compensation arrangements which include incentive bonus pools based on their affiliate’s profits and, in some cases, on the specific performance of each fund or account they manage. Our affiliated firms and sub-advisors, and their respective styles, products and assets under management, are as follows:

Affiliated Managers
	Duff & Phelps Investment Management	SCM Advisors	Kayne Anderson Rudnick Investment Management	Oakhurst Asset Managers	Zweig Advisors	Engemann Asset Management
Affiliated Manager Assets Under Management at September 30, 2008 ($ in billions)	$6.7	$3.3	$4.1	$1.2	$1.0	$0.2

Location	Chicago, IL	San Francisco, CA	Los Angeles, CA	Scotts Valley, CA	New York, NY	Pasadena, CA

Investment Style
Equities	• Fundamental • REITs • Utilities	• Fundamental • Large, Mid, Small, Micro and All Cap Growth	• Fundamental • Quality at a Reasonable Price • Small Cap Core, Growth & Value • Mid Cap Core	• Quantitative • Large Cap Value • Large Cap Core	• Fundamental • Small Cap Value • Tactical Asset Allocation	• Fundamental • Small Cap Growth

Fixed Income	• Tax Advantaged	• Core, Core Plus • High Quality High Yield	• CA Muni		• Tactical Asset Allocation

Products
Open-End Funds	✓	✓	✓	✓	✓	✓

Closed-End Funds	✓				✓

Separately Managed Accounts —Intermediary		✓	✓			✓

Separately Managed Accounts— Private Client		✓	✓			✓

Institutional	✓	✓	✓	✓		✓

Mutual Fund Sub-Advisory Relationships
	Harris Investment Management	Goodwin Capital Advisers	Vontobel Asset Management	SASCO Capital	Other
Company Assets Under Management at September 30, 2008 ($ in billions)	$5.8	$2.6*	$1.2	$0.5	$0.4

Location / Date of Affiliation	Chicago, IL / 2006	Hartford, CT / N.A.	New York, NY / 2005	Fairfield, CT / 2004	Various

Investment Style
Equities	• Quantitative • Core, Growth & Value • Large, Mid & Small Cap		• Fundamental • International	• Fundamental • Contrarian Mid Cap Value	• Quantitative & Fundamental • Large-Mid Cap Growth • Market Neutral • International

Fixed Income	• Money Market • Muni • Government • Investment Grade	• Multi-Sector Approach • Core & Core Plus • Short, Intermediate and Long-Duration • Money Market • CA Muni

*	Represents pro forma assets under management, which exclude the general account and certain other mandates which will not be part of the Company following the spin-off.

Our Performance

As a result of our repositioning, our performance profile has significantly improved in the past four years.

PERCENTAGE OF THIRD-PARTY ASSETS UNDER MANAGEMENT

IN TOP ONE-THIRD OF PEER GROUP

Note: This chart includes assets under management for all lines of business for which peer group rankings are available from Lipper, Inc. for our retail products and from PSN/Informa Solutions, Inc. for our institutional products. Lipper, Inc. is an organization that ranks the performance of mutual funds. Funds are ranked within a universe of funds similar in portfolio characteristics and capitalization. PSN/Informa Investment Solutions, Inc. is a supplier of investment manager database reporting and research tools, including performance measurement and universe comparison. We neither endorse nor adopt the methodology used, or the rating determinations made, by Lipper, Inc. and PSN/Informa Investment Solutions, Inc.

Our Investment Advisory, Administration and Transfer Agent Fees

We provide investment management services to funds and accounts pursuant to investment management agreements. With respect to mutual funds and closed-end funds, we receive fees based on each fund’s average daily or weekly net assets. With respect to separately managed and institutional accounts, we generally receive fees, on a quarterly basis, based on the value of the assets managed on a particular date, such as the end of a quarter.

Pursuant to sub-advisory agreements, our unaffiliated firms provide sub-advisory services to our mutual funds and are responsible for the day-to-day investment activities of the majority of those funds.

	Net Investment Advisory, Administration and Transfer Agent Fees Years Ended December 31,
	2007	2006	2005
($ in millions)
Investment advisory fees
Open-end funds	$58.7	$52.7	$47.8
Closed-end funds	26.2	23.5	23.3
Separately managed accounts	29.5	35.7	52.4
Institutional products	22.5	30.9	44.4

Total investment advisory fees	136.9	142.8	167.9
Administration fees – funds	15.0	12.2	9.3
Transfer agent fees – funds	6.3	5.5	4.8

Total	$158.2	$160.5	$182.0

Our advisory fee schedules for mutual funds currently provide for maximum annual fees ranging from 0.10% to 1.50% of average assets under management, depending on the type of fund. Maximum fees in the case of the closed-end funds currently range from 0.50% to 0.85% of total net assets. For separately managed accounts, fees are negotiated and are based primarily on asset size, portfolio complexity and individual needs. For separately managed accounts, fees can range from 0.35% to 1.00% for equity and 0.25% to 0.50% for fixed income strategies.

We pay each of our sub-advisors a portfolio advisory fee for their services. The sub-advisory fees are based on the percentage of the aggregate amount of average daily net assets in the funds they sub-advise. Most fee schedules provide for rate declines as asset levels increase to certain thresholds.

We also receive fees from the open-end funds and certain of the closed-end funds for acting as administrator for such funds. Under these arrangements, PEPCO provides administrative services, such as recordkeeping and preparing and filing documents required to comply with federal and state securities laws. Additionally, we receive fees from the open-end funds for serving as transfer and dividend disbursing agent, which means that PEPCO is responsible for handling orders for shares of our mutual funds.

Our Retail Mutual Fund Investment Management Agreements

Each of our mutual funds has entered into an investment management agreement with a Company advisory subsidiary (each, an “Adviser”). Although specific terms of agreements vary, the basic terms are similar. Pursuant to the agreements, the Adviser provides overall management services to each fund, subject to supervision by the fund’s board of directors. The investment management agreements are approved initially by fund shareholders and must be approved annually by each fund’s board of directors, including a majority of the directors who are not “interested persons” of the Adviser. Agreements may be terminated by either party upon 60 days’ written notice, and may terminate automatically in certain situations, for example, a “change in control” of the Adviser.

Each fund bears all expenses associated with its operations, including the costs associated with the issuance and redemption of securities, where applicable. The funds do not bear compensation expenses of directors or officers of the fund who are employed by the Company or its subsidiaries. In some cases, to the extent certain enumerated expenses exceed a specified percentage of a fund’s or a portfolio’s average net assets for a given year, the Adviser may absorb such excess through a reduction in the management fee and, if necessary, pay such expenses so that the year-to-date net expense will not exceed the specified percentage.

Our Distribution

Our principal retail marketing strategy is to distribute funds and separately managed accounts through financial intermediaries to individuals. We have a broad reach in this marketplace, with distribution partners that include national and regional broker-dealers, independent broker-dealers and independent financial advisory firms. We support these distribution partners with a team of regional sales professionals (“wholesalers”), a national account relationship group and separate teams for the retirement market and the registered investment advisory market. Our sales and marketing professionals serve as a resource to financial advisors seeking to help clients address wealth management issues and support the marketing of our products and services tailored to this marketplace. Over 18,000 financial advisors placed mutual fund trades with us in 2007.

We also commit significant resources to serving high-net-worth clients who access investment advice outside of traditional retail broker-dealer channels. Specialized teams at our affiliates develop relationships in this market and deal directly with these clients.

Our institutional distribution strategy combines both a coordinated and partner-centric model. Our product specialists, who are part of the portfolio management teams at our affiliated managers, team with sales generalists and consultant relationship personnel, representing all of our investment strategies. Through relationships with consultants, they target key market segments, including foundations and endowments, corporate, public and Taft-Hartley pension plans.

Our Broker-Dealer Services

Phoenix Equity Planning Corporation, or PEPCO, a broker-dealer registered under the Exchange Act, serves as principal underwriter and national wholesale distributor of open-end mutual funds and managed accounts. PEPCO also provides a wide range of investment management support services, including fund administration and transfer agent services. Mutual fund shares are distributed by PEPCO under sales agreements with unaffiliated national and regional broker-dealers and financial institutions. PEPCO also markets advisory services of affiliated asset managers to sponsors of managed account programs.

Our Administrative Services

PEPCO also acts as administrative agent of each trust, which means that PEPCO is responsible for managing the business affairs of our mutual funds subject to the oversight of the funds’ trustees. Administrative services include recordkeeping, preparing and filing documents required to comply with Federal and state securities laws, legal administration and compliance services, supervising the activities of various of the funds’ other service providers and providing assistance in connection with the funds’ shareholder meetings, as well as providing office space and facilities, equipment and personnel that may be necessary for managing and administering the business affairs of the funds.

Our Transfer Agent Services

PEPCO also acts as transfer and dividend disbursing agent of each trust, which means that PEPCO is responsible for handling orders for shares of our mutual funds. Transfer agent services include receiving and processing orders for purchases, exchanges and redemptions of fund shares; conveying payments; maintaining shareholder accounts; preparing shareholder meeting lists; mailing, receiving and tabulating proxies; mailing shareholder reports and prospectuses; withholding taxes on shareholder accounts; preparing and filing required forms for dividends and distributions; preparing and mailing confirmation forms, statements of account and activity statements; and providing shareholder account information.

Our Competition

We face significant competition from a wide variety of financial institutions, including other asset management companies, as well as from proprietary products offered by our distribution sources such as banks, broker-dealers and financial planning firms. Competition in our businesses is based on several factors including investment performance, access to distribution channels, service to advisors and their clients and fees charged. Our competitors, which include larger companies, often offer similar products, use similar distribution sources, offer less expensive products, have greater access to key distribution channels and have greater resources than us.

Our Regulatory Matters

We are subject to regulation by the SEC, FINRA and other federal and state agencies and self-regulatory organizations. Each advisor, including unaffiliated sub-advisors, is registered with the SEC under the Investment Advisers Act. Each closed-end fund, open-end fund and defined portfolio is registered with the SEC under the Investment Company Act. Each broker-dealer is registered with the SEC under the Securities Exchange Act and is a member of FINRA.

The financial services industry is one of the most highly regulated in the United States, and failure to comply with related laws and regulations can result in the revocation of registrations, the imposition of censures or fines, and the suspension or expulsion of a firm and/or its employees from the business.

All of our funds currently available for sale are qualified in all 50 states, Washington, DC, Puerto Rico, and the U.S. Virgin Islands. Most aspects of our investment management business, including the business of the sub-advisors, are subject to various federal and state laws and regulations. These laws and regulations are primarily intended to benefit the investment product shareholder and generally grant supervisory agencies and bodies broad administrative powers, including the power to limit or restrict us and any sub-advisor from carrying on its investment management business in the event that it fails to comply with such laws and regulations. In such an event, the possible sanctions, which may be imposed, include the suspension of individual employees, limitations on our engaging in the investment management business for specified periods of time, the revocation of the advisors’ registrations as investment advisors or other censures and fines.

Our officers, directors, and employees may, from time to time, own securities that are also held by one or more of our funds. Our internal policies with respect to personal investments are established pursuant to the provisions of the Investment Company Act and/or the Investment Advisers Act. Employees, officers, and directors who, in the function of their responsibilities, meet the requirements of the Investment Company Act or Investment Advisers Act, or of FINRA regulations, must disclose personal securities holdings and trading activity. Those employees, officers and directors with investment discretion and access to investment decisions are subject to additional restrictions with respect to the pre-clearance of the purchase or sale of securities over which they have investment discretion or beneficial interest. Other restrictions are imposed upon access persons with respect to personal transactions in securities held, recently sold or contemplated for purchase by the Company’s open-end and closed-end funds. All access persons are required to report holdings and transactions, on an annual and quarterly basis pursuant to the provisions of the Investment Company Act and Investment Advisers Act. In addition, certain transactions are restricted so as to seek to avoid the possibility of improper use of information relating to the management of client accounts.

Our Employees

As of September 30, 2008, we had approximately 345 full time equivalent employees. None of our employees is a union member. We consider our relations with our employees to be good.

Our Properties and Facilities

Our principal offices are currently located at 56 Prospect Street, Hartford, Connecticut 06102. We will lease office space from PNX at our current location for our principal offices for a transitionary period. We will be relocating our principal offices to 100 Pearl St. 9th Floor, Hartford, Connecticut 06103. In addition, our wholly owned asset management firms lease office space in Illinois, California and New York, which will remain unchanged following the spin-off.

Our Legal Proceedings

We are regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. In addition, various regulatory bodies regularly make inquiries of us and, from time to time, conduct examinations or investigations concerning our compliance with, among other things, securities laws, laws governing the activities of broker-dealers and other laws and regulations affecting our products. It is not feasible to predict or determine the ultimate outcome of all legal or regulatory proceedings or to provide reasonable ranges of potential losses. We believe that the outcomes of our litigation and regulatory matters are not likely, either individually or in the aggregate, to have a material adverse effect on our consolidated financial condition. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation and regulatory matters, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operations or cash flows in particular quarterly or annual periods. See “Risk Factors,” Note 10 to our audited consolidated financial statements (December 31, 2007, 2006 and 2005) and Note 4 to our unaudited consolidated financial statements (September 30, 2008 and 2007) in this information statement for additional information.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding individuals who are expected to serve as our directors and executive officers following the spin-off, including their anticipated positions with the Company following the spin-off.

We have identified those individuals who, in addition to Mr. Aylward, we expect to be members of our Board. We selected our director nominees with the assistance of an external director search firm and in consultation with PNX while we are a wholly owned subsidiary of PNX. The nominees will be presented to our sole stockholder, PNX, for election effective as of the distribution date. Our new directors will be elected for terms of up to 3 years, as described in more detail under “—Board of Directors” below.

Name	Age	Positions
Mark C. Treanor	61	Director and Non-Executive Chairman
James R. Baio	54	Director
Susan F. Cabrera	38	Director
Diane M. Coffey	66	Director
Timothy A. Holt	55	Director
Edward M. Swan, Jr.	67	Director
George R. Aylward, Jr.	44	President, Chief Executive Officer and Director
Michael A. Angerthal	41	Chief Financial Officer
Nancy G. Curtiss	55	Head of Operations
J. Steven Neamtz	49	Head of Retail Distribution
Francis G. Waltman	46	Head of Product Development

Directors

Information about each person who will serve as a director of the Company effective as of the distribution date is set forth below.

Mr. Treanor served as Senior Executive Vice President, General Counsel and Secretary of Wachovia Corporation from 2001 to August 2008 with responsibilities for legal, regulatory, corporate governance and government relations activities for all domestic and international businesses, including Evergreen Investments, Wachovia’s asset management division which provides mutual funds, institutional portfolios, alternative investments and separately managed accounts to institutional and individual investors, and was a member of Wachovia’s Operating Committee which was responsible for overall management of the Corporation. Previously, from 1999 until 2001, he held similar responsibilities as Executive Vice President, General Counsel and Secretary of First Union Corporation, Wachovia’s predecessor which he joined in 1998 after serving as President and Senior Partner of the law firm Treanor, Pope & Hughes, which he founded.

Mr. Baio was Chief Financial Officer and Executive Vice President of Capmark Financial Group, Inc., a private equity portfolio company engaged in global real estate finance, from 2006 until his retirement in 2007. Prior to that, from 1989 to 2006, he held various positions at Franklin Resources, Inc., a global investment management organization known as Franklin Templeton Investments. He served as Chief Financial Officer, Treasurer and Executive Vice President, Chief Administrative Officer, Senior Vice President and Treasurer, Templeton Mutual Funds and Mutual Series Mutual Funds and Senior Vice President and Risk Manager. Prior to that, he was Senior Manager, Audit and Tax at Ernst & Young from 1977 to 1989.

Ms. Cabrera is currently a consultant and executive educator. She began at Capital Z Financial Services as a Principal in 1998, and was promoted to Partner in 2001. It was at Capital Z where she founded the successor fund to Insurance Partners valued at $1.85 billion. Prior to that, she was Vice President at Insurance Partners Advisors, LP, a private equity firm, from 1994 to 2003 and held various positions at Morgan Stanley and Company from 1992 to 1994. Ms. Cabrera has served as a member of the board of directors of Hanover Investors and its affiliated funds since 2006.

Ms. Coffey has been a Managing Director and partner of Peter J. Solomon Company, Ltd., an independent investment banking firm, since 2000. From 1996 to 2000, she served as the firm’s Chief Administrative Officer. From 1990 to 1996, she held various positions with The Dreyfus Corporation. She was Vice President, Corporate Communications, Director of Corporate Communications, Portfolio Manager for the Dreyfus Third Century Fund, Government and Community Affairs and Internal Communications, Portfolio Manager, and assistant to the Chairman.

Mr. Holt held various positions with Aetna, Inc. from 1977 until his retirement in 2008. He was Senior Vice President and Chief Investment Officer from 1997 to 2008, Chief Enterprise Risk Officer from 2005 to 2007, Senior Vice President and Chief Financial Officer of Aetna Retirement Services from 1996 to 1997, Vice President of Portfolio Management Group from 1992 to 1995, Vice President of Aetna Portfolio Management from 1991 to 1992, Vice President - Finance and Treasurer from 1989 to 1991, Vice President of Public Bonds from 1987 to 1989, Property/Casualty Portfolio Manager from 1983 to 1987, Investment Officer from 1981 to 1982 and Investment Officer/Analyst from 1977 to 1981.

Mr. Swan served as President of FIS Group, an asset management firm, from 2002 until his retirement in 2007. Prior to that he taught at Florida A&M’s Graduate School of Business and Industry from 2000 to 2002. He also served as Managing Director of MFS Asset Management from 1997 to 2000, Vice President of UBS Asset Management from 1996 to 1997 and Managing Director of Mitchell Hutchins Asset Management from 1988 to 1996. In addition, he was Senior Vice President of W. R. Lazard & Co. from 1985 to 1988, Senior Vice President of Franklin Management Co. 1984 to 1985, and Analyst at Prudential Insurance Co. 1975 to 1984.

Harris Bankcorp will have the right to designate two additional members of the Board at the time of the spin-off.

Mr. Aylward’s information is presented under “–Executive Officers” below because he will be an employee director.

Executive Officers

Information about each person who will serve as an executive officer of the Company immediately following the spin-off is set forth below. After the spin-off, none of these individuals will continue to be employees of PNX.

Mr. Aylward is President and will be Chief Executive Officer. Mr. Aylward has been Senior Executive Vice President and President, Asset Management, of PNX since February 2007. He has also served as President of the Company since November 6, 2006. Previously, Mr. Aylward served as Senior Vice President, Asset Management of PNX since November 6, 2006. Mr. Aylward also served as Senior Vice President and Chief Operating Officer, Asset Management, of PNX from 2004 through 2006, and as Chief of Staff to Dona D. Young, Chairman, President and Chief Executive Officer of PNX, from 2002 through 2004. Mr. Aylward joined Phoenix in 1996 and served in several senior financial positions in its Asset Management business prior to 2002.

Mr. Angerthal is our Chief Financial Officer. Mr. Angerthal also serves as our principal accounting officer. Mr. Angerthal joined the Company on October 6, 2008. Prior to joining the Company, Mr. Angerthal had been the Chief Financial Officer of CBRE Realty Finance from 2005 to 2008. Prior to that, he held several positions with GE Corporation from 1996 to 2005. From 2002 to 2005, he served as Manager, Financial Planning & Analysis of GE Real Estate; from 1999 to 2002, he served as Staff Analyst, Investor Relations of GE Capital Corp.; and from 1996 to 1999, he served as Director, Finance of NBC. Prior to GE, he was a manager of business assurance in the audit practice of Coopers & Lybrand in New York.

Ms. Curtiss is our Senior Vice President, Operations. She is responsible for operations, mutual fund transfer agency and shareholder servicing, performance and analytics, and institutional product operations in several locations. She also works with key individuals at affiliated managers to provide support, with a particular focus on enterprise-wide operations. She has been associated with Virtus Investment Partners and its predecessor, Phoenix Investment Partners, in various capacities since 1987. She previously served as Treasurer and Chief Financial Officer for Phoenix Investment Partners’ mutual funds and their boards, and managed PNX’s mutual fund accounting and administration. She has 28 years experience in the asset management and financial services business, including financial planning, asset/liability management, performance measurement, internal controls and product development, including 11 years specifically in the mutual funds arena.

Mr. Neamtz is Senior Vice President, Retail Distribution, a title and position he has held at PNX since he joined there in December 2007 to direct the retail distribution efforts for PNX’s family of mutual funds and its separately managed account offerings. Prior to joining PNX, Mr. Neamtz had been Managing Partner of Ridgeline Capital, LLC from 2006 to 2007 with responsibility for business management. Prior to that, he held several positions with AIG SunAmerica, Inc. From 1996 to 2006, he served as Chief Executive Officer and Director of AIG SunAmerica Capital Services, Inc., a subsidiary of AIG SunAmerica that distributes annuities, mutual funds and asset management products, and as Executive Vice President and Director of AIG SunAmerica Asset Management, Inc.

Mr. Waltman is Senior Vice President, Product Development, a title and position he has held at the Company since July 28, 2008. Prior to that, he held several positions at the Company, including Senior Vice President, Product Development and Management from February 2006 to December 2007, Vice President, Product Development and Management from January 2005 to February 2006 Chief Administrative Officer from August 2003 to December 2004 and Second Vice President from October 2002 to August 2003. Mr. Waltman first joined the Company in August 1990. Mr. Waltman currently serves as Senior Vice President for numerous trusts and mutual funds sponsored by the Company.

Board of Directors

Our bylaws will provide that our Board will have a minimum of three members and that the number of members of our Board will be fixed by a majority vote of our Board. Our certificate of incorporation and our bylaws will provide that our Board is divided into three classes. The term of the first class of directors expires at our 2009 annual meeting of stockholders, the term of the second class of directors expires at our 2010 annual meeting of stockholders and the term of the third class of directors expires at our 2011 annual meeting of stockholders. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting of stockholders will be elected for a three year term, one class being elected each year by our stockholders. Our directors may be removed only for cause by a majority vote of stockholders. Any vacancies in our Board caused by removal of a director may be filled at a meeting of stockholders. Any vacancies in our Board caused by death, resignation, removal of a director (that is not filled at a stockholder meeting) or otherwise, or by an increase in the number of directors by a majority of our Board, will be filled by a majority of the directors then in office. A significant majority of our Board will consist of independent, non-management directors who meet the criteria for independence required by the             . Except for Mr. Aylward, we do not expect that any of our Board members will have been or will be an employee of the Company.

Director Independence

A majority of the directors of our Board must meet the criteria for independence established by our Board in accordance with                  rules. Under these rules, a director will not qualify as independent unless our Board affirmatively determines that the director has no material relationship with the Company. Our Governance Committee (described in more detail under “—Governance Committee” below) will recommend, and our Board will adopt, a set of categorical standards (the “Categorical Independence Standards”) to assist our Board in making independence determinations. These Categorical Independence Standards may be found on our web site at www.Virtus.com, in the Investor Relations section, under the heading “Corporate Governance.”

Committees of Our Board

Our Board will establish the following four standing committees to assist it with its responsibilities: Audit, Compensation, Governance and Finance. All members of the Audit, Compensation and Governance Committees will meet the criteria for independence as established by                 , the Sarbanes-Oxley Act of 2002 and related SEC rules and regulations. Each of the Committees is described in greater detail below. The Board will establish written charters for each of the Committees, which will be available on our web site at www.Virtus.com, in the Investor Relations section, under the heading “Corporate Governance.” Following the spin-off, any changes to the charters will be reflected on our web site.

Audit Committee

We expect to designate members of the Audit Committee of our Board (the “Audit Committee”) on or prior to the spin-off. Our Audit Committee will report to our Board and to be responsible for overseeing and monitoring our financial accounting and reporting process, the system of internal control over financial reporting established by management and our audit process. The Board will adopt a written charter for the Audit Committee which will conform to requirements under applicable law, SEC regulations and                      listing standards. The charter will set out the responsibilities, authority and specific duties of the Audit Committee. It will also specify the structure and membership requirements of the committee, as well as the relationship of the Audit Committee to our independent registered public accounting firm, internal auditor and management. Specifically, the charter will require that the Audit Committee be comprised of at least three directors, all of whom must be independent under                      rules, the Sarbanes-Oxley Act of 2002 and related SEC rules and regulations. In addition, each member of the Audit Committee will be financially literate within the meaning of                      listing standards, and at least one member will be an “audit committee financial expert,” as determined by our Board in accordance with SEC rules.

The Audit Committee will oversee our financial reporting process on behalf of our Board. Our management has the primary responsibility for the preparation, presentation and integrity of our financial statements and for our reporting process, including its systems of internal control over financial reporting. PricewaterhouseCoopers LLP (“PwC”) is our independent registered public accounting firm, responsible for auditing our annual financial statements and performing quarterly reviews. In fulfilling its responsibilities, the Audit Committee relies, without independent verification, on the information provided by our management and by PwC.

In fulfilling its oversight responsibilities, the Audit Committee will review and meet and discuss with our management and with PwC, our audited financial statements (the “audited statements”). The Audit Committee will also discuss with PwC the matters required to be discussed by the Statement on Auditing Standards No. 114, The Auditor’s Communication With Those Charged With Governance, as adopted by the Public Company Accounting Oversight Board (the “PCAOB”) in Rule 3200T.

Additionally, the Audit Committee will meet throughout the year with PwC, our chief financial officer and our internal auditor to discuss the results of their examinations and evaluations of our internal control over financial reporting and of the overall quality, not just the acceptability, of our financial reporting process. The meetings with PwC may occur both with and without members of management present. The meetings with the chief financial officer and the internal auditor may occur both with and without other members of management present.

The Audit Committee will receive from PwC the written disclosure and the letter required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees), as adopted by the PCAOB in Rule 3600T and discussed with PwC, its independence from the Company. PwC will confirm in such letter that, in its professional judgment, it is independent of the Company within the meaning of the federal securities laws. The Audit Committee will consider whether provision of the non-audit services rendered by PwC during our most recent fiscal year is compatible with maintaining the independence of such auditors.

Compensation Committee

We expect to designate members of the Compensation Committee of our Board (the “Compensation Committee”) on or prior to the spin-off. Our Compensation Committee will consist of independent members of our Board, and will meet at scheduled times during the year. Its purpose will be to assist our Board in fulfilling its responsibility to maximize long-term return to stockholders by ensuring that directors and employees are compensated according to our compensation philosophies, objectives and policies. The Compensation Committee’s responsibilities will be explicitly set forth within the terms of its charter, and will be reviewed by our Board at least once a year. The charter will set out the responsibilities, authority and specific duties of the Compensation Committee. It will also specify the structure and membership requirements for the Compensation Committee.

Governance Committee

We expect to designate members of the Governance Committee of our Board (the “Governance Committee”) on or prior to the spin-off. Our Governance Committee will be responsible for proposing qualified candidates to our Board. In considering candidates for nomination to our Board, the Governance Committee will seek individuals with strong intellectual ability, breadth of experience, demonstrated professional achievement, diverse backgrounds and the highest integrity. Prospective directors should also be able and willing to devote significant attention to our needs through regular attendance at meetings, preparation for meetings and availability for regular consultation between meetings.

The Governance Committee may also consider particular areas of expertise with respect to a given vacancy either because of needs arising from the retirement of a director or those arising out of changes in our business focus, our industry or the regulatory environment.

The Governance Committee will look to its members and to other directors for recommendations for new directors. It may also retain a search firm and will consider individuals recommended by stockholders. Stockholders should submit their recommendation as outlined under “—Stockholder and Interested Party Communications.” If a vacancy on our Board exists or is anticipated, the Governance Committee will evaluate all proposed nominees in light of the standards above, as well as others deemed relevant. Following its evaluation of all proposed nominees and consultation with our chief executive officer, the Governance Committee will recommend to our Board the individual(s) it considers most qualified to be nominated to run for election to our Board. The Board will make the final determination as to the individual(s) who will be nominated to run for election.

Finance Committee

We expect to designate members of the Finance Committee of our Board (the “Finance Committee”) on or prior to the spin-off. Our Finance Committee will meet at scheduled times during the year. Its purpose will be to assist our Board in fulfilling its responsibilities with respect to the oversight of our financial policies and the general supervision of our affiliated managers, subsidiaries and material assets. The Finance Committee will also exercise general supervision over our relationships with our unaffiliated sub-advisors. The Finance Committee’s responsibilities will be explicitly set forth within the terms of its charter, and will be reviewed by our Board at least once a year. The charter will set out the responsibilities, authority and specific duties of the Finance Committee. It will also specify the structure and membership requirements for the Finance Committee.

Board Committee Independence

Only directors who are not current or former employees of the Company or its affiliates (“Non-employee Directors”) may be members of the Audit Committee, the Compensation Committee or the Governance Committee. Our Board will limit membership of the Audit Committee, Compensation Committee and Governance Committee to independent, non-management directors. Members of these three committees must also meet certain other independence standards, including those of                     . The Audit, Compensation and Governance Committees have authority to retain advisors to help fulfill their responsibilities.

CORPORATE GOVERNANCE

Following the spin-off, we will initially observe corporate governance practices and principal governance documents substantially the same as those currently adopted by PNX. Our principal governance documents will be as follows:

•	Corporate Governance Guidelines.

•	Board committee charters:

¡	Audit Committee charter,

¡	Compensation Committee charter, and

¡	Governance Committee charter.

•	Code of Conduct.

Our Board will be responsible for providing effective governance over our affairs. Our corporate governance practices will be designed to align the interests of our Board and management with those of our stockholders and to promote honesty and integrity. More information about our corporate governance will be found on our web site at www.Virtus.com, in the Investor Relations section, under the heading “Corporate Governance.”

Our Board plans to adopt Corporate Governance Principles, which will outline our corporate governance policies and procedures. These principles, which will embody many of our long-standing practices and incorporate our current corporate governance best practices, will be available on our web site identified above. Copies may also be obtained by contacting our Corporate Secretary at one of the addresses listed under “—Stockholder and Interested Party Communications.”

Executive Sessions of Our Board

As will be provided in the Corporate Governance Principles, our non-management directors will meet in executive session at each regular Board meeting.

Board Attendance and Annual Meeting Policy

As will be provided in the Corporate Governance Principles, our directors will be expected to attend our Annual Meetings of Stockholders, Board meetings and meetings of the committees on which they serve. Each of our directors will be expected to attend at least 75% of the meetings of our Board and committees on which he or she serves.

Code of Conduct

We will adopt a written Code of Conduct which applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. We are committed to the highest standards of ethical and professional conduct and the Code of Conduct will provide guidance on how to uphold these standards. The Code of Conduct is available on our web site at www.Virtus.com, in the Investor Relations section, under the heading “Corporate Governance.” We intend to post any amendments to, or waivers of, the Code of Conduct applicable to our principal executive officer, principal financial officer or principal accounting officer on our web site. You may request a printed copy of the Code of Conduct by writing to the Corporate Secretary at either of the addresses listed under “—Stockholder and Interested Party Communications.”

Policy Regarding Transactions with Related Persons

Our Board will adopt a written Policy Regarding Transactions with Related Persons (the “Related Person Policy”). Pursuant to the Related Person Policy, any Related Person (as defined by Item 404(a) of Regulation S–K)

must promptly report to the Company’s General Counsel any direct or indirect material interest in any transaction that is reportable by the Company in its Proxy Statement pursuant to Item 404(a) of Regulation S–K (each, a “Related Person Transaction”). Pursuant to the Related Person Policy, no Related Person Transaction may be consummated or shall continue without the approval or ratification of the Audit Committee and any director interested in a Related Person Transaction shall recuse himself or herself from any such vote.

Transactions with Related Persons

PNX

After the distribution, we will be an independent publicly traded company. For a discussion of transactions and arrangements between PNX and the Company, see “Our Relationship With PNX After the Spin-Off.” We do not believe that there will be any related person transactions between PNX and the Company following the distribution date to which PNX would be deemed a “related person” (as defined in Item 404 of Regulation S-K) of the Company.

Harris Bankcorp, Inc.

Following the spin-off, it is expected that Harris Bankcorp will hold 45,000 shares of our Series B Preferred Stock which will be initially convertible into approximately 23% of our fully diluted common stock.

In 2006, the Company acquired the rights to advise, distribute and administer the Insight Funds from Harris, an affiliate of Harris Bankcorp. In connection with the acquisition, the Company is required to make certain additional annual payments to Harris based upon the net profits earned on those funds. The Company made such payments in 2007 and has accrued additional obligations during 2008. Harris continues to manage the majority of the Insight Funds as sub-advisor. Our agreements with Harris require that the Company make additional payments to Harris should the Company terminate this sub-advisory relationship without cause. Additionally, the Company has appointed Harris as sub-advisor to certain non-Harris funds and has incurred certain contingent obligations in connection therewith.

Pursuant to Item 404 of Regulation S-K, Harris may be deemed a “related person” of the Company by virtue of Harris Bankcorp’s ownership (on an as-converted basis) of more than 5% of our common stock. Accordingly, our current sub-advisory arrangements and other contractual obligations with Harris may be deemed related person transactions.

For more information regarding our relationship with Harris, see Note 3 to our Consolidated Financial Statements, “Merger, Acquisitions, Goodwill and Other Intangible Assets—Insight Funds” and “Equity Investment.”

Stockholder and Interested Party Communications

A copy of our bylaws may be obtained from our Corporate Secretary by e-mail to              or by mail to:

Corporate Secretary

Virtus Investment Partners, Inc.

56 Prospect Street

Hartford, CT 06102

Stockholders and other interested parties who wish to communicate with any director(s), committee(s), the presiding director at meetings of our non-management directors, our non-management directors as a group or our entire Board, should send such communication to the relevant director, committee, or group of directors in care of the Corporate Secretary at the mailing address above or to the e-mail address listed above, indicating the director, committee, or group of directors with which they wish to communicate. If stockholders or other interested parties making such communications want their identity to be kept confidential, they should so indicate in their letter or e-mail. The Corporate Secretary will promptly forward all communications to the designated director(s).

COMPENSATION OF EXECUTIVE OFFICERS

The following compensation discussion contains statements regarding future individual and Company performance targets and goals. These targets and goals are disclosed in the limited context of our discussion regarding the compensation of our executive officers in this information statement and should not be interpreted, or relied upon, as statements of our expectations or estimates of results or other guidance. We specifically caution our stockholders not to apply these statements to other contexts.

Compensation Discussion and Analysis

Overview

The prior compensation actions and decisions made in respect of executives of the Company generally have been made within the context of the framework of the PNX compensation program. Accordingly, the practices and objectives that applied to our executives in 2007 are likely to be modified to reflect both differences in competitive practices for asset management companies, our existence as an independent publicly traded company and the differences in the nature of our business from that of PNX.

Under applicable disclosure rules, we have set forth below a discussion of the compensation practices and decisions made with respect to the 2007 compensation of our chief executive officer (our “CEO”) and certain other of our named executive officers who are listed in the “Summary Compensation Table for 2007 Fiscal Year.” Such information will be of value primarily as a historical reference, as the practices that we will apply in the future will likely evolve to reflect the factors outlined above. While many decisions on these matters have not been made, and may be left to the judgment of the independent members of our Board or our Compensation Committee, the following decisions have been made regarding the transition from the PNX compensation system to our compensation system, which will apply to our executives following the distribution date:

•

Any outstanding options in respect of PNX common stock held by our executives will be converted on the distribution date to options to purchase shares of our common stock in a manner intended to preserve the relative value of each such option in accordance with the applicable tax law requirements, and that generally preserves the remaining terms of such options;

•

Long-term PNX performance-based awards in the form of restricted stock units will remain outstanding and remain subject to the same performance criteria as are applicable to PNX executives. Our executives will earn whatever award they would have earned had the spin-off not occurred, but pro-rated for service through the distribution date. We anticipate that the independent members of our Board will make new and appropriate long-term incentive awards to our executives related to the performance of our business in respect of service from and after the distribution date; and

•

Long-term PNX service-vested awards in the form of restricted stock units outstanding at the distribution date will be converted into Company restricted stock units in a manner intended to preserve the relative value of such awards. The other terms and conditions of the converted awards (such as the vesting and exercise schedules, the impact of termination of employment on such awards, and the right in respect of restricted stock units to receive the benefit of any dividend equivalents) will be substantially the same as those applicable to the corresponding PNX grants.

We will not maintain any qualified or non-qualified defined benefit plans. Such plans are generally not maintained by asset management companies. The liabilities associated with benefits accrued by our executives under existing PNX sponsored plans for service through the earlier of the spin-off date and December 31, 2008 will be the ongoing responsibility of PNX.

We have identified Mr. George R. Aylward, Jr., Mr. Michael A. Angerthal, Ms. Nancy G. Curtiss, Mr. J. Steven Neamtz and Mr. Francis G. Waltman as our named executive officers (“NEOs”). The historical executive compensation of Mr. Aylward, Ms. Curtiss, Mr. Neamtz and Mr. Waltman is reflected in the tabular disclosure and associated narrative discussion that follows this Compensation Discussion and Analysis. The material components of the executive compensation package for Mr. Angerthal, who was hired by the Company effective October 6, 2008, will not be reflected throughout this section, but a discussion of the material components of his compensation is set forth in “—Summary Compensation Table for 2007 Fiscal Year—Material Components of Compensation for the NEO Not Listed in the Summary Compensation Table.”

Objectives of the PNX Compensation Program

The PNX executive compensation program is designed to:

•	attract, retain and motivate executive talent in support of its overall business strategy;

•	tie annual and long-term incentives to the achievement of performance objectives, including the enhancement of stockholder value; and

•	create a total compensation opportunity comparable to that provided at companies it competes with for executive talent.

Elements of Compensation

Historically, the PNX executive compensation program has consisted of base pay, annual incentives and long-term incentives (collectively referred to as “Direct Compensation”), broad-based benefit plans available to all employees, stock awards to recognize special circumstances, share ownership and retention guidelines, a supplemental retirement plan, deferred compensation, perquisites, executive severance and change-in-control arrangements. We will not offer a supplemental retirement plan and a broad-based defined benefit pension plan after we become a public company, because these elements of compensation are not reflective of market practice for an asset management company.

A description and the objective of each of PNX’s compensation elements that are applicable to our NEOs and other asset management executives for 2007 and part of 2008 are summarized in the table that follows.

Compensation Element	Description	Objective
Base Salary

Fixed rate of pay that has historically compensated employees for fulfilling their basic job responsibilities

For executives, increases have historically been provided only in the case of shortfalls relative to industry practice, to recognize a significant increase in responsibilities, or to maintain internal equity among peer executives. For other employees, increases are determined primarily based on merit.

Attract and retain high-caliber leadership
Annual Incentives

Incentive compensation that has historically promoted and rewarded the achievement of annual performance objectives

Historically, substantially all employees have participated in an incentive plan. For executives, the incentive pool in 2007 was determined by the improvement in PNX’s return on equity and line of business earnings growth.

Link compensation to annual performance results Attract, motivate and retain high-caliber leadership Align the interests of executives and stockholders
Long-Term Incentives

Incentive compensation that has historically promoted and rewarded the achievement of long-term performance objectives

The core program has historically provided grants of performance-based restricted stock units, stock options and, in limited or special circumstances, service-vested restricted stock units.

Link compensation to long-term performance results Attract, motivate and retain high-caliber leadership Align the interests of executives and stockholders
Service-Vested Stock Options and Restricted Stock Units	Service-vested stock option and restricted stock unit grants were used historically in special circumstances, such as to recognize promotions or attract new hires, reward significant individual contributions or extraordinary efforts that may not be reflected in other incentive plan awards, provide retention incentives, or shift compensation mix.	Link compensation to performance results (in the case of stock options) Attract, motivate and retain high-caliber leadership Align the interests of executives and stockholders
Share Ownership and Retention Guidelines	Guidelines have historically provided a target ownership level to be attained and required the retention of a portion of all stock awards, including long-term incentive restricted stock units	Align the interests of executives and stockholders
Non-Qualified Deferred Compensation

Opportunity for certain executives to defer receipt of compensation to assist executives in tax and retirement planning

Salary deferral has historically included additional matching contributions which were otherwise above Internal Revenue Code limits on PNX’s broad-based 401(k) plan.

Attract and retain high-caliber leadership
Perquisites	Perquisites provided to NEOs include a nominal reimbursement for preventive medical care expenses, a financial planning allowance, relocation benefits, and reimbursements for spousal travel expenses when required for business functions.	Attract and retain high-caliber leadership
Executive Severance and Change-in-Control Agreements

Certain executives have historically been eligible to receive executive severance and change-in-control protections in certain circumstances.

These benefits provide income protection in the event of involuntary loss of employment not due to cause in exchange for the executive’s agreement not to bring claims against PNX.

Attract and retain high-caliber leadership

Determining Direct Compensation Levels

Historically, the PNX compensation committee has determined Direct Compensation for its executives, including its asset management executives, by:

•	evaluating the strategic value of each position;

•	aligning compensation with strategic value;

•	identifying the market value of each position; and

•	determining the appropriate mix of Direct Compensation elements for each position.

These steps are described in the four subsections that follow.

Evaluating Strategic Value

Historically, PNX has evaluated each senior executive with respect to his or her capacity to influence its business strategy and financial results. This analysis was conducted so that the compensation opportunity for each role, expressed as a target percentile of market as described in “—Compensation Discussion and Analysis—Determining Direct Compensation Levels—Aligning Compensation with Strategic Value” in the subsection that follows, was based on strategic value, which was PNX’s analysis of criticality to the execution of its business objectives. The first step in this strategic value analysis was an assessment of the degree to which each position enabled it to meet its financial targets and strategic objectives. The second step was an evaluation of each senior executive’s leadership abilities, business acumen, general management experience, degree of employment retention risk, and the impact of these factors on an individual’s ability to enable it to meet its financial targets and strategic objectives. This analysis was presented to the PNX compensation committee for its approval.

Aligning Compensation with Strategic Value

Based on the strategic value assessments, Direct Compensation for asset management executives has historically been targeted at the 50th percentile of the size-adjusted market levels described in “—Compensation Discussion and Analysis—Determining Direct Compensation Levels—Identifying Market Value” below. PNX targeted pay at this level because it:

•	believed the complexity of, and difficulty of achieving, its business objectives were comparable to that of its peer group, even though PNX is smaller;

•	needed to attract and retain high-caliber talent to accomplish its business objectives, and the market for talent that can achieve such objectives is competitive; and

•	believed that the performance goals in its executive compensation program were set at aggressive levels representing significant improvement from prior year results when achieved.

Identifying Market Value

For market comparisons for asset management executives, PNX considered appropriate groups of asset management companies. In doing so, it relied on two surveys conducted by McLagan, an independent, third-party organization.

PNX used the results of all surveyed companies who have a similar position to the position benchmarked. For determining the market value of the head of asset management and the head of operations, PNX used McLagan’s 2006 Management and Administration Survey. For the head of product development, PNX used McLagan’s 2006 Sales and Marketing—Investment Products Survey. The companies represented in each of these surveys are comprised of banks, insurance companies and investment management and advisory firms. However, McLagan does not disclose the identities of the companies included in each benchmarked comparative group, and the companies used by McLagan to create comparative groups are generally not the same from job position to job position.

PNX used the numbers reported in the applicable McLagan survey to assess the compensation of our head of asset management, head of operations and head of product development against the market, as determined by the respective McLagan comparative group survey results. For the head of asset management, PNX used the 25th percentile figures as a proxy for the 50th percentile of peer companies closer to its size, since, for this position, the survey data suggested strong correlation between amount of compensation paid and size of the organization. For the head of operations and the head of product management, 50th percentile figures were used as the benchmark since, for these positions, there was no certain correlation between amount of compensation paid and size of the organization. In its analysis, PNX reviewed each of the following compensation elements to the extent provided in the surveys: base salary, cash bonus, total cash compensation, long-term and deferred awards, and total direct compensation.

In each case, PNX used the total direct compensation element as its primary market benchmark, representing the external comparison of total compensation opportunity. The other compensation elements (salary, cash bonus, and long-term awards) were used in conjunction with our executive compensation philosophy for setting the mix of pay among salary, annual incentives and long-term incentives. PNX generally considered an executive’s target total direct compensation to be “at target” if it is within 10% of the target market percentile for that position. For 2007, the target total direct compensation for our head of asset management was below the target percentile (25th percentile as reported in McLagan’s 2006 Management and Administration Survey) because Mr. Aylward was relatively new to the role and the target total direct compensation for our head of operations and our head of product development were at target (50th percentile as reported in McLagan’s 2006 Management and Administration Survey and McLagan’s 2006 Sales and Marketing—Investment Products Survey, respectively).

PNX believed that the McLagan surveys provided the most appropriate market data for comparing its compensation practices for its asset management positions since the companies participating in the surveys were all in the asset management industry and had positions of similar scope and responsibility.

Determining Mix of Direct Compensation Elements

Base Salary and Incentive Pay Mix. One of the central beliefs on which PNX’s compensation philosophy was based historically was that a greater percentage of compensation should be at risk for the executives who bear higher levels of responsibility for its performance. As such, PNX believed the majority of senior executive compensation should come from incentive pay. PNX generally targeted base salary between 25% and 35% of total Direct Compensation, and incentive pay between 65% and 75% of total Direct Compensation.

2007 Guideline Compensation Mix

Position	NEO	Base Salary	Incentive Pay
President and CEO	George R. Aylward, Jr.	25%	75%
Head of Operations	Nancy G. Curtiss	35%	65%
Head of Retail Distribution	J. Steven Neamtz	25%	75%
Head of Product Development	Francis G. Waltman	30%	70%

Annual and Long-Term Incentive Mix. The target mix between annual and long-term incentives was designed to support PNX’s annual and long-term strategic plans. For our CEO, this mix was balanced to motivate both the achievement of annual goals and long-term strategic planning, consistent with PNX’s practice for its line of business leaders.

Target annual and long-term incentive opportunities for 2007 are shown in the table below.

	2007 Incentive Targets as a Percentage of Base Salary
Position	Annual Incentive		Long-Term Incentive
President and CEO	135%		135%
Head of Operations	54%		25%
Head of Retail Distribution	N/A	(1)	50%
Head of Product Development	65	%(2)	60	%(2)

(1)	Mr. Neamtz was hired on December 11, 2007 and not eligible for the 2007 annual incentive.
(2)	Mr. Waltman resigned on December 14, 2007 and forfeited eligibility for these 2007 incentives.

Incentive Compensation

Annual Incentives

Under PNX’s annual incentive plan for 2007, executives were eligible for incentive awards based upon the achievement of pre-determined PNX financial goals approved by the compensation committee, departmental performance objectives approved by PNX’s chief executive officer, and individual performance objectives.

The financial goals approved by the PNX compensation committee determined the size of the annual incentive pool based on actual results versus the goals. These financial goals (threshold, target, and maximum) were established based on the strategic and financial plans adopted by the PNX board of directors. The PNX compensation committee determined these goals based on an assessment of the degree of difficulty and the minimum acceptable performance results. Threshold financial goals were generally set to require performance above prior year results so that payouts are limited if performance does not improve over time. Target financial goals were set at an aggressive but achievable level. Maximum financial goals were set to reward performance that was significantly better than target performance.

In 2007, the financial measure for determining the funding of the pool under the annual incentive plan was a combination of PNX ROE and line of business earnings growth, as measured by Asset Management EBITDA. For executives, PNX continued to attach a significant portion of their incentive opportunity to PNX ROE to focus the PNX management team on enterprise-wide goals. Following the spin-off, we will tie incentive opportunities to key performance indicators of the asset management business. In 2007, however, Mr. Aylward and Ms. Curtiss had 50% and 35%, respectively, of their incentive opportunity tied to PNX’s ROE results, as reflected in the table below:

2007 Annual Incentive Pool Funding

Position	PNX ROE(1)	Asset Management EBITDA(2)
President and CEO	50%	50%
Head of Operations	35%	65%
Head of Retail Distribution	N/A	N/A
Head of Product Development	N/A	N/A

(1)	ROE is (a) PNX after tax operating income divided by (b) the average of each month’s equity, where each month’s equity is the average of the equity at the beginning and ending of each month, exclusive of accumulated other comprehensive income, the accounting of effects of Financial Accounting Standards Board Interpretation No. 46 (“FIN 46”), and equity attributed to discontinued operations. This measure may differ from the non-GAAP measure of the same name used to assess PNX’s performance and furnished to its investors on a periodic basis.

(2)	Asset Management EBITDA was pre-tax operating income before depreciation, amortization of goodwill and intangibles, and, at the discretion of the compensation committee, excluded certain restructuring charges (“Asset Management EBITDA”).

The 2007 financial goals for the annual incentive plan and the corresponding performance results are reflected in the following table:

2007 Annual Incentive Financial Goals and Results

	Threshold	Target	Maximum		Actual Financial Results	Actual Pool Funding(1)(2)
($ in millions)
PNX ROE	4.9%	5.3%	5.5%		5.6%	200%
Asset Management EBITDA	$40.5 (4)	$51.9	$54.9		$40.5	50%
Incentive Pool Funding(2)	50%	100%	250	%(3)

(1)	Based on the pool funding results and the weight attached to each financial goal as reflected in the previous table, the final pool result for our CEO was 125% and for our Head of Operations was 103%.

(2)	Incentive pool funding was determined as a percentage of the aggregate target annual incentive awards. For results between threshold and target and target and maximum, this percentage is pro-rated.

(3)	For 2007, PNX’s maximum award for its named executive officers, including Mr. Aylward, was increased from 200% to 250%.

(4)	The PNX compensation committee used its discretion to adjust the threshold by $1.4 million (from $41.9 million to $40.5 million) to reflect unplanned investments in growth to position the Company for strategic options such as the announced spin-off.

After the incentive pool funding level was determined, individual incentive awards were determined 50% based on department results and 50% based on individual performance results.

The weights given to department and individual results reflected the PNX compensation committee’s intent to balance departmental teamwork with individual accountability. In total, executives could earn between 50% and 200% of their target annual incentive award for performance between threshold and maximum. For performance above threshold but below maximum, incentive payments are adjusted ratably. For 2007 and 2008, the maximum award for PNX’s named executive officers, including Mr. Aylward, was increased from 200% of target to 250% to further motivate the continued engagement and focus required of executives to execute significant corporate initiatives, including the spin-off of asset management. Any payments resulting from this increase for 2007 were paid in restricted stock units (“RSUs”), which vest ratably over two years to provide additional retention incentive to recipients.

2007 Annual Incentive Awards. Mr. Aylward and Ms. Curtiss participated in the 2007 bonus payout as reflected in the table below. Mr. Neamtz was not eligible due to his date of hire. Mr. Waltman forfeited eligibility upon his resignation on December 14, 2007.

Mr. Aylward’s 2007 annual incentive award was paid at 122% of his target, excluding the RSU enhancement described above. Ms. Curtiss’s 2007 annual incentive award was paid at 118% of her target. In determining these awards, equal weight was given to departmental performance and individual performance:

•

Fifty Percent Based on Department Results: Mr. Aylward’s department goals were established at the beginning of 2007 based on PNX’s overall strategic plan, including specific metrics that were used to measure department performance. All of the department initiatives were linked to the strategic objectives that framed PNX’s strategic plan and to the corresponding financial objectives, which were centered on creating value for PNX shareholders. The four primary department goals that

Mr. Aylward’s performance was measured against were margin, net and gross flows, percent of assets under management above benchmark (one and three years), and customer service quality. Based on 2007 departmental performance results as summarized in the table below and the pool funding results summarized on page 88, this component of Mr. Aylward’s annual incentive resulted in a payment of $211,613. Ms. Curtiss’s department goals were established at the beginning of 2007 based on PNX’s overall strategic plan, including specific metrics that were used to measure the performance of asset management operations. The three primary department goals that Ms. Curtiss’s performance was measured against were quality of operations, quality of customer service, and fund accounting accuracy. Based on these performance results, as summarized in the table below, and the pool funding results, this component of Ms. Curtiss’s annual incentive resulted in a payment of $47,500.

					Incentive Weight		Department Pool Results
Department	2007 Measure/ Initiative	2007 Target	2007 Performance Results		Head of Asset Manage- ment	Head of Asset Management Operations	Head of Asset Management	Head of Asset Management Operations
Asset Management - All departments	Margin	22.70%		16.70%	11.7%	11.7%	0.0%	0.0%
	Net Flows ($millions)*	$1,300	-$	2,451	5.8%	5.8%	0.0%	0.0%
	Gross Flows ($millions)*	$6,600		$6,046	5.8%	5.8%	5.3%	5.3%
	AUM per Proprietary Portfolio Manager ($millions)	$960		$863	11.7%	11.7%	9.3%	9.3%

Investment Manufacturing	% of AUM above Benchmark	65%		59%	5.4%	0.0%	3.8%	0.0%
	Sales from new products ($millions)	$1,876		$1,880	5.4%	0.0%	5.4%	0.0%
	# of Funds With Improved Scale < $200 m	35		34	5.4%	0.0%	8.0%	0.0%

Investment Operations	NQR - Operations[1]	98.40		98.00	5.4%	21.6%	3.2%	13.0%
	NQR - Communications[2]	2.89		2.73	5.4%	21.6%	2.9%	11.5%
	NAV Accuracy	99.70		99.88	5.4%	21.6%	9.4%	37.4%

Retail Distribution	Gross Retail sales ($millions)	$4,000		$3,989	16.3%	0.0%	16.2%	0.0%

Institutional Distribution	Gross Institutional sales ($millions)	$1,061		$598	16.3%	0.0%	9.2%	0.0%

Total Department Results 50% of 2007 Incentive Target							73%	76%
							$222,750	$62,500
2007 Incentive Attributable to Department Results Adjustment for PNX ROE Results[3]							$162,608	$47,500
							$49,005	$—
Total Incentive Attributable to Department Performance							$211,613	$47,500

* Excludes Structured Products

[1]        Target = results above the Industry Average of our 5 Star peers over the year based on the National Quality Review, an independent firm that benchmarks the quality of operations of financial industry firms

[2] Target = placement in the first quartile of customer service quality of total client pool as measured by the National Quality Review

[3]        Represents the additional amount owed to Mr. Aylward in connection with the additional incentive pool funding attributable to the greater weight placed on PNX ROE results for PNX named executive officers as described under 2007 Annual Incentive Pool Funding and 2007 Annual Incentive Financial Goals and Results

•

Fifty Percent Based on Individual Performance: Mr. Aylward’s individual goals were set by PNX’s chief executive officer at the beginning of 2007 in support of Company and department strategic plans. For 2007, these goals were a combination of his 2007 departmental goals for the asset management business, as described above, and Mr. Aylward’s personal effectiveness behaviors, which measured specified behaviors that PNX believed were integral to building and sustaining PNX’s performance culture, such as leadership, vision, teamwork, innovation, and focus on results. PNX’s chief executive officer was responsible for assessing these performance results. Based on his 2007 performance, this component of Mr. Aylward’s annual incentive resulted in a payment of $332,300. Ms. Curtiss’s individual goals were set by Mr. Aylward at the beginning of 2007 in support of Company and department strategic plans. These goals were a combination of her 2007 departmental goals for the asset management business, as described above, other goals set by Mr. Aylward and Ms. Curtiss’s personal effectiveness, which measured specified behaviors that PNX believed were integral to building and sustaining PNX’s performance culture, such as leadership, vision, teamwork, innovation, and focus on results. Mr. Aylward was responsible for assessing these performance results. Based on her 2007 performance, this component of Ms. Curtiss’s annual incentive resulted in a payment of $100,000.

Based on the above components, Mr. Aylward’s total 2007 annual incentive bonus was $543,913 excluding the RSU enhancement and Ms. Curtiss’s total 2007 annual incentive bonus was $147,500. Mr. Aylward’s RSU enhancement component is described in “—Grants of Plan-Based Awards in Fiscal Year 2007—Estimated Future Payouts Under Equity Incentive Plan Awards.”

2007 NEO Annual Incentive Awards

	Regular 2007 Cash Annual Incentive Award	Enhancement to be Paid in RSUs(1)	Total Value of 2007 Annual Incentive
George R. Aylward, Jr.	$543,913	$49,207	$593,120
Nancy G. Curtiss	$147,500	—	$147,500
J. Steven Neamtz(2)	—	—	—
Francis G. Waltman(3)	—	—	—

(1)	The number of RSUs was determined based on the closing price of PNX common stock on March 5, 2008, which was $11.05.
(2)	Mr. Neamtz was hired on December 11, 2007 and not eligible for this 2007 incentive.
(3)	Mr. Waltman resigned effective December 14, 2007 and forfeited eligibility for this 2007 incentive.

Long-Term Incentives

In 2007, long-term incentives were provided to PNX’s executives, including its asset management executives, to promote and reward the achievement of long-term goals, requiring performance goals to be met or exceeded for any incentives to be earned, and basing the ultimate value of the awards on PNX’s stock performance. Executives received grants of RSUs subject to the achievement of specified performance objectives over a three-year cycle. Each RSU awarded is convertible into one share of PNX common stock.

The number of performance shares held by our executives as of the distribution date will be adjusted to reflect the value of the Company dividend in the same manner as applies to performance shares held by other PNX officers and executives. As noted above, we expect that the performance share awards with respect to our executives will continue in effect in accordance with their terms without regard to the spin-off but that the actual number of shares or corresponding dollar amount distributable to our executives, if any, will be pro-rated based on their service during the performance period and through and including the distribution date. We anticipate that the independent members of our Board will make new and appropriate long-term incentive awards to our executives related to the performance of our business in respect of service from and after the distribution date.

Stock Options and Service-Vested Restricted Stock Units

For 2007, stock options and service-vested RSUs were not part of PNX’s Direct Compensation strategy. Stock options were not a viable choice due to share limitations in PNX’s stock option plan entering into 2007, and PNX utilized performance-based RSUs for the long-term incentive component of Direct Compensation. However, PNX did use stock option and service-vested RSUs for special circumstances. Mr. Aylward received a stock option grant to purchase 30,000 shares of PNX common stock in connection with his promotion to senior executive vice president on February 8, 2007. On September 5, 2007, Mr. Aylward was awarded a service-vested RSU award equal to one and one-half times his salary for a three-year retention period. Mr. Waltman also received a stock option grant on February 8, 2007 to purchase 10,000 shares of PNX common stock in recognition of his performance in 2006. These options were forfeited when Mr. Waltman resigned on December 14, 2007.

In 2008, PNX changed the structure of its annual long-term incentive awards. Beginning in 2008, share limitations in PNX’s stock option plan no longer prevented the broader use of stock option grants. Therefore, PNX’s compensation committee decided to reintroduce stock options as a core part of the long-term incentive program, recognizing the focus stock options could provide on creating stockholder value. Fifty percent of the 2008 long-term incentive value for executives was provided through stock option grants. The compensation committee decided to provide the remaining 50% of target long-term incentive opportunity in the form of service-vested RSUs. The asset management executives are eligible to receive and have received 2008 PNX grants.

As previously noted, for our executives, PNX stock options and service-vested RSUs outstanding at the distribution date will be converted into stock options and RSUs in respect of our common stock in a manner intended to preserve the relative value of such awards at the distribution date. The other terms and conditions of the converted awards, such as the vesting and exercise schedules, the impact of termination of employment on such awards, and the right in respect of RSUs to receive the benefit of any dividend equivalents, will be substantially the same as those applicable to the corresponding PNX grants.

Equity Grant Procedures

Equity grants to PNX’s executives, including its asset management executives, have historically been made pursuant to its equity grant policy. Under this policy:

•

all stock option and RSU awards made as part of a recurring annual compensation program, such as annual long-term incentive awards to NEOs, are to be approved and granted at a meeting, whether in person or telephonically, of PNX’s compensation committee that occurs within 20 days after PNX’s earnings release for the prior fiscal year.

•

all other stock options and RSUs are granted by PNX’s chief executive officer, compensation committee or board, as applicable, on four scheduled grant dates each year, to occur following the filing of each quarter’s periodic report with the Securities and Exchange Commission (“SEC”). The first such grant date occurs 65 calendar days following year-end, which is five days following the due date of PNX’s Form 10-K. Subsequent grant dates occur 45 calendar days following the end of the first, second and third fiscal quarters, each of which is five days following the due date of PNX’s Form 10-Q for each fiscal quarter. If this date falls on a day that no shares of PNX common stock are traded on the New York Stock Exchange, then the grant date is the next date that trading occurs. Awards are approved by PNX’s chief executive officer, compensation committee or board, as applicable, at the last meeting preceding the applicable grant date, to be effective on the grant date.

•	PNX’s compensation committee may, in its discretion, approve and grant equity awards at other times, if it determines that such action is in the best interests of stockholders.

•

material inside information is not considered in determining award amounts or grant dates, and the policy reinforces this practice by intentionally selecting grant dates when decision makers are the least likely to be in possession of material inside information.

Share Ownership and Retention Guidelines

We intend to adopt share ownership guidelines in respect of our executives and directors, including our NEOs, but given the fact that the trading value of our stock has not been established, and the on-going equity grant practices have not been established, we have not yet determined what the appropriate guidelines should be for our NEOs and directors.

Supplemental Retirement Benefits

While PNX maintained a qualified and non-qualified defined benefit plan for its executives, including certain executives in the asset management business, including our CEO, we do not intend to offer any defined benefit plan. The liabilities accrued in respect of our executives under the PNX plans will be the ongoing responsibility of PNX.

Non-Qualified Deferred Compensation

PNX maintains certain nonqualified deferred compensation plans. We will not replicate all of these plans. Currently, we only intend to adopt a plan similar in design to PNX’s plan for the deferral of salary that will allow our NEOs an opportunity to defer tax payments and receive matching contributions on their cash contributions in excess of the Code limits on compensation placed on an IRS-qualified 401(k) plan. The match will be based upon our 401(k) plan formula.

Perquisites

Perquisites have historically been an immaterial part of PNX’s executive compensation program. We expect that perquisites will be an immaterial component of our executive compensation program.

Severance and Change-in-Control Agreements

Severance

PNX has established a program under which severance benefits are made available to PNX senior executives, whose employment is terminated without cause, including certain asset management executives. These benefits are tiered based on years of service, and calculated based upon the executive’s base salary and the average of the last two annual incentive awards paid to the executive as of the termination date.

We will adopt an executive severance plan, which will provide severance, continued subsidized health care coverage and outplacement benefits. See “—Termination Payments and Change-in-Control Agreement—Executive Severance Allowance Plan”.

Change-in-Control Agreements

Mr. Aylward is currently a party to a change-in-control agreement with PNX, related to a change in control of PNX. That agreement will not be triggered by the spin-off and will terminate pursuant to its terms on the distribution date.

We are in the process of executing a new change in control agreement with our CEO, to be effective on the distribution date, that contains terms that are substantially similar to his current agreement with PNX but related to a change in control of the Company. See “—Termination Payments and Change-in-Control Agreements—Change-in-Control Agreements.” It is expected that our independent directors will review the appropriateness of change-in-control agreements for our other executives, and determine whether, and the extent to which, to offer the protections afforded by such agreements to any other of our NEOs.

Pay Decisions

PNX has historically had a practice of using independent compensation consultants for executive compensation matters, such as chief executive officer compensation, executive compensation philosophy and plan design, compensation targets, director compensation, equity grants, key executive new hire packages and change-in-control design.

Historically, PNX’s chief executive officer was responsible for making compensation recommendations to PNX’s compensation committee regarding other PNX named executive officers. PNX’s chief executive officer has also historically been responsible for evaluating all departmental results in conjunction with the annual incentive program based on pre-defined performance goals established at the beginning of each year, and evaluating individual performance results for direct reports, including other PNX named executive officers. The PNX chief executive officer has historically shared her evaluation of each named executive officer with the PNX compensation committee, along with corresponding compensation recommendations for Direct Compensation, taking into account factors such as performance relative to job responsibilities, key achievements, contributions to the leadership team, overall leadership, retention risk, strategic value and market value. The PNX compensation committee has historically been responsible for reviewing these recommendations and making final decisions with regard to compensation.

We anticipate that we will develop our process for determining compensation following the distribution date, in collaboration with our independent directors, and in particular those appointed to serve on our Compensation Committee. As the input, direction and agreement of these representatives of stockholders will be of paramount importance in establishing any such decision-making process, including the appointment and utilization of any outside consultants, we can not speculate as to any element of that process.

Tax and Accounting Considerations

Code section 162(m) generally disallows a tax deduction to publicly held companies for compensation over $1 million paid to a company’s chief executive officer or any of the three other most highly compensated executive officers unless the compensation is performance-based. Qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. Where appropriate, we intend to structure compensation for our NEOs so that it qualifies for deductibility under Code section 162(m). However, the deductibility of compensation is but one of the several critical factors in the design and implementation of any compensation arrangement and our Board reserves the right to pay non-deductible compensation if and to the extent it determines that such actions are in the best interests of stockholders.

Other tax considerations will factor into the design of our compensation programs. Code section 409A provides that amounts deferred under non-qualified deferred compensation plans are included in an employee’s income when vested unless certain requirements are met. If these requirements are not met, employees are also subject to an additional income tax and interest penalties. It is our intent that our non-qualified deferred compensation plans be operated and administered to meet, and will be amended to meet, these requirements.

Congress and the Internal Revenue Service consider from time to time legislation, regulations and other regulatory rulings that could modify or eliminate these tax benefits. Such actions would prompt an evaluation of the impact on our executive compensation programs.

Accounting considerations will also be taken into account in designing the compensation programs made available to NEOs. Principal among these is Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“FAS 123R”), which addresses the accounting treatment of certain equity-based compensation.

Summary Compensation Table for 2007 Fiscal Year

The following table sets forth information concerning the 2007 compensation of certain of our NEOs as of December 31, 2007. Additional information may be found in the narrative and supporting tables that accompany this table.

Name and Principal Position (a)	Year (b)	Salary(1) (c)	Bonus (d)	Stock Awards(2) (e)	Option Awards(3) (f)	Non-Equity Incentive Plan Compen- sation(4) (g)	Change in Pension Value and Non- Qualified Deferred Compen- sation Earnings (h)	All Other Compen- sation(5) (i)	Total (j)
George R. Aylward, Jr.	2007	$330,000	$—	$216,449	$103,000	$543,913	$—	$17,400	$1,210,762
President & CEO(6)
Nancy B. Curtiss	2007	229,167	262	16,804	—	147,500	—	9,000	402,732
Head of Operations	2006	219,583	5,000	—	—	80,000	—	8,783	313,367
J. Steven Neamtz	2007	16,042	—	—	—	—	—	722	16,764
Head of Retail Distribution(7)
Francis G. Waltman	2007	196,042	—	—	3,107	—	—	37,850	236,909
Head of Product Development(8)	2006	200,000	—	(4,375)	33,183	90,000	—	8,000	326,808

(1)	Figures are shown for the year earned and have not been reduced for deferrals. For 2007, Mr. Aylward elected to defer $5,250 until following termination of employment. For more information on compensation deferrals, see the Non-Qualified Deferred Compensation in Fiscal Year 2007 table.

(2)	Represents the expense reflected in PNX’s financial statements in 2006 and 2007 for all stock awards granted to NEOs (excluding stock options which are reflected in column (f)) as calculated pursuant to FAS 123R, with the only modification being that the forfeiture assumption for not meeting vesting service requirements is omitted from the calculation pursuant to SEC rules. These expenses include awards granted in 2006 and 2007 and awards granted in prior years that are subject to multiple-year service or performance conditions. A summary of the various awards incorporated in this expense are:

FAS 123R Accounting Expense for NEO RSU Awards(a)

Name	Year	2004-2006 LTIP Cycle	2005-2007 LTIP Cycle	2006-2008 LTIP Cycle	2007-2009 LTIP Cycle	Other Performance- Contingent RSU Awards	Service- Vested RSU Awards	2007 Annual Incentive Enhancement	Grand Total
George R. Aylward, Jr.	2007	$—	$—	$31,249	$130,198	$—	$55,001	$—	$216,449
Nancy G. Curtiss	2007	—	—	—	16,804	—	—	—	16,804
	2006	—	—	—	—	—	—	—	—
J. Steven Neamtz	2007	—	—	—	—	—	—	—	—
Francis G. Waltman	2007	—	—	—	—	—	—	—	—
	2006	12,126	(16,501)	—	—	—	—	—	(4,375)

(a)	Negative amounts in this table reflect reversal of expenses that were charged in prior years, based on revised expectations regarding projected incentive results.

(3)	Represents the expense reflected in PNX’s financial statements in 2006 and 2007 for all stock option awards granted to NEOs as calculated pursuant to FAS 123R, with the only modification being that the forfeiture assumption for not meeting vesting service requirements is omitted from the calculation pursuant to SEC rules. These expenses include awards granted in 2006 and 2007, and awards granted in prior years that are subject to multiple-year service conditions. The assumptions used for determining this value are stated in note 19 of PNX’s financial statements included in its 2007 Annual Report on Form 10-K. The various awards incorporated in this expense are:

FAS 123R Accounting Expense for NEO Stock Option Awards

Name	Year	2004 Stock Option Awards	2005 Stock Option Awards	2006 Stock Option Awards	2007 Stock Option Awards	Grand Total
George R. Aylward, Jr.	2007	$—	$—	$45,250	$57,750	$103,000
Nancy G. Curtiss	2007	—	—	—	—	—
	2006	—	—	—	—	—
J. Steven Neamtz	2007	—	—	—	—	—
Francis G. Waltman	2007	—	—	3,017	—	3,017
	2006	—	—	33,183	—	33,183

(4)	Represents the cash-based incentive earned under The Phoenix Companies, Inc. Annual Incentive Plan for Executive Officers with respect to Mr. Aylward, and under The Phoenix Companies, Inc. performance Incentive plan with respect to Ms. Curtiss and Mr. Waltman for the applicable performance year, paid in the following March.

(5)	All Other Compensation Sub-Table

Name	Year	Company Contributions to 401(k) Plan and Excess Investment Plan	Vacation Payout	Total
George R. Aylward	2007	$17,400	$—	$17,400
Nancy G. Curtiss	2007	9,000	—	9,000
	2006	8,783	—	8,783
J. Steven Neamtz	2007	722	—	722
Francis G Waltman	2007	11,111	26,739	37,850
	2006	8,000	—	8,000

(6)	Mr. Aylward was appointed as Senior Executive Vice President, Asset Management on February 8, 2007.

(7)	Mr. Neamtz was hired by PNX on December 11, 2007. The figures reflect the applicable amounts from his date of hire through December 31, 2007.

(8)	Mr. Waltman resigned effective December 14, 2007 and was rehired by the Company on July 28, 2008. His 2007 figures represent the applicable amounts from January 1, 2007 though December 14, 2007.

2007 Base Salary Adjustments

Mr. Waltman and Ms. Curtiss were the only NEOs who received a base salary increase in 2007. Mr. Waltman’s base salary was increased from $200,000 to $205,000, effective February 1, 2007. Ms. Curtiss’s base salary was increased from $220,000 to $230,000, effective February 1, 2007.

Material Components of Compensation for the NEO Not Listed in the Summary Compensation Table

We have identified Mr. Aylward, Mr. Angerthal, Ms. Curtiss, Mr. Neamtz and Mr. Waltman as our NEOs. Our NEO who is not reflected in the tables and accompanying narrative is Michael A. Angerthal, our Chief Financial Officer, who also serves as our principal accounting officer.

Mr. Angerthal has been hired as the Company’s Chief Financial Officer, effective October 6, 2008. Mr. Angerthal’s compensation package consists of an annual base salary of $350,000; an annual incentive target of $350,000 (set at 100% of annual base salary) subject to a minimum of $350,000 for 2008, and a maximum of $700,000; and commencing for the 2009 cycle, a long-term incentive target of $150,000 (set at approximately 43% of annual base salary). Mr. Angerthal will also receive a sign-on bonus of $200,000 payable in installments

(some may occur after the distribution date), subject to certain conditions, to compensate him for equity and cash incentives foregone with his previous employer. If involuntarily terminated other than for cause prior to the distribution date, Mr. Angerthal will receive, subject to certain conditions similar to the PNX Executive Severance Allowance Plan, a base severance payment equal to twelve months of pay (generally, salary and average of last two annual incentive awards); be eligible to receive a pro-rated annual incentive plan payment based on actual results for the year of termination; and receive subsidized health care coverage for one year and outplacement coverage. On and after the distribution date, Mr. Angerthal will participate in the Company Executive Severance Allowance Plan.

Executive Compensation Update Post-2007

Mr. Aylward

Mr. Aylward’s compensation package consists of an annual base salary of $350,000, an annual incentive target of $490,000 (set at 140% of annual base salary) and a long-term incentive target of $490,000 (set at 140% of annual base salary). Mr. Aylward received 21,491 PNX restricted stock units in connection with the 2008 long-term incentive award program that will vest on February 13, 2011; on February 13, 2008, a stock option award for 53,728 shares of PNX common stock (at $11.40) under the 2008 long-term incentive program; and on March 5, 2008, an award for 4,453 PNX restricted stock units in connection with the enhancement from the 2007 annual incentive. Mr. Aylward is also eligible for severance benefits provided under the PNX Executive Severance Allowance Plan prior to the distribution date and the Company Executive Severance Allowance Plan on and after the distribution date.

Based on a review of market comparables of asset management companies and compensation practices, taking into consideration the size of the firm, the experience of the chief executive officer and the pay mix of asset management firms, the target compensation of Mr. Aylward, the Company’s Chief Executive Officer, will be increased, effective as of the distribution date, by $470,000. This increase is composed of a $75,000 increase to his base annual salary to $425,000, a $360,000 increase to his annual incentive target to $850,000 and a $35,000 increase to his long-term incentive target to $525,000.

Ms. Curtiss

Ms. Curtiss’s compensation package consists of an annual base salary of $240,000, an annual incentive target of $132,000 (set at 55% of annual base salary) and a long-term incentive target of $96,000 (set at 40% of annual base salary). Ms. Curtiss received 4,211 PNX restricted stock units in connection with the 2008 long-term incentive award program that will vest on February 13, 2011; on February 13, 2008, a stock option award for 10,526 shares of PNX common stock (at $11.40) under the 2008 long-term incentive program; and on March 5, 2008, a stock option award for 20,000 shares of PNX common stock (at $11.05) in connection with her promotion to Senior Vice President. Ms. Curtiss is also eligible for severance benefits provided under the PNX Executive Severance Allowance Plan prior to the distribution date and the Company Executive Severance Allowance Plan on and after the distribution date.

Mr. Neamtz

Mr. Neamtz was hired by PNX to be the Company’s Head of Retail Distribution effective December 11, 2007. Mr. Neamtz’s compensation package consists of an annual base salary of $275,000, an annual incentive target of $600,000 (set at approximately 220% of annual base salary) subject to a minimum and certain restrictions for 2008 and 2009) and a long-term incentive target of $137,500 (set at 50% of annual base salary). Mr. Neamtz received 6,031 PNX restricted stock units in connection with the 2008 long-term incentive award program that will vest on February 13, 2011; on February 13, 2008, a stock option award for 15,077 shares of PNX common stock (at $11.40) under the 2008 long-term incentive program; and on February 13, 2008, a performance-contingent restricted stock unit award for 8,017 target shares in connection with his participation in the 2007-2009 long-term incentive cycle. On March 5, 2008, Mr. Neamtz received 9,050 PNX restricted stock units in connection with his employment offer that will vest on the third anniversary of the award date, subject to employment with the Company and the terms of the award agreement. Mr. Neamtz is also eligible for severance benefits provided under the PNX Executive Severance Allowance Plan prior to the distribution date and the Company Executive Severance Allowance Plan on and after the distribution date.

Mr. Waltman

Mr. Waltman was rehired by PNX to be the Company’s Head of Product Development effective July 28, 2008. Mr. Waltman’s compensation package consists of an annual base salary of $250,000, an annual incentive target of $175,000 (set at 70% of annual base salary) subject to a minimum of $95,000 for 2008, and a long-term incentive target of $150,000 (set at 60% of annual base salary). Mr. Waltman is also receiving a sign-on bonus of $105,000 payable in installments (one may occur after the distribution date), subject to certain conditions, to compensate him for equity and cash incentives foregone with his previous employer. On August 14, 2008, Mr. Waltman received 6,539 PNX restricted stock units in connection with his employment offer that will vest on the third anniversary of the award date, subject to employment with the Company and the terms of the award agreement. Mr. Waltman is also eligible for severance benefits provided under the PNX Executive Severance Allowance Plan prior to the distribution date and the Company Executive Severance Allowance Plan on and after the distribution date.

Salary and Incentives as a Percentage of Total Compensation

In 2007, the proportion of salary and incentives reflected in columns (c) through (g) of the “Summary Compensation Table for 2007 Fiscal Year” to total compensation as reflected in column (j) of that table was from 84% to 99%.

Grants of Plan-Based Awards in Fiscal Year 2007

The following table supplements the information provided in the “Summary Compensation Table for 2007 Fiscal Year” concerning 2007 awards granted to NEOs, including the range of compensation opportunities under PNX’s 2007 annual incentive plan and the 2007-2009 long-term incentive cycle if specified pre-determined performance goals are met. Additional information concerning these awards may be found in the narrative that accompanies the table below. Except for awards for the 2007-2009 long-term incentive cycle, we intend to convert the equity awards reflected in the table to Company equity or stock options, as applicable, on the distribution date.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Number of Estimated Future Payouts Under Equity Incentive Plan Awards(3)			All Other Stock Awards: Number of Shares of Stock or Units (i)		All Other Option Awards: Number of Securities Underlying Options (j)		Exercise or Base Price of Option Awards per share (k)	Grant Date Fair Value of Stock and Option Awards(4) (l)
Name (a)	Grant Date (b)	Threshold (c)	Target (d)	Maximum (2) (e)	Threshold (f)	Target (g)	Maximum (h)
George R. Aylward, Jr.		$222,750	$445,500	$1,113,750
	02/08/2007									30,000	(5)	$14.53	$189,000	(6)
	03/05/2007				14,152	28,304	56,608						390,595
	09/05/2007							35,896	(7)				495,006	(8)
Nancy G. Curtiss	03/05/2007	62,500	125,000	250,000	1,827	3,653	7,306						50,411
J. Steven Neamtz
Francis G. Waltman	02/08/2007 03/05/2007	66,625	133,250	333,125	3,907	7,814	15,628			10,000	(9)	14.53	63,000 107,833	(6)

(1)

Represents the incentive opportunity under The Phoenix Companies, Inc. Annual Incentive Plan for Executive Officers with respect to Mr. Aylward and under The Phoenix Companies, Inc. Performance Incentive Plan with respect to Ms. Curtiss and Mr. Waltman for the

2007 performance period, as described in “2007 Awards.” Mr. Neamtz was not eligible for any 2007 incentive awards due to his date of hire. Mr. Waltman forfeited eligibility due to his resignation on December 14, 2007. Awards under this plan were funded when PNX met established thresholds for return on equity and EBIDTA with respect to Asset Management, as defined in the footnotes to the “2007 Annual Incentive Pool Funding” table. Awards between threshold and target were paid in cash. Awards above target were paid in a mix of cash and RSUs. The actual 2007 cash incentive payments pursuant to this award are reflected in column (g) of the “Summary Compensation Table for 2007 Fiscal Year.” The RSU portion of this incentive is described in note 2 below.

(2)	With respect to Mr. Aylward and Mr. Waltman, represents the maximum award equal to 250% of target, including a portion that would be paid in service-vested RSUs in connection with the 2007 annual incentive enhancement as described in “—Grants of Plan-Based Awards in Fiscal Year 2007—Estimated Future Payouts Under Equity Incentive Plan Awards.” The actual number of RSUs was determined based on the closing price of PNX common stock on March 5, 2008. For Ms. Curtiss, represents the maximum award equal to 200% of target.

(3)	Represents performance-contingent RSUs awarded pursuant to the 2007-2009 LTIP cycle. These incentives are determined based on PNX’s 2009 ROE. The actual payments pursuant to this award, if any, will be made in 2010 based on achievement of performance criteria measured at completion of the three-year performance cycle. Mr. Waltman’s award for this cycle was forfeited upon his resignation on December 14, 2007.

(4)	Except as footnoted otherwise, these figures represent the grant date fair value of the 2007-2009 LTIP cycle awards, measured as of the grant date based on FAS 123R. The value reported is based on the closing market price of PNX common stock on the grant date of $13.80 and the expected outcome of awards, as measured on the grant date, equal to 100% of target results. The actual value of these awards, if any, will depend on the ROE performance results for this LTIP cycle, the participant’s employment status at the end of the performance cycle, and the market value of PNX common stock on the date final awards are determined.

(5)	Represents the grant of stock options in connection with Mr. Aylward’s promotion as described in “—Compensation Discussion and Analysis— Stock Options and Service-Vested Restricted Stock Units.” These options vest in one-third increments on February 8 of 2008, 2009 and 2010 (or earlier, in certain circumstances, if employment is terminated in connection with a change-in-control). The term of the option is 10 years from date of grant.

(6)	The grant date fair value of this stock option is presented pursuant to SEC rules and calculated under the Black-Scholes Model for pricing options. The material assumptions used for this calculation were: (i) an exercise price equal to the closing price of PNX common stock on the date of grant ($14.53); (ii) a volatility factor of 30.391%; (iii) a risk-free rate of return of 4.734%; (iv) a dividend yield of 1.10%; (v) a three-year vesting schedule; and (vi) a 10-year option term. This grant date fair value is not intended to forecast possible appreciation, if any, of PNX common stock. The ultimate value of the options will depend on the future market price of our or PNX, as applicable, common stock, which cannot be forecast with reasonable accuracy. The actual value, if any, an optionee will realize upon exercise of an option will depend on the excess of the market value of our or PNX, as applicable, common stock, on the date the option is exercised, over the exercise price.

(7)	Represents a one-time retention incentive, as described in “—Compensation Discussion and Analysis—Stock Options and Service-Vested Restricted Stock Units.” These RSUs, which vest on the third anniversary of the award date (or earlier, in certain circumstances, either pro rata or fully, if employment is terminated due to death, disability, approved retirement, involuntary termination that qualifies for severance or in connection with a change-in-control), are credited with dividend equivalents and interest thereon. The RSUs are scheduled to convert into our or PNX, as applicable, common stock on the third anniversary of the award date.

(8)	Represents the grant date fair value of the award described in note 7 above, measured as of the grant date based on FAS 123R. The value reported is based on the closing market price of PNX common stock on the grant date ($13.79). The actual value of this award, if any, will depend on the participant’s employment status and the market value of our or PNX, as applicable, common stock on the vesting date.

(9)	Represents the grant of stock options in recognition of Mr. Waltman’s performance. These options were forfeited on December 14, 2007 upon Mr. Waltman’s resignation.

Estimated Future Payouts Under Non-Equity Incentive Plan Awards

Actual incentive awards were determined based on the factors described in “—Compensation Discussion and Analysis—Incentive Compensation—Annual Incentives.” These awards, reflected in column (g) of the “Summary Compensation Table for 2007 Fiscal Year”, were paid on March 15, 2008.

Estimated Future Payouts Under Equity Incentive Plan Awards

The primary equity incentives for the PNX NEOs were provided through the LTIP, which PNX stockholders approved in 2003. The LTIP is described in “—Compensation Discussion and Analysis—Incentive Compensation—Long-Term Incentives.” In 2007, PNX’s compensation committee approved the performance objective of a 2009 ROE target of 9% for the 2007-2009 performance cycle. If this target is achieved, the RSUs for this incentive award reflected in column (g) of the preceding table will be paid. The RSUs for this incentive award reflected in column (f) (threshold) will be paid for 2009 ROE of 8%, and the RSUs for this incentive award in column (h) (maximum) will be paid for 2009 ROE of 10%. The RSUs for the 2007-2009 cycle, if any, are scheduled to convert into shares of our or PNX, as applicable, common stock or such cash equivalent in 2010.

In 2007, a special enhancement to the annual incentive plan was provided to Mr. Aylward and Mr. Waltman. The normal annual incentive plan provides employee incentive opportunities between 0% and 200% of target incentive levels based on the achievement of pre-determined performance goals, including financial, department and individual goals. For 2007, the maximum payout level of 200% of target incentive levels was increased to 250%. Achievements in excess of target goals would yield awards above target performance results that would be determined by interpolating between target payment (100% of target incentive levels) and 250%, instead of the normal interpolation between target and 200%. Any payments resulting from the enhancement would be paid in service-vested RSUs that would vest incrementally over the two-year period following determination of final awards results. Mr. Waltman’s incentive opportunity under this program was forfeited upon his resignation on December 14, 2007. Based on actual 2007 performance results, Mr. Aylward participated in the 2007 incentive payout, including the special enhancement. See the 2007 NEO Annual Incentive Awards table under “—Compensation Discussion and Analysis—Incentive Compensation—Annual Incentives.”

Stock Option Plan

In 2007, with respect to awards for NEOs, PNX granted ISOs first, and then non-qualified options if ISO limits precluded the full award from being made in ISOs. All option awards are granted at the grant date fair market value of PNX common stock on the date the award is approved, or, if later, effective. Generally, all awards are subject to a three-year graded vesting schedule, and recipients have a maximum of 10 years to exercise the option. Upon termination of employment, stock options generally must be exercised within 30 days following termination of employment. In cases of termination due to death, disability or retirement, options must be exercised within five years from the date of termination of employment. For termination of employment in connection with a qualifying business disposal or divestiture, the compensation committee may allow options that must be exercised within three years from the date of termination of employment or divestiture. In the case of terminations due to cause, all outstanding options expire immediately.

Outstanding Equity Awards at 2007 Fiscal Year-End

The following table sets forth information concerning stock options and non-vested RSU awards with respect to PNX common stock held by the NEOs as of December 31, 2007.

	Option Awards						Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options Exercisable (b)	Number of Securities Underlying Unexercised Options Unexercisable (c)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (d)	Option Exercise Price (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (g)		Market Value of Shares or Units of Stock That Have Not Vested (1) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(2) (i)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(1) (j)
George R. Aylward, Jr.	8,333 20,000 6,500	30,000 16,667	(6) (8)		$14.53 14.49 10.83 16.20	02/08/17 02/02/16 11/04/14 06/25/12	35,896	(7)	$426,086	28,304 13,326 6,270	(3) (4) (5)	$335,968 158,180 74,425
Nancy G. Curtiss	6,000				16.20	06/25/12				3,653	(3)	43,361
J. Steven Neamtz
Francis G. Waltman	6,666 10,000				14.49 16.20	01/16/08 01/16/08

(1)	Based on the December 31, 2007, the last trading day in 2007, closing price of PNX common stock of $11.87.

(2)	These figures, which are rounded to the nearest whole number, represent the number of RSUs which may be earned at target performance. Actual payouts are scheduled to occur in the quarter following the end of the relevant performance period and will be based on actual performance relative to the performance target established for each award. Each RSU is convertible into one share of PNX common stock.

(3)	Represents the grant of performance-contingent RSUs in connection with the 2007-2009 LTIP cycle, assuming awards are made at target. The LTIP is described in “—Compensation Discussion and Analysis—Incentive Compensation—Long-Term Incentives.” The final number of RSUs payable, if any, will be determined in 2010 based on actual 2009 ROE, as defined in note 1 to the “2007 Annual Incentive Pool Funding” table under “—Compensation Discussion and Analysis—Incentive Compensation—Annual Incentives.”

(4)	Represents the grant of performance-contingent RSUs in connection with the 2006-2008 LTIP cycle, assuming awards are made at target. The LTIP is described in “—Compensation Discussion and Analysis—Incentive Compensation—Long-Term Incentives.” The final number of RSUs payable, if any, will be determined in 2009 based on actual three-year average return on equity for the 2006-2008 period relative to the performance target established for this period. For this purpose, return on equity means (a) operating income divided by (b) average adjusted stockholders’ equity. Operating income represents income from continuing operations, before realized investment gains or losses and certain other items not related to our operating performance. The average adjusted stockholders’ equity represents the 12-month average of the average monthly adjusted stockholders’ equity, where monthly adjusted stockholders’ equity is defined as the average of the total equity at the beginning and end of each month adjusted for accumulated other comprehensive income, accumulated realized losses in retained earnings related to collateralized obligation trusts consolidated under FIN 46R and equity attributed to discontinued operations.

(5)	Represents the grant of performance-contingent RSUs in connection with the 2005-2007 LTIP cycle, assuming awards are made at target. The LTIP is described in “—Compensation Discussion and Analysis—Incentive Compensation—Long-Term Incentives.” The final number of RSUs awarded, as reflected in the table below, was determined in 2008 to be 0% of target based on actual three-year average of Cash ROE for the 2005-2007 period relative to the performance target established for this period. For this purpose, Cash ROE means (a) operating income from continuing operations, excluding realized investment gains or losses, venture capital, amortization of intangibles and non-recurring items; divided by (b) average adjusted stockholders’ equity. The average adjusted stockholders’ equity represents the 12-month average of the average monthly adjusted stockholders’ equity, where monthly adjusted stockholders’ equity is defined as the average of the total equity at the beginning and end of each month adjusted for accumulated other comprehensive income, accumulated realized losses in retained earnings related to collateralized obligation trusts consolidated under FIN 46(R) and equity attributed to discontinued operations.

Results of the 2005-2007 LTIP Cycle

Name	Threshold Number of RSUs	Target Number of RSUs	Maximum Number of RSUs	Actual Number of RSUs	12/31/2007 Market Value of Actual RSUs Awarded
George R. Aylward, Jr.	3,135	6,270	12,540	—	$—
Nancy G. Curtiss
J. Steven Neamtz
Francis G. Waltman	3,583	7,166	14,332	—	—

(6)	Represents the grant of stock options in connection with Mr. Aylward’s promotion to Senior Executive Vice President and President of Asset Management. One-third of these options vested on February 8, 2008. Of the remaining options, one-half will vest in on February 8, 2009 and one-half will vest on February 8, 2010.

(7)	Represents a one-time retention incentive. These RSUs, which vest on September 5, 2010 (or earlier, in certain circumstances, either pro rata or fully, if employment is terminated due to death, disability, approved retirement, involuntary termination that qualifies for severance or in connection with a change-in-control), are credited with dividend equivalents and interest thereon. The RSUs are scheduled to convert into PNX common stock on September 5, 2010.

(8)	Represents the grant of stock options in connection with Mr. Aylward’s performance in 2005. Fifty percent of these options vested on February 2, 2008 and the remaining 50% will vest on February 2, 2009 (or earlier, in certain circumstances, if employment is terminated in connection with a change-in-control).

Option Exercises and Stock Vested in Fiscal Year 2007

The following table sets forth information concerning the vesting of RSUs that occurred during 2007. None of the NEOs exercised any stock options in 2007.

	Option Awards		Stock Awards
Name (a)	Number of Shares Acquired on Exercise (b)	Value Realized on Exercise (c)	Number of Shares Acquired on Vesting(1)(3) (d)	Value Realized on Vesting(2) (e)
George R. Aylward, Jr.			2,451	$33,824
Nancy G. Curtiss
J. Steven Neamtz
Francis G. Waltman			3,064	42,283

(1)	These figures, which are rounded to the nearest whole number, represent the number of RSUs which vested in 2007 prior to any reduction for tax withholding. Each RSU is convertible into one share of PNX common stock.

(2)	Represents the market value of the RSUs based on the closing price of PNX common stock on the vesting date.

(3)	Represents the final number of RSUs that were awarded in connection with PNX’s 2004-2006 LTIP cycle. These RSUs converted to shares of PNX common stock, without consideration, on March 5, 2007.

Non-Qualified Deferred Compensation in Fiscal Year 2007

The following table sets forth information concerning NEO participation in deferred compensation plans, excluding The Phoenix Companies, Inc. Savings and Investment Plan (the “401(k) Plan”). The table includes 2007 compensation deferrals, PNX contributions, earnings, withdrawal activity, total balances as of December 31, 2007 and the portion of the aggregate balances as of December 31, 2007 that were reported in Summary Compensation Tables for prior years.

Name (a)	Deferral Type	Executive Contributions in Last FY(1) (b)	Registrant Contributions in Last FY(2) (c)	Aggregate Earnings in Last FY(3) (d)	Aggregate Withdrawals/ Distributions (e)	Aggregate Balance at Last FYE(4) (f)	Portion of Aggregate Balance at Last FYE Reported in Prior SCT (g)
George R. Aylward, Jr.	Excess Investment Plan	$5,250	$6,300	$(133)	$—	$13,838	$—
Nancy G. Curtiss	Excess Investment Plan	—	—	27,442	—	411,185	—
J. Steven Neamtz	Excess Investment Plan	—	—	—	—	—	—
Francis G. Waltman	Excess Investment Plan	—	—	372	5,118	—	—

(1)	These figures represent voluntary deferrals of 2007 salary into The Phoenix Companies, Inc. Non-Qualified Deferred Compensation and Excess Investment Plan (the “Excess Investment Plan”), as described in the following narrative. The corresponding salary figures in the “Summary Compensation Table for 2007 Fiscal Year” include these deferral amounts.

(2)	These figures represent the 2007 non-qualified PNX matching contribution made in the Excess Investment Plan.

(3)	Represents the change in account value between December 31, 2006 and December 31, 2007, less any executive or PNX contributions, plus any account distributions.

(4)	Based on the market value of assumed investment options as of December 31, 2007.

The Phoenix Companies, Inc. Non-Qualified Deferred Compensation and Excess Investment Plan

Certain of PNX employees, including its named executive officers, could have elected to defer up to 60% of their base pay and up to 100% of their annual incentive awards under the Excess Investment Plan. Base pay deferrals commence when year-to-date base pay exceeds the Code limitation on qualified plan compensation which was $225,000 in 2007.

With respect to base pay deferrals only, PNX made a corresponding match credit using the same formula as provided in its 401(k) Plan. For the first half of 2007, this match formula was the same for all participants, equal to 100% on the first 3% deferred, plus 50% on the next 2% deferred, for a maximum Company match of 4% of base pay between the Excess Investment Plan and the 401(k) Plan.

Effective July 1, 2007, all of the NEOs received the PNX match based on the following schedule:

Years of Service on January 1	PNX Match Formula	Maximum PNX Match Rate as a Percentage of Base Pay
Less than 5 years	100% on first 3% of pay saved; 50% on next 3%	4.5%
5 to 9 years	100% on first 6% of pay saved	6.0%
10 to 14 years	100% on first 3% of pay saved; 150% on next 3%	7.5%
15 years or more	150% on first 6% of pay saved	9.0%

Based on this schedule, the maximum PNX match rate for 2007, as a percentage of base pay for our NEOs, was:

	Maximum 2007 PNX Match Rate for NEOs
Name	Prior to July 1, 2007	After June 30, 2007
George R. Aylward, Jr.	4%	7.5%
Nancy G. Curtiss	4%	9.0%
J. Steven Neamtz	4%	4.5%
Francis G. Waltman	4%	9.0%

The Excess Investment Plan provided participants with a choice of mutual fund offerings similar to those funds made available to employees under the 401(k) Plan. There are no above-market or guaranteed returns in the Excess Investment Plan. Participants could have modified their investment elections at any time under the Excess Investment Plan. Deferrals were credited to the funds selected by the participants and based on the market price for such funds on the date such compensation would otherwise have been paid.

Account balances under the plan, reflecting cumulative appreciation/depreciation and interest credits (depending on the investment fund(s) chosen by the participant) are paid to participants, based on their election made prior to deferral, in lump sum or annual installments following the termination of services with the Company. In-service withdrawals may only be taken to remedy severe financial hardship caused by an unforeseeable emergency as permitted under Code section 409A, and any other applicable laws. Loans are not permitted under this plan. All balances under this plan are unfunded general obligations of the Company, which the Company, at its discretion, may hedge in full or in part by making contributions to a trust subject to the claims of its creditors in certain circumstances. Currently, the Company hedges 100% of this obligation by making investments in the same funds and in the same amounts as participants have elected.

Termination Payments and Change-in-Control Agreements

PNX has entered into certain agreements and maintains certain plans that will require it to provide compensation to certain of our NEOs in the event of a termination of employment, including termination of employment in connection with a change-in-control. The amounts payable to each NEO are estimated in the tables provided in this section. No incremental benefits are provided under these programs in the event of a voluntary termination by the NEO without good reason or by PNX for cause.

Upon termination of employment, all NEOs would receive their vested benefits under any IRS-qualified plan; benefits and conversion rights under the Consolidated Omnibus Budget and Reconciliation Act (“COBRA”), if applicable; and the non-qualified plans’ benefits pursuant to the terms of the plans.

Change-in-Control Agreements

Effective January 1, 2006, PNX entered into an agreement with Mr. Aylward which, in certain circumstances, would have provided separation benefits upon the termination of employment in connection with a change-in-control. This agreement superseded a similar agreement that expired on January 1, 2006. The protections provided under the agreement can only be triggered by termination of employment either (i) by PNX for reasons other than death, disability (as defined in the agreements), Cause or retirement, or (ii) by the executive for good reason, provided such termination occurs following, or is effectively connected with, the occurrence of a change-in-control. This agreement had an initial term of two years with provisions for automatic renewals for successive one-year periods, unless either party provides to the other party written notice at least 60 days prior to the end of the initial term or any renewal term that PNX or NEO does not want the term so extended.

This agreement for Mr. Aylward provides for Change-in-Control severance benefits including: (i) vesting of pension plan benefits and an enhanced pension benefit in an amount equal to two years of additional service and age credit and/or pension equity formula credits, as applicable, under such plans payable at the same time, and in the same form as regular pension benefits; (ii) in lieu of any severance benefits payable under any other plan, policy or program, a cash amount equal to two times the sum of base salary plus the greater of the average of annual incentive compensation earned in the last three fiscal years prior to the Change-in-Control and the annual incentive target for the year in which employment terminates; (iii) two years of continued medical, dental and long-term disability coverage; (iv) vesting of benefits under equity compensation plans; (v) an amount equal to a pro-rata portion of the annual incentive award earned for the year in which termination occurs (or target incentive, if greater) and a pro-rata portion of long-term awards for each then open cycle at target; (vi) an amount equal to two years of additional contributions that would have made to PNX’s 401(k) Plan and/or the Excess Investment Plan; and (vii) outplacement services. Mr. Aylward would be subject to a confidentiality covenant after his termination of employment, which will require him to maintain the confidentiality of any confidential or proprietary information and a non-solicitation covenant for two years after the Employment Period (as defined in the agreement) during which he could solicit employees of the Company.

This agreement terminates automatically upon Mr. Aylward’s death, termination due to disability (as defined in the agreements), termination for Cause or voluntary retirement. If his employment is terminated during the Employment Period (as defined in the agreements) by reason of his death or disability (as defined in the agreement), the agreement will terminate and PNX would pay (i) his base salary through the date of termination; (ii) any vested amounts or benefits under applicable employee benefit plans, agreements and programs, as well as any accrued vacation pay not yet paid; and (iii) any other benefits payable in such situation under the plans, agreements, policies or programs of PNX.

In addition, as a result of Mr. Aylward’s February 8, 2007 appointment as Senior Executive Vice President and President, Asset Management, he received a higher multiple (2.5 instead of 2.0) and gross-up provisions.

Mr. Aylward has a change in control agreement with PNX effective January 1, 2008 that contains certain revisions from the previous agreement as a result of a comprehensive market assessment of such agreements in 2007 directed by the PNX board of directors. The following changes are reflected in Mr. Aylward’s 2008 agreement: (i) a two-year term with automatic renewals for successive one-year periods unless either party provides prior written notice; (ii) in connection with the change to PNX’s pension plan formula as of July 1, 2007, the pension enhancement under the PNX SERP is applied only to the new pension equity portion of the SERP benefit; and (iii) with respect to the determination of the severance amount, the portion of the formula based on annual incentive compensation will be based solely on the target amount for the year of termination of employment instead of the greater of such target amount and the average of actual annual incentives paid for the prior three years. Mr. Aylward’s agreement was also revised to comply with Code section 409A, based on guidance available at that time. Mr. Aylward’s agreement will not be triggered by the spin-off and will terminate pursuant to its terms effective upon the distribution date.

We are in the process of executing a new change in control agreement with our CEO, to be effective on the distribution date, that contains substantially similar terms, with a few changes to reflect differences in industry practice, such as no pension and SERP provisions because the Company will not have those plans.

It is expected that our independent directors will review the appropriateness of change-in-control agreements for our other executives, and determine whether, and the extent to which, to offer the protections afforded by such agreements to any other of our NEOs.

Executive Severance Allowance Plan

In 2007, if certain of our NEOs were involuntarily terminated, subject to certain exceptions, he or she would have been eligible to receive (i) a payment equal to the executive’s annual base salary, paid in the form of a lump sum payment or in installments, in each case commencing as soon as practicable following separation from service; (ii) a pro-rata portion of the annual incentive awards he or she earned for the fiscal year in which he or she separated from service; (iii) outplacement services; and (iv) continued active participant rates in the medical and dental plans for 12 months of the COBRA continuation period, if the executive elects coverage under COBRA.

Benefits are paid from our general assets and are conditioned on a number of factors, including covenants within the terms of the Executive Severance Allowance Plan and the signing of an agreement containing certain covenants (see (i), (ii) and (iv) in the next sentence) and a release of claims against PNX. The Executive Severance Allowance Plan conditions receipt of benefits on (i) refraining from interfering with ongoing operations and making disparaging remarks concerning PNX, its representatives, agents and employees; (ii) refraining from solicitation of employees, agents, representatives and/or clients of PNX; (iii) returning all PNX property; and (iv) complying with maintaining the confidentiality of confidential and proprietary information. Failure to comply with any of these covenants/conditions will cause immediate cessation of all payments under the plan and the executive must immediately reimburse PNX for all payments previously made.

All payments due under the plan are to be paid no later than March 15 of the calendar year following separation from service, except for any payments that are required to be paid at a later date pursuant to Code section 409A.

Effective January 1, 2008, the benefits became tiered based on years of service, and calculated based upon the executive’s base salary and the average of the last two annual incentive awards paid to the executive as of the termination date.

Our Executive Severance Allowance Plan, which will be effective on the distribution date, is modeled based on PNX’s design, but with a non-service based severance formula that will provide a more consistent level of severance protection for NEOs regardless of service history. For the first two years of the Plan, the severance formula will provide 12 months (18 months in the case of our CEO) of base salary plus target annual incentive bonus for the year of termination. Subsequently, the severance formula will provide 12 months (18 months in the case of our CEO) of base salary plus the average of the last two annual incentives (if any). Additionally, as in the PNX plan, NEOs would receive (i) a pro-rated payment under our applicable annual incentive plan, if any, for the year of termination based upon actual results; (ii) continued subsidized medical and dental coverage for one year; and (iii) executive outplacement coverage for six months.

Illustrations of Compensation and Benefits Upon Termination of Employment for Various Reasons

The following table summarizes the value of the compensation and benefits that certain of our NEOs would have received if their employment had been involuntarily terminated (other than for cause) as of December 31, 2007.

Payment for Involuntary Terminations

	George R. Aylward, Jr.	Nancy G. Curtiss	J. Steven Neamtz	Francis G. Waltman
Severance
Base Salary Component	$330,000	$194,615	$275,000	$205,000
Other Compensation
2007 Annual Incentive(1)	543,913	–	–	–
Unvested Service-Based RSUs(2)	45,485	–	–	–
Subtotal Severance and Other Compensation	919,398	194,615	275,000	205,000
Benefits
Health & Welfare(3)	3,597	3,597	10,110	10,110
Outplacement	10,000	5,195	10,000	10,000
Total Severance, Other Compensation, and Benefits	$932,996	$203,407	$295,110	$225,110

(1)	Reflects the actual 2007 annual incentive earned (excluding the annual incentive enhancement component that was awarded in RSUs in 2008 as described in “—Grants of Plan-Based Awards in Fiscal Year 2007—Estimated Future Payouts Under Non-Equity Incentive Plan Awards”).

(2)	RSU amounts are valued based on the December 31, 2007 closing price of PNX common stock of $11.87 per share.

(3)	Reflects estimated Company cost of continuing to subsidize certain health and welfare benefits for the NEOs for 12 months, based on coverage elections in effect for 2007.

The following table summarizes the value of the compensation and benefits that Mr. Aylward would have received if his employment had been terminated involuntarily (other than for Cause) or if Mr. Aylward had terminated employment for good reason in connection with a change-in-control of PNX as of December 31, 2007.

Change-in-Control Payments
George R. Aylward, Jr.
Severance
Base Salary Component	$660,000
Annual Incentive Component	891,000
Other Compensation
2007 Annual Incentive(1)	543,913
2005-2007 LTIP Cycle(2)	74,425
2006-2008 LTIP Cycle(2)	105,453
2007-2009 LTIP Cycle(2)	111,989
Unvested Service-Based RSUs(2)	426,086
Unvested Stock Options(2)	–
Incremental Non-Qualified Company Match(3)	49,500
280G Cut-back(4)	(1,332,439)
Subtotal Severance & Other Compensation	1,529,927
Benefits and Perquisites
Health & Welfare(5)	8,572
Outplacement	20,000
Total Severance, Other Compensation, Benefits and Perquisites	$1,558,499

(1)	Reflects the higher of target 2007 annual incentive and actual 2007 annual incentive, excluding the annual incentive enhancement component that was awarded in RSUs in 2008 as described in “—Grants of Plan-Based Awards in Fiscal Year 2007—Estimated Future Payouts Under Non-Equity Incentive Plan Awards”.

(2)	All LTIP and RSU amounts are valued based on the December 31, 2007 closing price of PNX common stock of $11.87 per share. Stock options reflect the spread value between the exercise price and $11.87 for any options vesting upon a change-in-control.

(3)	Reflects the applicable PNX matching formula from the 401(k) Plan and the Excess Investment Plan multiplied by the base salary component of severance.

(4)	If change-in-control payments are greater than three times the average W-2 reported compensation for the preceding five years, then an excise tax is imposed on the portion of the payment that exceeds one times the average W-2 reported compensation for the preceding five years (the “base amount”). The change-in-control agreement for Mr. Aylward as of December 31, 2007 limited payments in connection with a change-in-control to 2.99 times the base amount. As such, Mr. Aylward’s figures reflect the reduction in benefits required to meet this limit.

(5)	Reflects estimated PNX cost of continuing to subsidize certain health and welfare benefits for 24 months.

New Plan

In connection with the spin-off, and effective on the distribution date, we will adopt the Virtus Investment Partners, Inc. Omnibus Incentive and Equity Plan (the “Omnibus Plan”).

Omnibus Incentive and Equity Plan

The purpose of the Omnibus Plan is to allow us to incent and reward employees, non-employee directors and consultants by means of cash or shares of our common stock. The following is a summary of the expected terms of the Omnibus Plan.

Common Stock Available for Awards. The maximum number of shares of our common stock available for issuance under the Omnibus Plan will be              shares. In the discretion of our Compensation Committee,              of these shares may be granted in the form of incentive stock options. If any shares covered by an award are cancelled, forfeited, terminated, expire unexercised or are settled through issuance of consideration other than shares of our common stock (including, without limitation, cash), these shares will again become available for award under the Omnibus Plan.

Eligibility. Awards may be made under the Omnibus Plan to any employee of the Company or its subsidiaries, any of our non-employee directors or consultants. Because participation and the types of awards under the Omnibus Plan are subject to the discretion of our Compensation Committee, the number of participants in the plan and the benefits or amounts that will be received by any participant or groups of participants are not currently determinable.

Administration. Effective as of the distribution date, our Compensation Committee will administer the Omnibus Plan. Subject to the terms of the Omnibus Plan, the administrator of the plan may select participants to receive awards, determine the types of awards and the terms and conditions of awards, interpret provisions of the plan and make all factual and legal determinations regarding the plan and any award agreements.

Types of Awards. The Omnibus Plan will provide for grants of stock options (which may consist of incentive stock options or nonqualified stock options), stock appreciation rights, stock awards (which may consist of restricted stock and restricted stock units), performance awards (both cash and equity) and any other types of equity awards. The terms of the awards will be embodied in an award agreement and awards may be granted singly, in combination or in tandem. All or part of an award may be subject to such terms and conditions established by our Compensation Committee, including, but not limited to, continuous service with the Company and its subsidiaries, achievement of specific business objectives and attainment of performance goals. No award may be re-priced.

•

Stock Options and Stock Appreciation Rights. The Omnibus Plan permits the granting of stock options to purchase shares of our common stock and stock appreciation rights. The exercise price of each stock option and stock appreciation right may not be less than the fair market value of our common stock on the date of grant. The term of each stock option or stock appreciation right will be set by our

Compensation Committee and may not exceed ten years from the date of grant. Our Compensation Committee will determine the date each stock option or stock appreciation right may be exercised and the period of time, if any, after retirement, death, disability or other termination of employment during which stock options or stock appreciation rights may be exercised. In general, a grantee may pay the exercise price of an option in cash or shares of common stock.

•

Stock Awards. The Omnibus Plan permits the granting of stock awards. Stock awards that are not performance awards will generally be restricted for a minimum period of three years from the date of grant based on a graded vesting schedule; provided, however, that our Compensation Committee may provide for cliff vesting, immediate vesting or earlier vesting following an employee’s termination of employment for death, disability or retirement or upon a change of control or other specified events.

•

Performance Awards. The Omnibus Plan permits the granting of performance awards in the form of cash and/or equity. Performance awards will be subject to the satisfaction of specified performance criteria; provided, however, that our Compensation Committee may provide for earlier vesting following an employee’s termination of employment for death, disability or retirement or upon a change in control or other specified events. Our Compensation Committee will determine the terms, conditions and limitations applicable to the performance awards and set the performance goals in its discretion. The performance goals will determine the value and amount of performance awards that will be paid to participants and the portion of an award that may be exercised to the extent such performance goals are met. Performance awards may be designed by our Compensation Committee to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code (“Section 162(m)”), such as for awards for our executive officers. For purposes of Section 162(m), performance goals will be designated by our Compensation Committee and will be based upon one or more of the following performance goal measures:

•	gross or net cash flow, free cash flow, cash flow return on investment (discounted or otherwise), cash operating income, net cash provided by operations, or cash flow in excess of cost of capital;

•	sales;

•	revenues;

•	earnings per share, stock price or stockholder return (on a gross or net basis), or any rating by a nationally recognized statistical rating organization;

•	net income;

•	return on assets (gross or net), return on investment, return on capital or return on equity (or any combination);

•	economic value created;

•

operating income, earnings before or after taxes, interest, depreciation, amortization or extraordinary or special items (or any combination), which may be determined on a per share basis (basic or diluted);

•	debt to capital ratio, or risk based capital ratio;

•	operating margin, gross margin or other financial margin;

•	assets under management, gross or net flows of assets under management, market capitalization, or net assets;

•	segment income; and

•	dividend payout.

Any performance criteria selected by our Compensation Committee may be used to measure our performance as a whole or the performance of any of our segments, and may be measured for the Company alone or relative to a peer group or index.

Awards to Non-Employee Directors. Our Compensation Committee may grant non-employee directors one or more awards, including unrestricted common stock, and establish the terms of the award in the applicable award agreement. No award will confer upon any director any right to serve as a director for any period of time or to continue at any rate of compensation.

Award Payments. Awards may be paid in cash, common stock or a combination of cash and common stock. In addition, in the discretion of our Compensation Committee, rights to dividends or dividend equivalents may be extended to any shares of common stock or units denominated in shares of our common stock. Under the plan, during any one-year period, participants may not be granted options or stock appreciation rights exercisable for more than              shares of common stock or stock awards exercisable for more than              shares of common stock.

Adjustments. If there are any changes in the number of shares of our common stock resulting from stock splits, stock dividends, reorganizations, recapitalizations, the number of any merger or consolidation of the Company, or any other event that affects our capitalization occurs, the terms of any outstanding awards and the number of shares of our common stock issuable under the Omnibus Plan will be adjusted to prevent enlargement or dilution of the benefits or potential benefits intended to be made available under the Omnibus Plan.

Section 162(m) of the Internal Revenue Code. Section 162(m) limits us to an annual deduction for federal income tax purposes of $1,000,000 for compensation paid to covered employees. Performance-based compensation is excluded from this limitation. The Omnibus Plan is designed to permit our Compensation Committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m).

Assignability. Generally, no award under the Omnibus Plan is assignable or otherwise transferable, unless otherwise determined by our Compensation Committee.

Amendment, Modification and Termination. Our Board or our Compensation Committee may amend, modify, suspend or terminate the Omnibus Plan, to the extent that no such action will materially adversely affect the rights of a participant holding an outstanding award under the Omnibus Plan without such participant’s consent, and no such action will be taken without shareholder approval, to the extent shareholder approval is legally required.

COMPENSATION OF DIRECTORS

Director Compensation

Our compensation philosophy for non-employee members of our Board of Directors is to:

•	establish a basic compensation program that provides competitive levels of pay to attract and retain high quality board of director talent;

•	use a balanced combination of cash and equity; and

•	align board members’ compensation and shareholder interests by requiring share ownership for all directors.

Non-employee Director compensation will consist of (i) a retainer of $110,000 per year, (ii) an additional retainer of $50,000 per year for our non-executive board chairman, and (iii) an additional retainer of $10,000 for each committee chairman for each committee chaired. Such director compensation will be paid 50% in cash and 50% in Company common stock. The cash portion will be paid quarterly in advance and the equity portion will be paid in outright grants of common stock, granted annually at the annual stockholders meeting with a pro-rated initial grant upon registration of shares for the Company’s Omnibus Plan. The directors will not be able to defer receipt of their cash and equity compensation. We will not provide directors who are also our employees any additional compensation for serving as a director.

To evidence or reinforce the alignment of directors’ interests with shareholders interests, our share ownership ownership guidelines require the retention of a fixed number of shares in an amount equal to $300,000 divided by the average closing prices of our common stock over the first thirty days that our shares trade on the                         , rounded to the nearest 500 share increment.

Director Compensation Peer Group Assessment

PNX management conducted a review and assessment of the current market practices for asset management companies’ director compensation. Several factors entered into the selection of the companies and the assessment of results:

•	similar to PNX’s situation, many of the companies included in the review were significantly larger than the Company, and pay level, even for directors, generally correlates with company size;

•	PNX looked at compensation at the 25th percentile for setting the total pay level, which is comparable to the pay levels of other small companies in the peer group; and

•	as a secondary reference, PNX also considered compensation relative to PNX’s board of directors .

PNX analyzed the following components of board compensation, including:

•	total compensation for all directors compared to peer companies; and

•	cash and equity compared to peer companies.

The following peer companies were used for purposes of PNX’s assessment of market practice:

Director Compensation Peer Companies

Public Asset Management Companies – Less Than $1 Billion Market Capitalization	Public Asset Management Companies – Greater Than $1 Billion Market Capitalization
Calamos Asset Management, Inc.	Affiliated Managers Corp.
Diamond Hill	Alliance Capital Management
Epoch Holding Corp.	BNY Mellon Asset Management
Gamco Investors, Inc.	Cohen & Steers, Inc.
Pzena Investments	Eaton Vance
Federated Investors
Franklin Resources
Janus Capital Group
Nuveen Investments
T. Rowe Price Group

SECURITY OWNERSHIP BY

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership

Common Stock

All of the outstanding shares of our common stock are, and will be, prior to the distribution, held beneficially and of record by PNX. The following table sets forth information concerning shares of our common stock projected to be beneficially owned immediately after the distribution date by each person or entity known by us to be the beneficial owner of 5% or more of the outstanding shares of PNX’s common stock

The projected share amounts in the table below are based on the number of shares of PNX common stock owned by each person or entity as of the date indicated, as adjusted to reflect the distribution ratio of              share of our common stock for every one share of PNX common stock. To our knowledge, except as otherwise indicated in the footnotes below, each person or entity has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s or entity’s name. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the securities. Shares of common stock and stock options that are vested or are scheduled to vest within 60 days are deemed to be outstanding and to be beneficially owned by the persons holding the options for the purpose of computing the percentage ownership of the person.

Name	Amount and Nature of Beneficial Ownership of PNX Common Stock		Percent of Class of PNX Common Stock		Amount and Nature of Beneficial Ownership of Company Common Stock
Toscafund Asset Management LLP 90 Long Acre 7th Floor London, WC2E 9RA	10,583,818	(1)	9.30	%(1)
Third Point LLC 390 Park Avenue New York, NY 10022	10,000,000	(2)	8.70	%(2)
Morgan Stanley 1585 Broadway New York, NY 10036	6,478,460	(3)	5.70	%(3)
Dimensional Fund Advisors LP 1299 Ocean Avenue Santa Monica, CA 90401	6,002,951	(4)	5.25	%(4)
State Farm Mutual Automobile Insurance Company One State Farm Plaza Bloomington, IL 61710	5,934,451	(5)	5.19	%(5)

(1)	Based on a Schedule 13G/A filed with the SEC on November 6, 2008 by Toscafund Asset Management LLP (“Tosca Management”). The filing discloses that as of October 21, 2008, Tosca Management had sole dispositive and voting power with respect to 10,583,818 shares of PNX common stock and specifies that all of these shares are owned by it as manager of TOSCA, a Cayman Island Exempt Company.

(2)	Based on a Schedule 13D/A filed with the SEC on July 18, 2008 by Third Point LLC (“Third Point”). The filing discloses that as of July 16, 2008, Third Point had shared dispositive and voting power with respect to 10,000,000 shares of PNX common stock and specifies that Third Point beneficially owns the shares by virtue of the authority granted to it by the funds and managed accounts that it manages. The 10 million shares represent 8.70% of the shares of PNX common stock outstanding as of April 30, 2008.

(3)	Based on Schedule 13G filed with the SEC on April 10, 2008 by Morgan Stanley (“Morgan Stanley”). The filing discloses that as of April 3, 2008, Morgan Stanley had sole dispositive and voting power with respect to 6,478,460 shares of PNX common stock and specifies that all of these shares are owned by certain operating units of Morgan Stanley.

(4)

Based on a Schedule 13G/A filed with the SEC on February 6, 2008 by Dimensional Fund Advisors LP (“Dimensional”). The filing discloses that as of December 31, 2007, Dimensional had sole dispositive and voting power with respect to 6,002,951 shares of PNX common stock and specifies that all of these shares are owned by investment companies to which Dimensional serves as investment advisor and certain other commingled group trusts and accounts to which Dimensional serves as investment manager. The filing also specifies that Dimensional disclaims beneficial ownership of the securities reported. The 6,002,951 shares represent 5.25% of the shares of PNX common stock outstanding as of December 31, 2007.

(5)	Based on a Schedule 13G/A filed with the SEC on January 30, 2008 by State Farm Mutual Automobile Insurance Company (“State Farm”). This amount includes 5,881,918 shares of PNX common stock owned by State Farm as of December 31, 2007 and 52,533 shares of PNX common stock owned by three affiliated investment companies for which a State Farm subsidiary is the investment advisor as of December 31, 2007. The 5,934,451 shares represent 5.19% of the shares of PNX common stock outstanding as of December 31, 2007.

Convertible Preferred Stock

All of the outstanding shares of our Series A Preferred Stock are currently held beneficially and of record by Harris Bankcorp. In connection with the spin-off, we expect that all of the outstanding shares of our Series A Preferred Stock will be exchanged by Harris Bankcorp to PIM for an equal number of shares of our Series B Preferred Stock, and that PIM will sell an additional 35,217 shares of our Series B Preferred Stock to Harris Bankcorp. As a result of such exchange, all of the outstanding shares of our Series B Preferred Stock will be held beneficially and of record by Harris Bankcorp. The following table sets forth information concerning shares of our Series B Preferred Stock that we expect to be beneficially owned immediately after the distribution date by each person or entity known by us to be the beneficial owner of 5% or more of the outstanding shares of our Series B Preferred Stock. To our knowledge, each person or entity has sole voting and investment power with respect to the shares of Series B Preferred Stock set forth opposite such person’s or entity’s name. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the securities. In addition, under SEC rules, a person is deemed to be the beneficial owner of securities which may be acquired by such person upon the exercise of options and warrants or the conversion of convertible securities within 60 days from the date on which beneficial ownership is to be determined.

Name	Amount and Nature of Beneficial Ownership of our Series B Preferred Stock Immediately Prior to the Distribution	Percent of Class of Series B Preferred Stock	Total Percentage of Voting Power Immediately Prior to the Distribution
Harris Bankcorp, Inc. 111 W. Monroe Street, Chicago, IL 60603	45,000	100%	23%

Management Ownership

Common Stock

The following table sets forth the expected beneficial ownership of our common stock calculated as of September 30, 2008, based upon the distribution of              share of our common stock for every share of PNX common stock by:

•	each executive officer;

•	each of our directors; and

•	all of our executive officers and directors as a group.

To the extent our directors and executive officers own shares of PNX common stock at the time of the distribution, they will participate in the distribution on the same terms as other holders of shares of PNX common stock.

Following the distribution, we will have an aggregate of approximately              million shares of common stock outstanding, based on approximately              million shares of PNX common stock outstanding on             , 2008. Following the distribution, we will have approximately      holders of our common stock, based upon such number of PNX stockholders as of             , 2008. The percentage ownership of each beneficial owner of PNX common stock will be the same in the Company after the distribution.

The number of shares beneficially owned by each director or officer is determined according to the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. The mailing address for each of the directors and executive officers listed below is c/o Corporate Secretary, Virtus Investment Partners, Inc, 56 Prospect Street, Hartford, CT 06102.

Name of Beneficial Owner	Shares Beneficially Owned(1)(2)		Options Exercisable Within 60 Days(1)(3)	Restricted Stock Units(1)(4)	Total(1)(5)	Percent of Common Stock(6)
James R. Baio	0	(7)	0	0	0	*
Susan F. Cabrera	0	(7)	0	0	0	*
Diane M. Coffey	0	(7)	0	0	0	*
Timothy A. Holt	0	(7)	0	0	0	*
Edward M. Swan, Jr.	0	(7)	0	0	0	*
Mark C. Treanor	0	(7)	0	0	0	*
Michael A. Angerthal	0	(8)	0	0	0	*
George R. Aylward, Jr.	11,284		53,166	61,840	126,290	*
Nancy G. Curtiss	1,509		6,000	4,211	11,720	*
J. Steven Neamtz	0		0	15,081	15,081	*
Francis G. Waltman	3,766		0	6,539	10,305	*
All directors, director nominees and executive officers as a group (11 persons)	16,559	(9)	59,166	87,671	163,396	*

*	Less than 1%

(1)	All holdings are stated as of September 30, 2008, and are rounded to the nearest whole number.

(2)	In the case of the executive officers, the figures include share equivalents held in The Phoenix Companies, Inc. Savings and Investment Plan (the “401(k) Plan”). For Mr. Aylward, Ms. Curtiss, and Mr. Waltman, their numbers include 2,611, 1,509, and 3,766, respectively, share equivalents in the PNX 401(K) plan.

(3)	Reflects the number of shares that could be acquired under options exercisable within 60 days of September 30, 2008.

(4)	Reflects those RSUs outstanding whose conversion into shares is not contingent upon any performance-based criteria. Officers do not have the power to vote the shares underlying the RSUs. All are not vested.

(5)	Represents the sum of the total shares beneficially owned, the shares underlying options exercisable within 60 days and the shares into which the RSUs will be converted if the applicable conditions for vesting and issuance are met.

(6)	Reflects, as a percent of PNX outstanding common stock, the total of the first two columns.

(7)	The directors will receive a pro-rated initial grant of our common stock equal to 50% of their respective applicable retainers upon the registration of shares of our common stock for the Company’s Omnibus Plan, as set forth in “—Compensation of Directors—Director Compensation.”

(8)	Mr. Angerthal was hired by the Company on October 6, 2008.

(9)	Includes 7,887 share equivalents held in the 401(k) Plan.

Convertible Preferred Stock

We expect that none of our executive officers or directors will hold shares of our preferred stock before or after the distribution.

OUR RELATIONSHIP WITH PNX AFTER THE SPIN-OFF

We are presently wholly owned by Phoenix Investment Management Company (“PIM”), a wholly owned subsidiary of PNX, and the results of operations of entities that are or will be its subsidiaries have been included in PNX’s consolidated financial results. As a part of PNX, in the ordinary course of business, we have received from PNX various services mainly related to information technology support, human resources, facilities, corporate communications, compliance, corporate and staff, legal, internal audit and tax. Our historical financial statements included in this information statement include allocations by PNX of a portion of its direct costs and overhead related to these services. These cost allocations have been determined on a basis that the Company and PNX consider to be reasonable reflections of the use of these services. PNX allocated to us $20.4 million in 2005, $22.2 million in 2006 and $19.2 million in 2007 of expenses. Through September 30, 2008, PNX allocated to us $12.7 million of expenses. By the end of 2008, we expect to have assumed responsibility for substantially all of these services and their related expenses.

In connection with the spin-off, PNX is distributing its entire equity interest in the Company to PNX stockholders in a transaction that is intended to be a taxable transaction to PNX and its stockholders. The spin-off will be subject to a number of conditions, some of which are described more fully under “The Spin-Off.” After the spin-off, PNX will not have any ownership interest in the Company, and we will be an independent publicly traded company. In addition, after the spin-off, we will not have any ownership interest in PNX, and PNX will be an independent publicly traded company. PNX may, in its sole discretion, change the terms of the spin-off or decide not to complete the spin-off before the distribution date.

In connection with the spin-off, the Company and PNX will enter into the Separation Agreement and several other ancillary agreements to complete the separation of our business from PNX and to distribute our common stock to PNX stockholders. These agreements will govern the relationship between the Company and PNX after the distribution and will also provide for the allocation of employee benefits, taxes and other liabilities and obligations attributable to periods prior to the distribution. The agreements will have been prepared before the distribution and will reflect agreement between affiliated parties established without arms-length negotiation. We believe, however, that the terms of these agreements will equitably reflect the benefits and costs of our ongoing relationships with PNX. Along with the Separation Agreement, the other ancillary agreements include a:

•	Transition Services Agreement;

•	Tax Separation Agreement; and

•	Employee Matters Agreement.

These agreements governing our future relationships with PNX are summarized below. We may enter into other agreements with PNX prior to or concurrently with the distribution that would relate to other aspects of our relationship with PNX following the spin-off. Following the distribution, we may enter into other commercial agreements with PNX from time to time, the terms of which will be determined at those relevant times.

Copies of the forms of the agreements described below will be filed as exhibits to our Form 10, of which this information statement is a part. The summaries of the material agreements are qualified in their entireties by reference to the full text of the agreements. We encourage you to read the full text of these material agreements.

Separation Agreement

The Separation Agreement will set forth the agreement between the Company and PNX with respect to the principal corporate transactions required to effect our separation from PNX; the transfer of certain assets and liabilities required to effect such separation; the distribution of shares of our common stock to PNX stockholders; and other agreements governing the relationship between the Company and PNX following the separation. PNX will consummate the spin-off only if specified conditions are met. For additional information regarding conditions to the distribution, see “Summary—Corporate Information and Structure.”

Even if these conditions are satisfied, other events or circumstances could occur that could impact the timing or terms of the spin-off or PNX’s ability or plans to consummate the spin-off. As a result of these factors, the spin-off may not occur and, if it does occur, it may not occur on the terms or in the manner described, or in the timeframe contemplated.

The Contribution; Allocation of Assets and Liabilities; No Representations and Warranties

In connection with the distribution, PNX has contributed or will contribute to us certain assets to be included in our business, as described in this information statement. It will effect this contribution by transferring, or causing its subsidiaries to transfer, certain assets related to the conduct of our business. In addition, PIM will transfer all of our common stock to PNX, and we will transfer all of the stock and assets of Goodwin to PNX. After the spin-off, PNX will have no interest in our assets and business and, subject to certain exceptions described below, generally will have no obligation with respect to our liabilities after the distribution. Similarly, after the spin-off we will have no interest in the assets of PNX’s other businesses and generally will have no obligation with respect to the liabilities of PNX’s retained businesses after the distribution.

Except as expressly set forth in the Separation Agreement or in any ancillary agreement, neither we nor PNX will make any representation or warranty as to the assets, businesses or liabilities transferred or assumed as part of the contribution. Furthermore, unless expressly provided to the contrary in any ancillary agreement, all assets will be transferred on an “as is, where is” basis, and the respective transferees will agree to bear the economic and legal risks that any conveyance is insufficient to vest in the transferee good and marketable title free and clear of any security interest and that any necessary consents or approvals are not obtained or that requirements of laws or judgments are not complied with.

The Distribution

Following the satisfaction or waiver of all conditions to the distribution as set forth in the Separation Agreement, PNX will deliver to the distribution agent a certificate or certificates representing all of the outstanding shares of our common stock. PNX will instruct the distribution agent to distribute those shares on the distribution date or as soon thereafter as practicable, so that each PNX stockholder will receive      share of our common stock for every one share of PNX common stock they own as of the record date of the spin-off. The distribution of the shares of our common stock will be made in book-entry form.

Releases and Indemnification

The Separation Agreement generally will provide for a full and complete mutual release and discharge as of the date of the spin-off of all liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or have failed to occur and all conditions existing or alleged to have existed on or before the distribution, between or among PNX or its affiliates, on the one hand, and us or our affiliates, on the other hand, except as expressly set forth in the Separation Agreement. The liabilities released or discharged will include liabilities arising under any contractual agreements or arrangements existing or alleged to exist between or among any such members on or before the distribution, other than the Separation Agreement, the ancillary agreements described below and the other agreements referred to in the Separation Agreement.

Subject to certain exceptions, we may agree to indemnify PNX and its affiliates, and each of their directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	the business, operations, contracts, assets and liabilities of the Company and our affiliates, other than Goodwin, whether arising before or after the spin-off;

•

liabilities or obligations associated with our business, as defined in the Separation Agreement, or otherwise assumed by us pursuant to the Separation Agreement, including liabilities associated with litigation related to our business;

•	any breach by us of the Separation Agreement or any of the ancillary agreements entered into in connection with the Separation Agreement; or

•

any untrue statement or alleged untrue statement of any material fact contained in this information statement or any amendment or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated, except for information for which PNX may agree to indemnify us as described below.

Subject to certain exceptions, PNX may agree to indemnify us and our affiliates, and each of our directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	the business, operations, contracts, assets and liabilities of PNX and its affiliates, other than our business but including Goodwin, whether arising before or after the spin-off;

•

liabilities or obligations of PNX or its affiliates, including Goodwin, other than those of an entity forming part of our business or otherwise assumed by us pursuant to the Separation Agreement, including liabilities associated with litigation that is not related to our business;

•	any breach by PNX of the Separation Agreement or any of the ancillary agreements entered into in connection with the Separation Agreement; or

•

any untrue statement or alleged untrue statement of any material fact regarding PNX included in “Summary—Our Company,” “Summary—Summary of The Spin-Off” or “The Spin-Off—Reasons for the Spin-Off” above and any information regarding whether the distribution is taxable contained in this information statement.

Expenses

The Separation Agreement will provide that PNX will pay all costs and expenses incurred in connection with the spin-off and the transactions contemplated by the Separation Agreement, and all costs and expenses incurred in connection with the preparation, execution, delivery and implementation of the Separation Agreement and the ancillary agreements. PNX will also pay other expenses of the transaction, including the legal, filing, accounting, printing and other expenses incurred in connection with the preparation, printing, and filing of our Form 10, of which this information statement is a part, and this information statement.

Litigation Matters

The Separation Agreement will provide that we will diligently conduct, at our sole cost and expense, the defense of any actions related to the Company business, that we will notify PNX of any material developments related to such litigation, and that we will agree not to file cross claims against PNX in relation to such actions. PNX will make corresponding agreements with respect to actions that are not related to the Company business. The Company and PNX have agreed to share the cost and expense of certain actions that we cannot currently identify as being related to the Company or PNX businesses, until they can be so classified. Furthermore, the Separation Agreement will require the Company and PNX to cooperate to, among other matters, maintain attorney-client privilege and work product immunity in connection with litigation against us or PNX, as further set forth in the common interest agreement described below.

Amendments and Waivers; Further Assurances

The Separation Agreement will provide that no provisions of it or any ancillary agreement will be deemed waived, amended, supplemented or modified by any party unless the waiver, amendment, supplement or modification is in writing and signed by the authorized representative of the party against whom that waiver, amendment, supplement or modification is sought to be enforced.

The Company and PNX will agree to use our respective reasonable efforts to:

•

execute and deliver any additional instruments and documents and take any other actions the other party may reasonably request to effectuate the purposes of the Separation Agreement and the ancillary agreements and their terms; and

•

take all actions and do all things reasonably necessary under applicable laws and agreements or otherwise to consummate and make effective the transactions contemplated by the Separation Agreement and the ancillary agreements.

Dispute Resolution

The Separation Agreement will contain provisions that govern, except as otherwise provided in any ancillary agreements, the resolution of disputes, controversies or claims that may arise between the Company and PNX. These provisions contemplate that efforts will be made to resolve disputes, controversies or claims by escalation of the matter to senior management, independent Board committees or other Company or PNX representatives. If those efforts are not successful, the parties may by mutual agreement submit the dispute, controversy or claim to arbitration, subject to the provisions of the Separation Agreement.

Transition Services Agreement

In connection with the spin-off, the Company and PNX will enter into a transition services agreement (the “Transition Services Agreement”) pursuant to which we expect PNX will provide us, among other things, certain administrative and other services on an interim basis following the distribution date, such as information technology support, human resources, facilities, legal and other limited services consistent with past practices. For each of these areas, a transition service schedule will summarize the services to be provided and the responsibilities of the Company and PNX. The cost to both parties for these services will be at fair market value rates. The Transition Services Agreement will have such terms and provisions to be mutually agreed upon by PNX and the Company prior to the spin-off.

Tax Separation Agreement

In connection with the spin-off, the Company and PNX will enter into a tax separation agreement (the “Tax Separation Agreement”), which will set forth the responsibilities of the Company and PNX with respect to, among other things, liabilities for federal, state, local and foreign taxes for periods before and including the spin-off, the preparation and filing of tax returns for such periods and disputes with taxing authorities regarding taxes for such periods. PNX will be generally responsible for federal, state, local and foreign income taxes of the Company for periods before and including the spin-off. We will be generally responsible for all other taxes relating to our business. The Company and PNX will each generally be responsible for managing those disputes that relate to the taxes for which each of us is responsible and, under certain circumstances, may jointly control any dispute relating to taxes for which both of us are responsible.

Employee Matters Agreement

General

In connection with the spin-off, the Company and PNX will enter into an employee matters agreement (the “Employee Matters Agreement”), which will provide for the transition of our employees from PNX’s employee plans and programs to employee plans and programs at the Company. The agreement also will allocate responsibility for certain employee benefit matters and liabilities after the distribution date. In general, and except as described below, the Company and PNX will be responsible for all obligations and liabilities relating to our respective current and former (after the distribution date) employees and their dependents and beneficiaries.

Employee Benefit Plans, Programs and Policies

Under the Employee Matters Agreement, we will provide specified health and welfare and retirement benefits for our employees and retirees (employees who retire on or after October 31, 2008) after October 31, 2008, which will generally be similar to the benefits offered by PNX, but revised to reflect benefits offered generally by other asset management companies. As of November 1, 2008 or the distribution date, as applicable, our employees will cease active participation in PNX employee benefit plans and programs and begin active participation in our plans and programs; we will cease to be a participating employer in the employee benefit plans and programs maintained by PNX. We will generally recognize, among other things, our employees’ past service with PNX for purposes of our employee benefit plans, programs and policies to the extent such crediting does not result in a duplication of benefits. Nothing in that agreement will restrict our or PNX’s ability to amend or terminate any of our or PNX’s employee benefit plans.

We established our own 401(k) plan, effective as of November 1, 2008, with similar terms to the PNX 401(k) plan, except that (i) the Company match contribution is not enhanced, (ii) a discretionary Company match contribution provision is included, and (iii) more investment options are available. Our plan covers all currently active Company employees who, as of October 31, 2008, were participants in PNX’s 401(k) plan. The PNX 401(k) plan will transfer to our 401(k) plan the account balances and related assets, including outstanding loan balances and QDROs, of each of these participants within a reasonable period of time after November 1, 2008. We also established our own non-qualified excess plan, effective as of November 1, 2008, with similar terms to the PNX non-qualified excess plan, except that (i) the Company match contribution is not enhanced, (ii) a discretionary Company match contribution provision is included, and (iii) more investment options are available. Our excess plan covers all currently active Company employees who, as of October 31, 2008, are participants in PNX’s non-qualified excess plan. The appropriate assetized amount will be transferred within a reasonable period of time after November 1, 2008.

Consistent with asset management industry practices, we will not establish a defined benefit pension plan. For purposes of PNX’s defined benefit pension plan, employees of the Company and its affiliates who are participants as of October 31, 2008 will have their benefits under such plan frozen as of December 31, 2008 or the distribution date, if earlier. Those employees of the Company who are participants in the plan as of that date and have non-vested accrued benefits will vest in their accrued benefits on that date. Also, we will not establish a non-qualified defined benefit pension plan. For purposes of PNX’s non-qualified defined benefit pension plans, the benefits attributable to the employees of the Company and its affiliates who are participants as of October 31, 2008 will be frozen as of December 31, 2008 or the distribution date, if earlier, but distributions will not be permitted until the Company employees terminate from the Company and its affiliates.

Effective as of November 1, 2008, we established health and welfare plans, including a flexible benefit plan, for our employees comparable to those maintained by PNX as of that date, but retiree coverages are not provided. Included in the menu of benefits is a broad-based severance plan and an executive severance plan (the executive severance plan will not become effective until the distribution date); for the broad-based plan, we recognize PNX service for purposes of calculating the severance amount. We have credited each of our employees with the amount of accrued but unused vacation time and other time-off benefits that each of our employees had with PNX as of November 1, 2008, and each Company employee’s service with PNX will be recognized for those policies/benefits.

Effective as of the distribution date, we will establish annual and long-term incentive plans/programs for our employees with eligibility and other terms substantially comparable to those maintained by PNX. Some of the incentives will be provided through a newly established omnibus incentive and equity plan, which consolidates several coverages that were provided by separate plans for PNX.

Treatment of PNX Equity Awards Held by Company Employees

Certain PNX employees who become Company employees will hold previously-awarded options to purchase shares of PNX common stock. On the distribution date, each such outstanding award will be converted to options to purchase shares of Company common stock. These Company stock options will be adjusted on the distribution date in a manner intended to preserve the relative economic value of the options based on a formula determined by PNX’s compensation committee in accordance with the terms of the applicable plan. These Company stock options will continue to vest contingent upon the employee’s continued employment by the Company and the employee will continue to have up to ten years from the original PNX grant date to exercise vested options, subject to the terms of the applicable plan and option agreement as in effect immediately prior to the distribution date.

Additionally, certain PNX employees who become Company employees will hold outstanding awards of service-vested restricted stock units payable in shares of PNX common stock. On the distribution date, each such outstanding award will remain outstanding and will be converted to Company awards payable in Company common stock. These Company restricted stock units will be adjusted in a manner intended to preserve the relative economic value of the restricted stock units based on a formula determined by PNX’s compensation committee in accordance with the terms of the applicable plan. These Company restricted stock units will continue to vest based on such employee’s continued employment with the Company, subject to the terms of the applicable plan and award agreement as in effect immediately prior to the distribution date.

Finally, certain PNX employees who become Company employees will hold outstanding performance restricted stock unit awards payable in shares of PNX common stock. On the distribution date, each such outstanding award that is contingent on a PNX performance metric will be pro-rated as of the distribution date and such adjusted award will remain outstanding and will, subject to achievement of the applicable performance criteria, be payable in cash. Outstanding awards that are contingent on a Company performance metric will continue to remain outstanding and will, subject to achievement of the applicable performance criteria, be payable in shares of Company common stock. Each restricted stock unit award will be adjusted in a manner intended to preserve the economic value of the restricted stock units based on a formula determined by PNX’s compensation committee in accordance with the applicable plan, and each restricted stock unit award will continue to vest based on such employee’s continued employment by the Company and the satisfaction of applicable performance criteria, subject to the terms and conditions of the applicable plan and award agreement as in effect immediately prior to the distribution date.

DESCRIPTION OF OUR CAPITAL STOCK

General

Immediately following the spin-off, we expect that our authorized capital stock will consist of 1 billion shares of common stock, par value $0.01 per share, and 250 million shares of preferred stock, par value $0.01 per share. The authorized preferred shares will include 9,783 shares of Series A Non-Voting Convertible Preferred Stock and 45,000 shares of Series B Voting Convertible Preferred Stock that is expected to be sold to the investor immediately prior to the distribution. Based on the approximately              shares of PNX common stock that we expect to be outstanding on the record date, and a distribution ratio of              share of Company common stock for every one share of PNX common stock, we will have approximately              shares of common stock outstanding immediately following the spin-off. The actual number of shares to be distributed will be determined on the record date.

Common Stock

Authorized Shares

We are authorized to issue up to              shares of common stock.

Dividends

We do not plan on initially paying any cash dividends. However, the owners of our common stock may receive dividends when declared by our Board from funds legally available for the payment of dividends. All decisions regarding the declaration and payment of dividends will be evaluated from time to time in light of our financial condition, earnings, growth prospects, other uses of cash, funding requirements, applicable law and other factors our Board deems relevant. See “Dividend Policy.”

Voting Rights

Each share of common stock will be entitled to one vote in the election of directors and all other matters submitted to stockholder vote. Except as otherwise required by law or provided in any resolution adopted by our Board with respect to any series of preferred stock, the holders of our common stock will possess all voting power. There will be no cumulative voting rights. In general, all matters submitted to a meeting of stockholders, other than as described below, shall be decided by vote of a majority of the shares of the Company’s common stock present in person or represented by proxy at the meeting and entitled to vote on the matter. Directors are elected by a plurality of the shares of the Company’s common stock present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

It is expected that the approval of at least 75% of the shares of the Company’s outstanding common stock entitled to vote will be necessary to approve certain actions, such as amending the provisions of the Company’s bylaws or certificate of incorporation relating to the plurality voting standard for the election of directors, the number and manner of election and removal of directors, the classified nature of our Board, the manner of filling vacancies thereon or prohibiting any action by the stockholders by written consent, or electing a director to fill a vacancy if the stockholders’ power to do so is expressly conferred by the DGCL. Other amendments to the Company’s bylaws and certificate of incorporation, and certain extraordinary transactions (such as a merger or consolidation involving the Company or a sale of all or substantially all of the assets of the Company), must be approved by a majority of the Company’s outstanding common stock entitled to vote.

Liquidation Rights

If we liquidate, dissolve or wind-up our business, whether voluntarily or not, our common stockholders will share equally in the distribution of all assets remaining after payment to creditors and any Company preferred stockholders.

Preemptive Rights

Our common stock will have no preemptive or similar rights.

Preferred Stock

Our certificate of incorporation authorizes our Board, without the approval of our stockholders, to fix the designation, powers, preferences and rights of one or more series of preferred stock, which may be greater than those of our common stock. We believe that the ability of our Board to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise. The issuance of shares of our preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. See “Anti-Takeover Provisions” below.

Series A Non-Voting Convertible Preferred Stock

Our Board has authorized the issuance of 9,783 shares of Series A Non-Voting Convertible Preferred Stock (the “Series A Preferred Stock”). On October 31, 2008, the Series A Preferred Stock was sold to Harris Bankcorp, Inc. (“Harris Bankcorp”). Following the spin-off, we expect that all of the outstanding shares of our Series A Preferred Stock will have been exchanged for an equal number of shares of Series B Voting Convertible Preferred Stock (the “Series B Preferred Stock”). The terms of our Series A Preferred Stock are set forth in a certificate of designations and are described below.

The Series A Preferred Stock will have similar rights, preferences, privileges, powers and terms as the Series B Preferred Stock, except that the Series A Preferred Stock will not have voting rights other than:

•	the right to vote as a separate class to approve any increase or decrease to the number of shares of Series A Preferred Stock outstanding; and

•	the right to vote as a single class on certain matters, as described below under “Description of Our Capital Stock—Preferred Stock—Series B Voting Convertible Preferred Stock—Voting Rights.”

For additional information on the exchange of Series A Preferred Stock for Series B Preferred Stock, see “Equity Investment.”

Series B Voting Convertible Preferred Stock

Following the spin-off, we expect that 45,000 shares of our Series B Preferred Stock (together with the Series A Preferred Stock, the “Convertible Preferred Stock”) will have been sold to Harris Bankcorp. The terms of our Series B Preferred Stock are set forth in a certificate of designations and are described below.

Stated Value

Our Convertible Preferred Stock will have a stated value of $1,000.00 per share (the “stated value”).

Rank

With respect to payments of dividends and rights upon liquidation, winding up or dissolution, the Convertible Preferred Stock will rank (i) senior to our common stock and to any class or series of stock of the Company that we may issue in the future unless the terms of such stock expressly provides otherwise, (ii) junior to our existing and future indebtedness and liabilities.

Dividends

When and if declared by our Board, the holders of our Convertible Preferred Stock are entitled to receive dividends per share equal to 8.0% per annum of the stated value then in effect, before any dividends are declared, set aside or paid upon any equity securities of the Company that rank junior to the Convertible Preferred Stock with respect to payment of dividends or rights upon liquidation, dissolution or winding up of the Corporation (the “junior stock”). Subject to certain limitations, such dividends may be paid in shares of our Convertible Preferred Stock or in cash at the sole discretion of the Company. In addition, the holders of our Convertible Preferred Stock are entitled to share in any dividends paid on shares of our common stock pro rata with the holders of our common stock, as if the Convertible Preferred Stock had been converted into shares of common stock immediately prior to the record date for determining the stockholders eligible to receive such dividends.

Dividends payable on our Convertible Preferred Stock will be cumulative and will continue to accumulate daily, whether or not declared and whether or not there are net profits or surplus legally available for the payment of dividends in the applicable fiscal year. Subject to certain exceptions, if the Company fails to pay any dividend required to be paid to the holders of the Convertible Preferred Stock, no dividends may be declared, set apart for, or paid on any junior stock, and no redemption, purchase, or acquisition of our common stock may be made by the Company, until all required dividends on our Convertible Preferred Stock have been paid in full.

Liquidation Preference

Upon a liquidation, winding up or dissolution (each, a “liquidation”) of the Company, after satisfaction of our creditors and before any distribution or payment is made to holders of any junior stock, each holder of Convertible Preferred Stock will be entitled to receive a per share amount equal to the greater of (i) the stated value then in effect, plus any accumulated but unpaid dividends thereon (whether or not declared) through the date of such liquidation, and (ii) the amount holders of our Convertible Preferred Stock would be entitled to receive immediately prior to such liquidation if their Convertible Preferred Stock were converted into shares of our common stock at the conversion rate (as described below) then in effect immediately prior to such liquidation, plus all declared accumulated but unpaid dividends on our common stock through the date of such liquidation (the greater of (i) and (ii), the “liquidation preference”).

Conversion

Holders of our Convertible Preferred Stock may convert any or all of their shares into shares of our common stock at any time at the conversion rate set out below. In the event that the holders of a majority in liquidation preference of the then outstanding Convertible Preferred Stock approve a mandatory conversion of the Convertible Preferred Stock, all of the shares of our Convertible Preferred Stock then outstanding will be converted automatically into shares of our common stock at the conversion rate set out below.

The initial conversion rate for each share of Convertible Preferred Stock is 5.11 shares of our common stock per each share of Convertible Preferred Stock. The conversion rate is subject to customary anti-dilution adjustments.

In the event that the closing price of our common stock exceeds 175% of the then applicable conversion price for at least twenty days out of the previous thirty days on which our common stock has traded, we may elect to cause each share of our Convertible Preferred Stock to be converted into shares of our common stock at the conversion rate then in effect. However, holders of our Convertible Preferred Stock may elect to retain their shares of Convertible Preferred Stock and forfeit their right to thereafter participate in any dividends paid on our common stock.

Redemption

At any time after the sixth year anniversary of the issuance of the Series A Preferred Stock, we will have the option, on not less than 30 days’ notice to all holders, to redeem all (but not less than all) of the then outstanding shares of Convertible Preferred Stock for cash consideration equal to the liquidation preference thereof plus all accumulated and unpaid dividends and all accrued interest thereon at a rate of LIBOR plus 3% per annum. At the election of the holders of a majority in liquidation preference of the Convertible Preferred Stock then outstanding, the Convertible Preferred Stock may be converted into shares of common stock immediately prior to any such redemption by us at the conversion rate then in effect.

At any time after the seventh year anniversary of the issuance of the Series A Preferred Stock, the holders of our Convertible Preferred Stock will have the option to require us to redeem any or all of the then outstanding shares of their Convertible Preferred Stock for cash consideration equal the liquidation preference thereof plus any accumulated and unpaid dividends and all accrued interest thereon a rate of LIBOR plus 3% per annum.

Voting Rights

Subject to the limitation described below, the holders of shares of Series B Preferred Stock:

•	will be entitled to vote with the holders of our common stock on all matters submitted for a vote of holders of common stock other than the election of directors; and

•	will be entitled to a number of votes equal to the number of shares of common stock into which each such share of Series B Preferred Stock is then convertible at the time of the related record date.

To the extent the aggregate voting power of the Series B Preferred Stock exceeds 24.9% of the total voting power of our common stock outstanding at the time (calculated on a fully-diluted basis), the number of Series B Preferred Shares that represents such excess voting power will become non-voting, except as required under applicable law, and will not be considered “outstanding” for purposes of any vote or consent. However, if at any time (i) the holders of our Series B Preferred Stock hold securities representing more than 33-1/3% of our common stock outstanding at the time (calculated on a fully-diluted basis) or (ii) a third party acquires beneficial ownership of 25% or more of either our common stock outstanding at the time (calculated on a fully-diluted basis) or the total voting power of our capital stock, the limitation on the voting power of our Series B Preferred Stock described above will no longer operate and our Series B Preferred Stock will become fully voting.

For as long as 66-2/3% of the Convertible Preferred Stock is outstanding, the holders of our Series A Preferred Stock or Series B Preferred Stock, as applicable, will generally be entitled to vote as a single class with respect to:

•

the amendment, alteration or repeal of any of the rights, preferences, privileges or powers of, or the restrictions provided for the benefit of, the holders of equity securities of the Company that is adverse to the holders of the Convertible Preferred Stock;

•

the amendment, alteration or repeal of any provision of our bylaws or amended and restated certificate of incorporation in a manner that is adverse to the holders of the Convertible Preferred Stock; or

•

the creation, authorization or issuance of securities having any preference or priority in relation to, or ranking pari passu with, the Convertible Preferred Stock, as to dividends, voting or liquidation.

In addition, so long as at least 66-2/3% of the aggregate shares of Series B Preferred Stock sold immediately prior to the spin-off remain outstanding, the following actions by the Company will require approval of the holders of 66-2/3% of the issued and outstanding Series B Preferred Stock:

•

any merger, consolidation, acquisition, business combination, sale of all or substantially all of the assets of the Company or its subsidiaries, or any similar transaction or pledge of assets (other than any bona fide financing arrangement entered in the ordinary course of business and which is on prevailing market terms and conditions) in which securities or assets representing more than 50% of the Company’s consolidated net revenue in the fiscal year most recently ended would be acquired or pledged, directly or indirectly, by or to a person or group that does not control the Company immediately prior to the execution of any agreement in respect of such transaction, if such transaction is completed during the three years following the issuance of the Series B Preferred Stock;

•

any issuance of equity securities of the Company or any of its controlled subsidiaries (including options to acquire such equity securities) except where such issuance is (i) pursuant to any employee incentive plan, (ii) pursuant to any merger, consolidation, acquisition or business combination (subject to the approval of holders of our Series B Preferred Stock as described above) or (iii) at a price per share not less than the market price of such equity security and in which no person or group acquires 25% or more of the outstanding, fully diluted equity of the Company;

•	commencement of any voluntary proceeding in respect of the Company or any of its controlled subsidiaries seeking liquidation, reorganization, dissolution or bankruptcy;

•

any redemption, repurchase or other acquisition of outstanding common stock of the Company by the Company or any of its controlled subsidiaries, other than where such transaction is in connection with incentive arrangements;

•	any change in the number of members on our Board; and

•	except as otherwise agreed by Harris Bankcorp, any usage of the Harris Bankcorp name, the name of any affiliate of Harris Bankcorp or any related brand name.

Listing

We intend to apply to have our common stock authorized for listing on                  under the symbol “                .”

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for our common stock will be Mellon Investor Services, LLC.

Anti-Takeover Provisions

Certificate of Incorporation; Bylaws

Our certificate of incorporation and bylaws contain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. These provisions are summarized below.

Classes of Preferred Stock. Under our certificate of incorporation, our Board has the full authority permitted by Delaware law to determine the voting rights, if any, and designations, preferences, limitations and special rights of any class or any series of any class of the preferred stock, which may be greater than those of our common stock. The effects of the issuance of a new series or class of preferred stock might include, among other things, restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in control of the Company.

Removal of Directors; Filling Vacancies. Our certificate of incorporation and bylaws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least a majority of the voting power of all the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. Additionally, subject to the rights of the holders of preferred stock, only our Board will be authorized to fix the number of directors and to fill any vacancies on our Board. These provisions could make it more difficult for a potential acquirer to gain control of our Board.

Stockholder Action. Our certificate of incorporation and bylaws provide that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent in lieu of a meeting. Our certificate of incorporation and bylaws provide that special meetings of stockholders can be called only by our chief executive officer or pursuant to a resolution adopted by our Board. Stockholders are not permitted to call a special meeting or to require that the Board call a special meeting of stockholders.

Advance Notice Procedures. Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual or special meeting of our stockholders. This notice procedure provides that only persons who are nominated by, or at the direction of our Board, the Chairman of the Board, or by a stockholder who has given timely written notice to the secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors. This procedure also requires that, in order to raise matters at an annual or special meeting, those matters be raised before the meeting pursuant to the notice of meeting we deliver or by, or at the direction of, our chairman or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the secretary of the Company of his intention to raise those matters at the annual meeting. If our chairman determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director, or that business will not be conducted at the meeting.

Classified Board of Directors. Our certificate of incorporation provides for our Board to be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our Board will be elected each year. Under Section 141 of the DGCL, directors serving on a classified Board can only be removed for cause. We expect that Class I directors will have an initial term expiring in 2009, Class II directors will have an initial term expiring in 2010 and Class III directors will have an initial term expiring in 2011. After the distribution, we expect our Board will consist of nine directors. After the initial term of each class, our directors will serve three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring.

The provision for a classified board could prevent a party that acquires control of a majority of the outstanding voting stock from obtaining control of our Board until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer for our shares or otherwise attempting to obtain control of us and could increase the likelihood that our incumbent directors will retain their positions. We believe that a classified board will help to assure the continuity and stability of our Board and our business strategies and policies as determined by our Board, because a majority of the directors at any given time will have prior experience on our Board. The classified board provision should also help to ensure that our Board, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders.

Amendments. Our certificate of incorporation provides that the affirmative vote of the holders of at least 75% of the voting power of the outstanding shares entitled to vote, voting together as a single class, is required to amend the provisions of our certificate of incorporation relating to the prohibition of stockholder action without a meeting, the number, election and term of our directors, the classified board and the removal of directors. Our certificate of incorporation further provides that our bylaws may be amended by our Board or by the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote, voting together as a single class.

Rights Agreement

Our Board expects to adopt a rights agreement on or before the consummation of the spin-off. Under the rights agreement, we expect to issue one preferred share purchase right for each outstanding share of common stock. A description of the terms of the rights is set forth in a rights agreement between the Company and the designated rights agent. The following description is intended as a summary of the expected rights agreement, which will be filed in its entirety as an exhibit to our Form 10, of which this information statement is a part.

Purchase Price. Once the rights become exercisable, each right will entitle the registered holder to purchase from us one one-thousandth of a share of our Series C Junior Participating Preferred Stock, or preferred shares, par value $0.01 per share, at a price of $             per one one-thousandth of a preferred share, subject to adjustment.

Flip-In. In the event that any person or group of affiliated or associated persons (other than Harris Bankcorp or its controlled affiliates) acquires beneficial ownership of 15% or more of our outstanding common stock, each holder of a right, other than rights beneficially owned by the acquiring person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of our common stock having a market value of two times the exercise price of the right.

Flip-Over. If we are acquired in a merger or other business combination transaction or 50% or more of our combined assets or earning power are sold after a person or group (other than Harris Bankcorp or its controlled affiliates) acquires beneficial ownership of 15% or more of our outstanding common stock, each holder of a right (other than rights beneficially owned by the acquiring person, which will be void) will thereafter have the right to receive that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

Distribution Date. The distribution date is the earlier of: (1) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of our outstanding common stock; or (2) 10 business days (or such later date as may be determined by action of our Board prior to such time as any person or group of affiliated persons acquires beneficial ownership of 15% or more of our outstanding common stock) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our outstanding common stock.

Transfer and Detachment. Until the distribution date, the rights will be evidenced by book entry in our direct registration system. Until the distribution date (or earlier redemption or expiration of the rights), the rights will be transferred with and only with the common stock, and transfer of those shares will also constitute transfer of the rights.

Exercisability. The rights are not exercisable until the distribution date. The rights will expire at the earliest of (1) June 19, 2011, unless that date is extended, (2) the time at which we redeem the rights, as described below, or (3) the time at which we exchange the rights, as described below.

Adjustments. The purchase price payable, and the number of preferred shares or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications, or certain distributions with respect to preferred shares. The number of outstanding rights and the number of one one-thousandths of a preferred share issuable upon exercise of each right are also subject to adjustment if, prior to the distribution date, there is a stock split of our common stock or a stock dividend on our common stock payable in common stock or subdivisions, consolidations or combinations of our common stock. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price.

Preferred Shares. Preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to a minimum preferential quarterly dividend payment of the greater of $1.00 per share and an amount equal to 1000 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred shares will be entitled to a minimum preferential liquidation payment of $1,000 per share but will be entitled to an aggregate payment of 1,000 times the payment made per share of common stock. Each preferred share will have 1,000 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each preferred share will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions.

The value of the one one-thousandth interest in a preferred share purchasable upon exercise of each right should, because of the nature of the preferred shares’ dividend, liquidation and voting rights, approximate the value of one share of our common stock.

Exchange. At any time after any person or group (other than Harris Bankcorp or its controlled affiliates) acquires beneficial ownership of 15% or more of our outstanding common stock, and prior to the acquisition by such person or group of beneficial ownership of 50% or more of our outstanding common stock, our Board may exchange the rights (other than rights owned by the acquiring person, which will have become void), in whole or in part, at an exchange ratio of one share of our common stock, or one one-thousandth of a preferred share (subject to adjustment).

Redemption. At any time prior to any person or group (other than Harris Bankcorp or its controlled affiliates) acquiring beneficial ownership of 15% or more of our outstanding common stock, our Board may redeem the rights in whole, but not in part, at a price of $0.01 per right. The redemption of the rights may be made effective at such time on such basis with such conditions as our Board in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

Amendments. The terms of the rights may be amended by our Board without the consent of the holders of the rights, except that the Board may not reduce or cancel the redemption price and from and after such time as any person or group of affiliated or associated persons (other than Harris Bankcorp or its controlled affiliates) acquires beneficial ownership of 15% or more of our outstanding common stock, no such amendment may adversely affect the interests of the holders of the rights.

Rights of Holders. Until a right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Anti-Takeover Effects. The rights have certain anti-takeover effects. If the rights become exercisable, the rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board, except pursuant to any offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by our Board since the rights may be redeemed by us at a nominal price prior to the time that a person or group has acquired beneficial ownership of 15% or more of our common stock. Thus, the rights are intended to encourage persons who may seek to acquire control of us to initiate such an acquisition through negotiations with our Board. However, the effect of the rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in our equity securities or seeking to obtain control of us. To the extent any potential acquirors are deterred by the rights, the rights may have the effect of preserving incumbent management in office.

Delaware Law

We are also subject to the provisions of Delaware law described below regarding business combinations with interested stockholders.

Section 203 of the DGCL applies to a broad range of business combinations between a Delaware corporation and an interested stockholder. The Delaware law definition of “business combination” includes mergers, sales of assets, issuances of voting stock and certain other transactions. An “interested stockholder” is defined as any person who owns, directly or indirectly, 15% or more of the outstanding voting stock of a corporation.

Section 203 of the DGCL prohibits a corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless:

•

the board of directors approved the business combination before the stockholder became an interested stockholder, or the board of directors approved the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, such stockholder owned at least 85% of the voting stock outstanding when the transaction began other than shares held by directors who are also officers and other than shares held by certain employee stock plans; or

•

the board of directors approved the business combination after the stockholder became an interested stockholder and the business combination was approved at a meeting by at least two-thirds of the outstanding voting stock not owned by such stockholder.

These limitations on business combinations with interested stockholders do not apply to a corporation that does not have a class of stock listed on a national securities exchange, authorized for quotation on an interdealer quotation system of a registered national securities association or held of record by more than 2,000 stockholders.

Our Board has expressly approved the equity investment by Harris Bankcorp, Inc. prior to it becoming an interested shareholder of the Company under Section 203 of the DGCL.

EQUITY INVESTMENT

The following is a summary of the material terms and provisions of the investment agreement (defined below). All references to the investment agreement are to the investment agreement, as amended or supplemented from time to time. The following summary is qualified in its entirety by reference to the complete text of the investment agreement. The full text of the investment agreement is included in this Form 10, of which this information statement is a part, and is incorporated herein by reference. We encourage you to read the entire investment agreement.

Equity Investment

Pursuant to an Investment and Contribution Agreement, dated as of October 30, 2008, by and among the Company, PIM, Harris Bankcorp and PNX (the “investment agreement”), our Board authorized the sale of 9,783 shares of our Series A Preferred Stock to Harris Bankcorp (the “investor”). On October 31, 2008, PIM contributed all of the issued and outstanding shares of common stock, par value $0.01, of Phoenix Investment Partners, Ltd., which was renamed Virtus Partners, Inc. to the Company (the “contribution”) in exchange for all of the common stock and Convertible Preferred Stock of the Company and (ii) after the contribution, PIM sold to the investor all of the Series A Preferred Stock owned by it for a nominal amount. In connection with the spin-off, we expect that all of the outstanding shares of our Series A Preferred Stock will be exchanged by the investor to PIM for an equal number of shares of our Series B Preferred Stock, and that PIM will sell an additional 35,217 shares of our Series B Preferred Stock to the investor for an aggregate purchase price of $35 million. Following the conversion and sale described above, we expect that the investor will hold an aggregate total of 45,000 shares of our Series B Preferred Stock immediately prior to the spin-off. Based on the formula set forth under “Description of our Capital Stock—Preferred Stock—Series B Voting Participating Convertible Preferred Stock—Conversion,” the Series B Preferred Stock is expected to be initially convertible into approximately 23% of our fully diluted common stock. As a result of the equity investment by the investor in the Company, the spin-off will be treated as a taxable transaction.

For additional information on the terms of the Series B Preferred Stock, see “Description of Our Capital Stock—Preferred Stock—Series B Convertible Preferred Stock.”

Board Seat

The investor shall have the right to nominate one (1) director to our board of directors. Additionally, so long as at least 66-2/3% of the Series B Preferred Stock initially sold to the investor is outstanding, the holders of a majority of the then outstanding shares of Series B Preferred Stock will have the right to elect one (1) director. Upon conversion of the Series B Preferred Stock into shares of common stock, the holders of such converted stock will have contractual rights to require the Company to include on our recommended slate of directors a proportionate number (relative to the holders’ as-converted ownership of common stock) of investor designees, subject to our Board’s fiduciary duties.

Additional Financing Right

For so long as the investor or any of its affiliates holds at least 10% of our outstanding common stock (including shares issuable on the conversion of our Series B Preferred Stock) and subject to receipt of the approval by the board of directors and shareholders of our funds, if at any time prior to the 24 month anniversary of the sale of the Series B Preferred Stock we determine to raise equity financing for the purpose of financing our business (other than shares issued pursuant to any employee benefit plan, in connection with the acquisition of another company or pursuant to any stock split, stock dividend or recapitalization by the Company), we must offer the investor the initial opportunity to provide such financing up to a principal amount of $25 million of newly issued preferred stock. Such newly issued preferred stock shall have the same terms as the Series B Preferred Stock, except with respect to the conversion price. The conversion price for such new preferred stock will be the lower of (i) the then applicable conversion price of the Series B Preferred Stock and (ii) the current per share volume-weighted average price of our common stock over the ten trading days immediately prior to the consummation of this additional financing right.

In the event that the investor exercises this additional financing right and beneficially owns in excess of 33% of our outstanding common stock (including shares issuable on the conversion of our Series B Preferred Stock) after giving effect to such additional financing right, the investor will have the right to appoint one (1) additional member to our Board, subject to regulatory considerations.

If the consummation of such additional financing by the investor would result in an “assignment” of the investment advisory contracts of our clients (within the meaning of the Investment Company Act and the Advisers Act), then the Company and the investor will structure the new securities to be issued (including, without limitation, by altering voting rights granted to the investor) to ensure that such an assignment will not occur.

Investor Put Right; Company Call Option

Investor Put Right

At any time on or after the third anniversary of the issuance of the Series A Preferred Stock to the investor, the investor will have the right (the “put right”) to require the Company to repurchase all of the Series A Preferred Stock purchased by the investor (or such number of the Series B Preferred Stock which were issued and delivered to the investor in exchange for all the Series A Preferred Stock) for a purchase price (the “put price”) equal to the liquidation preference of such shares of Series A Preferred Stock (including all accumulated and unpaid dividends and accrued interest thereon to the intended date of settlement of the put right). The put price may be payable by the Company in immediately available funds or, at the election of the Company, may be paid in the form of two senior promissory notes each having an aggregate principal amount equal to one half (1/2) of the put price of the Company, paying interest at LIBOR plus 3% per annum, the first maturing on the one (1) year anniversary of the put closing date and the second maturing on the two (2) year anniversary of the put closing date.

Company Call Option

The Company will have the option (the “call option”) at any time after the issuance of the Series A Preferred Stock to the investor and prior to any exercise of the put right by the investor, to repurchase from the investor all of the shares of Series A Preferred Stock (or such number of the Series B Preferred Stock which were issued and delivered to the investor in exchange for all the Series A Preferred Stock) then held by the investor, for a purchase price (the “call price”) equal to the liquidation preference of such shares of Series A Preferred Stock (including all accumulated and unpaid dividends and accrued interest thereon to the put closing date).

Termination of Put Right and Call Option

The put right and the call option will expire if at the time of the sale of the Series B Preferred Stock to the investor is consummated or at anytime afterwards, the average closing price on the                      for the common stock of the Company during any five (5) consecutive trading day period exceeds the conversion price per share of the Convertible Preferred Stock. The put right and the call option will also expire if the investor converts any or all of the Series A Preferred Stock received by it into common stock of the Company (or such number of the Series B Preferred Stock which were issued and delivered to the investor in exchange for all the Series A Preferred Stock), but in the event that the investor converts some but not all of Series A Preferred Stock or such Series B Preferred Stock, as the case may be, then the put right and the call option will expire only with respect to such converted shares and the termination provisions will apply to the remaining shares of Series A Preferred Stock or Series B Preferred Stock, as the case may be.

Restrictions on Transfer

Subject to the exceptions described below, the investor has agreed that it will not transfer or dispose of any of its Convertible Preferred Stock (or any common stock into which such Convertible Preferred Stock may be converted) until the 30 month anniversary of the sale of our Series B Preferred Stock to the investor. Following the expiration of this period, except for sales pursuant to Rule 144 under the Securities Act or a registered offering, any such sale or disposition of the Convertible Preferred Stock (or any common stock into which such Convertible Preferred Stock may be converted) will be subject to regulatory constraints and may not be made to certain asset management companies that compete with the Company.

Notwithstanding the restriction on transfer described above, the investor may at all times transfer or dispose of any or all of its Convertible Preferred Stock (or any common stock into which such Convertible Preferred Stock may be converted) if any such transfer is:

•	to an affiliate entity under common control with the investor’s ultimate parent entity, if the transferee agrees to be bound by the investor’s obligations under the investment agreement;

•	pursuant to a merger, tender offer or exchange offer or other business combination, acquisition of assets or similar transaction or change of control involving the Company or any of our subsidiaries;

•	commenced after the commencement of bankruptcy or insolvency proceedings of the Company;

•	made in connection with a pledge to, and any foreclosure of such pledge and the subsequent sale of the securities to, a financial institution to secure debt financing; or

•	made with the prior written consent of the Company.

Standstill

Subject to the exceptions described below, the investor has agreed that, until the three year anniversary of the sale of our Series B Preferred Stock to the investor, the investor and its affiliates will not acquire or seek to acquire beneficial ownership of our common stock, or any other equity securities of the Company, without the prior approval of the Company if such acquisition would result in the investor and its affiliates having beneficial ownership of more than 23.0% of the outstanding shares of our common stock (calculated on an as-converted basis). This general restriction will not apply, however, to any acquisition that is made:

•	pursuant to the investor’s additional financing right, as described above;

•	pursuant to any other rights or entitlements afforded the investor by the investment agreement, our certificate of incorporation or the terms of our Convertible Preferred Stock;

•

in the open market and would not result in the investor having beneficial ownership of more than 24.9% of the outstanding shares of our common stock (calculated on a fully diluted basis) at the time of the acquisition; or

•

in the open market and only to maintain the investor’s percentage of beneficial ownership in the Company following the issuance of our common stock pursuant to any of our employee benefit plans or other equity based compensation plans, but only if the investor has not previously declined to exercise its additional financing right.

The investor has agreed to support the slate of directors recommended by our Board at each meeting of the Company’s stockholders for the election of directors and has further agreed that, for the period described above, it will not:

•

enter into or agree, offer, propose or seek or otherwise be involved in any acquisition transaction, merger or other business combination relating to all or part of the Company or its subsidiaries, assets or business;

•	make, or in any way participate in, any “solicitation” of “proxies” (as such terms are defined under Regulation 14A under the Exchange Act, disregarding clause (iv) of Rule 14a-1(1)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b)) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company or any of its subsidiaries;

•

call or seek to call a meeting of the stockholders of the Company or any of its subsidiaries or initiate any stockholder proposal for action by stockholders of the Company or any of its subsidiaries, form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations thereunder) with respect to any voting securities of the Company, or seek, propose or otherwise act alone or in concert with others, to influence or control the Company’s management, our Board or policies of the Company or any of its subsidiaries; or

•	bring any action that would contest the validity, or seek any amendment or waiver of, any of the standstill restrictions;

provided, however, that none of these restrictions will otherwise prevent the investor or any of its affiliates from voting its securities in any manner other than with respect to voting in favor of the slate of directors recommended by our Board as referenced above, and none of these restrictions will apply to the investor’s board representatives solely in their capacity as directors of the Company.

The foregoing standstill restrictions will cease to operate (i) if it is publicly disclosed that the Company is pursuing a sale of a controlling interest in its business, (ii) if it is publicly disclosed that another person or group has offered to acquire an interest in the Company, or assets representing, at least 50% of the Company’s market capitalization and the Company has approved or recommended that its stockholders approve such transaction, or the Company has entered into an agreement providing for such transaction, (iii) if a party unaffiliated with the investor acquires control of our Board, (iv) with respect to any acquisition by the investor of any assets or securities of the Company pursuant to bankruptcy proceedings, (v) with respect to any sale or exchange by the investor of securities in a tender or exchange offer initiated by a person other than the investor or its affiliates or (vi) with respect to any actions taken by the investor or its affiliates required by the investment agreement or necessary to consummate the transactions contemplated therein.

Interim Operations

The Company and PNX have agreed that from the date of the investment agreement until the sale of the Series B Preferred Stock the Company shall operate in the ordinary course consistent with past practice.

Indemnification

The Company, PNX and PIM have agreed jointly and severally to indemnify the investor, its affiliates and each of their respective directors, officers, members, partners and employees, and each person who controls the investor, for aggregate losses in excess of $250,000 (such indemnification to extend only for the amount in excess of $250,000, and excluding de minimis losses of less than $10,000 per loss) arising out of or resulting from:

•	any inaccuracy in or breach of the representations, warranties, agreements or covenants made by the Company, PNX or PIM in the investment agreement;

•

certain losses for which the Company is entitled to indemnification pursuant to certain ancillary agreements between the Company and PNX without duplication for any loss that the Company is made whole; and

•	certain litigation matters.

Our obligation to indemnify the parties listed above for losses arising from breaches of representations and warranties is limited to a maximum of $35 million.

The investor has agreed to indemnify the Company, its affiliates and each of their respective directors and officers, and each person who controls the Company for losses arising out of or resulting from any inaccuracy in or breach of the representations, warranties, agreements or covenants made by the investor in the investment agreement. The investor’s obligation to indemnify such parties for losses arising from breaches of representations and warranties is limited to a maximum of $35 million.

The Company’s representations and warranties generally survive for a period of eighteen (18) months from the sale of our Series B Preferred Stock to the investor except for certain fundamental representations and warranties relating to the Company’s organization, capital structure and the authorization and enforceability of the investment agreement, which survive indefinitely.

Other Matters

We have agreed to file a shelf registration statement for the registration of any shares of common stock issuable upon conversion of the Series B Preferred Stock after the transfer restriction period described above.

Conditions of the Investment

The consummation of the investment will be contingent upon the satisfaction of certain conditions, including the following:

•	all conditions to the distribution, as set forth in the Separation Agreement, shall have been satisfied;

•	our working capital shall be in excess of $28 million;

•

any intercompany debt owed by the Company to PNX or any of its Affiliates immediately after the distribution, together with any such intercompany debt that shall have been paid off by the Company immediately prior to or in connection with the distribution, will not exceed $33 million; and

•	since the date of the investment agreement, there have been no material adverse changes in our business or operations.

Termination Rights

The investment agreement between the Company and the investor generally may be terminated as follows:

•

if the transactions contemplated in the investment agreement are not completed on or prior to January 31, 2009 by either the Company or the investor, but only with respect to the sale of the additional 35,217 shares of our Series B Preferred Stock;

•

if any governmental authority shall have issued a nonappealable final order, decree or ruling or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated in the investment agreement; or

•	by mutual written agreement of the Company and the investor.

INDEMNIFICATION AND LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS

Reference is made to Section 102(b)(7) of the DGCL which enables a corporation in its original certificates of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for liability of directors for unlawful payment of dividends or unlawful stock purchase or redemptions pursuant to Section 174 of the DGCL, or (iv) for any transaction from which a director derived an improper personal benefit.

Reference also is made to Section 145 of the DGCL, which provides that a corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide for the mandatory indemnification of our directors and officers and the discretionary indemnification of our employees and other agents, to the maximum extent permitted by the DGCL. As permitted by sections 102 and 145 of the DGCL, our amended and restated certificate of incorporation and amended and restated bylaws will eliminate director personal liability for monetary damages to the Company and our stockholders arising from a breach of director fiduciary duty, other than for a breach of director duty of loyalty or for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, and except as otherwise provided under the DGCL.

DESCRIPTION OF INDEBTEDNESS

We may enter into one or more credit facilities, including a revolving credit facility, in order to provide for our working capital requirements, to support letters of credit and for other general corporate requirements, including the financing of acquisitions.

For example, we currently intend to issue $20 million of notes payable to PNX, the proceeds of which will be used to pay down the existing $33.0 million related party note. The Company currently intends to obtain third-party financing at the time of the distribution to repay such notes payable. See Note 9 and Note 15 to our consolidated financial statements in this information statement for additional information regarding our notes payable and related party payables to PNX.

We also currently intend to obtain a revolving credit facility. In general, the terms of any new credit facilities we obtain may contain certain customary events of default which generally give the banks the right to accelerate payments of outstanding debt, including without limitation:

•	failure to maintain required covenant ratios;

•	failure to make a payment of principal, interest or fees within a grace period; and

•	default, beyond any applicable grace period, on any of our aggregate indebtedness exceeding a certain amount.

The credit facilities may also contain certain customary financial covenants limiting our indebtedness (maximum leverage ratios) and requiring minimum EBITDA coverage of interest expense (minimum interest coverage ratios), as well as limitations on additional debt, dividends and asset sales.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of the Company as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 included in this information statement have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing herein.

WHERE YOU CAN FIND MORE INFORMATION

The Company has filed with the SEC a Form 10 with respect to the shares of our common stock to be received by PNX stockholders in the spin-off. This information statement does not contain all of the information set forth in the Form 10 and the exhibits to the Form 10. For further information with respect to us and the shares of our common stock, reference is hereby made to the Form 10, including its exhibits. Statements made in this information statement relating to the contents of any contract, agreement or other documents are not necessarily complete and you should refer to the exhibits attached to the Form 10 for copies of the actual contract, agreement or other document, with each such statement being qualified in all respects by reference to the document to which it refers. You may review a copy of the Form 10, including its exhibits, at the SEC’s public reference room, located at 100 F Street, NE, Washington, DC 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, copies of the Form 10 and related documents may be obtained through the SEC Internet address at http://www.sec.gov.

As a result of the spin-off, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file reports, proxy statements and other information with the SEC. After the spin-off, these reports, proxy statements and other information may be inspected and copied at the public reference facilities of the SEC listed above. You also will be able to obtain copies of this material from the public reference facilities of the SEC as described above, or inspect them without charge at the SEC’s web site.

In addition, we intend to furnish holders of our common stock with annual reports containing consolidated financial statements audited by an independent accounting firm.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of

Phoenix Investment Partners, Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholder’s equity and cash flows present fairly, in all material respects, the financial position of Phoenix Investment Partners, Ltd. and its subsidiaries at December 31, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

June 20, 2008

Hartford, CT

Phoenix Investment Partners, Ltd.

Consolidated Balance Sheets

	December 31,
	2007	2006
($ in thousands, except share data)
Assets
Current Assets
Cash and cash equivalents	$36,815	$33,862
Trading securities, at market value	12,743	12,910
Available-for-sale securities, at market value	1,621	1,588
Accounts receivable	7,420	6,521
Receivables from related parties	22,276	25,357
Prepaid expenses and other assets	2,252	2,001

Total current assets	83,127	82,239
Deferred commissions	2,581	1,835
Furniture, equipment, and leasehold improvements, net	2,232	3,336
Intangible assets, net	208,176	237,746
Goodwill	454,369	454,369
Long-term investments and other assets	1,678	1,527

Total assets	$752,163	$781,052

Liabilities and Stockholder’s Equity
Current Liabilities
Accrued compensation and benefits	$34,115	$35,258
Accounts payable	3,667	5,067
Payables to related parties	11,295	12,185
Securities sold short, at fair value	854	—
Income taxes payable	12,028	9
Other accrued liabilities	5,471	9,352
Broker-dealer payable	6,908	9,090
Current portion of notes payable to related parties	12,000	69,243

Total current liabilities	86,338	140,204
Deferred taxes, net	9,114	16,381
Notes payable to related parties	30,019	367,019
Lease obligations and other long-term liabilities	1,765	3,967

Total liabilities	127,236	527,571

Contingent Liabilities (Note 10)

Stockholder’s Equity
Common stock, $.01 par value, 100,000,000 shares authorized, and 10,000 shares issued and outstanding	—	—
Additional paid-in capital	962,546	576,646
Accumulated deficit	(337,573)	(323,168)
Accumulated other comprehensive income (loss)	(46)	3

Total stockholder’s equity	624,927	253,481

Total liabilities and stockholder’s equity	$752,163	$781,052

See Notes to Consolidated Financial Statements

Phoenix Investment Partners, Ltd.

Consolidated Statements of Operations

	Year Ended December 31,
	2007	2006	2005
($ in thousands, except per share data)
Revenues
Investment management fees	$158,998	$163,951	$191,500
Distribution and service fees	36,467	29,805	25,624
Administration and transfer agent fees	23,354	19,802	16,189
Other income and fees	7,398	5,078	4,125

Total revenues	226,217	218,636	237,438

Operating Expenses
Employment expenses	94,849	97,730	110,384
Distribution and administration expenses	50,089	41,315	35,829
Other operating expenses	44,438	44,309	51,724
Restructuring and severance	—	13,634	12,494
Intangible asset impairment	301	32,471	11,099
Depreciation and other amortization	1,095	1,057	1,686
Amortization of intangible assets	30,097	32,007	33,260

Total operating expenses	220,869	262,523	256,476

Operating Income (Loss)	5,348	(43,887)	(19,038)

Income to Minority Interest	—	—	(6,682)

Other Income (Expense)
Unrealized (depreciation) appreciation on trading securities	(2,569)	745	(1,216)
Other income	2,227	714	1,341

Total other income (expense), net	(342)	1,459	125

Interest (Expense) Income
Interest expense	(26,739)	(33,433)	(28,723)
Interest income	1,633	1,467	1,606

Total interest expense, net	(25,106)	(31,966)	(27,117)

Loss Before Income Taxes	(20,100)	(74,394)	(52,712)
Income tax expense (benefit)	(5,950)	(26,841)	(19,599)

Net Loss	$(14,150)	$(47,553)	$(33,113)

Weighted average shares outstanding	10,000	10,000	10,000

Earnings per share	$(1,415)	$(4,755)	$(3,311)

See Notes to Consolidated Financial Statements

Phoenix Investment Partners, Ltd.

Consolidated Statements of Changes in Stockholder’s Equity

	For the Years Ended December 31, 2007, 2006 and 2005
	Common Stock and Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
($ in thousands)
Balances at December 31, 2004	$468,646	$(242,502)	$107	$226,251

Net loss	—	(33,113)	—	(33,113)
Other comprehensive income:
Net unrealized depreciation on securities available-for-sale	—	—	(119)	(119)

Total comprehensive loss				(33,232)
Contribution from parent	34,000	—	—	34,000

Balances at December 31, 2005	502,646	(275,615)	(12)	227,019

Net loss	—	(47,553)	—	(47,553)

Other comprehensive income:
Net unrealized appreciation on securities available-for-sale	—	—	15	15

Total comprehensive loss				(47,538)
Contribution from parent	74,000	—	—	74,000

Balances at December 31, 2006	576,646	(323,168)	3	253,481

Implementation of FIN 48	—	(255)	—	(255)
Net loss	—	(14,150)	—	(14,150)
Other comprehensive income:
Net unrealized depreciation on securities available-for-sale	—	—	(49)	(49)

Total comprehensive loss				(14,454)
Contribution from parent	385,900	—	—	385,900

Balances at December 31, 2007	$962,546	$(337,573)	$(46)	$624,927

See Notes to Consolidated Financial Statements

Phoenix Investment Partners, Ltd.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2007	2006	2005
($ in thousands)
Cash Flows from Operating Activities:
Net loss	$(14,150)	$(47,553)	$(33,113)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization of intangible assets	30,097	32,007	33,260
Intangible assets impairments	301	32,471	11,099
Amortization of deferred commissions	1,052	1,070	992
Depreciation and other amortization	1,095	2,726	1,690
Income to minority interest	—	—	6,682
(Gain) loss on sale of marketable securities	(1,774)	(543)	(774)
Proceeds from sale of trading investments	11,593	2,394	1,805
Purchase of trading investments	(11,370)	(3,237)	(1,791)
Unrealized depreciation (appreciation) on trading securities	2,569	(745)	1,216
Equity in earnings of unconsolidated affiliates, net of dividends	(191)	26	10
Payments of deferred commissions	(1,798)	(620)	(878)
Deferred taxes	(7,242)	(17,747)	(18,442)
Changes in operating assets and liabilities:
Accounts receivable	(899)	3,486	4,665
Receivables from related parties	3,081	(7,201)	1,396
Prepaid expenses and other assets	(251)	143	134
Accounts payable and accrued liabilities	(5,327)	12,579	(10,613)
Payables to related parties	(890)	919	1,004
Income taxes payable	12,019	(827)	(1,308)
Implementation of FIN 48	(255)	—	—
Deferred revenue	(1)	(1,094)	(1,953)
Other liabilities	(4,673)	7,658	(6,589)

Net cash provided by (used in) operating activities	12,986	15,912	(11,508)

Cash Flows from Investing Activities:
Purchase of subsidiaries, net of cash acquired	—	(50)	(12,826)
Purchase of mutual fund management contract	(1,123)	(6,321)	—
Purchase of available-for-sale investments	(107)	(104)	(106)
Capital expenditures	(460)	(1,552)	(797)
Purchase of long-term investments, net	—	(19)	(37)

Net cash used in investing activities	(1,690)	(8,046)	(13,766)

Cash Flows from Financing Activities:
Borrowings from related parties	—	24,000	18,000
Capital contributions	60,900	25,000	—
Repayment of debt	(69,243)	(46,807)	(3,000)
Distribution to minority interest	—	—	(15,913)

Net cash (used in) provided by financing activities	(8,343)	2,193	(913)

Net increase (decrease) in cash and cash equivalents	2,953	10,059	(26,187)
Cash and cash equivalents, beginning of year	33,862	23,803	49,990

Cash and Cash Equivalents, End of Year	$36,815	$33,862	$23,803

Supplemental Cash Flow Information:
Interest paid	$30,802	$30,558	$28,159
Income taxes paid, net	$(10,531)	$(8,226)	$117
Non-Cash Financing Activities:
Contribution from parent	$325,000	$49,000	$34,000
Repayment of debt to related party	$(325,000)	$(49,000)	$(34,000)

See Notes to Consolidated Financial Statements

Phoenix Investment Partners, Ltd.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

1.	Organization and Business

Phoenix Investment Partners, Ltd. (the “Company”), was formed on November 1, 1995 through a reverse merger with Duff & Phelps Corporation. From 1995 to 2001, the Company was a majority-owned indirect subsidiary of The Phoenix Companies, Inc. (“PNX”).

On January 11, 2001, pursuant to a Merger Agreement between the Company and PM Holdings, Inc. (“PM Holdings”), PM Holdings acquired the outstanding shares of the Company not already owned by PM Holdings, and the Company became a wholly owned subsidiary of PM Holdings. The acquisition of the Company by PM Holdings was effected by merging the Company with a subsidiary of PM Holdings, with the Company as the surviving entity. The Company became an indirect wholly owned subsidiary of PNX concurrent with PM Holdings transferring its interest in the Company to Phoenix Investment Management Company (“PIM”), a wholly owned subsidiary of PNX, in 2001.

The Company and its wholly owned subsidiaries provide a variety of investment management and related services to a broad base of individual and institutional clients throughout the U.S. The Company’s businesses include investment advisory and broker-dealer operations. Retail investment management services (including administrative services) are provided to individuals through products consisting of open-end mutual funds, closed-end funds, and separately managed accounts. Separately managed accounts are offered to high-net-worth individuals and include intermediary programs, sponsored and distributed by non-affiliated broker-dealers, and individual direct managed account investment services that are sold and administered by the Company. Institutional investment management services are provided primarily to corporate entities, multi-employer retirement funds and foundations, as well as endowment, insurance, and other special purpose funds. In addition, investment management services are provided on structured finance products, including collateralized debt obligations backed by portfolios of assets. The principal operating subsidiaries of the Company included in these consolidated financial statements are as follows:

•

Phoenix Equity Planning Corporation (“PEPCO”), a registered broker-dealer and registered transfer agent, serves principally as distributor, underwriter and financial agent for products registered with the Securities and Exchange Commission (“SEC”).

•

Phoenix Investment Counsel, Inc. (“PIC”), a wholly owned subsidiary of PEPCO, is a registered investment advisor providing investment management services primarily under agreements with affiliated registered investment companies.

•

Duff & Phelps Investment Management Co. (“Duff & Phelps”) is a registered investment advisor providing investment management services to a variety of institutions and individuals, including affiliated registered investment companies; corporate, public and multi-employer retirement funds; endowment, insurance and other special purpose funds, and high yield bond portfolios.

•	Engemann Asset Management (“EAM”) is a registered investment advisor providing investment management services primarily to individual investors and affiliated registered investment companies.

•

SCM Advisers LLC (“SCM”) is a registered investment advisor providing investment management services primarily to institutional accounts, individual investors, structured finance products and affiliated registered investment companies. SCM became a wholly owned subsidiary of the Company effective May 2, 2005. See Note 3.

•

Zweig Advisers LLC (“PZA”) and its wholly owned subsidiary, Euclid Advisors LLC (“Euclid”), are registered investment advisors providing investment management services primarily under agreements with affiliated registered investment companies. PZA and Euclid are collectively referred to as “Zweig” in the Consolidated Financial Statements.

•

Walnut Asset Management, LLC (“WAM”) is a registered investment advisor providing investment management services primarily to high-net-worth individuals. As part of the acquisition of WAM, the Company also acquired Rutherford, Brown & Catherwood, LLC (“RBC”), a WAM related broker-dealer. WAM and RBC are collectively referred to as “Walnut” in the Consolidated Financial Statements.

•

Kayne Anderson Rudnick Investment Management, LLC (“KAR”) is a registered investment advisor providing investment management services primarily to high-net-worth individuals and affiliated registered investment companies. KAR became a wholly owned subsidiary of the Company effective September 30, 2005. See Note 3.

•

Goodwin Capital Advisors Ltd. (“Goodwin”) is a registered investment advisor providing investment management services primarily to institutional accounts, structured finance products, affiliated registered investment companies and Phoenix Life Insurance Company’s (“Phoenix Life”) general account.

2.	Summary of Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

Principles of Consolidation and Basis of Presentation

The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements include the accounts of the Company and its subsidiaries. Material intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates. Accordingly, certain amounts in the consolidated financial statements contain estimates made by management. Actual results could differ from these estimates. Significant estimates, specifically those used to determine the carrying value of goodwill and intangible assets, are discussed in these notes to the consolidated financial statements.

Recent Accounting Pronouncements

The Company adopted the provisions of the Financial Accounting Standards Board, or FASB, Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48, on January 1, 2007. The Company recognized a $0.3 million cumulative effect adjustment as a result of the implementation of FIN 48. Including the cumulative effect adjustment, the Company had approximately $0.5 million of total gross unrecognized tax benefits as of January 1, 2007.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, or SAB 108. SAB 108 provides guidance for how errors should be evaluated to assess materiality from a quantitative perspective. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. The Company adopted SAB 108 on December 31, 2006 with no effect to the financial statements.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), which requires that compensation cost related to share-based payment transactions be recognized in financial statements at the fair value of the instruments issued. In addition, the accounting for certain grants of equity awards to individuals who are retirement eligible on the date of grant has been clarified. SFAS 123(R) states that an employee’s share based award becomes vested at the date that the employee’s right to receive or retain equity shares is no longer contingent on the satisfaction of a market, performance or service condition. Accordingly, awards granted to retirement eligible employees are not contingent on satisfying a service condition and, therefore, are recognized at fair value on the date of the grant. Additionally, the period over which cost is recognized for awards granted to those who become retirement eligible before the vesting date, will be from the grant date to the retirement eligible date rather than to the vesting date.

While prior to the issuance of SFAS 123(R) recognition of such costs at fair value was optional, PNX elected to do so for all share-based compensation that was awarded after December 31, 2002 and charged the Company its portion of those costs. Accordingly, the adoption of SFAS 123(R) did not have a material effect on the consolidated financial statements. Upon the adoption of fair value accounting for stock-based compensation in 2003, the prospective method of transition provided by the new standard was used, which resulted in expense recognition for stock options awarded after December 31, 2002.

Valuation and related assumption information used for the options granted include these key variables: weighted-average expected volatility, weighted-average risk-free interest rate and weighted-average common share dividend yield. See Note 17 to these financial statements for additional information related to share-based compensation.

Accounting standards not yet adopted

In December 2007, the FASB issued SFAS No. 141(R), Accounting for Business Combinations, or SFAS 141(R). SFAS 141(R) requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed and requires the acquirer to disclose all information needed to evaluate and understand the nature and financial effect of the combination and is effective for fiscal years beginning after December 15, 2008. The Company will adopt this standard effective January 1, 2009 and do not expect it to have a material impact on our financial position and results of operations.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements, or SFAS 160. SFAS 160 requires all entities to report noncontrolling interests in subsidiaries in the same way—as equity in the consolidated financial statements and requires that associated transactions be treated as equity transactions—and is effective for fiscal years beginning after December 15, 2008. The Company will adopt this standard effective January 1, 2009 and do not expect it to have a material impact on our financial position and results of operations.

In June 2007, the AICPA issued Statement of Position 07-1, Clarification of the Scope of the Audit and Accounting Guide “Investment Companies” and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies, or SOP 07-1. SOP 07-1 broadens the definition of an investment company for application of this guidance. It provides that an entity that meets the definition of an investment company use fair value as a basis of accounting and reporting and that a parent retains the specialized fair value accounting of the entity if certain criteria are met. On October 17, 2007, the FASB deferred the effective date of SOP 07-1 indefinitely.

On February 15, 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS 159, which gives entities the option to measure eligible financial assets, financial liabilities and firm commitments at fair value (i.e., the fair value option), on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes in fair value must be recorded in earnings. Additionally, SFAS 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to beginning retained earnings. The Company adopted SFAS 159 as of January 1, 2008 with no impact on our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 provides guidance on how to measure fair value when required under existing accounting standards. The statement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels (“Levels 1, 2 and 3”). Level 1 inputs are observable inputs that reflect quoted prices for identical assets or liabilities in active markets that have the ability to access at the measurement date. Level 2 inputs are observable inputs, other than quoted prices included in Level 1, for the asset or liability. Level 3 inputs are unobservable inputs reflecting our estimates of the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Quantitative and qualitative disclosures will focus on the inputs used to measure fair value for both recurring and non-recurring fair value measurements and the effects of the measurements in the financial statements. FASB Staff Position FAS 157-2 delayed application of SFAS 157 for non-financial assets and non-financial liabilities until fiscal years beginning after November 15, 2008. The Company adopted SFAS 157 as of January 1, 2008 for those assets and liabilities that were not deferred with no material impact on its financial position or results of operations.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and highly liquid affiliated money market mutual fund investments.

Marketable Securities

Marketable securities consist of mutual fund investments and other publicly traded securities which are carried at market value in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Mutual fund investments held by the Company’s broker-dealer subsidiary are classified as assets held for trading purposes. The Company provides the initial capital to funds or separately managed account strategies for the purpose of creating track records. Any unrealized appreciation or depreciation on these assets is included in “Other income” in the Consolidated Statements of Operations (“Statements of Operations”). Other mutual fund investments or publicly traded securities held by the Company are considered to be available-for-sale, with any unrealized appreciation or depreciation, net of income taxes, reported as a component of accumulated other comprehensive income in stockholder’s equity. Marketable securities are marked to market based on the respective publicly quoted net asset values of the funds or market prices of the equity securities or bonds.

Deferred Commissions

Deferred commissions are commissions paid to broker-dealers on sales of Class B and Class C mutual fund shares (“Class B and C shares”). These commissions are recovered by the receipt of monthly asset-based distributor fees received from the mutual funds or contingent deferred sales charges received upon redemption of the Class B and Class C shares within five and one years of purchase, respectively.

The deferred costs resulting from the sale of Class B shares subsequent to December 31, 2002 are amortized on a straight-line basis over a three or five-year period, depending on the fund, or until the underlying Class B shares are redeemed. Deferred costs resulting from the sale of Class C shares are amortized on a straight-line basis over a one-year period. Amortization expense, including adjustments for redemptions, was $3.1 million, $3.0 million and $3.7 million in 2007, 2006 and 2005 respectively, and is included in Other operating expenses in the Statements of Income. PEPCO periodically assesses the deferred commission asset for impairment and records additional amortization expense as appropriate.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 10 years for furniture and office equipment, and 3 to 5 years for computer equipment and software. Leasehold improvements are amortized over the lives of the related leases. Major renewals or betterments are capitalized and recurring repairs and maintenance are charged to operations.

Intangible Assets and Goodwill

Definite-lived intangible assets are amortized on a straight-line basis over the estimated remaining lives of such assets and are reevaluated on an ongoing basis in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” by comparing estimates of future undiscounted cash flows to the carrying value of assets. Assets are considered impaired if the carrying value exceeds the expected future undiscounted cash flows and an impairment is recorded.

Goodwill represents the excess of the purchase price of acquisitions and mergers over the identified net assets and liabilities. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is not being amortized. A single reporting unit has been identified for the purpose of assessing potential future impairments of goodwill. An impairment analysis of goodwill is performed annually or more frequently, if warranted by events or changes in circumstances affecting the Company’s business.

Indefinite-lived intangible assets are comprised of investment advisory contracts with affiliated closed-end registered investment companies. These assets are also tested for impairment annually and when events or changes in circumstances indicate the asset might be impaired.

Revenue Recognition

Investment management fees, distribution and service fees, and administration and transfer agent fees are recorded as income during the period in which services are performed. Investment management fees, which are accrued monthly, are earned based upon a percentage of assets under management, and are paid pursuant to the terms of the respective investment management contracts, which generally require monthly or quarterly payment.

Investment management fees earned on open-end mutual funds range from 0.10% to 1.50% of average assets under management, depending on the type of fund. Investment management fees earned on closed-end funds range from 0.50% to 0.85% of average assets under management. Investment management fees earned on separately managed accounts and institutional accounts are negotiated and are based primarily on asset size, portfolio complexity and individual needs and range from 0.15% to 1.00%. Investment management fees earned on structured finance products range from 0.08% to 0.45% of the principal outstanding.

Investment management fees related to Phoenix Life’s general account are earned on a cost-recovery basis. In addition, in August 2002 the Company agreed to waive investment management fees, for 2002 and future years, related to Phoenix Life’s Employee Retirement Plan until those fees totaled $2.5 million. As of December 31, 2007 a cumulative total of $3.4 million of investment management fees has been earned, of which $2.5 million had been waived pursuant to this agreement and the Company has recognized $0.9 million of fees in 2007.

Management fees contingent upon achieving certain levels of performance are recorded when earned. Certain fees related to collateralized loan and collateralized debt obligations (“CLOs” and “CDOs,” respectively) are subordinate and contingent upon the portfolio meeting certain financial criteria. As of December 31, 2007, 2006 and 2005, three CDOs did not meet all the criteria and, accordingly, no fees were recognized. At such time as the criteria are met, all or a portion of the subordinated fees may be recovered.

Distribution and service fees are earned based upon a percentage of assets under management, and are paid pursuant to the terms of the respective distribution and service fee contracts, which require a monthly payment.

Administration and transfer agent fees consist of administrative fees, shareholder service agent fees, fund administration fees, dealer concessions and transfer agent fees. Dealer concessions and transfer agent fees earned net of related expenses from distribution and sale of affiliated mutual fund shares and other securities are recorded on a trade date basis.

Other income and fees consist primarily of brokerage commissions and fees earned for distribution of nonaffiliated products. Commissions earned (and related expenses) are recorded on a trade date basis and are computed based upon contractual agreements.

Income Taxes

The Company and its subsidiaries are included in the consolidated federal income tax return filed by PNX and each is party to a tax sharing agreement by and among PNX and its subsidiaries. In accordance with this agreement, federal income taxes are allocated as if each subsidiary’s tax liability had been calculated on a separate company basis, except that benefits for any net operating losses will be provided to the extent such loss is utilized in the consolidated federal tax return. As such, the Company’s consolidated tax provision is an aggregation of the allocation of taxes to the separate Company subsidiaries. Deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting basis for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on assessments of the realizability of such amounts.

The ultimate tax outcome of many transactions is uncertain. Significant judgment is required in evaluating tax positions and in computing the tax provision including valuation allowances, the timing of reversals of net operating losses, and other items, many of whose outcomes can not be known at the date of the financial statements. Uncertain tax positions taken by the company are accounted for under FIN 48, which may require certain benefits taken on a tax return to not be recognized in the financial statements when there is the potential for certain tax positions to be successfully challenged by the taxing authorities.

Deferred taxes mainly relate to net operating losses and intangible assets. A valuation allowance has been established relative to state deferred tax assets due to the inability to combine certain sub-groups for state income tax reporting purposes. Changes in this allowance could have a material effect on our financial position and results of operations.

Earnings Per Share

Earnings per share (“EPS”) is calculated in accordance with SFAS No. 128, “Earnings Per Share.” Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares for the period.

Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and long-term debt are reflected in the financial statements at carrying value which equals or approximates fair value. Marketable securities are reflected in the financial statements at fair value based upon publicly quoted market prices.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains cash and cash equivalents in bank deposits with financial institutions. Cash deposits at these financial institutions may exceed Federal Deposit Insurance Corporation insurance limits.

Market Risk

The Company’s primary exposure to market risk is directly related to its role as investment advisor for various accounts it manages and the funds for which it acts as advisor. Most of the Company’s revenues are derived from investment management fees, which are based on the market value of the assets under management. A decline in the values of securities under management would cause revenues and income to decline.

The Company is also subject to market risk due to a decline in the values of its investments in marketable securities for its own account. A change in the market value of these investments would result in a corresponding change to either net income or other comprehensive income.

Employee Benefits

Certain current and former employees of the Company and its subsidiaries are members of a group medical and group life plan, are covered under a qualified defined benefit pension plan, and are eligible to participate in a defined contribution 401(k) retirement plan, each of which is sponsored by PNX and administered by a third-party administrator. The qualified pension and 401(k) retirement plans comply with the requirements established by the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees may contribute a percentage of their eligible compensation into the 401(k) retirement plan, as defined, subject to certain limitations imposed by the Internal Revenue Code (the “Code”). The Company matches employee contributions, subject to certain limitations. Additionally, an excess benefits plan provides for those portions of pension obligations that are in excess of amounts permitted by the Code. The Company is charged by Phoenix Life for its costs under these plans and for the Company’s matching portion of the 401(k) retirement plan. These costs were $8.9 million, $10.0 million and $6.2 million for 2007, 2006 and 2005, respectively.

In addition, certain employees of the Company have been granted options to purchase common stock of PNX. The Company records compensation expense related to the PNX options that were issued to employees since 2002 over a three-year vesting period based on the fair value of the options as of the grant date.

Business Segment

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes disclosure requirements relating to operating segments in annual and interim financial statements. Management has determined that the Company operates in one business segment, namely as an asset manager providing investment management and distribution services for retail and institutional products. Although the Company does make some disclosure regarding assets under management and other asset flows by product, the Company’s determination that it operates in one business segment is based on the fact that management reviews financial performance at an aggregate level. All of the products and services provided relate to asset management and are subject to a similar regulatory framework. Groups within the Company are generally not aligned with specific product lines. Investment professionals may manage both retail and institutional products.

3.	Merger, Acquisitions, Goodwill and Other Intangible Assets

The carrying amount of goodwill at December 31, 2007 and 2006 was $454,369.

Intangible assets at December 31, were as follows:

	2007	2006
($ in thousands)
Definite-lived intangible assets:
Investment contracts	$305,492	$304,679
Accumulated amortization	(170,607)	(140,224)

Definite-lived intangible assets, net	134,885	164,455

Indefinite-lived intangible assets	73,291	73,291

Total intangible assets, net	$208,176	$237,746

Activity in Intangible Assets

	Year Ended December 31,
	2007	2006	2005
($ in thousands)
Intangible assets
Purchases	$828	$6,372	$31,776
Amortization	(30,097)	(32,007)	(33,260)
Impairment	(301)	(32,471)	(11,099)

Change in intangible assets	(29,570)	58,106	(12,583)
Balance, beginning of period	237,746	295,852	308,435

Balance, end of period	$208,176	$237,746	$295,852

Intangible asset amortization for the next five years is estimated as follows: 2008—$29.2 million, 2009—$27.7 million, 2010—$25.9 million, 2011—$17.1 million, 2012—$9.9 million and thereafter—$25.1 million. At December 31, 2007, the weighted average estimated remaining amortization period for investment contracts is 6 years.

In the fourth quarter of 2007, the Company performed an interim test on certain of its definite-lived intangible assets in accordance with SFAS No. 144, “Standard Accounting for the Impairment or Disposal of Long Lived Assets” as a result of significant outflows in assets under management experienced at one of its operating subsidiaries due to the loss of a significant number of accounts. A pre-tax impairment charge of $0.3 million was recorded.

In the first quarter of 2006, the Company recorded a $32.5 million pre-tax impairment on $33.4 million of definite-lived intangible assets related to certain investment management contracts. This impairment resulted from the termination of the associated management contracts and related lost revenues.

In 2005, the Company performed interim tests on certain of its definite-lived intangible assets as a result of significant outflows in assets under management experienced as a result of the departure of a significant number of accounts. Pre-tax impairment charges of $11.1 million were recorded.

For each of the impairment losses noted above, a goodwill impairment test was also performed in accordance with SFAS No. 142 and did not result in impairment charges.

Acquisition of Kayne Anderson Rudnick Investment Management, LLC (“KAR”)

On September 30, 2005, the Company completed the acquisition of the minority interest of KAR. On that date, the Company acquired the remaining 34.8% non-controlling interest in KAR for $77.2 million, including $0.5 million of transaction costs. A cash payment of $9.7 million was made in October 2005 and promissory notes totaling $67.0 million were issued to the minority members to finance the remainder of the acquisition. These notes were paid in full as of January 2, 2007. See Note 9. These payments were recorded as additional purchase price of which $31.9 million was allocated to identified intangible assets and the remaining $45.4 was, in accordance with SFAS No. 142, classified as goodwill and is not being amortized.

Acquisition of SCM Advisors, LLC (formerly named Seneca Capital Management, LLC)

On May 2, 2005, the Company completed the acquisition of the minority interest of SCM and SCM became a wholly owned subsidiary of the Company. This transaction cost $1.2 million and was allocated entirely to goodwill.

Insight Funds

On May 18, 2006, the Company acquired the rights to advise, distribute and administer the Insight Funds from Harris Investment Management, Inc. (“Harris”) for $4.1 million plus $1.3 million of transaction costs.

Under the terms of the agreement, during its first four years, the Company is required to make additional annual payments to Harris related to the purchase of contracts of certain money market funds based upon the net profits earned on those funds (as defined in the Transaction Agreement). The Company made an annual payment of $1.1 million in 2007 related to the first year of this agreement and has accrued $0.6 million for the second year payment. The initial purchase price and these additional money market payments have been allocated to identified intangible assets and are being amortized over periods ranging from one to five years. Harris continues to manage the majority of the Insight Funds as sub-advisor.

Provisions of the agreement require that the Company make additional payments to Harris should the Company terminate Harris for reasons other than cause. At this time, the Company does not intend to terminate the agreement and, therefore, has not established any such related accruals.

Additionally, the Company entered into a strategic partnership agreement with Harris, whereby Harris would be available to the Company as a sub-advisor for non-Harris funds. Harris was subsequently appointed a sub-advisor to certain funds. The agreement states with regard to these sub-advised funds, if the sub-advisory fees Harris earns in the first five years of the agreement do not reach a specified amount, the Company must pay Harris an amount as predetermined by the agreement. The Company would be required to pay a maximum amount of $20.0 million under the agreement. If the Company were to terminate the contracts without cause, the termination costs would be based on $35.0 million, adjusted by a factor for the percentage of original assets that remain. The agreement was executed on March 28, 2006 and to date the Company has paid Harris approximately $12.0 million of the obligation. As the calculations are based on facts that can only be determined at the end of five years, and as there are significant variables that can impact such calculations, any obligation is not estimable at this time. The Company has done a hypothetical calculation and determined that no payment would be required. The Company will continue to review the contingent obligation.

4.	Marketable Securities

The Company’s marketable securities consist of both trading and available-for-sale securities. The composition of the Company’s marketable securities at December 31, was as follows:

	Cost	Unrealized Gain (Loss)	Market
($ in thousands)
2007
Trading:
Equity securities (managed account)	$861	$—	$861
Other affiliated mutual funds	12,875	(993)	11,882

Total trading securities	13,736	(993)	12,743

Available-for-sale:
Affiliated closed-end funds	1,621	—	1,621

Total marketable securities	$15,357	$(993)	$14,364

There were no changes to the unrealized portion of available-for-sale investments. The Company holds securities sold short that represent the short portion of a 130/30 equity strategy that the Company seeded in 2007. The 130/30 equity strategy involves selling short positions for approximately 30% of the portfolio value and purchasing long positions with the remaining portfolio value including the proceeds received from the short sales.

	Cost	Unrealized Gain (Loss)	Market
($ in thousands)
2006
Trading:
Equity securities (managed account)	$6,713	$1,449	$8,162
Municipal bonds	1,021	—	1,021
Other affiliated mutual funds	3,600	127	3,727

Total trading securities	11,334	1,576	12,910

Available-for-sale:
Affiliated closed-end funds	1,513	75	1,588

Total marketable securities	$12,847	$1,651	$14,498

5.	Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements at December 31, were comprised of the following:

	2007	2006
($ in thousands)
Computer equipment and software	$4,262	$4,363
Leasehold improvements	7,627	8,495
Furniture and office equipment	11,918	10,958

	23,807	23,816
Accumulated depreciation and amortization	(21,575)	(20,480)

Furniture, equipment, and leasehold improvements, net	$2,232	$3,336

6.	Long-Term Investments and Other Assets

Long-term investments are accounted for using the equity method, when appropriate. The Company’s share of the earnings of unconsolidated investments is included in Other income in the Statements of Operations.

Inverness/Phoenix and Related Partnerships

At December 31, 2007 and 2006, the Company had a 23% interest in Inverness/Phoenix Capital LLC (“IPC”). IPC is a joint venture with Inverness Management LLC, an unrelated third-party. IPC acts as a general partner to several partnerships that invest in private equity transactions (primarily management led buy-outs), expansion financing and recapitalizations involving management participation. At December 31, 2007 and 2006, the Company’s combined investment in IPC and one of its related partnerships was $1.5 million and $1.3 million, respectively.

7.	Collateralized Debt or Bond Obligations and Hedge Funds

The Company adopted Financial Interpretation No. (“FIN”) 46-R, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” for special purpose entities in which it holds a variable interest through PIC and SCM, on December 31, 2003. FIN 46-R interprets the existing standards on consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties (variable interest entities or “VIEs”). Variable interest entities are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among all parties involved. The primary beneficiary of a VIE is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding either explicit or implicit variable interests.

At December 31, 2007, PIC or SCM served as the investment advisors to ten collateralized debt or loan obligation (“CDO/CLOs”) trusts. The CDO/CLOs, which are investment trusts, have aggregate assets of $3.6 billion, $4.0 billion and $2.5 billion at December 31, 2007, 2006 and 2005, respectively, that are primarily invested in a variety of fixed income securities acquired from third parties. The CDO/CLOs, in turn, issued tranched collateralized debt and residual equity securities to third parties as well as to Phoenix Life’s general account. The CDO/CLOs reside in bankruptcy remote, special purpose entities in which the Company provides neither recourse nor guarantees. The Company has determined that it is not the primary beneficiary of these VIEs as defined by FIN 46-R. Accordingly, the Company’s financial exposure to these CDO/CLOs stems only from the investment management fees it earns, which totaled $9.1 million, $8.0 million and $8.8 million in 2007, 2006 and 2005, respectively.

For a portion of 2006 and years prior, SCM was the managing member of, and acted as the investment manager to, a hedge fund limited liability company and was the investment manager of a separate offshore hedge fund limited partnership. The purpose of these partnerships was to invest in long and short fixed income positions by U.S. and tax-exempt investors. As investment manager to these funds, SCM earned management fees totaling $0.2 million and $0.8 million in 2006 and 2005, respectively. These hedge funds are not considered to be VIEs, pursuant to FIN 46-R. Taking into consideration the limited partner/investor rights with respect to SCM’s appointment as the investment advisor of each fund, the Company has determined that consolidation is not required and accounts for these investments under the equity method of accounting.

8.	Income Taxes

The components of the provision for income taxes for the years ended December 31, were as follows:

	2007	2006	2005
($ in thousands)
Current
Federal	$(499)	$(9,831)	$(1,370)
State	1,790	737	214

Total current tax expense (benefit)	1,291	(9,094)	(1,156)

Deferred
Federal	(7,244)	(16,349)	(17,503)
State	3	(1,398)	(940)

Total deferred tax benefit	(7,241)	(17,747)	(18,443)

Total expense (benefit) for income taxes	$(5,950)	$(26,841)	$(19,599)

Deferred taxes resulted from temporary differences between the amounts reported in the consolidated financial statements and the tax basis of assets and liabilities. The tax effects of temporary differences at December 31, were as follows:

	2007	2006
($ in thousands)
Deferred tax assets:
Intangible assets	$13,641	$14,799
Net operating losses	49,831	41,572
Other	3,716	4,104

Gross deferred tax assets	67,188	60,475
Valuation allowance	(10,642)	(9,761)

Gross deferred tax assets after valuation allowance	56,546	50,714

Deferred tax liabilities:
Intangible assets	65,446	66,273
Other investments	214	822

Gross deferred tax liabilities	65,660	67,095

Deferred tax liability, net	$(9,114)	$(16,381)

The Company is included in the consolidated federal income tax return filed by PNX and is a party to a tax sharing agreement by and among PNX and its subsidiaries. In accordance with this agreement, federal income taxes are allocated as if they had been calculated on a separate company basis, except that benefits for any net operating losses will be provided to the extent such loss is utilized in the consolidated federal tax return. As such, the consolidated tax provision is an aggregation of the allocation of taxes to the separate Company subsidiaries. Deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting basis for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on assessments of the realizability of such amounts.

The ultimate tax outcome of many transactions is uncertain. Significant judgment is required in evaluating tax positions and in computing the tax provision including valuation allowances, the timing of reversals of net operating losses, and other items, many of whose outcomes can not be known at the date of the financial statements. Uncertain tax positions taken by the company are accounted for under FIN 48, which may require certain benefits taken on a tax return to not be recognized in the financial statements when there is the potential for certain tax positions to be successfully challenged by the taxing authorities.

Deferred taxes mainly relate to net operating losses and intangible assets. A valuation allowance has been established relative to state deferred tax assets due to the inability to combine certain sub-groups for state income tax reporting purposes. Changes in this allowance could have a material effect on our financial position and results of operations.

As of December 31, 2007, the Company had deferred tax assets of $38.8 million and $0.4 million related to net operating losses and capital losses, respectively, for federal income tax purposes and $10.6 million for state net operating losses. The related federal net operating losses of $110.9 million are scheduled to expire between the years 2023 and 2027. The federal capital losses of $1.0 million are scheduled to expire in 2010 and 2012. The state net operating losses of $127.2 million are scheduled to expire as follows: $77.8 million in 2008 through 2017 and $49.4 million in 2018 through 2026. Due to the inability of PNX to combine the life insurance and non-life insurance subgroups for state income tax purposes, the Company established a $10.6 million and $9.8 million valuation allowance at the end of 2007 and 2006, respectively, relative to the state deferred tax assets.

The following presents a reconciliation of the provision (benefit) for income taxes computed at the federal statutory rate to the provision (benefit) for income taxes recognized in the Statements of Operations for the periods indicated:

	Years Ended December 31,
	2007		2006		2005
($ in thousands)
Tax at statutory rate	$(7,035)	(35)%	$(26,038)	(35)%	$(18,449)	(35)%
State taxes, net of federal benefit	1,141	5	(369)	—	(428)	(1)
Goodwill amortization and impairments	17	—	80	—	58	—
Adjustments to tax accruals	13	—	78	—	(760)	(1)
Audit settlement	—	—	—	—	482	1
Other, net	(86)	—	(592)	(1)	(502)	(1)

Income tax expense (benefit)	$(5,950)	(30)%	$(26,841)	(36)%	$(19,599)	(37)%

The Company adopted the provisions of FASB, Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48, on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized a cumulative effect adjustment of approximately $0.3 million increase in liabilities for uncertain tax benefits, which was accounted for as an increase to the January 1, 2007 balance of accumulated deficit. Including the cumulative effect adjustment, the Company had approximately $0.5 million of total gross unrecognized tax benefits as of January 1, 2007 and December 31, 2007.

The entire amount of unrecognized tax benefits at December 31, 2007 would, if recognized, impact the annual effective tax rate upon recognition.

Based upon the timing and status of our current examinations by taxing authorities, the Company does not believe that it is reasonably possible that any changes to the balance of unrecognized tax benefits occurring within the next 12 months will result in a significant change to the results of operations, financial condition or liquidity. In addition, the Company does not anticipate that there will be additional payments made or refunds received within the next 12 months with respect to the years under audit. The Company does not anticipate any increases to the unrecognized tax benefits that would have a significant impact on the financial position of the Company.

Together with PNX, the Company and its subsidiaries file consolidated, combined, unitary or separate income tax returns in the U.S. federal, various state and foreign jurisdictions. The Company is no longer subject to income tax examinations by federal authorities for tax years prior to 2004. PNX’s consolidated U.S. federal income tax returns for 2004 and 2005 are currently being examined. The Company does not believe that the examination will result in a material change in its financial position. State examinations are being conducted by Connecticut for the years 1996 through 2005 and New York for the years 2003 through 2005. It is not believed that these examinations will result in a material change to the Company’s financial position, and there have been no penalties paid related to this examination.

9.	Long-Term Debt

Credit Facilities and Other Note Agreements:

On September 30, 2005, in connection with the final acquisition of KAR, the Company entered into promissory note agreements with the KAR minority members totaling $67.0 million to finance the remainder of the acquisition, of which $9.8 million plus interest was paid on January 3, 2006 and the remaining $57.2 million plus interest was paid on January 2, 2007. The interest rate on the notes was 4.75%. See Note 3.

On June 6, 2006, an existing $150.0 million unsecured senior revolving credit facility, dated as of November 22, 2004 was amended and restated. The financing commitments under the Amended Facility will terminate on June 6, 2009. Potential borrowers on the credit line are PNX, the Company and Phoenix Life. PNX unconditionally guaranteed any loans under this facility to the Company and Phoenix Life. Base rate loans bear interest at the greater of Wachovia Bank, National Association’s prime commercial rate or the federal funds rate plus 0.50%. Eurodollar rate loans bear interest at London Interbank Offered Rate (“LIBOR”) plus an applicable percentage based on PNX’s Standard & Poor’s and Moody’s ratings. The $25.0 million that had been outstanding at December 31, 2005 was repaid in its entirety on May 5, 2006 and there has been no further borrowing against this facility since that time. The Company was removed as a borrower of the facility effective April 2, 2008.

Interest expense related to the promissory note agreements and the credit facility including any facility, usage, commitment, and guarantee fees, was $0.1 million, $3.4 million and $2.0 million in 2007, 2006 and 2005, respectively.

Notes Payable to Related Parties:

The Company entered into various debt agreements with PNX in 2001 and 2002 that had original maturity dates at various times in 2007 that were subsequently extended to 2010. Interest was payable in arrears at annual rates ranging from 5.32% to 7.56% for the years 2006 and 2007. During 2006 and 2007, each of these notes was converted to equity in the form of capital contributions from PNX. The PNX board of directors deemed it to be in the best interests of PNX and the Company to forgive the remaining intra-company indebtedness associated with these notes in the amount of $325.0 million, and all interest accrued thereon. Debt outstanding at each of the last three year ends related to these debt agreements was as follows:

	Original Note Date	Notes Outstanding at December 31,
		2007	2006	2005
($ in millions)
Subordinated Agreement with PNX	12/27/01	$0	$150	$150
Subordinated Agreement with PNX	1/29/02	0	100	100
Senior Agreement with PNX	12/23/02	0	75	100

Additionally, on February 26, 2001, the Company entered into a separate $69.0 million subordinated note agreement with Phoenix Life due March 1, 2006 in exchange for debentures held by Phoenix Life. In December 2005 this agreement was renegotiated to provide for quarterly payments of $3 million. The renegotiated note matures in December 2010 and bears interest at an annual rate of 6.55%. The note agreement contains financial and operating covenants including, among other provisions, requirements that the Company maintain a maximum debt to earnings ratio and minimum stockholder’s equity. At December 31, 2007 and 2006, the Company was in compliance with all covenants. The outstanding balance on this note at December 31, 2007 and 2006 was $42.0 million and $54.0 million, respectively. The fair value of this note at December 31, 2007 and 2006 was $41.2 million and $52.7 million, respectively.

Interest expense related to notes payable to related parties was $26.6 million, $30.0 million and $26.7 million in 2007, 2006 and 2005, respectively.

10.	Contingent Liabilities

Litigation and Arbitration Matters

The Company is regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming us as a defendant ordinarily involves our activities as an employer, investor, investment advisor, broker-dealer or taxpayer. It is not feasible to predict or determine the ultimate outcome of all legal or arbitration proceedings or to provide reasonable ranges of potential losses. The

Company believes that the outcomes of our litigation and arbitration matters are not likely, either individually or in the aggregate, to have a material adverse effect on our consolidated financial condition. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation and arbitration, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operations or cash flows in particular quarterly or annual periods.

Regulatory Matters

State regulatory bodies, the SEC, the Financial Industry Regulatory Authority (“FINRA”) and other regulatory bodies regularly make inquiries of the Company and, from time to time, conduct examinations or investigations concerning our compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. The Company endeavors to respond to such inquiries in an appropriate way and to take corrective action if warranted.

In addition, federal and state regulatory authorities from time to time make inquiries and conduct examinations regarding our compliance with securities and other laws and regulations affecting our products. The Company endeavors to respond to such inquiries in an appropriate way and to take corrective action if warranted. There has been a significant increase in federal and state regulatory activity relating to financial services companies, with a number of recent regulatory inquiries focusing on late-trading, market timing and valuation issues.

In 2005, the Boston District Office of the SEC completed a compliance examination of certain of our affiliates that are registered under the Investment Company Act of 1940 or the Investment Advisers Act of 1940. Following the examination, the staff of the Boston District Office issued a deficiency letter primarily focused on perceived weaknesses in procedures for monitoring trading to prevent market timing activity. The staff requested the Company to conduct an analysis as to whether stockholders, policyholders and contract holders who invested in the funds that may have been affected by undetected market timing activity had suffered harm and to advise the staff whether the Company believes reimbursement is necessary or appropriate under the circumstances. A third party was retained to assist the Company in preparing the analysis. Based on this analysis, the Company advised the SEC that it does not believe that reimbursement is appropriate.

Over the past several years, a number of companies have announced settlements of other types of enforcement actions with various regulatory agencies, primarily the SEC and the New York Attorney General’s Office. It is possible that one or more regulatory agencies may pursue this type of action against the Company in the future. Financial services companies have also been the subject of broad industry inquiries by federal and state regulators and attorneys general which do not appear to be company-specific.

These types of regulatory actions may be difficult to assess or quantify, may seek recovery of indeterminate amounts, including punitive and treble damages, and the nature and magnitude of their outcomes may remain unknown for substantial periods of time. While it is not feasible to predict or determine the ultimate outcome of all pending inquiries, investigations, legal proceedings and other regulatory actions, or to provide reasonable ranges of potential losses, the Company believes that their outcomes are not likely, either individually or in the aggregate, to have a material adverse effect on our consolidated financial condition. However, given the large or indeterminate amounts sought in certain of these actions and the inherent unpredictability of regulatory matters, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company’s results of operation or cash flows in particular quarterly or annual periods.

Other Matters

The Company indirectly guarantees the activities of its broker-dealer subsidiaries. In addition, in the ordinary course of business the Company may enter into contracts with third parties pursuant to which the third parties provide services on the Company’s behalf or the Company provides services on behalf of the third parties. In certain circumstances, the Company may agree to indemnify the third-party service provider. The terms of indemnification may vary from contract to contract and the amount of indemnification liability, if any, cannot be determined. The Company made no payments to third parties in

2007 and 2006, and has recorded no liabilities with regard to commitments as of December 31, 2007. The Company believes that any risk of loss for direct or indirect guarantees is remote and would not have a material impact on the Company’s operating results or financial position.

11.	Capital and Reserve Requirement Information

As broker-dealers registered with the SEC, PEPCO and RBC are subject to certain rules regarding minimum net capital. PEPCO and RBC operate pursuant to Rule 15c3-1, paragraph (a) of the Securities Exchange Act of 1934 and, accordingly, are each required to maintain a ratio of “aggregate indebtedness” to “net capital” (as those items are defined) which may not exceed 15 to 1.

Aggregate indebtedness, net capital, and resultant ratios for PEPCO are as follows:

	December 31
	2007	2006
($ in thousands)
Aggregate indebtedness	$13,705	$14,282
Net capital	7,448	5,464
Ratio of aggregate indebtedness to net capital	1.8 to 1	2.6 to 1

PEPCO’s minimum required net capital at December 31, 2007 and 2006 based on its aggregate indebtedness on those dates, is $.9 million and $1.0 million, respectively.

Aggregate indebtedness, net capital, and resultant ratios for RBC are as follows:

	December 31,
	2007	2006
($ in thousands)
Aggregate indebtedness	$90	$89
Net capital	1,083	964
Ratio of aggregate indebtedness to net capital	.1 to 1	.1 to 1

RBC’s minimum required net capital at December 31, 2007 and 2006 is $100 thousand.

The operations of PEPCO and RBC do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, PEPCO and RBC are exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraphs (k)(2)(i) and (k)(2)(ii), respectively, of such rule.

12.	Other Operating Expenses

Other operating expenses for the years ended December 31, were comprised of the following:

	2007	2006	2005
($ in thousands)
Investment research	$7,078	$5,044	$4,157
Computer services	5,956	6,417	7,175
Rent and other occupancy	5,888	5,789	7,707
Professional fees	4,792	5,041	5,642
Outside services	2,685	3,966	4,702
Travel, training and entertainment	2,679	2,690	2,932
Communications and branding	1,815	1,339	552
National and regional meetings	1,750	1,494	1,313
Insurance	1,619	2,315	2,759
PNX staff chargeback	1,531	1,022	1,243
Consulting and administration fee	1,264	1,220	1,902
Marketing materials	1,076	1,316	2,578
Telephone and postage	1,074	1,205	1,606
General taxes	860	749	859
Equipment rental and maintenance	617	666	807
Brokerage clearing and execution costs	348	592	1,157
Other expenses	3,406	3,444	4,633

Total	$44,438	$44,309	$51,724

Certain of these operating expenses are provided by Phoenix Life. See Note 15.

13.	Restructuring and Severance

In 2005, the Company undertook a restructuring of the business as a result of certain underperforming investment strategies which represented a significant portion of the Company’s assets under management. These costs are primarily related to employee staff reductions including severance. Additionally, as a result of these reductions, in 2006, excess office space was vacated and made ready to sublet. Lease losses associated with various abandoned office space have been recognized representing the Company’s best estimate of the present value of the amount owed under the leases reduced by sub-lease income. No such costs were incurred in 2007. The costs incurred each year and unpaid balances at December 31 were as follows:

	2007	2006	2005
($ in thousands)
Beginning unpaid balance	$6,939	$414	$—
Costs incurred and expensed:
Employee staff reductions	—	4,876	11,863
Lease abandonment and other	—	8,758	631

Total costs incurred and expensed	—	13,634	12,494
Costs paid	(3,238)	(7,109)	(12,080)

Ending unpaid balance	$3,701	$6,939	$414

14.	Other Comprehensive Income

The components of other comprehensive income, and related tax effects, were as follows:

	Before Tax	Tax Expense (Benefit)	Net-of- Tax
($ in thousands)
Year Ended December 31, 2007
Unrealized losses on securities available-for-sale:
Unrealized holding losses arising during period	$(75)	$26	$(49)

Other comprehensive income (loss)	$(75)	$26	$(49)

Year Ended December 31, 2006
Unrealized gains on securities available-for-sale:
Unrealized holding gains arising during period	$24	$(9)	$15

Other comprehensive income (loss)	$24	$(9)	$15

Year Ended December 31, 2005
Unrealized losses on securities available-for-sale:
Unrealized holding losses arising during period	$(183)	64	$(119)

Other comprehensive income (loss)	$(183)	64	(119)

There were no sales of available-for-sale securities during the years ended December 31, 2007, 2006 and 2005.

15.	Other Related Party Transactions

As discussed in further detail throughout these notes, the Company has certain agreements with related parties whereby the Company and/or the related party provides services on behalf of the other party. Any intercompany balances outstanding associated with these transactions are reviewed monthly and are settled to the extent cash is available.

Revenues

The Company provides investment advisory services to affiliated mutual funds. The Company also manages assets and provides other investment advisory services to PNX, and Phoenix Life and its subsidiaries (e.g., general account and variable separate account products). The revenues earned from managing related party assets for the years ended December 31, were as follows:

	2007	2006	2005
($ in thousands)
Management fees:
Affiliated mutual and closed-end funds	$84,887	$76,246	$71,085
CDO/CBO	3,206	6,464	8,696
Phoenix Life General Account	11,589	9,840	9,424
Phoenix Life variable product separate accounts, net of reimbursement	2,332	3,046	4,430
Other	853	(5)	885

Total management fees	$102,867	$95,591	$94,520

Distribution and service fees:	$36,467	$29,805	$25,624

Administration fees:
Fund administration	$14,322	$11,500	$8,139
Shareholder service agent	6,466	5,754	5,054
Other	495	591	526

Total administration fees	$21,283	$17,845	$13,719

Other income and fees	645	683	1,203

Total	$161,262	$143,924	$135,066

Pursuant to the terms of its distribution plans with affiliated mutual funds, the Company received a combined $36.5 million, $29.8 million and $25.6 million in 2007, 2006 and 2005, respectively, from affiliated mutual funds for providing distribution and other services. Of these amounts, $30.8 million, $24.4 million and $20.0 million in 2007, 2006 and 2005, respectively, was paid in the form of trailing commissions for services rendered to unaffiliated broker-dealers. Trailing commissions are included in other operating expenses on the Statements of Income. The remaining distributor fees of $5.7 million, $5.4 million and $5.6 million in 2007, 2006 and 2005, respectively, were retained as reimbursement for distribution services provided by the Company.

The Company serves as the administrator to the affiliated mutual funds. For its services, which include financial agent services, the Company received administration fees of $14.3 million, $11.5 million and $8.1 million in 2007, 2006 and 2005, respectively. Of these amounts, $8.7 million, $7.9 million and $6.5 million in 2007, 2006 and 2005, respectively, were paid out to an unaffiliated third party for fund accounting services provided.

The Company also serves as transfer agent for certain affiliated mutual funds. For these services, the Company earned fees totaling $10.4 million, $7.6 million and $5.1 million in 2007, 2006 and 2005, respectively, and paid out sub-transfer agent fees of $4.0 million, $1.8 million and $0 in those years, respectively. These fees are presented net in “Administration fees.”

The Company received management fees averaging approximately .09%, .07% and .07% of the net asset value of the Phoenix Life General Account assets under management in 2007, 2006 and 2005, respectively. The Company’s transaction with affiliates comprised approximately 71%, 66% and 57% of total revenues, for the years ended 2007, 2006 and 2005, respectively. For each of these years, approximately 6% of total revenues are related to Phoenix Life.

Receivables from Related Parties

Receivables from affiliates as of December 31, were as follows:

	2007	2006
($ in thousands)
Investment management fees	$13,574	$15,707
Distribution and service fees	3,102	2,842
Administration fees	3,047	4,176
Other receivables	2,553	2,632

	$22,276	$25,357

Operating Expenses

Phoenix Life provides certain administrative services at the request of the Company. Additionally, certain of the Company’s active and retired employees participate in the Phoenix Life multi-employer retirement and benefit plans (see Note 2). The expenses recorded by the Company for significant services provided by Phoenix Life for the years ended December 31, were as follows:

	2007	2006	2005
($ in thousands)
Computer services	$4,095	$4,023	$4,010
Professional fees	3,569	4,457	6,155
Communications	1,815	1,339	552
Administrative fees	1,678	1,475	1,722
Corporate and staff	1,245	736	957
Rent	2,711	2,531	2,546
Employee related charges:
Healthcare and life insurance benefits	3,042	3,759	1,610
Pension and savings plans	2,691	3,387	2,435
Human resources administration	2,915	2,576	1,696
Equipment rental and maintenance, and other	60	78	24

Total	$23,821	$24,361	$21,707

The Company pays these charges based on contractual agreements. Computer services are based upon actual or specified usage. Other charges are based on hourly rates, square footage or head count. The Company reimburses Phoenix Life for employee related charges based on actual costs paid by Phoenix Life. Management believes that the methods used by Phoenix Life Insurance Company to allocate these expenses to the Company are reasonable.

Payables to Related Parties

Payables to related parties, principally Phoenix Life, for operating expenses as of December 31, 2007 and 2006 were $11.3 million and $12.2 million, respectively.

16.	Lease Contingencies

The Company incurred rental expenses on operating leases of $4.2 million, $10.7 million and $5.9 million in 2007, 2006 and 2005, respectively, and received income from subleases of $1.1 million, $0.9 million and $0.8 million in 2007, 2006 and 2005, respectively. The Company is committed to the following future net minimum rental payments under non-cancelable operating leases:

	Lease Payments	Income From Subleases	Net Lease Payments
($ in thousands)
2008	$7,432	$2,764	$4,668
2009	3,067	226	2,841
2010	2,265	227	2,038
2011	938	69	869
2012	491	—	491
2013 and thereafter	2,880	—	2,880

	$17,073	$3,286	$13,787

17.	Share-Based Compensation

Stock Option Plan

Certain employees of the Company have been granted options to purchase common stock of PNX under an approved PNX stock option plan. These options, which were granted at various times beginning in June 2002, vest over a three-year period and terminate ten years from the date of grant. PNX options are granted with an exercise price equal to the market value of the shares at the date of grant. The Company recorded compensation expense, relating to charges from PNX for allowing the Company employees to participate in the plan, of $0.5 million, $0.4 million and $0.3 million in 2007, 2006 and 2005 respectively, related to these options. A total of 570,906 option shares which have been granted to the Company’s active and retired employees were outstanding as of December 31, 2007, of which 372,269 are vested.

Restricted Stock Awards

Certain employees of the Company have been granted restricted stock units (“RSUs”) of PNX stock under an approved PNX restricted stock unit plan. Each RSU, once vested, entitles the holder to one share of PNX common stock when the restriction expires. The RSUs may be either time-vested or performance-contingent. The Company recorded compensation expense, related to charges from PNX for allowing the Company employees to participate in the RSU plan, of $2.6 million, $0.8 million and $1.0 million in 2007, 2006 and 2005, respectively. At December 31, 2007, 649,799 RSUs were outstanding and which had either not vested or for which stipulated performance had not as yet been achieved.

Share-Based Payments

On January 1, 2006 the Company adopted SFAS 123(R) using the modified prospective method.

Certain Company employees have been granted stock options and restricted stock under PNX plans further described below. The compensation cost that has been charged against income for these plans is summarized in the following table:

Share-based Compensation Plans:

	Year Ended December 31
	2007	2006	2005
($ in millions)
Compensation cost charged to income	$1.2	$1.2	$1.2

Income tax benefit	$0.4	$0.4	$0.4

The Company did not capitalize any cost of stock-based compensation during the three years ended December 31, 2007.

Stock options

Each option, once vested, entitles the holder to purchase one share of PNX common stock. The options vest over a three-year period. Once vested, options become exercisable. For stock options awarded, the Company recognizes expense over the vesting period equal to their fair value at issuance. The Company calculates the fair value of options using the Black-Scholes option valuation model.

Key Assumptions Used in Valuing Each PNX-related Option:

	Years Ended December 31,
	2007	2006	2005
Expected term	9.9 years	10.0 years	10.0 years
Weighted-average expected volatility	28.6%	24.3%	35.8%
Weighted-average interest rate	4.6%	4.6%	4.1%
Weighted-average common share dividend yield	1.1%	1.1%	1.4%

PNX Stock Option Activity related to Company Employees at

Weighted-Average Exercise Price:

	Year Ended December 31, 2007
	Common shares	Price
Outstanding, beginning of year	904,619	$14.36
Granted	139,000	14.06
Exercised	(99,212)	9.22
Forfeited	(51,501)	14.38
Canceled/expired	(243,500)	16.19

Outstanding, end of year	649,406	14.39

The aggregate intrinsic value of options outstanding at December 31, 2007 was $0.2 million.

As of December 31, 2007, 430,769 options were vested and exercisable, with an aggregate intrinsic value of $.02 million. These options had a weighted-average exercise price of $14.63 and a weighted-average remaining contractual term of 4.7 years.

Weighted-Average

Fair Value:

	Year Ended December 31,
	2007		2006		2005
	Common Shares	Grant Date Fair Value	Common Shares	Grant Date Fair Value	Common Shares	Grant Date Fair Value
PNX Options granted to Company employees	139,000	$5.77	155,500	$5.67	69,719	$5.35

Option Values:

	Year Ended December 31,
	2007	2006	2005
($ in millions)
Intrinsic value of options exercised	$0.5	$0.1	$0.0

Cash received from option exercises for the years ended December 31, 2007, 2006 and 2005 was $0.9 million, $0.2 million and $0, respectively.

As of December 31, 2007, there was $0.7 million of total unrecognized compensation cost related to non-vested stock options granted to Company employees. That cost is expected to be recognized over a weighted-average period of 1.8 years.

Restricted stock units and restricted stock

The Company participates in PNX RSU plans under which RSUs are granted to employees. Each RSU, once vested, entitles the holder to one share of PNX common stock when the restriction expires. The Company recognizes compensation expense over the vesting period of the RSUs, which is generally three years for each award.

PNX RSU Activity Related to Company Employees at

Weighted-Average Grant Price

	Year Ended December 31, 2007
	RSUs	Fair Value
Outstanding, beginning of year	268,270	$11.13
Awarded	324,175	14.09
Converted to common shares/applied to taxes	(184,397)	9.71
Canceled	(11,606)	14.60

Outstanding, end of year	396,442	14.10

Generally, the shares underlying these awards will be issued upon vesting unless the participant elects to defer receipt. Deferred awards will be issued on each employee’s respective termination or retirement.

Weighted-Average

Fair Value:

	Year Ended December 31,
	2007		2006		2005
	RSUs	Grant Date Fair Value	RSUs	Grant Date Fair Value	RSUs	Grant Date Fair Value
PNX RSUs awarded to Company employees	324,175	$14.09	110,989	$14.60	70,493	$12.91

RSU Values:

	Year Ended December 31,
	2007	2006	2005
($ in millions)
Intrinsic value of RSUs converted	$3.6	$2.3	$0.0
Total grant date fair value of RSUs vested	$1.0	$1.0	$0.7

As of December 31, 2007, there was $3.4 million of total unrecognized compensation cost related to non-vested RSUs granted to Company employees. That cost is expected to be recognized over a weighted-average period of 2.1 years.

In addition to the RSU activity above, 0.3 million RSUs are subject to future issuance based on the achievement of performance criteria established under certain of the incentive plans. The performance contingencies for these RSUs will be resolved no later than December 31, 2009.

18.	Subsequent Events

Spin-Off of Asset Management Business

On February 7, 2008, PNX announced its intention to spin-off the Company by way of a dividend of the Company’s stock to the PNX stockholders. The spin-off is intended to be tax-free to the PNX stockholders and the spin-off and related transactions are expected to be completed in the third quarter of 2008.

Identified Intangible Assets

In February 2008, the Company performed an interim impairment test of one of its intangible contracts valued at $29.3 million. The test was triggered by management’s assessment that previous declines in assets and revenue supporting the intangible coupled with a notice of termination from one large account in February 2008 required such a test. As a result of the test, the Company recorded a pre-tax impairment of $10.5 million.

PHOENIX INVESTMENT PARTNERS, LTD.

Consolidated Balance Sheets

(Unaudited)

	September 30, 2008	December 31, 2007
($ in thousands, except share data)
Assets
Current Assets
Cash and cash equivalents	$22,610	$36,815
Trading securities, at fair value	10,463	12,743
Available-for-sale securities, at fair value	1,517	1,621
Accounts receivable	5,903	7,420
Receivables from related parties	17,914	22,276
Prepaid expenses and other assets	2,453	2,252

Total current assets	60,860	83,127
Deferred commissions	2,212	2,581
Furniture, equipment and leasehold improvements, net	4,054	2,232
Intangible assets, net	86,119	208,176
Goodwill	122,663	454,369
Deferred taxes, net	86,643	—
Long-term investments and other assets	2,501	1,678

Total assets	$365,052	$752,163

Liabilities and Stockholder’s Equity
Current Liabilities
Accrued compensation and benefits	$25,121	$34,115
Accounts payable	2,545	3,667
Payables to related parties	9,442	11,295
Securities sold short, at fair value	698	854
Income taxes payable	8,148	12,028
Other accrued liabilities	3,648	5,471
Broker-dealer payable	5,837	6,908
Current portion of notes payable to related parties	12,000	12,000

Total current liabilities	67,439	86,338
Deferred taxes, net	—	9,114
Notes payable to related parties	21,019	30,019
Lease obligations and other long-term liabilities	1,667	1,765

Total liabilities	90,125	127,236

Stockholder’s Equity
Common stock, $.01 par value, 100,000,000 shares authorized, and 10,000 shares issued and outstanding	—	—
Additional paid-in capital	962,546	962,546
Accumulated deficit	(687,450)	(337,573)
Accumulated other comprehensive income (loss)	(169)	(46)

Total stockholder’s equity	274,927	624,927

Total liabilities and stockholder’s equity	$365,052	$752,163

See Notes to Consolidated Financial Statements

PHOENIX INVESTMENT PARTNERS, LTD.

Consolidated Statements of Operations

(Unaudited)

	Nine Months Ended September 30,
	2008	2007
($ in thousands, except per share data)
Revenues
Investment management fees	$102,211	$119,478
Distribution and service fees	24,345	27,122
Administration and transfer agent fees	15,072	17,544
Other income and fees	1,759	5,883

Total revenues	143,387	170,027

Operating Expenses
Employment expenses	65,802	72,523
Distribution and administration expenses	33,586	37,188
Other operating expenses	35,087	32,821
Goodwill impairment	331,706	—
Intangible asset impairment	100,492	—
Depreciation and other amortization	549	941
Amortization of intangible assets	22,413	22,608

Total operating expenses	589,635	166,081

Operating Income (Loss)	(446,248)	3,946

Other Income (Expense)
Unrealized (depreciation) appreciation on trading securities	(2,350)	(1,573)
Other income	580	2,165

Total other income (expense), net	(1,770)	592

Interest (Expense) Income
Interest expense	(2,037)	(20,117)
Interest income	675	1,166

Total interest expense, net	(1,362)	(18,951)

Loss Before Income Taxes	(449,380)	(14,413)
Income tax expense (benefit)	(99,503)	(4,246)

Net Loss	$(349,877)	$(10,167)

Weighted average shares outstanding	10,000	10,000

Earnings per share	$(34,988)	$(1,017)

See Notes to Consolidated Financial Statements

PHOENIX INVESTMENT PARTNERS, LTD.

Consolidated Statements of Changes in Stockholder’s Equity

For the Nine Months Ended September 30, 2008 and 2007

(Unaudited)

	Common Stock and Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
($ in thousands)
Balances at December 31, 2006	$576,646	$(323,168)	$3	$253,481
Net loss	—	(10,167)	—	(10,167)
Other comprehensive income:
Net unrealized depreciation on securities available-for-sale	—	—	(25)	(25)

Total comprehensive loss				(10,192)
Contribution from parent	60,900	—	—	60,900

Balances at September 30, 2007	$637,546	$(333,335)	$(22)	$304,189

Balances at December 31, 2007	$962,546	$(337,573)	$(46)	$624,927
Net loss	—	(349,877)	—	(349,877)
Other comprehensive income:
Net unrealized depreciation on securities available-for-sale	—	—	(123)	(123)

Total comprehensive loss				(350,000)

Balances at September 30, 2008	$962,546	$(687,450)	$(169)	$274,927

See Notes to Consolidated Financial Statements

PHOENIX INVESTMENT PARTNERS, LTD.

Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months Ended September 30,
	2008	2007
($ in thousands)
Cash Flows from Operating Activities:
Net loss	$(349,877)	$(10,167)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization of intangible assets	22,413	22,608
Goodwill impairments	331,706	—
Intangible assets impairments	100,492	—
Amortization of deferred commissions	1,052	849
Depreciation and other amortization	549	941
Proceeds from sale of trading investments	974	10,633
Purchase of trading investments	(845)	(6,069)
Gain on sale of marketable securities	—	(1,804)
Unrealized depreciation (appreciation) on trading securities	2,350	1,573
Equity in earnings of unconsolidated affiliates, net of dividends	(582)	(192)
Payments of deferred commissions	(683)	(2,046)
Deferred taxes	(95,691)	10,648
Changes in operating assets and liabilities:
Accounts receivable	1,518	(2,918)
Receivables from related parties	4,362	3,248
Prepaid expenses and other assets	(301)	(682)
Accounts payable and accrued liabilities	(12,113)	(11,450)
Payables to related parties	(1,852)	(776)
Income taxes payable	(3,880)	(5,994)
Deferred revenue	21	15
Other liabilities	(2,363)	(3,597)

Net cash (used in) provided by operating activities	(2,750)	4,820

Cash Flows from Investing Activities:
Purchase of mutual fund management contract	—	(525)
Purchase of available-for-sale investments	(85)	(80)
Capital expenditures	(2,370)	18

Net cash used in investing activities	(2,455)	(587)

Cash Flows from Financing Activities:
Capital contributions	—	60,900
Repayment of debt	(9,000)	(66,243)

Net cash used in financing activities	(9,000)	(5,343)

Net increase (decrease) in cash and cash equivalents	(14,205)	(1,110)
Cash and cash equivalents, beginning of period	36,815	33,862

Cash and Cash Equivalents, End of Period	$22,610	$32,752

Supplemental Cash Flow Information:
Interest paid	$6,825	$24,019
Income taxes paid (refunded), net	$29	$(8,941)

See Notes to Consolidated Financial Statements

PHOENIX INVESTMENT PARTNERS, LTD.

Notes to Consolidated Financial Statements

September 30, 2008 and 2007

(Unaudited)

1.	Organization and Business

Phoenix Investment Partners, Ltd. (“PXP” or the “Company”) is an indirect wholly owned subsidiary of The Phoenix Companies, Inc. (“PNX”). On February 7, 2008, PNX announced its intention to spin-off PXP by way of a dividend of PXP’s stock to PNX’s shareholders. The spin-off is expected to be completed in the fourth quarter of 2008. In connection with the spin-off, PXP changed its name to Virtus Investment Partners, Inc.

The Company and its wholly owned subsidiaries provide a variety of investment management and related services to a broad base of institutional, corporate, and individual clients throughout the U.S. The Company’s businesses include investment advisory and broker-dealer operations. Retail investment management services including administrative services are provided to individuals through products consisting of open-end mutual funds, closed-end funds, and separately managed accounts. Separately managed accounts are offered to high-net-worth individuals and include intermediary programs, sponsored and distributed by non-affiliated broker-dealers, and individual direct managed account investment services that are sold and administered by the Company. Institutional investment management services are provided primarily to corporate entities, multi-employer retirement funds and foundations, as well as endowment, insurance and other special purpose funds. In addition, investment management services are provided on structured finance products, including collateralized debt obligations backed by portfolios of assets.

Principles of Consolidation

The accompanying unaudited Consolidated Financial Statements should be read in conjunction with the audited financial statements of the Company as of and for the year ended December 31, 2007. The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. Material intercompany accounts and transactions have been eliminated.

The interim financial data as of September 30, 2008 and for the nine months ended September 30, 2008 and September 30, 2007 is unaudited; however, in the opinion of the Company, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods.

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, which defines “fair value,” establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB Staff Position FAS 157-2 delayed application of SFAS 157 for non-financial assets and non-financial liabilities, except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) until years beginning after November 15, 2008. The Company adopted SFAS 157 as of January 1, 2008 for those assets and liabilities that were not deferred with no material impact on its financial position or results of operations. The Company deferred fair value measurements for its goodwill and intangible assets. Goodwill and intangible assets have carrying amounts of $122.7 million and $86.1 million, respectively, as of September 30, 2008.

Separation Costs

All expenses incurred by the Company in connection with the proposed spin-off from PNX are being recorded by PNX.

2.	Goodwill and Intangible Assets

Goodwill and intangible assets at September 30, 2008 and December 31, 2007 were as follows:

	September 30, 2008	December 31, 2007
($ in thousands)
Definite-lived intangible assets:
Investment contracts	$300,259	$305,492
Accumulated amortization	(250,194)	(170,607)

Definite-lived intangible assets, net	50,065	134,885

Indefinite-lived intangible assets	36,054	73,291

Total intangible assets, net	$86,119	$208,176

Goodwill	$122,663	$454,369

Activity in Intangible Assets and Goodwill

	Nine Months Ended September 30,
	2008	2007
($ in thousands)
Intangible assets
Purchases	$84.8	$454
Amortization	(22,413)	(22,608)
Impairment	(100,492)	—

Change in intangible assets	(122,057)	(22,154)
Balance, beginning of period	208,176	237,746

Balance, end of period	$86,119	$215,592

Goodwill
Impairment	$(331,706)	$—

Change in goodwill	(331,706)	—
Balance, beginning of period	454,369	454,369

Balance, end of period	$122,663	$454,369

During the third quarter of 2008, the Company recorded impairments of $421.7 million on intangible assets and goodwill. The Company determined that a triggering event requiring an impairment assessment had occurred as a result of significant declines in the equity markets, and the decline in valuations of financial companies experienced in 2008, particularly in the third quarter. The Company performed the impairment analysis using the methodology applied in prior annual and interim testing. The Company used a discounted cash flow model to calculate the fair value of definite- and indefinite-lived intangible assets. To test for impairment of goodwill, the Company obtained and weighted several estimates of the fair value of the reporting unit, including valuations from third parties, as well as using a sum of a multiple of revenue plus the fair value of the unit’s tangible net assets. The primary drivers of the impairment were a reduction in assets under management, due to markets being at multi-year lows, and valuation multiples for asset managers also being multi-year lows. During the first quarter of 2008, the Company recorded a $10.5 million pre-tax impairment on identified intangible assets related to institutional investment management contracts. This impairment resulted from the termination of certain contracts and related factors. As a result of impairment charges and other losses, the Company has net deferred tax assets as of September 30, 2008 of $86.6 million. The Company expects that the deferred tax assets will have a full valuation allowance recorded against them post spin-off from PNX.

3.	Related Parties

The Company has certain agreements with related parties whereby the Company and/or the related party provides services on behalf of the other party. Any intercompany balances outstanding associated with these transactions are reviewed monthly and are settled to the extent cash is available. During the nine months ended September 30, 2008 and 2007, the Company earned approximately $109.6 million and $120.3 million, respectively, in revenues from managing related party assets.

Receivables from affiliates, including investment management fees, fund administration fees and other receivables at September 30, 2008 and December 31, 2007 were $18 million and $22 million, respectively.

PNX provides certain administrative services at the request of the Company and certain of the Company’s active and retired employees participate in PNX multi-employer retirement and benefit plans. Expenses recorded by the Company for significant services provided by PNX for the nine months ended September 30, 2008 and 2007 were approximately $16.2 million and $18.3 million, respectively.

Payables to related parties, principally PNX, for operating expenses as of September 30, 2008 and December 31, 2007 were $9 million and $11 million, respectively.

4.	Contingent Liabilities

On May 20, 2008, SCM Advisors, LLC (“SCM”), a wholly-owned subsidiary of the Company, was named a respondent in an arbitration commenced with the American Arbitration Association by former institutional clients, Forethought Investment Management, Inc., Forethought Life Insurance Company, Forethought Life Assurance Company and Forethought Financial Group, Inc., for alleged losses sustained while SCM was providing investment advisory services. The investment losses are primarily related to investments in collateralized debt obligations and are alleged to exceed $38 million. The Company believes that the claims lack merit and SCM intends to defend this matter vigorously.

In September 2008, a security held in the Phoenix Insight Money Market Fund (the “Fund”), for which the Company is the advisor and Harris Investment Management is the sub-advisor, had decreased in value and had the potential to cause the Fund’s net asset value per share to dip below 99.5 cents. In connection with actions taken to maintain the Fund’s net asset value, the Company agreed to partially address the ultimate loss, if any, on the security by restructuring existing money market agreements with Harris Bankcorp, Inc. (“Harris Bankcorp”), a U.S. subsidiary of Bank of Montreal, or by an alternative means subject to a maximum of $15 million. The contingency was extinguished in October, 2008 concurrent with the agreement with Harris Bankcorp for it to take a 23% equity position in the Company in connection with the planned spin-off.

The 23% equity position taken by Harris Bankcorp is to be in the form of Series A Preferred Stock and Series B Preferred Stock. In accordance with the agreement, at any time after the three year anniversary of the issuance of the preferred stock, Harris Bankcorp will have the right to require the Company to repurchase the Series A Preferred Stock for a purchase price ( the “put price”) equal to the liquidation preference of such shares of preferred stock. The put price may be payable by the Company in immediately available funds or, at the election of the Company, may be paid in the form of two senior promissory notes each having an aggregate principal amount equal to one-half of the put price of the Company, paying interest at LIBOR plus three percent per annum, the first maturing on the one year anniversary of the put closing date and the second maturing on the two year anniversary of the put closing date. According to the agreement, the put right will expire if at the time that the 23% equity position sale is consummated or at anytime thereafter the average closing price for the common stock of the Company during any five consecutive trading day period exceeds the conversion price per share of the preferred stock, as adjusted from time to time.

5.	Subsequent Event

On October 30, 2008, the Company and its parent companies, PNX and Phoenix Investment Management Company, entered into an Investment and Contribution Agreement (the “Agreement”) with Harris Bankcorp pursuant to which Harris Bankcorp would acquire $45.0 million in convertible preferred stock of the Company, representing a 23% equity position in the Company and its direct and wholly owned subsidiary for an aggregate purchase price of $35 million. The agreement calls for a two-step closing process, the first step of which was completed effective October 31, 2008. The second step of the transaction, which is subject to certain regulatory and other customary conditions, is expected to be completed in connection with the spin-off.